UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Audit Report of KB Securities Co., Ltd. for Fiscal Year 2024

On March 5, 2025, KB Financial Group Inc. disclosed audit reports of KB Securities Co., Ltd. (“KB Securities”), its wholly-owned subsidiary, for fiscal year 2024 based on the International Financial Reporting Standards as adopted by the Republic of Korea (including the consolidated and separate financial statements of KB Securities as of and for the years ended December 31, 2024 and 2023 and related notes) received from Samil PricewaterhouseCoopers, its independent auditor. The financial statements in such reports have not been approved by the shareholders of KB Securities and remain subject to change.

KB Financial Group Inc. is furnishing the following documents as exhibits to this Form 6-K filing:

Exhibit 99.1: An English-language translation of the Consolidated Audit Report of KB Securities for FY 2023.

Exhibit 99.2: An English-language translation of the Separate Audit Report of KB Securities for FY 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: March 5, 2025	By: /s/ Sang Rock Na
(Signature)

Name: Sang Rock Na
Title: Managing Director and Chief Financial Officer

Exhibit 99.1

KB SECURITIES CO., LTD.

and Subsidiaries

Consolidated Financial Statements

December 31, 2024 and 2023

(With Independent Auditor’s Report Thereon)

KB SECURITIES CO., LTD. and Subsidiaries

Index

December 31, 2024 and 2023

Independent Auditor’s Report

(English Translation of a Report Originally Issued in Korean)

To the Board of Directors and Shareholders of KB Securities Co.,Ltd.

Opinion

We have audited the consolidated financial statements of KB Securities Co.,Ltd. and its subsidiaries (collectively referred to as the “Group”) which comprise the consolidated statements of financial position as at December 31, 2024 and 2023, and the consolidated statements of profit or loss, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the year then ended, and notes to the consolidated financial statements, including material accounting policy information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of KB Securities Co.,Ltd. and its subsidiaries as at December 31, 2024 and 2023, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS).

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements of the Republic of Korea that are relevant to our audit of the consolidated financial statements and we have fulfilled our other ethical responsibilities in accordance with the ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Other Matters

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with Korean IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

March 5, 2025

This report is effective as of March 5, 2025, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KB SECURITIES CO., LTD. and Subsidiaries

Consolidated Statements of Financial Position

December 31, 2024 and 2023

(in Korean won)	Notes	2024	2023
Assets
Cash and deposits	5,36,37,38	3,322,504,801,129	2,927,067,229,634
Financial assets at fair value through profit or loss	6,36,37,38	37,098,018,781,130	35,948,948,684,278
Derivative financial assets	7,36,37,38,39	1,394,203,700,793	1,138,492,891,097
Financial assets at fair value through other comprehensive income	8,36,37,38	6,485,291,405,839	5,134,512,868,551
Investments in associates	9	417,779,179,720	311,590,371,758
Financial assets measured at amortised cost	10,36,37,38,39	10,605,842,882,283	10,418,945,936,461
Property and equipment	11,40	264,565,054,272	255,140,828,549
Investment properties	12	419,452,413,193	616,922,347,428
Intangible assets	13	270,013,083,580	272,296,277,074
Current tax assets		6,817,736,155	12,562,733,171
Deferred tax assets	35	101,231,125,789	1,023,220,091
Other financial assets	14,36,37,38,39	2,813,756,957,484	4,072,941,183,368
Other assets	15	191,058,232,236	156,475,314,503

Total assets		63,390,535,353,603	61,266,919,885,963

Liabilities
Deposit liabilities	16,36,37,38	7,725,858,827,353	7,122,595,110,221
Financial liabilities at fair value through profit or loss	6,36,37,38,39	10,568,567,281,885	10,835,881,099,625
Derivative financial liabilities	7,36,37,38,39	1,924,224,653,973	1,816,172,470,767
Borrowings	17,36,37,38,39	33,454,601,384,335	30,640,156,334,629
Current tax liabilities		2,088,698,400	2,315,452,033
Net defined benefit liabilities	18	68,664,255,596	62,564,425,198
Deferred tax liabilities	35	—	11,913,920,671
Provisions	19	137,559,873,490	212,988,122,952
Other financial liabilities	20,36,37,38,39,40	2,210,452,579,371	3,894,408,699,725
Other liabilities	21	410,188,122,844	371,892,231,675

Total liabilities		56,502,205,677,247	54,970,887,867,496

Equity
Share capital	22	1,493,102,120,000	1,493,102,120,000
Hybrid securities	23	756,092,772,000	626,093,392,000
Other paid-in capital	24	1,479,259,900,170	1,478,687,978,420
Retained earnings	25	2,709,817,622,121	2,304,302,712,341
Other components of equity	26	366,918,638,122	322,497,946,084

Equity attributable to shareholders of the Parent Company		6,805,191,052,413	6,224,684,148,845
Non-controlling interest		83,138,623,943	71,347,869,622

Total equity		6,888,329,676,356	6,296,032,018,467

Total liabilities and equity		63,390,535,353,603	61,266,919,885,963

The above consolidated statements of financial position should be read in conjunction with the accompanying notes.

KB SECURITIES CO., LTD. and Subsidiaries

Consolidated Statements of Profit or Loss

Years Ended December 31, 2024 and 2023

(in Korean won)	Notes	2024	2023
Operating income
Fee and commission income	27	996,126,674,623	946,466,679,740
Gain on valuation and disposal of financial instruments	28	6,736,722,555,374	7,721,803,264,977
Interest income	29	1,786,484,002,043	1,763,585,063,174
Interest income from financial instruments at FVTPL		845,561,099,273	810,712,741,938
Interest income in applying of effective interest rate		940,922,902,770	952,872,321,236
Gain on valuation and disposal of financial assets measured at amortised costs	30	93,211,647,521	8,985,668,089
Gain on foreign currency transactions	31	1,003,250,074,144	929,983,245,366
Other operating income	32	216,235,771,509	214,316,189,404

		10,832,030,725,214	11,585,140,110,750

Operating expenses
Fee and commission expense	27	224,247,029,796	239,341,389,849
Loss on valuation and disposal of financial instruments	28	6,596,582,730,529	7,488,880,324,414
Interest expense	29	1,179,191,194,744	1,148,794,249,725
Loss on valuation and disposal of financial assets measured at amortised costs	30	145,590,870,688	151,760,490,167
Loss on foreign currency transactions	31	855,259,385,623	874,317,352,206
Selling and administrative expenses	33	980,571,344,291	903,560,375,531
Other operating expenses	32	69,801,692,335	98,331,804,366

		10,051,244,248,006	10,904,985,986,258

Operating profit		780,786,477,208	680,154,124,492
Non-operating income	34	79,952,919,885	67,304,397,172
Non-operating expenses	34	112,106,383,967	254,697,064,046

Profit before income tax		748,633,013,126	492,761,457,618
Income tax expense	35	158,272,192,817	104,733,620,558

Profit for the year		590,360,820,309	388,027,837,060

Profit attributable to:
Shareholders of the Parent Company		591,153,189,731	395,015,482,840
Non-controlling interest		(792,369,422)	(6,987,645,780)

The above consolidated statements of profit or loss should be read in conjunction with the accompanying notes.

KB SECURITIES CO., LTD. and Subsidiaries

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2024 and 2023

(in Korean won)	Notes	2024	2023
Profit for the year		590,360,820,309	388,027,837,060

Other comprehensive income(loss)
Items that will not be reclassified to profit or loss
Net gains on valuation of equity instruments at fair value through other comprehensive income	8,26	8,839,011,424	24,960,028,697
Fair value changes on financial liabilities designated at fair value due to own credit risk	6,26	(5,514,924,589)	(52,863,029,391)
Remeasurements of the net defined benefit liabilities	18,26	(4,690,189,048)	(5,008,801,399)
Revaluation of property and equipment	26	—	84,435,863
Items that may be subsequently reclassified to profit or loss
Net gains(losses) on valuation of debt instrument at fair value through other comprehensive income	8,26	(1,984,821,331)	30,951,147,161
Share of other comprehensive income(loss) of associates	9,26	6,533,680,406	(4,014,207,534)
Gains(losses) on hedge of net investments in foreign operations	7,26	(21,669,806,592)	2,297,619,786
Exchange difference on translation of foreign operations	26	66,396,452,674	3,393,879,961

Other comprehensive income for the year, net of tax		47,909,402,944	(198,926,856)

Total comprehensive income for the year		638,270,223,253	387,828,910,204

Total comprehensive income for the year attributable to:
Shareholders of the Parent Company		636,999,680,242	394,210,790,673
Non-controlling interest		1,270,543,011	(6,381,880,469)

The above consolidated statements of comprehensive income should be read in conjunction with the accompanying notes.

KB SECURITIES CO., LTD. and Subsidiaries

Consolidated Statements of Changes in Equity

Years Ended December 31, 2024 and 2023

(in Korean won)	Attributable to the Shareholder of the Parent Company
	Share Capital	Hybrid Securities	Other Paid In Capital	Retained Earnings	Other Components of Equity	Other Comprehensive Income for the Disposal Group	Total	Non-controlling Interest	Total Equity
Balance at January 1, 2023	1,493,102,120,000	506,130,312,000	1,478,687,978,420	2,038,449,776,857	323,302,638,251	—	5,839,672,825,528	29,117,732,967	5,868,790,558,495
Issuance of hybrid securities	—	119,963,080,000	—	—	—	—	119,963,080,000	—	119,963,080,000
Dividends of hybrid securities	—	—	—	(29,162,547,356)	—	—	(29,162,547,356)	—	(29,162,547,356)
Dividends	—	—	—	(100,000,000,000)	—	—	(100,000,000,000)	—	(100,000,000,000)
Changes in scope of consolidation	—	—	—	—	—	—	—	48,612,017,124	48,612,017,124
Total comprehensive income
Profit for the year	—	—	—	395,015,482,840	—	—	395,015,482,840	(6,987,645,780)	388,027,837,060
Gains on financial instruments at fair value through other comprehensive income	—	—	—	—	55,911,175,858	—	55,911,175,858	—	55,911,175,858
Fair value changes on financial liabilities designated at fair value due to own credit risk	—	—	—	—	(52,863,029,391)	—	(52,863,029,391)	—	(52,863,029,391)
Share of other comprehensive income of associates	—	—	—	—	(4,014,207,534)	—	(4,014,207,534)	—	(4,014,207,534)
Revaluation of property and equipment	—	—		—	84,435,863	—	84,435,863	—	84,435,863
Remeasurements of net defined benefit liabilities	—	—	—	—	(5,008,801,399)	—	(5,008,801,399)	—	(5,008,801,399)
Gains on hedge of net investments in foreign operations	—	—	—	—	2,297,619,786	—	2,297,619,786	—	2,297,619,786
Exchange difference on translation of foreign operations	—	—	—	—	2,788,114,650	—	2,788,114,650	605,765,311	3,393,879,961

Balance at December 31, 2023	1,493,102,120,000	626,093,392,000	1,478,687,978,420	2,304,302,712,341	322,497,946,084	—	6,224,684,148,845	71,347,869,622	6,296,032,018,467

Balance at January 1, 2024	1,493,102,120,000	626,093,392,000	1,478,687,978,420	2,304,302,712,341	322,497,946,084	—	6,224,684,148,845	71,347,869,622	6,296,032,018,467
Issuance of hybrid securities	—	129,999,380,000	—	—	—	—	129,999,380,000	—	129,999,380,000
Dividends of hybrid securities	—	—	—	(37,064,078,424)	—	—	(37,064,078,424)	—	(37,064,078,424)
Dividends	—	—	—	(150,000,000,000)	—	—	(150,000,000,000)	—	(150,000,000,000)
Changes in scope of consolidation	—	—	571,921,750	—	—	—	571,921,750	10,520,211,310	11,092,133,060
Replacement due to disposal of equity investments at FVOCI	—	—	—	1,425,798,473	(1,425,798,473)	—	—	—	—
Total comprehensive income
Profit for the year	—	—	—	591,153,189,731	—	—	591,153,189,731	(792,369,422)	590,360,820,309
Gains on financial instruments at fair value through other comprehensive income	—	—	—	—	6,854,190,093	—	6,854,190,093	—	6,854,190,093

KB SECURITIES CO., LTD. and Subsidiaries

Consolidated Statements of Changes in Equity

Years Ended December 31, 2024 and 2023

Fair value changes on financial liabilities designated at fair value due to own credit risk	—	—	—	—	(5,514,924,589)	—	(5,514,924,589)	—	(5,514,924,589)
Share of other comprehensive income of associates	—	—	—	—	6,533,680,406	—	6,533,680,406	—	6,533,680,406
Revaluation of property and equipment	—	—		—	—	—	—	—	—
Remeasurements of net defined benefit liabilities	—	—	—	—	(4,690,189,048)	—	(4,690,189,048)	—	(4,690,189,048)
Gains on hedge of net investments in foreign operations	—	—	—	—	(21,669,806,592)	—	(21,669,806,592)	—	(21,669,806,592)
Exchange difference on translation of foreign operations	—	—	—	—	64,333,540,241	—	64,333,540,241	2,062,912,433	66,396,452,674

Balance at December 31, 2024	1,493,102,120,000	756,092,772,000	1,479,259,900,170	2,709,817,622,121	366,918,638,122	—	6,805,191,052,413	83,138,623,943	6,888,329,676,356

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

KB SECURITIES CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2024 and 2023

(in Korean won)	Notes	2024	2023
Cash flows from operating activities
Cash generated from operating activities
Profit for the year		590,360,820,309	388,027,837,060
Adjustment for non-cash items	43	(235,405,440,147)	(474,261,573,889)
Changes in operating assets and liabilities	43	(1,481,806,807,935)	(7,088,767,083,053)

		(1,126,851,427,773)	(7,175,000,819,882)
Interest received		1,723,472,495,685	1,660,160,712,396
Interest paid		(1,162,048,104,085)	(1,115,515,065,847)
Dividends received		87,216,895,805	63,458,130,553
Income taxes paid		(265,384,713,273)	(9,860,592,769)

Net cash used in operating activities		(743,594,853,641)	(6,576,757,635,549)

Cash flows from investing activities
Decrease in long-term deposit		4,904,563,265	509,078,880,335
Acquisition of financial assets at fair value through other comprehensive income		(5,810,505,707,282)	(5,625,833,675,953)
Disposal of financial assets at fair value through other comprehensive income		4,537,478,148,513	5,403,026,586,760
Acquisition of investments of associates	9	(189,694,468,319)	(40,467,286,821)
Disposal of investment of associates	9	39,028,047,799	15,007,418,594
Net cash flows from the acquisition of subsidiaries		—	(15,015,552,002)
Net cash flows from the disposal of subsidiaries		4,899,392,910	20,017,582,788
Acquisition of property and equipment	11	(29,580,876,276)	(16,959,654,589)
Disposal of property and equipment	11	868,027,735	—
Acquisition of intangible assets	13	(64,199,531,738)	(84,071,797,962)
Disposal of intangible assets	13	11,587,324,372	2,026,623,952
Acquisition of investment properties	12	—	(122,917,226,640)
Disposal of investment properties	12	—	2,203,720,000
Others		(91,281,928)	(77,219,607)

Net cash provided by investing activities		(1,495,306,360,949)	46,018,398,855

Cash flows from financing activities
Increase in borrowings	43	1,685,010,912,522	5,258,215,770,958
Issuance of debentures	43	1,658,655,508,229	1,014,244,570,546
Repayment of debentures	43	(810,000,000,000)	(340,000,000,000)
Increase in guarantee deposit liabilities	43	(565,525,605)	3,001,964,459
Dividends paid	25	(150,000,000,000)	(100,000,000,000)
Decrease of lease liabilities	43	(46,492,571,462)	(35,301,268,346)
Issuance of hybrid securities	23	129,999,380,000	119,963,080,000
Dividends of hybrid securities	25	(42,652,275,000)	(25,167,500,000)
Increase(decrease) in other liabilities	43	(32,697,142,966)	6,473,096,242

Net cash provided by financing activities		2,391,258,285,718	5,901,429,713,859

Effect of exchange rate changes on cash and cash equivalents		15,979,335,695	(569,201,171)

Net increase in cash and cash equivalents		168,336,406,823	(629,878,724,006)
Cash and cash equivalents at the beginning of the year	5	614,750,427,164	1,244,629,151,170

Cash and cash equivalents in consolidated statement of financial position as at the end of the year	5	783,086,833,987	614,750,427,164

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

1. General Information

General information of KB Securities Co., Ltd. (the “Parent Company” or “KB Securities”) which is a controlling company in accordance with Korean IFRS No.1110 Consolidated Financial Statements, and 69 subsidiaries including KBFG Securities America Inc. is as follows:

The Parent Company was established on June 1, 1962, under the name of Kookil Securities Co., Ltd. On June 5, 1986, the Parent Company changed its name to “Hyundai Securities Co., Ltd.”. After several capital increases, the share capital of the Parent Company amounts to ~~W~~1,493,102 million as at December 31, 2024.

The Parent Company became a wholly owned subsidiary of KB Financial Group Inc. on October 19, 2016, through a comprehensive exchange of shares. At the end of the reporting period, KB Financial Group Inc. owns 100% of ordinary shares of the Parent Company.

Meanwhile, the Parent Company merged with KB Investment & Securities Co., Ltd. (the “KB Investment & Securities”) on December 30, 2016 as a surviving company and changed its name to KB Securities Co., Ltd. As at December 31, 2024, the Parent Company has 80 branch offices in Korea and one overseas branch office.

Details of the consolidated subsidiaries as at December 31, 2024 and 2023, are as follows:

	2024
Investor	Investee	Industry	Percentage of ownership (%)	Location	Date of financial statements
The Parent Company	KBFG Securities America Inc.	Investment, advisory	100.00	USA	December
	KB Securities Hong Kong Ltd.	Investment, advisory	100.00	Hong Kong	December
	KB Securities Vietnam Joint Stock Company	Investment, advisory	99.81	Vietnam	December
	KB FINA Joint Stock Company	IT(Fintech)	100.00	Vietnam	December
	PT. KB Valbury Sekuritas	Investment, advisory	65.00	Indonesia	December
	KB Digital Innovation&growth New Technology Business Investment Fund [1]	Other financial	20.00	Korea	December
	KB Pre-IPO 2nd (TCB) New Technology Business Investment Fund [1]	Other financial	42.86	Korea	December
	JB New Jersey Private Real Estate Fund 1	Funds	98.15	Korea	December
	LB Ireland Private Real Estate Investment Trust 8	Funds	96.64	Korea	December
	Pacific US BlackRock Private Placement Real Estate Fund Investment Trust No. 15	Funds	98.51	Korea	December
	JB Dry Street Private Fund 1	Funds	100.00	Korea	December
	JB Australia108 Private Fund 1	Funds	100.00	Korea	December
	JB Forge Private Fund 1	Funds	100.00	Korea	December
	JB Hall Street Private Fund 1	Funds	100.00	Korea	December
	JB Margaret Street Private Fund 1	Funds	100.00	Korea	December
	GH Real Estate I LP	Investment	81.00	Guernsey	December
	GVA Europe Pre-IPO Private Investment Trust No.1	Funds	100.00	Korea	December
	LIFE Global Reits Pre-IPO General Private Investment Trust 1	Funds	99.89	Korea	December
	Able Gwonseon 1st Co., Ltd. [1]	Asset-backed securitization	—	Korea	December
	Newstar Gimpo 1st Co., Ltd [1]	Asset-backed securitization	—	Korea	December
	Able Sewoon Co., Ltd. [1]	Asset-backed securitization	—	Korea	December
	KB MyeongJi 1st Co.,Ltd. [1]	Asset-backed securitization	—	Korea	December
	Able Dangjin 1st Co.,Ltd. [1]	Asset-backed securitization	—	Korea	December

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

2024
Investor	Investee	Industry	Percentage of ownership (%)	Location	Date of financial statements
	KB Mapo 2nd Co.,Ltd. [1]	Asset-backed securitization	—	Korea	December
	Able Wonchang 1st Co., Ltd. [1]	Asset-backed securitization	—	Korea	December
	Zitaress 1st Co., Ltd. [1]	Asset-backed securitization	—	Korea	December
	Able Beomeo-one Co., Ltd. [1]	Asset-backed securitization	—	Korea	December
	Newstar Gimpo 4th Co.,Ltd. [1]	Asset-backed securitization	—	Korea	December
	Powerplay 1st Co., Ltd. [1]	Asset-backed securitization	—	Korea	December
	Able Dosan 1st Co., Ltd [1]	Asset-backed securitization	—	Korea	December
	Able Maseok 1st Co., Ltd. [1]	Asset-backed securitization	—	Korea	December
	TW Seocho 1st Co., Ltd. [1]	Asset-backed securitization	—	Korea	December
	TW Seocho 2nd Co., Ltd. [1]	Asset-backed securitization	—	Korea	December
	Newstar Wave 1st Co., Ltd. [1]	Asset-backed securitization	—	Korea	December
	Able Next 1st Co., Ltd [1]	Asset-backed securitization	—	Korea	December
	YSMC 1st Co., Ltd. [1]	Asset-backed securitization	—	Korea	December
	Gyeongsan Logis 1st Co., Ltd [1]	Asset-backed securitization	—	Korea	December
	Stoke 2nd Corp [1]	Asset-backed securitization	—	Korea	December
	KB Global Contents Private Investment Fund [1]	Other financial	27.27	Korea	December
	Newstar Seongnam 1st Co.,Ltd [1]	Asset-backed securitization	—	Korea	December
	KPS Sihwa 1st Co., Ltd. [1]	Asset-backed securitization	—	Korea	December
	Newstar NRB First Co., Ltd. [1]	Asset-backed securitization	—	Korea	December
	Able alpha Co., Ltd. [1]	Asset-backed securitization	—	Korea	December
	Star-Lord Alpha Flux General Investors Private Real Estate Investment Company No.11	Funds	99.78	Korea	December
	KB Securities ESG Value Enhancement Fund	Other financial	93.75	Korea	December
	Able Eunhwasam 2nd Co., Ltd. [1]	Asset-backed securitization	—	Korea	December
	Newstar Sina 2nd Co., Ltd. [1]	Asset-backed securitization	—	Korea	December
	Newstar Gimpo 7th Co.,Ltd. [1]	Asset-backed securitization	—	Korea	December
	NewStar Yui the 1st [1]	Asset-backed securitization	—	Korea	December
	able hi position 1st [1]	Asset-backed securitization	—	Korea	December
	Graha 2nd Co., Ltd.[1]	Asset-backed securitization	—	Korea	December
	Able Yongin Wonsam 2nd Co.,Ltd. [1]	Asset-backed securitization	—	Korea	December
	ABLE GUNPO 1ST CO.,LTD. [1]	Asset-backed securitization	—	Korea	December
	TRUE HOUSE FIRST CO., LTD. [1]	Asset-backed securitization	—	Korea	December
	Breeze Air Primary Co.,Ltd. [1]	Asset-backed securitization	—	Korea	December
	Able Gongpyeong 3rd Co.,Ltd [1]	Asset-backed securitization	—	Korea	December
	NEW STAR L CARD 1ST CO.,LTD. [1]	Asset-backed securitization	—	Korea	December

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

	2024
Investor	Investee	Industry	Percentage of ownership (%)	Location	Date of financial statements
	Olivia 1st Co.,Ltd. [1]	Asset-backed securitization	—	Korea	December
	THE APOGEE THE FIRST CO.,LTD. [1]	Asset-backed securitization	—	Korea	December
	EULJI NAIN 1ST CO.,LTD. [1]	Asset-backed securitization	—	Korea	December
	E&F Backsapphire Private Equity Fund	Other financial	98.76	Korea	December
	Global One Professional Investment Type Private U.S. Real Estate Investment Trust No. 2(H)	Funds	99.99	Korea	December
	Able Civic 4th Co., Ltd. [1]	Asset-backed securitization	—	Korea	December
	NEWSTAR EXPER 1ST CO.,LTD. [1]	Asset-backed securitization	—	Korea	December
	Mangrove Feeder Fund	Funds	74.90	Cayman Islands	December
Mangrove Feeder Fund	Mangrove Master Fund	Funds	100.00	Cayman Islands	December
KB Securities Hong Kong Ltd.	Global Investment Opportunity Limited	Financial & real-estate	100.00	Malaysia	December
E&F Backsapphire Private Equity Fund	Black Sapphire Holdings Co.,Ltd.	Other financial	100.00	Korea
The Parent Company. YSMC 1st Co., Ltd.	K-1 23th Yeoksam Real Estate Investment Trust Company	Real-estate Investment	51.11	Korea	December

[1]

The Group has a substantive power over the special purpose entities (“SPEs”) or investment trusts and is exposed to variable returns. Accordingly, these SPEs and investment trusts are included in subsidiaries although the Group’s ownership is less than 50%.

	2023
Investor	Investee	Industry	Percentage of ownership (%)	Location	Date of financial statements
The Parent Company	KBFG Securities America Inc.	Investment, advisory	100.00	USA	December
	KB Securities Hong Kong Ltd.	Investment, advisory	100.00	Hong Kong	December
	KB Securities Vietnam Joint Stock Company	Investment, advisory	99.81	Vietnam	December
	KB FINA Joint Stock Company	IT(Fintech)	77.82	Vietnam	December
	PT. KB Valbury Sekuritas	Investment, advisory	65.00	Indonesia	December
	KB Digital Innovation&growth New Technology Business Investment Fund [1]	Other financial	20.00	Korea	December
	KB Pre-IPO 2nd (TCB) New Technology Business Investment Fund [1]	Other financial	42.86	Korea	December
	JB New Jersey Private Real Estate Fund 1	Funds	98.15	Korea	December
	LB Ireland Private Real Estate Investment Trust 8	Funds	96.64	Korea	December
	Pacific US BlackRock Private Placement Real Estate Fund Investment Trust No. 15	Funds	98.51	Korea	December
	Vestas Qualified Investors’ Private Real Estate Fund Investment Trust No. 38	Funds	53.25	Korea	December
	JB Dry Street Private Fund 1	Funds	100.00	Korea	December
	JB Australia108 Private Fund 1	Funds	100.00	Korea	December
	JB Forge Private Fund 1	Funds	100.00	Korea	December
	JB Hall Street Private Fund 1	Funds	100.00	Korea	December
	JB Margaret Street Private Fund 1	Funds	100.00	Korea	December
	GH Real Estate I LP	Investment	81.00	Guernsey	December
	GVA Europe Pre-IPO Private Investment Trust No.1	Funds	100.00	Korea	December

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

2023
Investor	Investee	Industry	Percentage of ownership (%)	Location	Date of financial statements
	LIFE Global Reits Pre-IPO General Private Investment Trust 1	Funds	99.50	Korea	December
	Able Gwonseon 1st Co., Ltd. [1]	Asset-backed securitization	—	Korea	December
	Newstar IP Co., Ltd. [1]	Asset-backed securitization	—	Korea	December
	Newstar Gimpo 1st Co., Ltd [1]	Asset-backed securitization	—	Korea	December
	Able Gongpyeong 1st Co.,Ltd [1]	Asset-backed securitization	—	Korea	December
	Newstar Believe Co., Ltd. [1]	Asset-backed securitization	—	Korea	December
	ABR Joongang2 1st Co.,Ltd [1]	Asset-backed securitization	—	Korea	December
	KB Tongyoung 1st Co., Ltd [1]	Asset-backed securitization	—	Korea	December
	Able Sewoon Co., Ltd. [1]	Asset-backed securitization	—	Korea	December
	Able Gasan 1st Co., Ltd. [1]	Asset-backed securitization	—	Korea	December
	Able PT 1st Co., Ltd [1]	Asset-backed securitization	—	Korea	December
	Newstar Plus 1st Co., Ltd. [1]	Asset-backed securitization	—	Korea	December
	KB MyeongJi 1st Co.,Ltd. [1]	Asset-backed securitization	—	Korea	December
	Able Dangjin 1st Co.,Ltd. [1]	Asset-backed securitization	—	Korea	December
	KB Osansegyo 2nd Co.,Ltd. [1]	Asset-backed securitization	—	Korea	December
	KB Mapo 2nd Co.,Ltd. [1]	Asset-backed securitization	—	Korea	December
	Able Wonchang 1st Co., Ltd. [1]	Asset-backed securitization	—	Korea	December
	Zitaress 1st Co., Ltd. [1]	Asset-backed securitization	—	Korea	December
	Able Beomeo-one Co., Ltd. [1]	Asset-backed securitization	—	Korea	December
	KB Infra 2nd Co., Ltd. [1]	Asset-backed securitization	—	Korea	December
	Newstar Sina Co., Ltd. [1]	Asset-backed securitization	—	Korea	December
	KB Gold 1st Co.,Ltd. [1]	Asset-backed securitization	—	Korea	December
	Able MK 1st Co.Ltd [1]	Asset-backed securitization	—	Korea	December
	Newstar Gimpo 4th Co.,Ltd. [1]	Asset-backed securitization	—	Korea	December
	HD Value 1st Co., Ltd. [1]	Asset-backed securitization	—	Korea	December
	Powerplay 1st Co., Ltd. [1]	Asset-backed securitization	—	Korea	December
	Able Dosan 1st Co., Ltd [1]	Asset-backed securitization	—	Korea	December
	Able Maseok 1st Co., Ltd. [1]	Asset-backed securitization	—	Korea	December
	TW Seocho 1st Co., Ltd. [1]	Asset-backed securitization	—	Korea	December
	TW Seocho 2nd Co., Ltd. [1]	Asset-backed securitization	—	Korea	December
	Newstar Wave 1st Co., Ltd. [1]	Asset-backed securitization	—	Korea	December
	Lamdamine 1st Co.,Ltd [1]	Asset-backed securitization	—	Korea	December
	Able Next 1st Co., Ltd [1]	Asset-backed securitization	—	Korea	December

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

2023
Investor	Investee	Industry	Percentage of ownership (%)	Location	Date of financial statements
	Newstar Enerbil 1st Co., Ltd. [1]	Asset-backed securitization	—	Korea	December
	YSMC 1st Co., Ltd. [1]	Asset-backed securitization	—	Korea	December
	KB SmartSchool 1st Co., Ltd. [1]	Asset-backed securitization	—	Korea	December
	Bighouse 7th Co., Ltd. [1]	Asset-backed securitization	—	Korea	December
	Gyeongsan Logis 1st Co., Ltd [1]	Asset-backed securitization	—	Korea	December
	Stoke 2nd Corp [1]	Asset-backed securitization	—	Korea	December
	KB Samyoung Co., Ltd. [1]	Asset-backed securitization	—	Korea	December
	KB Global Contents Private Investment Fund [1]	Other financial	27.27	Korea	December
	Newstar Seongnam 1st Co.,Ltd [1]	Asset-backed securitization	—	Korea	December
	KPS Sihwa 1st Co., Ltd. [1]	Asset-backed securitization	—	Korea	December
	GDIC 2nd co.ltd [1]	Asset-backed securitization	—	Korea	December
	Newstar NRB First Co., Ltd. [1]	Asset-backed securitization	—	Korea	December
	Able Dongtan 1st Co., Ltd. [1]	Asset-backed securitization	—	Korea	December
	Newstar Gimpo 5th Co.,Ltd. [1]	Asset-backed securitization	—	Korea	December
	Able Banpo 1st Co., Ltd. [1]	Asset-backed securitization	—	Korea	December
	Able Banpo 2nd Co., Ltd. [1]	Asset-backed securitization	—	Korea	December
	Able alpha Co., Ltd. [1]	Asset-backed securitization	—	Korea	December
	Newstar one-firm 2023-1 3rd. Co., Ltd. [1]	Asset-backed securitization	—	Korea	December
	Newstar one-firm 2023-1 4th. Co., Ltd. [1]	Asset-backed securitization	—	Korea	December
	Newstar one-firm 2023-1 5th. Co., Ltd. [1]	Asset-backed securitization	—	Korea	December
	Star-Lord AlphaFlux General Investors Private Real Estate Investment Company No.11	Funds	99.78	Korea	December
	French Shine 1st Co., Ltd. [1]	Asset-backed securitization	—	Korea	December
	Able Yongdap 2nd Co., Ltd. [1]	Asset-backed securitization	—	Korea	December
	KB Securities ESG Value Enhancement Fund	Other financial	93.75	Korea	December
	Able Bonri 1st Co., Ltd. [1]	Asset-backed securitization	—	Korea	December
	Newstar JH Center Co., Ltd. [1]	Asset-backed securitization	—	Korea	December
	Able TY 2nd Co., Ltd. [1]	Asset-backed securitization	—	Korea	December
	Keppel Private Real Estate Investment Trust No.13	Funds	75.85	Korea	December
	Able Eunhwasam 2nd Co., Ltd. [1]	Asset-backed securitization	—	Korea	December
	Newstar Yangju Station 1st Co., Ltd. [1]	Asset-backed securitization	—	Korea	December
	Able Chowall 2nd Co., Ltd. [1]	Asset-backed securitization	—	Korea	December
	Newstar Sina Co., Ltd. [1]	Asset-backed securitization	—	Korea	December
	Mangrove Feeder Fund	Funds	86.06	Cayman Islands	December

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

	2023
Investor	Investee	Industry	Percentage of ownership (%)	Location	Date of financial statements
Mangrove Feeder Fund	Mangrove Master Fund	Funds	100.00	Cayman Islands	December
KB Securities Hong Kong Ltd.	Global Investment Opportunity Limited	Financial & Real-estate	100.00	Malaysia	December
JB New Jersey Private Real Estate Fund 1	Able NJ DSM Investment REIT	Real-estate Investment	99.18	USA	December
Able NJ DSM Investment REIT	ABLE NJ DSM LLC	Real-estate Investment	100.00	USA	December
PT. KB Valbury Sekuritas	PT. Valbury Capital Management	Investment	79.00	Indonesia	December
Newstar one-firm 2023-1 3rd. Co., Ltd.	Newstar one-firm 2023-1 1st. Co., Ltd. [1]	Asset-backed securitization	—	Korea	December
Newstar one-firm 2023-1 4th. Co., Ltd.
Newstar one-firm 2023-1 5th., Ltd.
The Parent Company. YSMC 1st Co., Ltd.	K-1 23th Yeoksam Real Estate Investment Trust Company	Real-estate Investment	60.88	Korea	December

[1]

The Group has a substantive power over the special purpose entities (“SPEs”) or investment trusts and is exposed to variable returns. Accordingly, these SPEs and investment trusts are included in subsidiaries although the Group’s ownership is less than 50%.

Summarized financial information of major subsidiaries as at and for the years ended December 31, 2024 and 2023, is as follows:

(in thousands of Korean won)	December 31, 2024		2024
Name of subsidiary	Assets	Liabilities	Operating profit	Profit (loss) for the year	Total comprehensive income(loss)
KBFG Securities America Inc.	29,454,978	3,925,511	15,942,384	5,349,316	8,193,302
KB Securities Hong Kong Ltd.	322,077,995	27,573,090	34,975,931	5,010,632	42,442,728
KB Securities Vietnam Joint Stock Company	498,369,887	247,711,661	62,760,647	12,931,044	32,194,535
KB FINA Joint Stock Company	2,825,649	191,178	135,030	(7,100,031)	(6,620,633)
PT. KB Valbury Sekuritas	132,899,592	43,130,100	24,673,008	4,592,286	11,181,484
JB New Jersey Private Real Estate Fund 1	56,720	403	3,026	(15,900,215)	(15,900,215)
LB Ireland Private Real Estate Investment Trust 8	56,280	4,143,478	1,782	(257,351)	(257,351)
Mangrove Feeder Fund	18,580,918	18,487	—	(872,877)	1,055,937
Mangrove Master Fund	32,238,326	10,114,638	2,408,779	607,124	556,423
GH Real Estate I LP	28,473,558	1,365,676	—	(2,012,020)	(134,743)
Global Investment Opportunity Limited	218,145	—	1,615	(19,901)	7,988
Pacific US BlackRock Private Placement Real Estate Fund Investment Trust No. 15	6,401,893	1,496,961	2,279,870	(2,135,681)	(2,135,681)
KB Digital Innovation&growth New Technology Business Investment Fund	7,890,172	152,990	564,375	(93,036)	(93,036)
KB Pre-IPO 2nd (TCB) New Technology Business Investment Fund	25,661,250	432,356	6,794,487	811,785	811,785
Able Gwonseon 1st Co., Ltd.	13,676,445	13,607,606	1,068,184	83,897	83,897
JB Dry Street Private Fund 1	201,692	9,239	6,895	(17,362)	(17,362)
JB Australia108 Private Fund 1	130,906	3,555	5,488	(12,143)	(12,143)
JB Forge Private Fund 1	93,835	2,882	5,468	(8,700)	(8,700)

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(in thousands of Korean won)	December 31, 2024		2024
Name of subsidiary	Assets	Liabilities	Operating profit	Profit (loss) for the year	Total comprehensive income(loss)
JB Hall Street Private Fund 1	198,516	3,223	6,743	(15,914)	(15,914)
JB Margaret Street Private Fund 1	54,995	672	1,871	(4,526)	(4,526)
Newstar Gimpo 1st Co., Ltd	39,827,673	40,090,452	11,720,670	9,688,247	9,688,247
Able Sewoon Co., Ltd.	24,430,465	25,273,091	1,310,863	(990,005)	(990,005)
KB MyeongJi 1st Co.,Ltd.	15,625,181	15,268,346	1,232,649	6,165	6,165
Able Dangjin 1st Co.,Ltd.	26,845,170	25,784,933	2,641,956	737,641	737,641
KB Mapo 2nd Co.,Ltd.	9,955,880	10,294,395	699,865	473,045	473,045
Able Wonchang 1st Co., Ltd.	9,349,684	10,560,000	763,969	137,169	137,169
Zitaress 1st Co., Ltd.	20,526,071	20,167,866	1,117,426	211,688	211,688
Able Beomeo-one Co., Ltd.	31,459,239	31,074,021	1,741,681	663,544	663,544
Newstar Gimpo 4th Co.,Ltd.	597,458	7,292,304	499,363	(12,916)	(12,916)
Powerplay 1st Co., Ltd.	13,150,423	13,523,019	404,946	(574,832)	(574,832)
Able Dosan 1st Co., Ltd	4,352,179	2,573,638	855,394	862,146	862,146
Able Maseok 1st Co., Ltd.	16,815,745	17,275,510	5,068,705	1,414,227	1,414,227
TW Seocho 1st Co., Ltd.	200,494,321	198,447,658	16,667,785	5,844,657	5,844,657
TW Seocho 2nd Co., Ltd.	32,208,486	31,281,734	4,182,068	1,676,119	1,676,119
Newstar Wave 1st Co., Ltd.	83,721,465	83,336,342	7,057,512	3,466,095	3,466,095
Able Next 1st Co., Ltd	20,417,274	21,063,508	1,402,326	(598,237)	(598,237)
YSMC 1st Co., Ltd.	47,680,186	47,900,000	13	731,524	731,524
Gyeongsan Logis 1st Co., Ltd	18,585,684	18,599,662	230,795	(183,069)	(183,069)
Stoke 2nd Corp	69,530,565	76,319,500	5,535,046	(7,568,667)	(7,568,667)
KB Global Contents Private Investment Fund	15,682,080	—	4,268	(265,948)	(265,948)
Newstar Seongnam 1st Co.,Ltd	1,944,770	1,859,222	2,947,194	1,007,564	1,007,564
KPS Sihwa 1st Co., Ltd.	218,185,315	260,479,507	17,178,878	(40,335,228)	(40,335,228)
Newstar NRB First Co., Ltd.	17,984,328	19,331,133	2,594,001	347,089	347,089
GVA Europe Pre-IPO Private Investment Trust No.1	29,638,647	20,032	3,688	2,182,228	2,182,228
LIFE Global Reits Pre-IPO General Private Investment Trust 1	59,383,526	24,950	12,061	4,401,787	4,401,787
Star-Lord Alpha Flux General Investors Private Real Estate Investment Company No.11	129,639,678	98,556,042	5,535,662	(7,152,201)	(7,152,201)
Able alpha Co., Ltd.	24,312,869	25,713,315	1,757,302	(1,056,473)	(1,056,473)
K-1 23th Yeoksam Real Estate Investment Trust Company	301,209,424	168,924,135	10,188,322	434,502	434,502
KB Securities ESG Value Enhancement Fund	1,996,726	1,430	538	(92,297)	(92,297)
Able Eunhwasam 2nd Co., Ltd.	42,955,135	44,324,704	8,439,125	1,678,170	1,678,170
Newstar Sina 2nd Co., Ltd.	74,387,881	73,529,437	15,460,085	1,852,670	1,852,670
Newstar Gimpo 7th Co.,Ltd.	52,004,996	96,497,442	6,340,484	(44,492,457)	(44,492,457)
NewStar Yui the 1st	100,316,599	101,385,834	7,263,486	(1,069,246)	(1,069,246)
able hi position 1st	86,563,317	87,330,342	4,450,126	(767,026)	(767,026)
Graha 2nd Co., Ltd.	20,473,692	20,461,687	759,786	12,004	12,004
Able Yongin Wonsam 2nd Co.,Ltd.	50,297,134	50,536,186	1,997,382	(239,052)	(239,052)
ABLE GUNPO 1ST CO.,LTD.	18,381,451	18,874,773	820,265	(493,322)	(493,322)
TRUE HOUSE FIRST CO., LTD.	29,957,465	29,756,900	1,108,310	200,555	200,555
Breeze Air Primary Co.,Ltd.	100,684,566	100,832,748	2,200,356	(148,192)	(148,192)
Able Gongpyeong 3rd Co.,Ltd	58,382,203	58,312,176	1,723,871	70,018	70,018
NEW STAR L CARD 1ST CO.,LTD.	147,837,864	148,230,726	2,076,295	(392,863)	(392,863)
Olivia 1st Co.,Ltd.	73,445,399	73,309,232	1,238,200	136,157	136,157
THE APOGEE THE FIRST CO.,LTD.	39,308,171	39,276,887	318,491	31,274	31,274
EULJI NAIN 1ST CO.,LTD.	38,589,392	39,236,893	585,154	(647,503)	(647,503)
E&F Backsapphire Private Equity Fund	39,900,138	3,789	138	(603,651)	(603,651)
Black Sapphire Holdings Co.,Ltd.	175,847,940	140,837,315	56,835	(3,989,375)	(3,989,375)

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(in thousands of Korean won)	December 31, 2024		2024
Name of subsidiary	Assets	Liabilities	Operating profit	Profit (loss) for the year	Total comprehensive income(loss)
Global One Professional Investment Type Private U.S. Real Estate Investment Trust No. 2(H)	1,476,198	26	36	(15,122)	60,913
Able Civic 4th Co., Ltd.	54,734,596	54,990,678	264,115	(256,092)	(256,092)
NEWSTAR EXPER 1ST CO.,LTD.	583,210,024	583,987,264	953,080	(777,240)	(777,240)
Newstar JH Center Co., Ltd. [1]	—	—	2,549,414	981,219	981,219
Newstar Sina Co., Ltd. [1]	—	—	1,979,995	25,050	25,050
Lalaroro 1st Co., Ltd. [1]	—	—	554,229	34,054	34,054
French Shine 1st Co., Ltd. [1]	—	—	1,574,900	142,774	142,774
KB Infra 2nd Co., Ltd. [1]	—	—	3,766,827	2,916,891	2,916,891
ABR Joongang2 1st Co.,Ltd [1]	—	—	1,148,655	43,405	43,405
Able MK 1st co.ltd [1]	—	—	2,308,411	14	14
Able Civic Third Co., Ltd. [1]	—	—	378,748	211	211
Newstar Believe Co., Ltd. [1]	—	—	793,424	582,759	582,759
Able NJ DSM Investment REIT [1]	—	—	73,467	(20,373,868)	(24,011,561)
Able PT 1st Co., Ltd [1]	—	—	335,359	39,151	39,151
KB Gold 1st Co.,Ltd. [1]	—	—	742,077	(124,010)	(124,010)
Able Gongpyeong 1st Co.,Ltd [1]	—	—	465,322	59,589	59,589
Vestas Qualified Investors’ Private Real Estate Fund Investment Trust No. 38 [1]	—	—	422,989	343,694	343,694
Able Gasan 1st Co., Ltd. [1]	—	—	367,506	59,815	59,815
Able Bonri 1st Co., Ltd. [1]	—	—	7,308,998	(740,605)	(740,605)
Newstar Enerbil 1st Co., Ltd. [1]	—	—	393,852	(52,307)	(52,307)
Newstar Plus 1st Co., Ltd. [1]	—	—	269,260	(2,144)	(2,144)
Bighouse 7th Co., Ltd. [1]	—	—	3,113,874	1,519,228	1,519,228
HD Value 1st Co., Ltd. [1]	—	—	1,322,380	(479,809)	(479,809)
ABLE NJ DSM LLC [1]	—	—	1,647,158	180,171	(1,612,552)
Keppel Private Real Estate Investment Trust No.13 [1]	—	—	924,910	(147,569)	(147,569)
Lamdamine 1st Co.,Ltd [1]	—	—	—	—	—
KB SmartSchool 1st Co., Ltd. [1]	—	—	—	—	—
Able Chowall 2nd Co., Ltd. [1]	—	—	—	—	—
Able TY 2nd Co., Ltd. [1]	—	—	—	—	—
Able Dongtan 1st Co., Ltd. [1]	—	—	—	—	—
PT. Valbury Capital Management [1]	—	—	—	—	—
GDIC 2nd co.ltd [1]	—	—	—	—	—
Able Yongdap 2nd Co., Ltd. [1]	—	—	—	—	—
KB Samyoung Co., Ltd. [1]	—	—	—	—	—
Able Banpo 1st Co., Ltd. [1]	—	—	—	—	—
Able Banpo 2nd Co., Ltd. [1]	—	—	—	—	—
Newstar Gimpo 5th Co.,Ltd. [1]	—	—	—	—	—
KB Osansegyo 2nd Co.,Ltd. [1]	—	—	—	—	—
Newstar one-firm 2023-1 1st. Co., Ltd. [1]	—	—	—	—	—
Newstar one-firm 2023-1 3rd. Co., Ltd. [1]	—	—	—	—	—
Newstar one-firm 2023-1 4th. Co., Ltd. [1]	—	—	—	—	—
Newstar one-firm 2023-1 5th. Co., Ltd. [1]	—	—	—	—	—
Newstar IP Co., Ltd. [1]	—	—	—	—	—
Newstar Yangju Station 1st Co., Ltd. [1]	—	—	—	—	—
KB Tongyoung 1st Co., Ltd [1]	—	—	—	—	—

[1]	These companies are excluded from subsidiaries as at December 31, 2024.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(in thousands of Korean won)	December 31, 2023		2023
Name of subsidiary	Assets	Liabilities	Operating profit	Profit (loss) for the year	Total comprehensive income(loss)
KBFG Securities America Inc.	20,947,929	3,611,764	3,370,524	(1,033,048)	(705,752)
KB Securities Hong Kong Ltd.	277,977,210	25,915,033	19,808,163	8,546,530	12,164,272
KB Securities Vietnam Joint Stock Company	645,271,727	426,808,037	72,721,548	7,384,814	5,183,349
KB FINA Joint Stock Company	10,942,716	183,325	57,908	(1,740,192)	(1,806,383)
PT. KB Valbury Sekuritas	121,609,292	41,258,453	20,193,903	3,459,924	3,459,924
JB New Jersey Private Real Estate Fund 1	16,308,668	1,136	5,231	350,581	350,581
LB Ireland Private Real Estate Investment Trust 8	73,131	3,902,978	5,250,012	(71,202,621)	(70,780,001)
Mangrove Feeder Fund	35,058,926	29,213	80,817	(3,706,303)	(8,559,407)
Mangrove Master Fund	42,319,887	7,264,757	3,794,645	(5,809,709)	(10,589,615)
GH Real Estate I LP	28,372,761	1,130,136	—	(167,745)	1,279,191
Global Investment Opportunity Limited	210,157	—	1,540	(13,260)	(9,271)
Beckett Acquisition Limited [1]	—	—	7,529,302	(63,105,673)	(63,528,609)
Able NJ DSM Investment REIT	19,605,204	156,615	69,388	290,726	617,545
ABLE NJ DSM LLC	37,360,239	35,565,177	3,840,243	420,041	440,507
Pacific US BlackRock Private Placement Real Estate Fund Investment Trust No. 15	14,797,323	689,607	1,964,546	(1,420,674)	(1,420,674)
DAOL KTB Aircraft Private Investment Trust No.21-1 [1]	—	—	766,243	759,295	759,295
KB Digital Innovation&growth New Technology Business Investment Fund	7,998,206	167,987	181,214	(1,142,829)	(1,142,829)
KB Pre-IPO 2nd (TCB) New Technology Business Investment Fund	33,610,983	128,874	5,870,046	5,201,805	5,201,805
Able Gwonseon 1st Co., Ltd.	11,145,645	11,160,702	745,750	55,849	55,849
Paradise Yeongjong 2nd Co., Ltd. [1]	—	—	301,315	113,242	113,242
Vestas Qualified Investors’ Private Real Estate Fund Investment Trust No. 38	5,281,192	348,321	24,258,341	(197,406,412)	(196,283,032)
Lumen International Developments [1]	—	—	—	(13,164,758)	(14,536,353)
VREF Shaftesbury ScSp [1]	—	—	23,898,293	(37,830,310)	(49,320,462)
Newstar IP Co., Ltd.	50,009,515	50,678,605	3,197,763	238,119	238,119
JB Dry Street Private Fund 1	219,053	9,237	1,042,051	860,601	860,601
JB Australia108 Private Fund 1	143,048	3,554	730,007	603,628	603,628
JB Forge Private Fund 1	102,535	2,882	521,465	430,983	430,983
JB Hall Street Private Fund 1	214,429	3,221	985,511	818,350	818,350
JB Margaret Street Private Fund 1	59,522	673	278,998	231,555	231,555
Hanwha US Equity Strategy Private Real Estate Fund 3 [1]	—	—	47,498	(1,759,446)	(1,759,446)
PT. Valbury Capital Management	987,145	1,128,893	68,014	(1,042,141)	(1,042,141)
Songdo PFive 2nd Co., Ltd [1]	—	—	5,124,127	(55,268)	(55,268)
Newstar Gimpo 1st Co., Ltd	16,988,422	26,939,448	1,262,209	(9,864,588)	(9,864,588)
Able Gongpyeong 1st Co.,Ltd	17,527,763	17,693,325	647,319	(196,806)	(196,806)
Able Chowall 1st Co., Ltd.[1]	—	—	583,688	133,053	133,053
FN Gasan 1st Co., Ltd. [1]	—	—	130,584	30,368	30,368
Newstar Believe Co., Ltd.	5,744,309	6,646,068	254,920	(604,872)	(604,872)
ABR Joongang2 1st Co.,Ltd	19,401,055	18,908,578	1,660,744	201,904	201,904
KB Tongyoung 1st Co., Ltd	21,804,297	21,346,230	1,719,366	739,047	739,047
Able Sky 1st Co., Ltd. [1]	—	—	839,918	705,154	705,154
Able Poongdong 1st Co., Ltd. [1]	—	—	333,975	(12,358)	(12,358)
Able Sewoon Co., Ltd.	35,024,562	34,877,184	1,572,721	(84,626)	(84,626)
Able Gasan 1st Co., Ltd.	24,812,807	24,697,095	2,683,714	324,308	324,308
Able PT 1st Co., Ltd	5,595,738	5,371,802	520,274	538,965	538,965
Newstar Plus 1st Co., Ltd.	16,613,732	16,000,000	1,094,286	343,675	343,675
KB MyeongJi 1st Co.,Ltd.	15,809,084	15,458,414	1,217,002	252,430	252,430
Able Dangjin 1st Co.,Ltd.	22,597,253	22,274,657	1,923,039	(195,205)	(195,205)

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(in thousands of Korean won)	December 31, 2023		2023
Name of subsidiary	Assets	Liabilities	Operating profit	Profit (loss) for the year	Total comprehensive income(loss)
KB Osansegyo 2nd Co.,Ltd.	4,123,012	4,096,052	391,578	28,397	28,397
KB Mapo 2nd Co.,Ltd.	9,693,542	10,505,102	609,787	86,719	86,719
Able Wonchang 1st Co., Ltd.	8,686,872	10,034,356	659,995	(1,301,333)	(1,301,333)
Zitaress 1st Co., Ltd.	25,686,630	25,540,113	1,338,260	324,608	324,608
Able Beomeo-one Co., Ltd.	31,430,332	31,708,659	1,741,290	(64,223)	(64,223)
KB Infra 2nd Co., Ltd.	26,218,769	26,245,000	856,031	(340,163)	(340,163)
Newstar Sina Co., Ltd.	27,752,055	28,045,317	2,462,046	315,529	315,529
KB Gold 1st Co.,Ltd.	21,525,289	20,739,066	2,150,393	771,182	771,182
Inspire Gold 2nd Co., Ltd. [1]	—	—	226,422	76,321	76,321
Able MK 1st co.ltd	41,492,789	41,748,477	1,373,873	(154,234)	(154,234)
Newstar Gimpo 4th Co.,Ltd.	592,598	7,274,528	532,092	(6,673,059)	(6,673,059)
HD Value 1st Co., Ltd.	102,726,240	102,739,113	5,044,823	(3,473)	(3,473)
Powerplay 1st Co., Ltd.	6,167,369	5,965,134	130,991	(85,805)	(85,805)
Able Dosan 1st Co., Ltd	16,318,461	15,402,065	1,865,056	701,963	701,963
Able Maseok 1st Co., Ltd.	45,776,808	47,650,800	2,973,609	(1,573,026)	(1,573,026)
TW Seocho 1st Co., Ltd.	154,285,407	158,083,402	9,438,647	(3,567,975)	(3,567,975)
TW Seocho 2nd Co., Ltd.	30,627,915	31,377,281	2,656,837	(399,456)	(399,456)
Newstar Wave 1st Co., Ltd.	88,025,880	91,106,853	3,982,049	(2,295,729)	(2,295,729)
Lamdamine 1st Co.,Ltd	62,494,267	67,302,151	6,252,531	(4,660,912)	(4,660,912)
Able Next 1st Co., Ltd	21,066,194	21,114,190	2,367,850	943,762	943,762
Newstar Enerbil 1st Co., Ltd.	100,748,534	101,233,860	4,668,659	(302,720)	(302,720)
YSMC 1st Co., Ltd.	47,548,662	48,500,000	2,589,744	(59,089)	(59,089)
HJ Galaxy 3rd Co., Ltd. [1]	—	—	1,478,975	629,392	629,392
KB SmartSchool 1st Co., Ltd.	16,209,718	15,624,288	1,609,736	1,049,996	1,049,996
Bighouse 7th Co., Ltd.	138,732,519	132,810,797	17,865,600	6,906,992	6,906,992
Newstar Energy 1st Co., Ltd. [1]	—	—	3,034,984	914,859	914,859
Gyeongsan Logis 1st Co., Ltd	25,528,040	25,358,949	914,708	(388,431)	(388,431)
Stoke 2nd Corp	74,640,194	73,860,462	5,394,011	135,934	135,934
KB Samyoung Co., Ltd.	6,141,254	5,992,627	431,794	121,990	121,990
KB Global Contents Private Investment Fund	16,016,816	68,788	7,254	(258,640)	(258,640)
Newstar Seongnam 1st Co.,Ltd	18,595,462	19,517,477	1,439,876	(1,214,736)	(1,214,736)
KPS Sihwa 1st Co., Ltd.	242,632,519	244,591,483	10,802,574	(5,528,495)	(5,528,495)
KB NY 1st Co., Ltd. [1]	—	—	1,073,718	(3,272,256)	(3,272,256)
GDIC 2nd co.ltd	23,253,402	31,347,930	2,047,990	(7,586,500)	(7,586,500)
Newstar NRB First Co., Ltd.	28,179,164	29,873,057	2,340,277	114,398	114,398
Able Dongtan 1st Co., Ltd.	21,684,637	28,742,409	2,435,779	(6,186,155)	(6,186,155)
Newstar Gimpo 5th Co.,Ltd.	668,891	36,774,648	2,558,090	(34,624,739)	(34,624,739)
GVA Europe Pre-IPO Private Investment Trust No.1	29,906,756	18,094	5,128	2,069,696	2,069,696
LIFE Global Reits Pre-IPO General Private Investment Trust 1	59,629,904	34,790	6,935	4,127,598	4,127,598
KB KBSTAR US Short-Term IG Corporate Bond ETF [1]	—	—	5,584,427	5,031,065	5,031,065
Cassiopeia 1st Co., Ltd. [1]	—	—	443,768	(44,939)	(44,939)
Able Banpo 1st Co., Ltd.	14,115,040	17,259,046	1,944,117	(2,944,492)	(2,944,492)
Able Banpo 2nd Co., Ltd.	8,635,523	10,905,953	942,311	(2,092,994)	(2,092,994)
Able Gyeonggi Gwangju 1st Co., Ltd. [1]	—	—	664,800	(22,902)	(22,902)
Piggarden 1st Co., Ltd. [1]	—	—	1,232,877	254,666	254,666
Newstar copper 2nd Co., Ltd. [1]	—	—	2,855,624	202,297	202,297
Newstar copper 3rd Co., Ltd. [1]	—	—	2,755,505	202,175	202,175
Star-Lord AlphaFlux General Investors Private Real Estate Investment Company No.11	130,527,942	92,292,106	1,165	(6,764,164)	(6,764,164)
Able alpha Co., Ltd.	19,155,865	19,499,839	1,191,614	(343,974)	(343,974)
Newstar one-firm 2023-1 1st. Co., Ltd.	366,173,524	367,220,017	23,032,564	(1,046,502)	(1,046,502)
Newstar one-firm 2023-1 3rd. Co., Ltd.	21,111,940	21,083,044	1,216,721	28,886	28,886

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(in thousands of Korean won)	December 31, 2023		2023
Name of subsidiary	Assets	Liabilities	Operating profit	Profit (loss) for the year	Total comprehensive income(loss)
Newstar one-firm 2023-1 4th. Co., Ltd.	53,237,451	53,130,420	3,441,847	107,021	107,021
Newstar one-firm 2023-1 5th. Co., Ltd.	77,249,336	77,511,098	7,124,652	(261,772)	(261,772)
K-1 23th Yeoksam Real Estate Investment Trust Company	307,706,597	169,366,780	9,952,766	(3,722,200)	(3,722,200)
French Shine 1st Co., Ltd.	31,324,688	31,349,938	1,867,744	(25,250)	(25,250)
Themis 1st Co., Ltd. [1]	—	—	1,276,457	(316,456)	(316,456)
Able Yongdap 2nd Co., Ltd.	29,313,986	29,405,062	1,549,057	(91,086)	(91,086)
Shinhan Motor Term Loan B 1st Co., Ltd. [1]	—	—	1,491,378	194,984	194,984
Global Funding Segregated Portfolio Co. [1]	—	—	3,358,625	(5,033,326)	(5,033,326)
KB Securities ESG Value Enhancement Fund	1,045,029	24,436	320	(45,407)	(45,407)
Keppel Private Real Estate Investment Trust No.13	187,217,054	105,063,410	2,362,223	(2,746,356)	(2,746,356)
Able Bonri 1st Co., Ltd.	144,272,497	142,927,036	6,631,417	1,345,451	1,345,451
Newstar JH Center Co., Ltd.	48,872,193	48,910,204	2,386,169	(38,012)	(38,012)
Able TY 2nd Co., Ltd.	12,799,793	16,069,805	852,487	(3,270,022)	(3,270,022)
Able TY 1st Co., Ltd. [1]	—	—	356,164	(3,159,024)	(3,159,024)
Able Eunhwasam 2nd Co., Ltd.	103,326,781	106,374,520	2,740,990	(3,047,740)	(3,047,740)
Newstar Yangju Station 1st Co., Ltd.	8,351,658	8,344,959	210,130	6,698	6,698
Able Chowall 2nd Co., Ltd.	13,430,010	13,297,222	468,175	132,778	132,778
Newstar Sina Co., Ltd.	64,687,242	65,681,468	1,478,161	(994,236)	(994,236)
Able Dongil 1st Co., Ltd [1]	—	—	—	—	—
Newstar Byeongjeom 1st Co., Ltd. [1]	—	—	—	—	—
Able Wonsi 1st Co., Ltd. [1]	—	—	—	—	—
Newstar Shiny 1st Co., Ltd. [1]	—	—	—	—	—
Newstar Gimpopoongmoo Co., Ltd. [1]	—	—	—	—	—

[1]	These companies are excluded from subsidiaries as at December 31, 2023.

The details of changes in scope for consolidation for the year ended December 31, 2024, are as follows:

(a)	Subsidiaries newly included in the consolidation

Name of entity	Reason
Newstar Gimpo 7th Co.,Ltd.

Holding power over the relevant activities in the event of default and being a provider of credit facilities or purchase commitments, or being exposed to significant variable gains from the acquisition of subordinated bonds.

NewStar Yui the 1st able hi position 1st
Able Civic Third Co., Ltd.
Lalaroro 1st Co., Ltd.
Graha 2nd Co., Ltd.
Able Yongin Wonsam 2nd Co.,Ltd.
ABLE GUNPO 1ST CO.,LTD.
TRUE HOUSE FIRST CO., LTD.
Breeze Air Primary Co.,Ltd.
Able Gongpyeong 3rd Co.,Ltd
NEW STAR L CARD 1ST CO.,LTD.
Olivia 1st Co.,Ltd.
THE APOGEE THE FIRST CO.,LTD.
EULJI NAIN 1ST CO.,LTD.
E&F Backsapphire Private Equity Fund Black Sapphire Holdings Co.,Ltd. Global One Professional Investment Type Private U.S. Real Estate Investment Trust No. 2(H)	Holding power over the related activities of subsidiaries and being exposed to significant variable profits
Able Civic 4th Co., Ltd.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

NEWSTAR EXPER 1ST CO.,LTD.

Holding power over the relevant activities in the event of default and being a provider of credit facilities or purchase commitments, or being exposed to significant variable gains from the acquisition of subordinated bonds.

(b)	Subsidiaries excluded from the consolidation

Name of entity	Reason
Newstar IP Co., Ltd.	End of payment guarantee contract
KB Tongyoung 1st Co., Ltd	Repayment of loan
KB Osansegyo 2nd Co.,Ltd.	End of payment guarantee contract
Lamdamine 1st Co.,Ltd	End of payment guarantee contract
KB SmartSchool 1st Co., Ltd.	End of payment guarantee contract
KB Samyoung Co., Ltd.	End of payment guarantee contract
GDIC 2nd co.ltd	End of payment guarantee contract
Able Dongtan 1st Co., Ltd.	End of payment guarantee contract
Newstar Gimpo 5th Co.,Ltd.	Disposal
Able Banpo 1st Co., Ltd.	End of payment guarantee contract
Able Banpo 2nd Co., Ltd.	End of payment guarantee contract
Newstar one-firm 2023-1 3rd. Co., Ltd.	Repayment of loan
Newstar one-firm 2023-1 4th. Co., Ltd.	Repayment of loan
Newstar one-firm 2023-1 5th. Co., Ltd.	End of payment guarantee contract
Able Yongdap 2nd Co., Ltd.	End of payment guarantee contract
Able TY 2nd Co., Ltd.	End of payment guarantee contract
Keppel Private Real Estate Investment Trust No.13	Disposal
Newstar Yangju Station 1st Co., Ltd.	End of payment guarantee contract
Able Chowall 2nd Co., Ltd.	Disposal
PT. Valbury Capital Management	Disposal
Newstar one-firm 2023-1 1st. Co., Ltd.	Repayment of loan
Vestas Qualified Investors’ Private Real Estate Fund Investment Trust No. 38	Disposal
Able Gasan 1st Co., Ltd.	End of payment guarantee contract
Able Bonri 1st Co., Ltd.	Disposal
Newstar Enerbil 1st Co., Ltd.	Disposal
Newstar Plus 1st Co., Ltd.	End of payment guarantee contract
Bighouse 7th Co., Ltd.	End of payment guarantee contract
HD Value 1st Co., Ltd.	End of payment guarantee contract
ABLE NJ DSM LLC	Disposal
Able PT 1st Co., Ltd	End of power over relevant activities of subsidiaries
KB Gold 1st Co.,Ltd.	End of payment guarantee contract
Able Gongpyeong 1st Co.,Ltd	End of payment guarantee contract
Newstar JH Center Co., Ltd.	End of payment guarantee contract
Newstar Sina Co., Ltd.	End of payment guarantee contract
Lalaroro 1st Co., Ltd.	End of payment guarantee contract
French Shine 1st Co., Ltd.	End of payment guarantee contract
KB Infra 2nd Co., Ltd.	End of payment guarantee contract
ABR Joongang2 1st Co.,Ltd	End of payment guarantee contract
Able MK 1st co.ltd	End of payment guarantee contract
Able Civic Third Co., Ltd.	End of payment guarantee contract
Newstar Believe Co., Ltd.	End of payment guarantee contract
Able NJ DSM Investment REIT	Disposal

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

2. Material Accounting Policies

The material accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1 Basis of Preparation

The Group maintains its accounting records in Korean won and prepares statutory consolidated financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS). The accompanying consolidated financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Group’s financial position, financial performance or cash flows, is not presented in the accompanying consolidated financial statements.

The consolidated financial statements of the Group have been prepared in accordance with Korean IFRS. These are the standards and related interpretations issued by the International Accounting Standards Board (IASB) that have been adopted by the Republic of Korea.

The consolidated financial statements have been prepared on the historical cost basis except for the following items:

•	Certain financial assets and liabilities (including derivatives instruments), certain classes of property, plant and equipment and investment properties measured at fair value

•	Assets held for sale measured at fair value less costs to sell, and

•	Defined benefit obligation and plan assets measured at fair value

The preparation of the consolidated financial statements requires the use of certain significant accounting estimates. Management also needs to exercise judgement in applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

2.2 Changes in Accounting Policy and Disclosures

2.2.1 New and amended standards adopted by the Group

The Group has applied the following amended standards for the first time for its annual reporting period commencing January 1, 2024.

•	Amendments to Korean IFRS No.1001 Presentation of Financial Statements—Classification of Liabilities as Current or Non-current

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise the right to defer settlement of the liability or the management’s expectations thereof. Also, the settlement of liability includes the transfer of the entity’s own equity instruments; however, it would be excluded if an option to settle the liability by the transfer of the entity’s own equity instruments is recognized separately from the liability as an equity component of a compound financial instrument. In addition, agreements that the Group must comply with after the end of the reporting period do not affect the classification of the relevant liabilities at the end of the reporting period; further, if liabilities under the agreements with which the Group must comply within 12 months after the reporting period are classified as non-current liabilities as of the end of the reporting period, the entity should disclose the risk that the liabilities may be repaid within 12 months after the reporting period. These amendments do not have a significant impact on the consolidated financial statements.

•	Amendments to Korean IFRS No.1007 Cash flow statements and Korean IFRS No.1107 Financial Instruments—Disclosure — Disclosure of information of supplier finance Arrangements

The amendments request that if the supplier finance arrangements are applied, information on the supplier finance arrangements must be disclosed so that users of financial statements can evaluate the impact of the supplier finance arrangements on the company’s liabilities, cash flow, and liquidity risk exposure. These amendments do not have a significant impact on the consolidated financial statements.

•	Amendments to Korean IFRS No.1116 Leases – Lease liabilities arising from sale and leaseback

The amendments clarify the method of subsequently measuring the lease liability arising from a sale and leaseback; the lease fee or modified lease fee is calculated in a manner that does not recognize the profit or loss related to the usage rights held by the seller-lessee. These amendments do not have a significant impact on the consolidated financial statements.

•	Amendments to Korean IFRS No. 1001 Presentation of Financial Statements –Disclosure of virtual assets

The amendments clarify additional disclosure requirements in the case of holding virtual assets or holding virtual assets on behalf of customers or issuing virtual assets. These amendments do not have a significant impact on the consolidated financial statements.

2.2.2 The following amended standards have been published that are not mandatory for December 31, 2024 reporting periods and have not been early adopted by the Group.

•	Amendment of Korean IFRS No.1021 “The Effects of Changes in Foreign Exchange Rates” and Korean IFRS No.1101 “First-time Adoption of International Financial Reporting Standards”—Lack of exchangeability

The amendments require the Group to estimate the exchangeability of the currency, and to disclose information related to the currency not exchangeable into the other currency with estimation of foreign exchange rates. The amendments should be applied for annual reporting periods beginning on or after January 1, 2025, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

•	Amendments to Korean IFRS No.1109 Financial Instruments and Korean IFRS No.1107 Financial Instruments - Disclosure

The amendments of Korean IFRS 1109, Financial Instruments, and Korean IFRS 1107, Financial Instruments: Disclosure have been made for the purpose of addressing questions raised in practice and reflecting new requirements. The amendments should be applied for annual reporting periods beginning on or after January 1, 2025, and earlier application is permitted. The main amendments are as follows: The Group is in the process of reviewing the impact of these amendments on the consolidated financial statements.

•	Allowing financial liabilities to be considered settled (derecognized) through electronic payment systems before the settlement date, if certain criteria are met.

•	Clarifying and adding additional guidance for assessing whether a financial asset meets the criteria for payments of principal and interest only.

•

Disclosing the impact on the company and the extent to which the company is exposed, of contractual terms that change the timing or amount of cash flows under the contract, for each type of financial instrument.

•	Additional disclosures for equity instruments at designated FVOCI.

•	Annual Improvement of Korean IFRS Volume 11

Annual Improvements to Korean IFRS Volume 11 should be applied for annual reporting periods beginning on or after January 1, 2026, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

•	Korean IFRS No. 1101, First-Time Adoption of Korean IFRS : Application of Hedge Accounting upon First-Time Adoption of K-IFRS

•	Korean IFRS No. 1107, Financial Instruments: Disclosure: Derecognition of Profit and Loss, Guidance on Practice

•	Korean IFRS No. 1109, Financial Instruments: Derecognition of Lease Liabilities and Definition of Transaction Price

•	Korean IFRS No. 1110, Consolidated Financial Statements: Determination of De facto Agent

•	Korean IFRS No. 1007, Cash Flow Statement: Cost Method

2.3 Consolidation

The Group has prepared the consolidated financial statements in accordance with Korean IFRS No.1110 Consolidated Financial Statements.

(a)	Subsidiaries

Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The acquisition method of accounting is used to account for business combinations by the Group. The consideration transferred is measured at the fair values of the assets transferred, and identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets. All other non-controlling interests are measured at fair values, unless otherwise required by other standards. Acquisition-related costs are expensed as incurred.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

Meanwhile, the Group applies the book-value method to account for business combinations of entities under common control. Identifiable assets acquired and liabilities assumed in a business combination are measured at their book values on the consolidated financial statements of the ultimate parent entity. In addition, the difference between the sum of consolidated book values of the assets and liabilities transferred and accumulated other comprehensive income; and the consideration paid is recognized as capital surplus.

The excess of consideration transferred, amount of any non-controlling interest in the acquired entity and acquisition-date fair value of any previous equity interest in the acquired entity over the fair value of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in the profit or loss as a bargain purchase.

Intergroup transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

(b)	Associates

Associates are entities over which the Group has significant influence but not control or joint control. Investments in associates are accounted for using the equity method of accounting, after initially being recognized at cost. Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. If the Group’s share of losses of an associate equals or exceeds its interest in the associate (including long-term interests that, in substance, form part of the Group’s net investment in the associate), the Group discontinues recognizing its share of further losses. After the Group’s interest is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate.

If there is objective evidence of impairment on the investment in the associate, the Group recognizes the difference between the recoverable amount of the associate and its book amount as impairment loss.

If an associate uses accounting policies other than those of the Group for the identical transactions and events in similar circumstances, if necessary, adjustments shall be made to make the associate’s accounting policies conform to those of the Group when the associate’s financial statements are used by the Group in applying the equity method.

(c)	Joint Arrangements

A joint arrangement, wherein two or more parties have joint control, is classified as either a joint operation or a joint venture. A joint operator has rights to the assets, and obligations for the liabilities, relating to the joint operation and recognizes the assets, liabilities, revenues and expenses relating to its interest in a joint operation. A joint-venturer has rights to the net assets relating to the joint venture and accounts for that investment using the equity method.

2.4 Foreign Currency Translation

(a) Functional and presentation currency

Items included in the financial statements of the Group are measured using the currency of the primary economic environment in which the Group operates (“the functional currency”). The financial statements are presented in Korean won, which is the Group’s functional and presentation currency.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss. They are deferred in other comprehensive income if they relate to qualifying cash flow hedges and qualifying effective portion of hedge of net investments in foreign operations, or are attributable to monetary part of the net investment in a foreign operation.

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities held at fair value through other comprehensive income are recognized in other comprehensive income.

2.5 Recognition and Measurement of Financial Instruments

2.5.1 Classification

The Group classifies financial assets as follows.

•	Those to be measured at fair value (through profit or loss or other comprehensive income)

•	Those to be measured at amortised cost

The classification depends on the Group’s business model for managing the financial assets and the contractual terms of the cash flows.

For financial assets measured at fair value, gains and losses will either be recorded in profit or loss or other comprehensive income. For investments in debt instruments, this will depend on the business model in which the investment is held. The Group reclassifies debt investments when, and only when its business model for managing those assets changes.

For investments in equity instruments that are not held for trading, this will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income. Changes in fair value of non-designated equity investment are recognized in profit or loss.

2.5.2 Measurement

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

2.5.2.1 Debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. The Group classifies its debt instruments into one of the following three measurement categories:

(a)	Amortised cost

Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortised cost. A gain or loss on a debt investment that is subsequently measured at amortised cost and is not part of a hedging relationship is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is included in ‘interest income’ using the effective interest rate method.

(b)	Fair value through other comprehensive income

Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at fair value through other comprehensive income. Movements in the carrying amount are taken through other comprehensive income, except for the recognition of impairment loss (reversal of impairment loss), interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. Interest income from these financial assets is included in ‘interest income’ using the effective interest rate method. Foreign exchange gains and losses are presented in ‘gain or loss on foreign currency transaction’ and impairment losses are presented in ‘loss on valuation and disposal of financial instrument’.

(c)	Fair value through profit or loss

Assets that do not meet the criteria for amortised cost or fair value through other comprehensive income are measured at fair value through profit or loss. A gain or loss on a debt investment that is subsequently measured at fair value through profit or loss and is not part of a hedging relationship is recognized in profit or loss and presented net in the statement of profit or loss within ‘gain or loss on valuation and disposal of financial instrument’ in the year in which it arises.

2.5.2.2 Equity instruments

The Group subsequently measures all equity investments at fair value. Where the Group’s management has elected to present fair value gains and losses on equity investments in other comprehensive income, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividend income from such investments continues to be recognized in profit or loss when the right to receive payments is established.

Changes in the fair value of financial assets at fair value through profit or loss are recognized in ‘gain or loss on valuation and disposal of financial instrument’ in the statement of profit or loss. Impairment loss (reversal of impairment loss) on equity investments measured at fair value through other comprehensive income are not reported separately from other changes in fair value.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

2.5.3 Impairment

The Group assesses on a forward-looking basis expected credit losses associated with its debt instruments carried at amortised cost and fair value through other comprehensive income. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

Expected credit losses are a probability-weighted estimate of credit losses (i.e. the present value of all cash shortfalls) over the expected life of the financial instrument. The Group measures expected credit losses by reflecting reasonable and supportable information that is reasonably available at the reporting date without undue cost or effort, including information about past events, current conditions and forecasts of future economic conditions.

The Group uses the following three measurement techniques in accordance with Korean IFRS:

•	General approach: for financial assets and off-balance-sheet unused credit line that below two approaches are not applied

•	Simplified approach: for receivables, contract assets and lease receivables

•	Credit-impaired approach: for purchased or originated credit-impaired financial assets

Different measurement approaches are applied depending on significant increase in credit risk. 12 month expected credit losses is recognized when credit risk has not significantly increased since initial recognition. A loss allowance at an amount equal to lifetime expected credit losses is recognized when credit risk has significantly increased since initial recognition. Lifetime is presumed to be a period to the contractual maturity date of a financial asset (the expected life of the financial asset).

The Group determines whether the credit risk has increased significantly since initial recognition using the following information. One or more of the following circumstances is deemed significant increase in credit risk.

•	More than 30 days past due;

•	Decline in credit rating at period end by more than certain notches as compared to that at initial recognition;

•	Decline in ratings below certain level in the early warning system;

Under simplified approach, the Group shall always measure the loss allowance at an amount equal to lifetime expected credit losses. Under credit-impaired approach, the Group shall only recognize the cumulative changes in lifetime expected credit losses since initial recognition as a loss allowance for purchased or originated credit-impaired financial assets.

The Group generally deems credit-impaired in case of one or more of the following circumstances:

•	90 days or more past due;

•	Legal proceedings related to collection;

•	Refinancing;

•	Corporate borrowers that are rated C or D;

•	Debt restructuring.

2.5.3.1 Forward-looking information

The Group uses forward-looking information, when it determines whether the credit risk has increased significantly since initial recognition and measures expected credit losses.

The Group assumes the risk component has a certain correlation with the business cycle, and calculates the expected credit loss by reflecting the forward-looking information with macroeconomic variables on the measurement inputs.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

Forward-looking information used in calculation of expected credit loss is derived after comprehensive consideration of a variety of factors including scenario in management planning, risk situation scenario for stress test, third party forecast, and others.

2.5.3.2 Measuring expected credit losses on financial assets at amortised cost

The amount of the loss on financial assets at amortised cost is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The Group estimates expected future cash flows for financial assets that are individually significant (individual assessment of impairment).

For financial assets that are not individually significant, the Group collectively estimates expected credit loss by grouping loans with homogeneous credit risk profile (collective assessment of impairment).

•	Individual assessment of impairment

Individual assessment of impairment losses are calculated using management’s best estimate on present value of expected future cash flows. The Group uses all the available information including operating cash flow of the borrower and net realizable value of any collateral held.

•	Collective assessment of impairment

Collective assessment of loss allowance involves historical loss experience along with incorporation of forward-looking information. Such process incorporates factors such as type of collateral, product and borrowers, credit rating, size of portfolio and recovery period and applies ‘probability of default’ (PD) on a company of assets and ‘loss given default’ (LGD) by type of recovery method. Also, the expected credit loss model involves certain assumption to determine input based on loss experience and forward-looking information. These models and assumptions are periodically reviewed to reduce gap between loss estimate and actual loss experience.

2.5.3.3 Measuring expected credit losses on financial assets at fair value through other comprehensive income

Measuring method of expected credit losses on financial assets at fair value through other comprehensive income is equal to the method of financial assets at amortised cost, except for loss allowances that are recognized as other comprehensive income. Amounts recognized in other comprehensive income for sale or repayment of financial assets at fair value through other comprehensive income are reclassified to profit or loss.

2.5.4 Recognition and Derecognition

Regular way purchases and sales of financial assets are recognized or derecognized on trade-date, the date on which the Group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

If a transfer does not result in derecognition because the Group has retained substantially all the risks and rewards of ownership of the transferred asset, the Group continues to recognize the transferred asset in its entirety and recognizes a financial liability for the consideration received. The Group classified the financial liability as “borrowings” in the statement of financial position.

The Group writes off the carrying amount and allowance of financial assets in its entirety or to a portion thereof when the principal and interest are determined to be no longer recoverable. In general, the Group considers write-off when it is determined that the debtor does not have sufficient resources or income to cover the principal and interest, and this write-off decision is made in accordance with internal regulations.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

2.5.5 Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount reported in the statements of financial position where there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the assets and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Group or the counterparty.

2.6 Financial Liabilities

2.6.1 Classification and Measurement

The Group’s financial liabilities at fair value through profit or loss are financial instruments held for trading. A financial liability is held for trading if it is incurred principally for the purpose of repurchasing in the near term. A derivative that is not designated as hedging instruments and an embedded derivative that is separated are also classified as held for trading.

The Group classifies non-derivative financial liabilities, except for financial liabilities at fair value through profit or loss, financial guarantee contracts and financial liabilities that arise when a transfer of financial assets does not qualify for derecognition, as financial liabilities carried at amortised cost and present as ‘deposits liabilities’, ‘borrowings’, and ‘other financial liabilities’ in the statement of financial position.

2.6.2 Derecognition

Financial liabilities are removed from the statement of financial position when it is extinguished; for example, when the obligation specified in the contract is discharged or canceled or expired or when the terms of an existing financial liability are substantially modified. The difference between the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

The Group’s financial liabilities at fair value through profit or loss are financial instruments held for trading. A financial liability is held for trading if it is incurred principally for the purpose of repurchasing in the near term. A derivative that is not a designated as hedging instruments and an embedded derivative that is separated are also classified as held for trading. Financial liabilities designated the financial liabilities at fair value through profit or loss is the structured financial liabilities containing embedded derivatives issued by the Group.

The changes in fair value of financial liabilities at fair value through profit or loss due to the change of credit risk is recognized as other comprehensive income(instead of profit and loss) and this other comprehensive income can not be transferred to profit and loss in subsequent events.

2.7 Derivative Financial Instruments

The Group enters into numerous derivative financial instrument contracts such as stock options, stock swaps, interest rate swaps and others for trading purposes or sale and issue of derivative combined securities. These derivative financial instruments are presented as derivative financial instruments within the financial statements irrespective of transaction purpose and subsequent measurement requirement.

Derivatives are initially recognized at fair value on the date a derivative contract enters into and are subsequently re-measured at their fair value. The changes of the fair value of derivatives financial instruments held for trading are recognized in profit or loss as ‘gain or loss on valuation and disposal of financial instrument’.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

Fair value of derivative instrument traded in active market is a quoted price. In case of fair value of relatively simple derivative instruments such as options, interest rate or currency swaps and others is calculated using one or more valuation techniques like cash flow discount model, option pricing model which is based on observable data and appropriate considering the nature of objects.

Also, fair value of more complex derivative instrument is calculated using valuation techniques based on unobservable data in the market. The accuracy of the valuation techniques is approved by periodical review.

2.7.1 Day 1 Profit and Loss

Accordance with Korean IFRS, if there is no available price from active market and if the Group uses a valuation technique that uses unobservable valuation parameters from market for the fair value at initial recognition of financial instruments, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price and the difference is amortised by using the straight line method over the life of the financial instruments.

2.7.2 Credit risk adjustments

In case of exchange-traded derivative instrument, credit risk is not reflected on the fair value because exchange-traded derivative instrument is traded in public exchange, and it is not available to identify certain counterparties. Fair value of OTC derivative instrument only reflects credit risk.

2.7.3 Hedge accounting

The accounting treatment of changes of fair value for the derivatives varies as the character of hedging items and the purpose of hedging. The Group holds derivative contracts for the purpose of hedging the risk and the Group designates certain derivatives as hedging instruments to hedge the risk as follows.

(a)	Fair value hedge : a hedge of the exposure to changes in fair value of a recognised asset or liability or an unrecognised firm commitment

(b)

Cash flow hedge : a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with all, or a component of, the recognised asset or liability or a highly probable forecast transaction

(c)	Hedge of net investments in foreign operations

On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged items, including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

The fair value of derivatives for hedge is disclosed in note 37.

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss

If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item is fully amortised to profit or loss by the maturity of the financial instrument using the effective interest method.

The accounting treatments of hedge of net investments in foreign operations are similar to those of cash flow hedge.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

If hedging instruments qualify for a hedge of net investments in foreign operations, the effective portion of changes in fair value of hedging instrument is recognized in other comprehensive income or loss and the ineffective portion is recognized in profit or loss. The gain or loss on the hedging instrument relating to the effective portion of the hedge that has been recognized in other comprehensive income will be reclassified from other comprehensive income or loss to profit or loss as a reclassification adjustment on the disposal or partial disposal of the foreign operation.

2.8 Property and Equipment

All property and equipment except for land are recognized at its cost less any accumulated depreciation and any accumulated impairment losses. The cost of property and equipment includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Land is measured at fair value on the basis of the valuation performed by an independent valuer. Revaluations are performed with sufficient regularity to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the end of the reporting period.

If an asset’s carrying amount is increased as a result of a revaluation, the increase is recognized in other comprehensive income and the amount is accumulated in equity under the heading of revaluation surplus after netting deferred tax. However, the increase is recognized in profit or loss to the extent that it reverses a revaluation decrease of the same asset previously recognized in profit or loss. If an asset’s carrying amount is decreased as a result of a revaluation, the decrease is recognized in profit or loss. However, the decrease is recognized in other comprehensive income to the extent of any credit balance existing in the revaluation surplus in respect of that asset. The decrease recognized in other comprehensive income reduces the amount accumulated in equity under the heading of revaluation surplus. The revaluation surplus included in equity in respect of an item of property and equipment is transferred directly to retained earnings when the asset is derecognized.

Depreciation of all property and equipment, except for land, is calculated using the following method to allocate their cost or revalued amounts, net of their residual values, over their estimated useful lives as follows:

Property and equipment	Estimated useful lives	Depreciation method
Buildings	40 years	Straight-line method
Vehicles	4 years	Straight-line method
Furniture and equipment	4 years	Straight-line method
Other	4 years	Straight-line method
Right-of-use assets	1~10 years (initial date of the contract entered into ~ maturity date)	Straight-line method

The residual value, the useful life and the depreciation method applied to an asset are reviewed at least at each financial year-end and, if needed, the changes are accounted for as a change in an accounting estimate.

2.9 Investment Property

Property held to earn rentals or for capital appreciation or both is classified as investment property. Investment property is measured initially at its cost. After recognition as an asset, investment property is carried at cost less accumulated depreciation and impairment losses. Investment property, except for land, is depreciated using the straight-line method over their useful lives of 40 years.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

2.10 Intangible Assets

Intangible assets are measured initially at cost and subsequently carried at their cost less any accumulated amortization and any accumulated impairment losses.

Intangible assets, except for goodwill, comprise software and membership rights, and are amortised using the straight-line method with no residual value over following estimated useful economic life since the asset is available for use. However, goodwill and membership rights are not amortised by considering their useful life as indefinite, because there is no expectable limit to period for use.

Intangible assets	Estimated useful lives	Amortization method
Development costs	4 years	Straight-line method
Software	4 years	Straight-line method

The amortization period and the amortization method for intangible assets with a finite useful life are reviewed at the end of each financial year. The management reviews the useful life of intangible assets that is not being amortised each period to determine whether events and circumstances continue to support an indefinite useful life. If management judges that previous estimates should be adjusted, the change is accounted for as a change in an accounting estimate.

2.11 Impairment of Non-financial Assets

Goodwill or intangible assets with indefinite useful lives are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. Non-financial assets, other than goodwill, that suffered impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

2.12 Lease

Lease income from operating leases where the Group is a lessor is recognized on a straight-line basis over the lease term. Initial direct costs incurred in obtaining an operating lease are added to the carrying amount of the underlying asset and recognized as expense over the lease term on the same basis as lease income. The respective leased assets are included in the statement of financial position based on their nature.

The Group should assess whether a contract is, or contains a lease at the date the contract entered into and the initial application date under Korean IFRS No.1116. But the Group may elect not to reassess whether a contract is, or contains a lease for the contract entered into before the transition date by applying practical expedient permitted by Korean IFRS No.1116. The Group has gone through all the contract to assess whether the contract is, or contains, a lease at the date the contract entered into after the date of initial application.

A lessee is required to recognize a right-of-use asset (lease asset) representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. Assets and liabilities arising from a lease are initially measured on a present value basis.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

Lease liabilities include the net present value of the following lease payments:

•	Fixed payments (including in-substance fixed payments), less any lease incentives receivable

•	Variable lease payment that are based on an index or a rate

•	Amounts expected to be payable by the lessee under residual value guarantees

•	The exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and

•	Payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease

The lease payments are discounted using the interest rate implicit in the lease, if that rate can be readily determined. If that rate can not be readily determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms and conditions.

Right-of-use assets are measured at cost comprising the following:

•	The amount of the initial measurement of lease liability

•	Any lease payments made at or before the commencement date less any lease incentives received

•	Any initial direct costs incurred by the lessee, and

•	An estimate of restoration costs

However, short-term lease (lease that, at the commencement date, has a lease term of 12 months or less) and lease of low-value assets (For example, underlying leased asset under $ 5,000) are permitted to elect exceptional conditions.

The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term.

Related to sale and leaseback, the Group (seller-lessee) is required to apply the Korean IFRS No.1115 ‘Revenue from Contracts with Customers’ to determine whether the transfer of an asset is accounted for as a sale of that asset. However, the Group shall not reassess sale and leaseback transactions entered into before the date of initial application.

Large number of lease contracts held by the Group have extension option and termination option. These conditions are generally used for maximizing the flexibility of lease operation in a view of managing the contracts. Extension option or termination option included in the lease contracts are generally owned by the Group, not lessor. The Group re-evaluated the lease term of the lease contracts by taking into account the contract type, operation plan for branch offices, and costs related to lease termination . As a result, no significant change in the existing lease term has occurred.

2.13 Provisions

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation and the increase in the provision due to passage of time is recognized as interest expense.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

2.14 Financial Guarantee Contracts

Financial guarantees contracts provided by the Group are initially measured at fair value on the date the guarantee was given. Subsequent to initial recognition, the Group’s liabilities under such guarantees are measured at the higher of the amounts below and recognized as ‘other financial liabilities’:

•	Loss allowance in accordance with Korean IFRS No.1109, ‘Financial Instruments’

•	The amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with the principles of Korean IFRS No.1115, ‘Revenue from Contracts with Customers’

2.15 Revenue Recognition

The Group recognizes revenues in accordance with the following five-step revenue recognition standard (Korean IFRS No.1115 Revenue from Contracts with Customers).

•	Step 1: Identify the contract with a customer.

•	Step 2: Identify the performance obligations in the contract.

•	Step 3: Determine the transaction price.

•	Step 4: Allocate the transaction price to the performance obligations in the contract.

•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

2.16 Employee Benefits

2.16.1 Retirement benefit liabilities: Defined benefit plans and Defined contribution plans

The Group has both defined benefit and defined contribution plans. A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The contributions are recognized as employee benefit expenses when an employee has rendered service. A defined benefit plan is a pension plan that is not a defined contribution plan.

Typically defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that have terms to maturity approximating to the terms of the related pension obligation. The remeasurements of the net defined benefit liability are recognized in other comprehensive income.

If any plan amendments, curtailments, or settlements occur, past service costs or any gains or losses on settlement are recognized as profit or loss for the year.

2.16.2 Short-term employee benefits

Short-term employee benefits, which are expected to be settled wholly before 12 months after the end of the annual reporting period in which the employees render the service, are recognized in profit or loss at the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

The expected cost of profit-sharing and bonus payments are recognized as liabilities when the Group has a present legal or constructive obligation to make such payments as a result of past events rendered by employees and a reliable estimate of the obligation can be made.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

2.16.3 Share-based payment

The Group is under share-based payment arrangements that grant shares to the executives of the Group. When the arrangements are exercised, the Group provides share or cash equal to the monetary value of the share.

The Group measures the services acquired and the liability incurred at fair value, and the fair value is recognized as expense and accrued expenses over the vesting period. Until the liability is settled, the Group remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss as share-based payments.

2.17 Income Tax Expenses

Income tax expense comprises current income tax and deferred income tax and is recognized in profit or loss for the year, except to the extent that the tax arises from (a) a transaction or event which is recognized either in other comprehensive income or directly in equity and (b) a business combination.

2.17.1 Current income tax

Current income tax is the amount of income taxes payable (recoverable) in respect of the taxable profit (tax loss) for a period. A difference between the taxable profit and accounting profit may arise when income or expense is included in accounting profit in one period but is included in taxable profit in a different period. Differences may also arise if there is revenue that is exempt from taxation or expenses that is not deductible in determining taxable profit (tax loss). Current income tax liabilities (assets) for the current and prior periods are measured at the amount expected to be paid to (recovered from) the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The Group offsets current income tax assets and current income tax liabilities if, and only if, the Group (a) has a legally enforceable right to set off the recognized amounts and (b) intends to settle on a net basis.

2.17.2 Deferred income tax

Deferred income tax is recognized, using the asset-liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amount in the financial statements. Deferred income tax liabilities are recognized for all taxable temporary differences and deferred income tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting profit nor taxable profit or loss.

Deferred income tax is recognized on temporary differences arising from investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period. The Group reduces the carrying amount of a deferred income tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred income tax asset to be utilized.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred income tax liabilities and deferred income tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Current income tax and deferred income tax are included in the calculation of income tax expense. Income taxes related to prior period are included in current income tax.

Deferred income taxes, recognized directly in equity or arisen from business combination, are directly deducted from equity or goodwill.

2.18 Operating Segment Reporting

Operating segments are components of the Group, about which separate internal reporting information is evaluated regularly by the chief operating decision makers including Board of Directors in deciding how to allocate resources and to assess performance. Each segment is a strategic business unit that offers different products and services, and is managed separately because each business has different risks and opportunities, different technology required and marketing strategies.

Segment information includes the items which are directly attributable and reasonably allocated to the segment.

2.19 Other Receivables and Payables Related to Brokerage Transactions

Regarding customer brokerage transactions, the Group recognizes the receivable from and payable to the Korea Exchange (Clearing and settlement organization) and customers in total amounts, which the Group recognizes as other financial assets and other financial liabilities. The Group offsets the receivable and payable that arise between Korea Exchange and the Group within the same day.

2.20 Business Combinations

The acquisition method of accounting is used to account for business combinations by the Group. The consideration transferred is measured at the fair values of the assets transferred, and identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

The Group applies the book-value method to account for business combinations of entities under common control. Identifiable assets acquired and liabilities assumed in a business combination are measured at their book values on the consolidated financial statements of the ultimate parent entity. In addition, the difference between the sum of book values of the assets and liabilities transferred and accumulated other comprehensive income; and the consideration paid is recognized as capital surplus.

2.21 Approval of Issuance of the Financial Statements

The issuance of the December 31, 2024 consolidated financial statements of the Group was approved by the Board of Directors on February 4, 2025, which is subject to change with approval at the annual shareholder’s meeting.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

3. Critical Accounting Estimates and Assumptions

The preparation of financial statements requires the Group to make estimates and assumptions concerning the future. Management also needs to exercise judgement in applying the Group’s accounting policies. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. As the resulting accounting estimates will, by definition, seldom equal the related actual results, it can contain a significant risk of causing a material adjustment.

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below. Additional information of significant judgment and assumptions of certain items are included in relevant notes.

3.1 Income taxes

The Group recorded, based on its best estimate, current taxes and deferred taxes that the Group will be liable in the future for the operating results at the end of the reporting period. However, the final tax outcome in the future may be different from the amounts that were initially recorded. Such differences will impact the current and deferred income tax assets and liabilities in the period in which the final tax outcome is determined.

If certain portion of the taxable income is not used for investments or increase in wages in accordance with the Special Taxation for Facilitation of Investment and Mutually-Beneficial Cooperation, the Group is liable to pay additional income tax calculated based on the tax law. Accordingly, the measurement of current and deferred income tax is affected by the tax effects from such tax law. As the Group’s income tax is dependent on the investments and increase in wages, there exists uncertainty with regard to measuring the final tax effects.

3.2 Fair value of financial instruments

The fair value of financial instruments where no active market exists or where quoted prices are not otherwise available is determined by using valuation techniques. Financial instruments, which are not actively traded in the market and those with less transparent market prices, will have less objective fair values and require broad judgment on liquidity, concentration, uncertainty in market factors and assumptions in price determination and other risks.

As described in Note 2.5, ‘Recognition and Measurement of Financial Instruments’, diverse valuation techniques are used to determine the fair value of financial instruments, from generally accepted market valuation models to internally developed valuation models that incorporate various types of assumptions and variables.

3.3 Impairment of financial assets

In accordance of Korean IFRS No.1109, the provision for impairment for financial assets are based on assumptions about risk of default and expected loss rates. The Group uses judgment in making these assumptions and selecting the inputs to the impairment calculation based on the Group’s past history, existing market conditions as well as forward-looking estimates at the end of each reporting period (Note 2.5).

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

3.4 Measurement of defined benefit obligation

The present value of the defined benefit liability depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost (income) for pensions include the discount rate. Any changes in these assumptions will impact the carrying amount of the defined benefit liability. The Group determines the appropriate discount rate at the end of the reporting period. This is the interest rate that is used to determine the present value of estimated future cash outflows expected to be required to settle the defined benefit liability. In determining the appropriate discount rate, the Group considers the interest rates of high-quality corporate bonds that are denominated in the currency in which the pension benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability. Other key assumptions for defined benefit liability are based in part on current market conditions.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

4. Segment Information

4.1 Types of services from which each reportable segment derives its revenues

Management of the Group decides operating segment based on the information, which is to be reported to the Group’s chief executive officer, in order to allocate resources to the segment and evaluate performance of the segment. The Group’s operating segments consist of brokerage and wealth management, investment banking, trading and other business.

In accordance with Korean IFRS No.1108, reporting segments of the Group by type of services categories are as follows:

Reporting segment	Main business activities
Brokerage and wealth management	Sales and services relating to wealth management and brokerage provided to individuals, corporations and institutional investors

Investment banking	Underwriting and advisory services related to bond issuance, structured finance, initial public offering, and mergers and acquisition

Trading	Trading of securities and derivatives, and proprietary trading

Others	Other services and support services

4.2 Revenue and income of segment reporting

Financial information by operating segment for the years ended December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024
	Operating income	Operating expense	Operating profit	Non-operating income(expense)	Profit(loss) before income tax expense(income)
Brokerage and wealth management	5,125,756,091	4,796,445,268	329,310,823	(58,644,234)	270,666,589
Investment banking	1,170,072,565	983,069,680	187,002,885	36,383,312	223,386,197
Trading	3,929,884,607	3,893,895,155	35,989,452	3,518,269	39,507,721
Others	606,317,462	377,834,145	228,483,317	(13,410,811)	215,072,506

	10,832,030,725	10,051,244,248	780,786,477	(32,153,464)	748,633,013

(in thousands of Korean won)	2023
	Operating income	Operating expense	Operating profit	Non-operating income(expense)	Profit(loss) before income tax expense(income)
Brokerage and wealth management	4,261,242,111	3,995,796,550	265,445,561	(15,071,272)	250,374,289
Investment banking	1,140,541,809	980,639,957	159,901,852	(160,227,030)	(325,178)
Trading	5,818,380,116	5,783,227,424	35,152,692	14,908,258	50,060,950
Others	364,976,075	145,322,055	219,654,020	(27,002,623)	192,651,397

	11,585,140,111	10,904,985,986	680,154,125	(187,392,667)	492,761,458

The above reported operating income is generated from external customers and inter-segment transactions, and expense includes expenses that can be directly attributed or reasonably allocated to each segment including internal interests. Segment profit represents the profit earned by each segment, reported to the chief executive officer to determine the allocation of resources and to measure the respective segments’ performance.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

4.3 Assets and liabilities of segments

Total assets and liabilities by each segment as at December 31, 2024 and 2023, are as follows:

	2024
(in thousands of Korean won)	Total assets	Total liabilities
Brokerage and wealth management	7,564,847,592	8,311,185,348
Investment banking	6,750,342,725	2,777,070,185
Trading	26,389,900,152	11,811,775,837
Others	22,685,444,884	33,602,174,307

	63,390,535,353	56,502,205,677

	2023
(in thousands of Korean won)	Total assets	Total liabilities
Brokerage and wealth management	9,345,980,477	7,884,747,630
Investment banking	5,304,636,428	2,529,523,378
Trading	26,049,912,039	18,355,101,830
Others	20,566,390,942	26,201,515,029

	61,266,919,886	54,970,887,867

4.4 Information on principal customers

No single customer contributed 10% or more to the Group’s revenue for the years ended December 31, 2024 and 2023.

5. Cash and Deposits

The details of cash and deposits as at December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Cash and cash equivalents
Cash on hand	256	262
Cash in foreign currency	3,006	431,615
Time deposits and installment savings deposits	—	21,500,000
Demand deposits	466,097,989	263,547,704
Checking deposit	12,908,712	4,781,337
Foreign currency deposits	192,459,262	154,516,735
Certificates of deposit	16,170,000	11,604,600
MMDA	88,351,061	93,156,066
Accommodation notes	7,096,548	65,212,108

	783,086,834	614,750,427

Deposits
Deposits for securities subscription	1,083,733	2,166,493
Reserve for claims of customers’ deposits	802,442,695	434,840,018
Guarantee deposits for securities lending and borrowing	46,752,791	203,006,941
Deposits for exchange-traded derivatives	584,738,144	642,870,695
Guarantee deposits for KSFC trading	—	529,659
Long-term deposits	109,213,322	93,670,397
Restricted due from financial institutes	39,000	44,500
Others	995,886,495	935,478,329
Allowances for credit losses of deposits	(738,213)	(290,229)

	2,539,417,967	2,312,316,803

	3,322,504,801	2,927,067,230

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

Restricted deposits as at December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Deposits for securities subscription [1]	1,083,733	2,166,493
Reserve for claims of customers’ deposits [2]	802,442,695	434,840,018
Guarantee deposits for securities lending and borrowing [3]	46,752,791	203,006,941
Deposits for exchange-traded derivatives [4]	584,738,144	642,870,695
Guarantee deposits for KSFC trading [5]	—	529,659
Long-term deposits [6]	82,361,293	69,000,000
Restricted due from financial institutes [7]	39,000	44,500
Others [8]	995,886,495	935,478,329

	2,513,304,151	2,287,936,635

[1]

Subscription deposits are subscription margin of investors and the Group that are separately deposited at Korea Securities Finance Corporation(KSFC) or other relevant financial institutions until due date for payment for the subscription of the newly issued or sold securities in accordance with the provisions of Article 4-44 of the Regulation on Financial Investment Business.

[2]

The reserve for claims of customers’ deposits is deposited separately in a form of trust in KSFC to meet the demands of investors, such as return of deposit and others, in accordance with Article 74 of the Financial Investment Services and Capital Markets Act.

[3]	Deposited in Korea Securities Depository to guarantee for securities lending and borrowing.
[4]	The deposits for exchange-traded derivatives that the investors and the Group pay for foreign futures option trading to KEB Hana Bank and Forex Dealer Member.
[5]	In the case of an investor’s loan transaction, a certain portion of the price of securities sold is deposited at KSFC as margin.
[6]	Pledged deposits provided for securities lending and borrowing, repurchase agreements between institutions and retail payment through investment & securities companies are included.
[7]	Guarantee deposits for checking accounts
[8]	Deposits in foreign currency and others consist of the margin accounts for trading financial instruments in foreign markets and deposits to court.

Changes in allowances for credit losses of deposits for the years ended December 31, 2024 and 2023, are as follows:

	2024
	12-month expected credit losses	Lifetime expected credit losses
(in thousands of Korean won)		Non-impaired	Impaired
Beginning	290,229	—	—
Provision	448,028	—	—
Other changes (foreign exchange rate, etc.)	(44)	—	—

	738,213	—	—

	2023
	12-month expected credit losses	Lifetime expected credit losses
(in thousands of Korean won)		Non-impaired	Impaired
Beginning	645,224	—	—
Reversal of provision	(354,995)	—	—

	290,229	—	—

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

6. Financial Instruments at FVTPL

The details of financial instruments at FVTPL as at December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	Financial Assets at FVTPL		Financial Liabilities at FVTPL
	2024	2023	2024	2023
Financial assets required to be mandatorily measured at FVTPL	37,098,018,781	35,948,948,684	2,558,520,223	2,860,033,642
Financial assets designated at FVTPL	—	—	8,010,047,059	7,975,847,458

	37,098,018,781	35,948,948,684	10,568,567,282	10,835,881,100

6.1 Financial assets required to be mandatorily measured at FVTPL

The details of financial assets required to be mandatorily measured at FVTPL as at December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Deposits
Reserve for claims of customers’ deposits (trust) [1]	4,458,853,144	4,708,118,940
Equity instruments
Stocks	1,629,488,642	956,436,643
Debt instruments
Government and local government bonds	4,038,123,584	3,903,440,137
Special bonds	4,394,107,831	2,981,409,472
Corporate bonds	5,887,629,630	5,907,122,398
Corporate commercial papers	5,668,511,190	6,502,635,311
Asset-backed short-term bonds	1,731,958,269	2,257,642,941
Hybrid bond with security-like features	267,899,220	253,634,969
Investment in partnerships	621,369,479	581,762,940
Collective investment securities	4,889,259,964	4,762,077,497
Hybrid stock with bond-like features	191,300,842	148,101,449
Loans
Loan receivables	937,623,364	235,977
Derivative linked securities
Equity-linked securities	10,897,742	9,129,439
Other derivative linked securities	783,440,520	615,830,815
Other OTC derivative combined contract	102,732,731	187,620,544
Securities in foreign currency
Stocks in foreign currency	56,718,799	32,947,516
Bonds in foreign currency	841,110,016	848,585,456
Investment in partnerships in foreign currency	52,692,465	44,768,900
Collective investment securities in foreign currency	148,454,235	211,642,556
Collective fund for default loss	82,900,562	83,483,822
Hybrid bonds	271,689,060	522,625,044
Exchange traded notes	—	10,540
Other short-term securities held for sale	31,257,492	429,685,378

	37,098,018,781	35,948,948,684

[1]

The reserve for claims of customers’ deposits is restricted to use because this reserve is deposited separately in a form of trust in KSFC to meet the demands of investors, such as return of deposit and others, in accordance with Article 74 of the Financial Investment Services and Capital Markets Act.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

Details of securities sold which are classified as financial liabilities at FVTPL as at December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Equity Securities
Stocks	798,188,133	585,888,153
Collective investment securities	1,394,238	2,771,484
Debt Securities
Government and local government bonds	1,758,937,852	2,271,374,005

	2,558,520,223	2,860,033,642

The details of financial assets pledged as collateral as at December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	Description[1]	2024	2023	Security right holder
Financial assets at FVTPL	Guarantee deposits for lending and borrowing securities and bonds	9,908,290,516	10,076,739,059	Korea Securities Depository, etc.
	Margin required and guarantee deposits for derivatives trading	1,591,262,017	1,556,234,283	Korea Stock Exchange, etc.
	Guarantee deposits for reverse repurchase agreements	4,232,134,843	3,200,510,963	Customer, Institution
	Guarantee deposits for agency of balance payments	—	98,000,000	Kookmin Bank
Financial assets at FVOCI	Guarantee deposits for lending and borrowing securities and bond	2,510,367,880	1,719,208,234	Korea Securities Depository, etc.
	Guarantee deposits for derivatives trading	183,121,174	167,879,197	Hana Securities Co., Ltd., etc.
	Guarantee deposits for reverse repurchase agreements	1,811,592,215	2,509,724,246	Customer, Institution

		20,236,768,645	19,328,295,982

[1]	As at December 31, 2024 and 2023, the accrued interests related to debt securities provided as collateral of ~~W~~406,426 million and ~~W~~344,448 million, respectively, are excluded.

The Group provides ~~W~~8,027,229 million and ~~W~~7,916,155 million of its borrowing securities held as collateral to KSFC and others as at December 31, 2024 and 2023, respectively.

As at December 31, 2024 and 2023, the fair values of collaterals sold or repledged as collateral regardless of default are as follows:

(in thousands of Korean won)	Securities
	2024	2023
Fair value of collateral held	2,255,447,484	1,475,466,369
Fair value of collaterals sold or re-provided as collateral	—	—

	2,255,447,484	1,475,466,369

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

6.2 Financial liabilities designated at FVTPL

The details of financial liabilities designated at FVTPL as at December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)
	2024	2023

Derivative linked securities
Equity-linked securities	4,437,103,116	5,150,606,199
Other derivative linked securities	2,062,512,677	1,834,571,974
Other OTC derivative combined contract	1,209,941,532	933,983,691
Exchange traded notes	300,489,734	56,685,594

	8,010,047,059	7,975,847,458

The differences between the contractual value to be paid at maturity and the carrying amount of financial liabilities at FVTPL as at December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023

Contractual value to be paid at maturity	7,947,235,520	7,871,014,106
Carrying amount	8,010,047,059	7,975,847,458

Differences	(62,811,539)	(104,833,352)

Accumulated changes in fair value of financial liabilities at FVTPL due to the change of credit risk as at December 31, 2024 and 2023, are as follows:

	Other comprehensive income recognized from changes of fair value due to the change of credit risk (before tax) [1]
(in thousands of Korean won)	2024	2023
Beginning of the year	16,008,372	(55,892,336)
Change of fair value	7,493,104	71,900,709

End of the year	23,501,476	16,008,373

[1]	The Group assessed OCI based on the probability of default corresponding to the Group’s credit rating and loss given default. The amount is before tax.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

7. Derivatives and Hedge Accounting

Derivatives owned by the Group as at December 31, 2024 and 2023, are as follows:

	2024
	Assets		Liabilities
(in thousands of Korean won)	Hedging	Trading	Hedging	Trading	Unsettled amount
Exchange-traded derivatives
Interest rate:
Futures	—	1,178,439	—	5,406,671	4,179,414,373
Equity:
Futures	—	3,260,046	—	7,962,965	2,140,518,324
Purchase options	—	9,946,986	—	—	264,716,897
Written options	—	—	—	165,495,252	1,305,007,298
Currency:
Futures	—	1,694,383	—	234,401	467,353,785
Goods:
Futures	—	1,191,265	—	1,012,175	42,764,421

	—	17,271,119	—	180,111,464	8,399,775,098

OTC derivatives
Interest rate:
Forwards	—	697,806,221	—	674,883,353	17,627,246,000
Swaps	—	118,669,376	—	312,957,040	122,722,303,442
Options	—	10,235,246	—	12,676,965	450,100,000
Currency:
Forwards	—	182,379,315	4,309,200	229,896,555	8,112,241,494
Swaps	—	28,173,803	—	28,835,713	682,131,009
Options	—	4,415,787	—	6,151	147,000,000
Equity:
Swaps	—	278,277,987	—	156,824,783	4,963,174,354
Purchase options	—	4,396,416	—	—	471,018,000
Written options	—	—	—	5,872,788	483,738,001
Credit:
Swaps	—	37,123,089	—	27,397,061	4,411,630,000
Goods:
Swaps	—	12,389,787	—	11,780,566	1,297,182,950
Options	—	3,018,458	—	3,130,137	292,290,390
Others:
Swaps	—	47,097	—	275,542,878	796,712,171

	—	1,376,932,582	4,309,200	1,739,803,990	162,456,767,811

	—	1,394,203,701	4,309,200	1,919,915,454	170,856,542,909

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

	2023
	Assets		Liabilities
(in thousands of Korean won)	Hedging	Trading	Hedging	Trading	Unsettled amount
Exchange-traded derivatives
Interest rate:
Futures	—	6,226,442	—	4,575,801	4,060,134,218
Equity:
Futures	—	11,179,142	—	13,231,866	1,309,051,635
Purchase options	—	6,954,717	—	—	463,629,117
Written options	—	—	—	76,362,413	684,865,465
Currency:
Futures	—	695,841	—	988,763	262,150,197
Goods:
Futures	—	1,304,534	—	105,876	26,037,012

	—	26,360,676	—	95,264,719	6,805,867,644

OTC derivatives
Interest rate:
Forwards	—	501,834,689	—	483,149,733	14,811,295,000
Swaps	—	109,345,316	—	242,414,634	195,202,814,288
Options	—	2,018,458	—	3,037,884	310,000,000
Currency:
Forwards	—	49,134,125	5,307,120	51,416,659	6,078,694,096
Swaps	—	16,012,196	—	18,688,294	676,068,378
Options	—	9,208,609	—	952	412,828,000
Equity:
Swaps	—	330,132,474	—	493,475,311	5,165,522,772
Purchase options	—	71,207,596	—	—	1,864,702,957
Written options	—	—	—	163,911,123	1,854,850,307
Credit:
Swaps	—	17,799,282	—	8,695,443	2,864,356,720
Goods:
Swaps	—	4,348,110	—	4,351,784	31,635,429
Options	—	1,091,360	—	1,146,632	100,484,231
Others:
Swaps	—	—	—	245,312,183	694,541,167

	—	1,112,132,215	5,307,120	1,715,600,632	230,067,793,345

	—	1,138,492,891	5,307,120	1,810,865,351	236,873,660,989

The Group entered into the derivative contracts for hedging foreign currency risk of foreign operations and applied hedge of net investments in foreign operations accounting.

Gain or loss on hedge of net investments in foreign operations for the years ended December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Gain(loss) on the hedging instrument	(32,456,592)	(3,879,499)
Effective portion of changes in fair value of hedging (other comprehensive income)	(32,456,592)	(3,879,499)
Ineffective portion of changes in fair value of hedging (profit or loss)	—	—

The effective portion of changes in fair value of hedge of net investments in foreign operations recognized as other comprehensive income for the years ended December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Other comprehensive income	(32,456,592)	(3,879,499)
Reclassification form other comprehensive income to net income	3,013,920	7,036,511
Tax effect	7,772,865	(859,392)

Other comprehensive income-net of tax	(21,669,807)	2,297,620

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

The average price related to hedge of net investments in foreign operations as at December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024
	The nominal amount of the hedging instrument	Average price (KRW/USD, Korean won)	Average price (KRW/GBP, Korean won)	Average price (KRW/EUR, Korean won)
1 year	15,876,000	1,071.00	—	—
2 year	236,670,000	1,178.92	—	—
3 year	—	—	—	—
Over 3 year	—	—	—	—

	252,546,000	1,172.13	—	—

(in thousands of Korean won)	2023
	The nominal amount of the hedging instrument	Average price (KRW/USD, Korean won)	Average price (KRW/GBP, Korean won)	Average price (KRW/EUR, Korean won)
1 year	31,332,420	1,071.00	—	—
2 year	—	—	—	—
3 year	207,593,400	1,178.92	—	—
Over 3 year	—	—	—	—

	238,925,820	1,164.76	—	—

8. Financial Assets at FVOCI

The details of financial assets at FVOCI as at December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Equity instruments
Stocks [1]	472,013,720	432,986,576
Investment in partnerships	1,200,000	1,200,000
Other	879,977,297	425,898,551
Debt instruments
Government and municipal government bonds	70,709,895	5,248,842
Special bonds	1,821,452,212	1,519,494,875
Corporate bonds	2,595,239,175	2,542,007,878
Securities in foreign currency
Debt instruments	641,121,645	203,567,442
Stocks	2,407,680	2,407,680
Investment in partnerships	1,169,782	1,701,025

	6,485,291,406	5,134,512,869

[1]	Equity investment on Korea Stock Exchange and other relative institutions

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

Changes in gains and losses on valuation of financial assets at FVOCI (before tax) for the years ended December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024
	Beginning balance	Valuation[1]	Disposal / Transfer	Ending balance
Stocks	386,171,268	(15,718,337)	—	370,452,931
Government and local government bonds	57,031	(447,623)	(57,031)	(447,623)
Special bonds	3,686,348	7,970,335	(2,382,806)	9,273,877
Corporate bonds	6,816,506	8,237,295	(1,424,622)	13,629,179
Securities in foreign currency	(1,035,064)	(832,695)	138,432	(1,729,327)
Other securities in Korean won	(1,588,431)	14,095,998	(1,992,013)	10,515,554

	394,107,658	13,304,973	(5,718,040)	401,694,591

[1]	Provision for credit loss of debt instruments at FVOCI of ~~W~~215 million is excluded.

(in thousands of Korean won)	2023
	Beginning balance	Valuation[1]	Disposal / Transfer	Ending balance
Stocks	373,514,968	12,656,300	—	386,171,268
Government and local government bonds	(195,840)	252,871	—	57,031
Special bonds	(2,654,207)	3,686,348	2,654,207	3,686,348
Corporate bonds	(23,558,045)	19,132,483	11,242,068	6,816,506
Securities in foreign currency	(6,164,532)	5,080,455	49,013	(1,035,064)
Other securities in Korean won	(22,900,422)	21,311,991	—	(1,588,431)

	318,041,922	62,120,448	13,945,288	394,107,658

[1]	Provision for credit loss of debt instruments at FVOCI of ~~W~~693 million and reversal of provision for credit loss of debt instruments at FVOCI of ~~W~~170 million are excluded.

The derecognized equity investments at FVOCI for the year ended December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Equity investments at FVOCI	151,937,226	—

The dividend income from equity investments at FVOCI for the years ended December 31, 2024 and 2023, are as follows;

(in thousands of Korean won)	2024		2023
	Derecognised	Held at the end of reporting period	Derecognised	Held at the end of reporting period
Equity investments at FVOCI
Non marketable securities	—	14,628,399	—	9,216,747
Other equity investments	698,774	31,745,544	—	17,262,460

The Group recognized provision for credit loss of debt instruments at FVOCI amount (before tax) to ~~W~~1,743 million and ~~W~~1,528 million, as at December 31, 2024 and 2023, respectively.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

9. Investments in Associates

Investments in associates as at December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)				Percentage of ownership (%)	2024			2023
	Location	Industry	Closing month		Acquisition cost	Net asset amount	Book amount	Acquisition cost	Net asset amount	Book amount
KB Special Purpose Acquisition Company No.21 [1]	Korea	SPAC	November	0.13	10,000	20,894	20,894	10,000	20,529	20,529
KB Special Purpose Acquisition Company No.22	Korea	SPAC	—	—	—	—	—	10,000	20,125	20,125
KB Special Purpose Acquisition Company No.25 [1]	Korea	SPAC	November	0.12	5,000	9,965	9,965	5,000	9,771	9,771
KB Special Purpose Acquisition Company No.26 [1]	Korea	SPAC	November	0.09	5,000	9,836	9,836	5,000	9,613	9,613
KB Special Purpose Acquisition Company No.27 [1]	Korea	SPAC	November	0.04	5,000	10,236	10,236	5,000	9,959	9,959
KB Special Purpose Acquisition Company No.28 [1]	Korea	SPAC	November	0.09	5,000	9,645	9,645	—	—	—
KB Special Purpose Acquisition Company No.29 [1]	Korea	SPAC	November	0.16	10,000	19,982	19,982	—	—	—
KB Special Purpose Acquisition Company No.30 [1]	Korea	SPAC	November	0.19	10,000	19,518	19,518	—	—	—
KB Special Purpose Acquisition Company No.31 [1]	Korea	SPAC	November	4.76	10,000	22,618	22,618	—	—	—
KB New Paradigm Agriculture Venture Fund	Korea	Investment	December	25.00	1,275,000	1,291,253	1,291,253	2,100,000	2,615,088	2,615,088
KB KONEX Market Vitalization Fund	Korea	Investment	December	23.44	540,000	1,928,317	1,928,317	615,000	7,633,039	7,633,039
KB-KDBC New Technology Business Investment Fund	Korea	Investment	December	33.33	1,500,000	2,601,286	2,601,286	1,800,000	3,031,227	3,031,227
KBTS Technology Venture Private Equity Fund [1]	Korea	Investment	December	16.00	1,888,000	3,179,737	3,179,737	2,592,000	3,534,896	3,534,896
KB-SJ Tourism Venture Fund [1]	Korea	Investment	December	18.52	570,000	1,780,925	1,780,925	4,600,000	3,241,734	3,241,734
KB Shinjasanaubo Fund [1]	Korea	Investment	December	14.67	1,804,000	1,031,767	1,031,767	1,804,000	1,765,941	1,765,941
UNION Media Commerce Fund	Korea	Investment	December	28.99	1,000,000	945,674	945,674	1,000,000	952,209	952,209
KB-Brain KOSDAQ Scale-Up Fund	Korea	Investment	—	—	—	—	—	—	2,304,484	2,304,484
KB SPROTT Renewable Private Equity Fund I [1]	Korea	Investment	December	12.56	3,682,135	3,052,067	3,052,067	3,682,135	3,337,160	3,337,160

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

KB-Stonebridge Secondary Private Equity Fund [1]	Korea	Investment	December	4.16	4,620,046	4,819,055	4,819,055	4,810,584	5,395,679	5,395,679
KB-SP Private Equity Fund IV [1]	Korea	Investment	December	18.10	6,100,000	3,995,113	3,995,113	6,100,000	2,494,808	2,494,808
KB-UTC Inno-Tech Venture Fund [1]	Korea	Investment	December	14.76	6,262,500	3,910,530	3,910,530	6,375,000	5,227,210	5,227,210
KB-NAU Special Situation Corporate Restructuring Private Equity Fund [1]	Korea	Investment	December	6.50	5,379,144	8,021,543	8,021,543	4,786,339	8,904,972	8,904,972
KB Material and Parts No. 1 PEF	Korea	Investment	—	—	—	—	—	3,400,000	3,299,669	3,299,669
KB Global Commerce Private Equity Investment Fund	Korea	Investment	—	—	—	—	—	7,000,000	8,635,840	8,635,840
KB-KTB Technology Venture Fund [1]	Korea	Investment	December	18.18	10,000,000	9,088,456	9,088,456	8,000,000	7,639,550	7,639,550
KB Bio Global Expansion Private Equity Fund No.1	Korea	Investment	December	39.47	15,000,000	17,870,374	17,870,374	15,000,000	15,895,111	15,895,111
KB Digital Platform Fund [1]	Korea	Investment	December	16.67	28,000,000	28,288,502	28,288,502	18,000,000	17,123,835	17,123,835
KB-SOLIDUS Healthcare Investment Fund [1]	Korea	Investment	December	5.10	3,683,333	3,484,892	3,484,892	2,383,333	2,249,721	2,249,721
G Payment Joint Stock Company	Vietnam	Electrinic payment & settlement agency	December	26.02	5,870,702	1,504,194	2,520,780	9,028,760	3,318,951	8,966,066
KB-GeneN Medical Venture Fund 1	Korea	Investment	December	22.52	2,000,000	1,880,230	1,880,230	2,000,000	1,922,291	1,922,291
KB-BridgePole Venture Investment Fund	Korea	Investment	—	—	—	—	—	136,000	863,129	863,129
KB-Kyobo New Mobility Power Fund	Korea	Investment	—	—	—	—	—	3,000,000	2,621,880	2,621,880
DA-Friend Investment Fund II	Korea	Investment	December	27.06	987,633	906,175	906,175	987,633	927,462	927,462
Cornerstone Pentastone IV Fund	Korea	Investment	December	21.52	817,742	763,949	763,949	817,742	774,734	774,734
JS Private Equity Fund III	Korea	Investment	December	20.48	945,021	742,406	742,406	1,700,000	1,861,512	1,861,512
Mirae Asset Mobility Investment Fund I	Korea	Investment	December	22.99	2,000,000	1,917,647	1,917,647	2,000,000	1,948,750	1,948,750
KB-FT 1st Green Growth Investment Fund [1]	Korea	Investment	December	10.34	2,000,000	1,888,925	1,888,925	2,000,000	1,928,089	1,928,089
THE CHAEUL FUND NO.1(formerly, SKS IB NEW M&T FUND NO.1)	Korea	Investment	December	31.25	1,000,000	953,961	953,961	1,000,000	972,191	972,191
POSITVE Sobujang Venture Fund #1	Korea	Investment	December	43.96	879,121	869,206	869,206	2,000,000	1,965,090	1,965,090
KB-NP Green ESG New Technology Venture Capital Fund [1]	Korea	Investment	December	11.59	16,100,000	15,436,985	15,436,985	8,180,000	7,771,668	7,771,668
Hisstory 2022 Fintech Fund	Korea	Investment	December	34.78	2,000,000	1,896,203	1,896,203	2,000,000	1,937,813	1,937,813
KB Star REIT	Korea	Investment	December	26.84	134,304,646	98,600,791	98,600,791	134,772,782	120,231,339	120,231,339
KB Bio Private Equity Investment Fund IV	Korea	Investment	December	24.19	7,500,000	7,369,339	7,369,339	7,500,000	6,770,765	6,770,765

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

Nextrade Co., Ltd. [1]	Korea	Other financial	September	6.64	9,700,000	8,180,476	8,180,476	9,700,000	9,225,312	9,225,312
LAKEWOOD-AVES Fund No.1	Korea	Investment	—	—	—	—	—	2,000,000	1,976,715	1,976,715
MW-Pyco NewWave New Technology Investment Fund 4th	Korea	Investment	December	51.28	2,000,000	1,921,768	1,921,768	2,000,000	1,965,019	1,965,019
KB-SUSUNG 1st Investment Fund [1]	Korea	Investment	December	10.00	1,076,000	1,458,974	1,458,974	2,000,000	1,968,977	1,968,977
Friend 55 New Technology Business Investment Fund	Korea	Investment	—	—	—	—	—	1,200,000	1,182,473	1,182,473
Bitgoeul Cheomdan Green 1st Co., [1] Ltd. [1]	Korea	Investment	December	19.00	342,000	241,205	241,205	190,000	165,451	165,451
DSIP-Pharos Bioenergy Fund	Korea	Investment	—	—	—	—	—	4,000,000	16,457,868	16,457,868
Shinhan-Eco Venture Fund 2nd	Korea	Investment	December	20.00	2,050,000	1,973,060	1,973,060	1,825,000	1,800,072	1,800,072
Leading H2O Fund 1	Korea	Investment	December	48.23	1,500,000	1,454,933	1,454,933	1,500,000	1,488,980	1,488,980
2023 JB Newtech No.2 Fund	Korea	Investment	December	25.71	1,405,557	1,705,208	1,705,208	1,800,000	1,785,594	1,785,594
U-KB Credit No.1 Private Equity	Korea	Investment	December	23.26	5,093,023	5,584,704	5,584,704	4,813,953	4,779,307	4,779,307
KB-BridgePole Venture Investment Fund #2 [1]	Korea	Investment	December	14.29	1,500,000	1,463,485	1,463,485	1,500,000	1,494,373	1,494,373
Sirius Silicon Valley I New Technology Fund	Korea	Investment	December	23.81	500,000	474,480	474,480	500,000	485,282	485,282
Timefolio Athleisure Investment Fund	Korea	Investment	December	48.19	4,000,000	3,922,757	3,922,757	—	—	—
COMPA Global Scale-Up Fund No.3	Korea	Investment	December	29.99	1,000,000	979,681	979,681	—	—	—
AKK Robotech Valueup New Technology Investment Fund [1]	Korea	Investment	December	4.98	1,000,000	1,126,629	1,126,629	—	—	—
YG MCE PROJECT No.1 Fund	Korea	Investment	December	27.78	1,500,000	1,476,809	1,476,809	—	—	—
HI YG Win-win Fund No.2	Korea	Investment	December	20.62	2,000,000	1,972,792	1,972,792	—	—	—
KB-CJ Venture Fund 1st	Korea	Investment	December	40.00	1,800,000	1,732,747	1,732,747	—	—	—
Elohim-Bilanx aerospace No.1 Fund	Korea	Investment	December	20.94	2,000,000	1,978,245	1,978,245	—	—	—
KB-SUSUNG 2nd Investment Fund [1]	Korea	Investment	December	12.66	2,000,000	1,980,873	1,980,873	—	—	—
IMM global Secondary 1-1 Equity Private Fund	Korea	Investment	December	41.65	2,819,038	3,753,976	3,753,976	—	—	—
LIB Material Investment Fund	Korea	Investment	December	25.49	4,098,144	1,474,980	1,474,980	—	—	—
NOVORSEC-SJG Consumer Secondary Fund	Korea	Investment	December	24.29	1,700,000	1,687,706	1,687,706	—	—	—
KBSBI Global High- tech Strategic Private Equity Investment Limited Partnership [1]	Korea	Investment	December	16.30	5,059,098	4,828,296	4,828,296	—	—	—

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

KB-Cyrus Tourism Venture Fund [1]	Korea	Investment	December	18.52	1,000,000	977,172	977,172	—	—	—
IBKS Design Fund	Korea	Investment	December	46.51	2,000,000	1,996,162	1,996,162	—	—	—
NICE DATA INTELLIGENCE VENTURE FUND	Korea	Investment	December	23.53	1,000,000	997,864	997,864	—	—	—
Pectus Hanwha Fund No.2	Korea	Investment	December	29.41	2,000,000	1,950,322	1,950,322	—	—	—
Korea Environment Technology Co., LTD	Korea	Waste disposal	September	24.31	107,427,843	43,155,859	107,427,843	—	—	—
KB-IMM New Star Real Estate Private Fund 1	Korea	Investment	December	40.83	20,897,275	21,897,251	21,897,251	—	—	—

					456,237,001	352,490,610	417,779,180	304,235,261	305,943,257	311,590,372

[1]	Although the ownership of the Group is less than 20%, these are included as associates, since the Group has a significant influence over investee’s policy and operations.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

Changes in investments in associates for the years ended December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	Beginning balance	Acquisition	Dividends	Disposal	Changes in equity of associates	Profit (loss) of associates	Ending balance
KB Special Purpose Acquisition Company No.21	20,529	—	—	—	1	364	20,894
KB Special Purpose Acquisition Company No.22	20,125	—	—	(20,125)	—	—	—
KB Special Purpose Acquisition Company No.25	9,771	—	—	—	—	194	9,965
KB Special Purpose Acquisition Company No.26	9,613	—	—	—	—	223	9,836
KB Special Purpose Acquisition Company No.27	9,959	—	—	—	—	277	10,236
KB Special Purpose Acquisition Company No.28	—	5,000	—	4,052	611	(18)	9,645
KB Special Purpose Acquisition Company No.29	—	10,000	—	6,452	3,988	(458)	19,982
KB Special Purpose Acquisition Company No.30	—	10,000	—	8,185	1,771	(438)	19,518
KB Special Purpose Acquisition Company No.31	—	10,000	—	—	13,498	(880)	22,618
KB New Paradigm Agriculture Venture Fund	2,615,088	—	—	(825,000)	—	(498,835)	1,291,253
KB KONEX Market Vitalization Fund	7,633,039	—	(3,084,375)	(75,000)	—	(2,545,347)	1,928,317
KB-KDBC New Technology Business Investment Fund	3,031,227	—	—	(300,000)	—	(129,941)	2,601,286
KBTS Technology Venture Private Equity Fund	3,534,896	—	—	(704,000)	—	348,841	3,179,737

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

KB-SJ Tourism Venture Fund	3,241,734	—	(1,517,461)	(4,030,000)	—	4,086,652	1,780,925
KB Shinjasanaubo Fund	1,765,941	—	—	—	—	(734,174)	1,031,767
UNION Media Commerce Fund	952,209	—	—	—	—	(6,535)	945,674
KB-Brain KOSDAQ Scale-Up Fund	2,304,484	—	—	(2,304,484)	—	—	—
KB SPROTT Renewable Private Equity Fund I	3,337,160	—	—	—	—	(285,093)	3,052,067
KB-Stonebridge Secondary Private Equity Fund	5,395,679	—	(14,746)	(190,539)	—	(371,339)	4,819,055
KB-SP Private Equity Fund IV	2,494,808	—	—	—	668,154	832,151	3,995,113
KB-UTC Inno-Tech Venture Fund	5,227,210	—	—	(112,500)	—	(1,204,180)	3,910,530
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	8,904,972	4,482,000	—	(3,889,195)	—	(1,476,234)	8,021,543
KB Material and Parts No. 1 PEF	3,299,669	—	—	(3,299,669)	—	—	—
KB Global Commerce Private Equity Investment Fund	8,635,840	—	—	(8,635,840)	—	—	—
KB-KTB Technology Venture Fund	7,639,550	2,000,000	—	—	—	(551,094)	9,088,456
KB Bio Global Expansion Private Equity Fund No.1	15,895,111	—	—	—	—	1,975,263	17,870,374
KB Digital Platform Fund	17,123,835	10,000,000	—	—	—	1,164,667	28,288,502
KB-SOLIDUS Healthcare Investment Fund	2,249,721	1,300,000	—	—	—	(64,829)	3,484,892
G Payment Joint Stock Company	8,966,066	—	—	(1,504,288)	432,445	(5,373,443)	2,520,780
KB-GeneN Medical Venture Fund 1	1,922,291	—	—	—	—	(42,061)	1,880,230
KB-BridgePole Venture Investment Fund	863,129	—	—	(863,129)	—	—	—
KB-Kyobo New Mobility Power Fund	2,621,880	—	—	(2,621,880)	—	—	—
DA-Friend Investment Fund II	927,462	—	—	—	—	(21,287)	906,175
Cornerstone Pentastone IV Fund	774,734	—	—	—	—	(10,785)	763,949
JS Private Equity Fund III	1,861,512	—	—	(754,979)	—	(364,127)	742,406
Mirae Asset Mobility Investment Fund I	1,948,750	—	—	—	—	(31,103)	1,917,647

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

KB-FT 1st Green Growth Investment Fund	1,928,089	—	—	—	—	(39,164)	1,888,925
THE CHAEUL FUND NO.1(formerly, SKS IB NEW M&T FUND NO.1)	972,191	—	—	—	—	(18,230)	953,961
POSITVE Sobujang Venture Fund #1	1,965,090	—	(2,128,815)	(1,120,879)	—	2,153,810	869,206
KB-NP Green ESG New Technology Venture Capital Fund	7,771,668	7,920,000	—	—	—	(254,683)	15,436,985
Hisstory 2022 Fintech Fund	1,937,813	—	—	—	—	(41,610)	1,896,203
KB Star REIT	120,231,339	—	(10,263,978)	(468,136)	8,222,578	(19,121,012)	98,600,791
KB Bio Private Equity Investment Fund IV	6,770,765	—	—	—	—	598,574	7,369,339
Nextrade Co., Ltd.	9,225,312	—	—	—	—	(1,044,836)	8,180,476
LAKEWOOD-AVES Fund No.1	1,976,715	—	—	(1,976,715)	—	—	—
MW-Pyco NewWave New Technology Investment Fund 4th	1,965,019	—	—	—	—	(43,251)	1,921,768
KB-SUSUNG 1st Investment Fund	1,968,977	—	—	(924,000)	—	413,997	1,458,974
Friend 55 New Technology Business Investment Fund	1,182,473	—	—	(1,182,473)	—	—	—
Bitgoeul Cheomdan Green 1st Co., Ltd.	165,451	152,000	—	—	(928)	(75,318)	241,205
DSIP-Pharos Bioenergy Fund	16,457,868	—	—	(16,457,868)	—	—	—
Shinhan-Eco Venture Fund 2nd	1,800,072	225,000	—	—	—	(52,012)	1,973,060
Leading H2O Fund 1	1,488,980	—	—	—	—	(34,047)	1,454,933
2023 JB Newtech No.2 Fund	1,785,594	—	(149,904)	(394,443)	—	463,961	1,705,208
U-KB Credit No.1 Private Equity	4,779,307	279,070	—	—	—	526,327	5,584,704
KB-BridgePole Venture Investment Fund #2	1,494,373	—	—	—	—	(30,888)	1,463,485
Sirius Silicon Valley I New Technology Fund	485,282	—	—	—	—	(10,802)	474,480
Timefolio Athleisure Investment Fund	—	4,000,000	—	—	—	(77,243)	3,922,757
COMPA Global Scale-Up Fund No.3	—	1,000,000	—	—	—	(20,319)	979,681

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

AKK Robotech Valueup New Technology Investment Fund	—	1,000,000	—	—	—	126,629	1,126,629
YG MCE PROJECT No.1 Fund	—	1,500,000	—	—	—	(23,191)	1,476,809
HI YG Win-win Fund No.2	—	2,000,000	—	—	—	(27,208)	1,972,792
KB-CJ Venture Fund 1st	—	1,800,000	—	—	—	(67,253)	1,732,747
Elohim-Bilanx aerospace No.1 Fund	—	2,000,000	—	—	—	(21,755)	1,978,245
KB-SUSUNG 1st Investment Fund	—	2,000,000	—	—	—	(19,127)	1,980,873
IMM global Secondary 1-1 Equity Private Fund	—	2,819,038	—	—	—	934,938	3,753,976
LIB Material Investment Fund	—	4,098,144	—	—	—	(2,623,164)	1,474,980
NOVORSEC-SJG Consumer Secondary Fund	—	1,700,000	—	—	—	(12,294)	1,687,706
KBSBI Global High-tech Strategic Private Equity Investment Limited Partnership	—	5,059,098	—	—	—	(230,802)	4,828,296
KB-Cyrus Tourism Venture Fund	—	1,000,000	—	—	—	(22,828)	977,172
IBKS Design Fund	—	2,000,000	—	—	—	(3,838)	1,996,162
NICE DATA INTELLIGENCE VENTURE FUND	—	1,000,000	—	—	—	(2,136)	997,864
Pectus Hanwha Fund No.2	—	2,000,000	—	—	—	(49,678)	1,950,322
KB-IMM Newstar Real Estate Private Fund 1	—	20,897,275	—	—	—	999,976	21,897,251
Korea Environment Technology Co., LTD	—	107,427,843	—	—	—	—	107,427,843

	311,590,372	189,694,468	(17,159,279)	(52,636,453)	9,342,118	(23,052,046)	417,779,180

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(in thousands of Korean won)	2023
	Beginning balance	Acquisition	Dividends	Disposal	Impairment	Re-classification[1]	Changes in equity of associates	Profit (loss) of associates	Ending balance
KB Special Purpose Acquisition Company No.21	20,053	—	—	—	—	—	11	465	20,529
KB Special Purpose Acquisition Company No.22	19,767	—	—	—	—	—	—	358	20,125
KB Special Purpose Acquisition Company No.23	10,060	—	—	(10,060)	—	—	—	—	—
KB Special Purpose Acquisition Company No.24	57,197	—	—	(57,197)	—	—	—	—	—
KB Special Purpose Acquisition Company No.25	—	5,000	—	1,722	—	—	3,289	(240)	9,771
KB Special Purpose Acquisition Company No.26	—	5,000	—	2,734	—	—	1,953	(74)	9,613
KB Special Purpose Acquisition Company No.27	—	5,000	—	(3,677)	—	—	8,800	(164)	9,959
KB New Paradigm Agriculture Venture Fund	2,976,845	—	—	—	—	—	—	(361,757)	2,615,088
KB KONEX Market Vitalization Fund	7,301,375	—	—	—	—	—	—	331,664	7,633,039
KB-KDBC New Technology Business Investment Fund	2,988,748	—	—	—	—	—	—	42,479	3,031,227
KBTS Technology Venture Private Equity Fund	3,941,180	—	—	(192,000)	—	—	—	(214,284)	3,534,896
KB-SJ Tourism Venture Fund	3,773,125	—	—	—	—	—	—	(531,391)	3,241,734
KB Shinjasanaubo Fund	1,810,764	—	—	—	—	—	—	(44,823)	1,765,941
UNION Media Commerce Fund	956,728	—	—	—	—	—	—	(4,519)	952,209
KB-Brain KOSDAQ Scale-Up Fund	6,675,432	—	—	(4,950,000)	—	—	—	579,052	2,304,484
KB SPROTT Renewable Private Equity Fund I	3,374,650	—	—	—	—	—	—	(37,490)	3,337,160

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

KB-Stonebridge Secondary Private Equity Fund	7,184,026	—	(113,113)	(1,989,771)	—	—	—	314,537	5,395,679
KB-SP Private Equity Fund IV	1,892,224	—	—	—	—	—	93,317	509,267	2,494,808
KB-UTC Inno-Tech Venture Fund	6,393,024	—	(2,647)	(750,000)	—	—	—	(413,167)	5,227,210
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	6,276,963	900,000	—	(1,116,868)	—	—	—	2,844,877	8,904,972
December & Company Inc.	16,028,831	—	—	(2,573,879)	(12,290,444)	(1,164,508)	—	—	—
KB Material and Parts No. 1 PEF	3,320,637	—	(34,000)	—	—	—	—	13,032	3,299,669
KB Global Commerce Private Equity Investment Fund	6,219,107	—	—	—	—	—	—	2,416,733	8,635,840
KB-KTB Technology Venture Fund	5,806,248	2,000,000	—	—	—	—	—	(166,698)	7,639,550
KB Bio Global Expansion Private Equity Fund No.1	15,779,019	—	—	—	—	—	—	116,092	15,895,111
KB Digital Platform Fund	9,055,919	8,500,000	—	—	—	—	—	(432,084)	17,123,835
KB-SOLIDUS Healthcare Investment Fund	1,036,176	1,283,333	—	—	—	—	—	(69,788)	2,249,721
G Payment Joint Stock Company	9,282,131	—	—	—	—	—	(79,519)	(236,546)	8,966,066
KB-GeneN Medical Venture Fund 1	1,964,512	—	—	—	—	—	—	(42,221)	1,922,291
KB-BridgePole Venture Investment Fund	834,741	—	(637,500)	(714,000)	—	—	—	1,379,888	863,129
KB-Kyobo New Mobility Power Fund	2,826,264	—	—	—	—	—	—	(204,384)	2,621,880
DA-Friend Investment Fund II	948,652	—	—	—	—	—	—	(21,190)	927,462
Cornerstone Pentastone IV Fund	792,174	—	—	—	—	—	—	(17,440)	774,734
SKS-VLP Fund No.2	1,121,399	—	—	(1,121,399)	—	—	—	—	—
JS Private Equity Fund III	1,664,180	—	—	—	—	—	—	197,332	1,861,512
Mirae Asset Mobility Investment Fund I	1,979,241	—	—	—	—	—	—	(30,491)	1,948,750
KB-FT 1st Green Growth Investment Fund	1,969,650	—	—	—	—	—	—	(41,561)	1,928,089
THE CHAEUL FUND NO.1(formerly, SKS IB NEW M&T FUND NO.1)	989,491	—	—	—	—	—	—	(17,300)	972,191
POSITVE Sobujang Venture Fund #1	1,977,209	—	—	—	—	—	—	(12,119)	1,965,090

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

Hisstory 2022 Fintech Fund	1,980,701	—	—	—	—	—	—	(42,888)	1,937,813
PEBBLES-MW M.C.E New Technology Investment Fund 1st	1,981,813	—	—	(1,981,813)	—	—	—	—	—
KB-NP Green ESG New Technology Venture Capital Fund	3,617,183	4,440,000	—	—	—	—	—	(285,515)	7,771,668
KB Star Galaxy REIT	136,323,142	—	(9,643,551)	—	—	—	(5,434,729)	(1,013,523)	120,231,339
KB Bio Private Equity Investment Fund IV	7,492,209	—	—	—	—	—	—	(721,444)	6,770,765
Nextrade Co., Ltd.	9,700,000	—	—	—	—	—	—	(474,688)	9,225,312
LAKEWOOD-AVES Fund No.1	—	2,000,000	—	—	—	—	—	(23,285)	1,976,715
MW-Pyco NewWave New Technology Investment Fund 4th	—	2,000,000	—	—	—	—	—	(34,981)	1,965,019
KB-SUSUNG 1st Investment Fund	—	2,000,000	—	—	—	—	—	(31,023)	1,968,977
Friend 55 New Technology Business Investment Fund	—	1,200,000	—	—	—	—	—	(17,527)	1,182,473
Bitgoeul Cheomdan Green 1st Co., Ltd.	—	190,000	—	—	—	—	(1,040)	(23,509)	165,451
DSIP-Pharos Bioenergy Fund	—	4,000,000	—	—	—	—	—	12,457,868	16,457,868
Shinhan-Eco Venture Fund 2nd	—	1,825,000	—	—	—	—	—	(24,928)	1,800,072
Leading H2O Fund 1	—	1,500,000	—	—	—	—	—	(11,020)	1,488,980
2023 JB Newtech No.2 Fund	—	1,800,000	—	—	—	—	—	(14,406)	1,785,594
U-KB Credit No.1 Private Equity	—	4,813,953	—	—	—	—	—	(34,646)	4,779,307
KB-BridgePole Venture Investment Fund #2	—	1,500,000	—	—	—	—	—	(5,627)	1,494,373
Sirius Silicon Valley I New Technology Fund	—	500,000	—	—	—	—	—	(14,718)	485,282

	300,342,790	40,467,286	(10,430,811)	(15,456,208)	(12,290,444)	(1,164,508)	(5,407,918)	15,530,185	311,590,372

[1]	This amount is reclassified from financial assets measured at FVTPL for the year ended December 31, 2023.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

Summarized financial information of the associates as at and for the years ended December 31, 2024 and 2023, are as follows:

	December 31, 2024			2024
(in thousands of Korean won)	Assets	Liabilities	Equity	Operating Revenue	Profit (loss) for the period	Total comprehensive Income(loss)
KB Special Purpose Acquisition Company No.21	18,332,104	2,222,965	16,109,139	539,414	280,847	280,847
KB Special Purpose Acquisition Company No.25	9,960,644	1,380,515	8,580,129	297,025	167,600	167,600
KB Special Purpose Acquisition Company No.26	12,198,917	1,369,222	10,829,695	357,751	246,179	246,179
KB Special Purpose Acquisition Company No.27	30,491,081	4,071,785	26,419,296	993,859	715,088	715,088
KB Special Purpose Acquisition Company No.28	12,135,104	1,516,167	10,618,937	223,386	59,682	59,682
KB Special Purpose Acquisition Company No.29	14,557,704	2,129,143	12,428,561	219,019	98,029	98,029
KB Special Purpose Acquisition Company No.30	11,866,140	1,502,204	10,363,936	79,990	22,592	22,592
KB Special Purpose Acquisition Company No.31	2,588,400	2,113,426	474,974	8,356	(18,484)	(18,484)
KB New Paradigm Agriculture Venture Fund	5,519,607	354,593	5,165,014	2,051,864	(1,995,337)	(1,995,337)
KB KONEX Market Vitalization Fund	8,668,671	441,510	8,227,161	2,716,958	(10,860,148)	(10,860,148)
KB-KDBC New Technology Business Investment Fund	7,803,895	—	7,803,895	398,002	(389,823)	(389,823)
KBTS Technology Venture Private Equity Fund	26,460,488	6,587,130	19,873,358	1,832,117	2,180,255	2,180,255
KB-SJ Tourism Venture Fund	9,892,964	275,917	9,617,047	26,720,057	22,067,920	22,067,920
KB Shinjasanaubo Fund	7,547,286	512,514	7,034,772	489,073	(5,005,733)	(5,005,733)
UNION Media Commerce Fund	3,318,493	55,914	3,262,579	—	(22,543)	(22,543)
KB SPROTT Renewable Private Equity Fund I	24,548,257	251,342	24,296,915	573	(637,660)	(637,660)
KB-Stonebridge Secondary Private Equity Fund	115,992,985	193,139	115,799,846	6,646,286	(8,923,271)	(8,923,271)
KB-SP Private Equity Fund IV	22,631,499	560,136	22,071,363	8,362,610	8,143,386	8,143,386
KB-UTC Inno-Tech Venture Fund	26,935,093	447,758	26,487,335	967,517	(8,156,312)	(8,156,312)
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	123,434,421	407,903	123,026,518	24,533,608	(28,117,368)	(28,117,368)
KB-KTB Technology Venture Fund	50,673,348	686,842	49,986,506	692,694	(3,031,017)	(3,031,017)
KB Bio Global Expansion Private Equity Fund No.1	45,378,133	106,519	45,271,614	5,422,750	5,003,999	5,003,999
KB Digital Platform Fund	170,540,295	809,282	169,731,013	10,521,343	6,988,002	6,988,002
KB-SOLIDUS Healthcare Investment Fund	69,003,602	2,750	69,000,852	39,504	(1,283,621)	(1,283,621)
G Payment Joint Stock Company	10,253,233	2,993,608	7,259,625	1,410,529	(944,194)	(944,194)
KB-GeneN Medical Venture Fund 1	8,525,819	177,600	8,348,219	32	(186,754)	(186,754)
DA-Friend Investment Fund II	3,500,297	151,340	3,348,957	1	(78,670)	(78,670)
Cornerstone Pentastone IV Fund	3,552,778	2,750	3,550,028	37	(50,116)	(50,116)
JS Private Equity Fund III	3,625,184	495	3,624,689	308,810	(1,777,796)	(1,777,796)
Mirae Asset Mobility Investment Fund I	8,416,677	74,913	8,341,764	14,450	(135,298)	(135,298)
KB-FT 1st Green Growth Investment Fund	18,270,632	—	18,270,632	12,171	(378,806)	(378,806)

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

THE CHAEUL FUND NO.1(formerly, SKS IB NEW M&T FUND NO.1)	3,052,675	—	3,052,675	663	(58,337)	(58,337)
POSITVE Sobujang Venture Fund #1	2,003,047	25,603	1,977,444	5,741,836	4,899,917	4,899,917
KB-NP Green ESG New Technology Venture Capital Fund	133,928,517	775,262	133,153,255	766,791	(2,196,796)	(2,196,796)
Hisstory 2022 Fintech Fund	5,506,581	54,998	5,451,583	769	(119,630)	(119,630)
KB Star REIT	1,141,992,556	774,895,403	367,097,153	68,824,273	(71,231,027)	(40,599,665)
KB Bio Private Equity Investment Fund IV	30,459,936	—	30,459,936	2,806,489	2,474,105	2,474,105
Nextrade Co., Ltd.	125,776,463	2,563,311	123,213,152	3,855,984	(15,737,169)	(15,737,169)
MW-Pyco NewWave New Technology Investment Fund 4th	3,747,448	—	3,747,448	1,483	(84,338)	(84,338)
KB-SUSUNG 1st Investment Fund	14,589,744	—	14,589,744	5,164,403	4,139,974	4,139,974
Bitgoeul Cheomdan Green 1st Co., Ltd.	1,274,434	4,933	1,269,501	1,216	(396,409)	(396,409)
Shinhan-Eco Venture Fund 2nd	9,868,245	2,943	9,865,302	191	(260,058)	(260,058)
Leading H2O Fund 1	3,017,881	1,320	3,016,561	2,622	(70,591)	(70,591)
2023 JB Newtech No.2 Fund	6,634,045	2,680	6,631,365	2,532,646	1,804,292	1,804,292
U-KB Credit No.1 Private Equity	24,988,198	973,973	24,014,225	4,487,180	2,263,206	2,263,206
KB-BridgePole Venture Investment Fund #2	10,244,395	—	10,244,395	4,453	(216,217)	(216,217)
Sirius Silicon Valley I New Technology Fund	1,994,137	1,320	1,992,817	10,018	(45,367)	(45,367)
Timefolio Athleisure Investment Fund	8,139,720	—	8,139,720	5,567	(160,280)	(160,280)
COMPA Global Scale-Up Fund No.3	3,266,256	—	3,266,256	8,701	(67,744)	(67,744)
AKK Robotech Valueup New Technology Investment Fund	22,650,742	5,500	22,645,242	2,975,886	2,545,242	2,545,242
YG MCE PROJECT No.1 Fund	5,316,511	—	5,316,511	2,202	(83,489)	(83,489)
HI YG Win-win Fund No.2	9,568,040	—	9,568,040	4,109	(131,960)	(131,960)
KB-CJ Venture Fund 1st	4,333,360	1,493	4,331,867	33,521	(168,133)	(168,133)
Elohim-Bilanx aerospace No.1 Fund	9,451,403	5,281	9,446,122	2,146	(103,878)	(103,878)
KB-SUSUNG 1st Investment Fund	15,648,898	—	15,648,898	42,634	(151,102)	(151,102)
IMM global Secondary 1-1 Equity Private Fund	9,503,209	489,912	9,013,297	2,317,566	2,244,785	2,244,785
LIB Material Investment Fund	5,786,900	—	5,786,900	33	(19,095,757)	(19,095,757)
NOVORSEC-SJG Consumer Secondary Fund	6,949,377	—	6,949,377	7,076	(50,623)	(50,623)
KBSBI Global High-tech Strategic Private Equity Investment Limited Partnership	30,205,065	575,425	29,629,640	1,868	(1,416,360)	(1,416,360)
KB-Cyrus Tourism Venture Fund	5,276,727	—	5,276,727	4,805	(123,273)	(123,273)
IBKS Design Fund	4,291,749	—	4,291,749	121	(8,251)	(8,251)
NICE DATA INTELLIGENCE VENTURE FUND	4,240,923	—	4,240,923	40	(9,077)	(9,077)
Pectus Hanwha Fund No.2	6,631,425	330	6,631,095	330	(168,905)	(168,905)
Korea Environment Technology Co., LTD	232,104,396	54,581,324	177,523,072	63,023,649	21,181,267	21,181,267
KB-IMM Newstar Real Estate Private Fund 1	53,735,524	109,604	53,625,920	2,680,690	2,448,920	2,448,920

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

Summarized financial information of associates for which financial information is not available as at December 31, 2024 are excluded.

	December 31, 2023			2023
(in thousands of Korean won)	Assets	Liabilities	Equity	Operating Revenue	Profit (loss) for the period	Total comprehensive Income(loss)
KB Special Purpose Acquisition Company No.21	17,821,142	1,993,667	15,827,475	670,340	358,716	358,716
KB Special Purpose Acquisition Company No.22	12,269,371	1,763,873	10,505,498	320,731	187,053	187,053
KB Special Purpose Acquisition Company No.25	9,741,210	1,328,681	8,412,529	154,773	55,694	55,694
KB Special Purpose Acquisition Company No.26	11,902,881	1,319,365	10,583,516	140,472	51,593	51,593
KB Special Purpose Acquisition Company No.27	29,633,238	3,929,029	25,704,209	129,687	37,525	37,525
KB New Paradigm Agriculture Venture Fund	10,666,067	205,717	10,460,350	162,184	(1,447,030)	(1,447,030)
KB KONEX Market Vitalization Fund	32,567,673	364	32,567,309	3,672,022	1,415,102	1,415,102
KB-KDBC New Technology Business Investment Fund	9,094,707	990	9,093,717	105	127,436	127,436
KBTS Technology Venture Private Equity Fund	28,232,523	6,139,420	22,093,103	835,529	(1,339,272)	(1,339,272)
KB-SJ Tourism Venture Fund	18,002,900	497,482	17,505,418	664,167	(2,869,509)	(2,869,509)
KB Shinjasanaubo Fund	12,327,788	287,283	12,040,505	165,077	(305,614)	(305,614)
UNION Media Commerce Fund	3,318,493	33,371	3,285,122	—	(15,593)	(15,593)
KB-Brain KOSDAQ Scale-Up Fund	14,441,479	—	14,441,479	7,610,245	3,628,725	3,628,725
KB SPROTT Renewable Private Equity Fund I	42,868,123	378,558	42,489,565	26,227	(393,950)	(393,950)
KB-Stonebridge Secondary Private Equity Fund	129,859,951	203,834	129,656,117	9,697,956	7,558,338	7,558,338
KB-SP Private Equity Fund IV	16,807,398	570,698	16,236,700	3,894,047	4,073,191	4,073,191
KB-UTC Inno-Tech Venture Fund	35,978,162	572,516	35,405,646	1,319,017	(2,798,519)	(2,798,519)
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	145,519,150	475,264	145,043,886	58,734,438	47,414,623	47,414,623
KB Material and Parts No. 1 PEF	22,808,490	1,955	22,806,535	450,931	90,071	90,071
KB Global Commerce Private Equity Investment Fund	53,160,689	111,960	53,048,729	14,323,876	14,845,645	14,845,645
KB-KTB Technology Venture Fund	42,263,387	245,864	42,017,523	166,031	(916,841)	(916,841)
KB Bio Global Expansion Private Equity Fund No.1	40,373,396	105,781	40,267,615	712,543	294,100	294,100
KB Digital Platform Fund	103,501,602	758,591	102,743,011	649,000	(2,592,505)	(2,592,505)
KB-SOLIDUS Healthcare Investment Fund	44,874,894	330,421	44,544,473	36,992	(1,343,524)	(1,343,524)
G Payment Joint Stock Company	10,017,756	2,386,229	7,631,527	11,434,257	(539,039)	(539,039)
KB-GeneN Medical Venture Fund 1	8,582,957	47,983	8,534,974	152	(187,459)	(187,459)
KB-BridgePole Venture Investment Fund	13,780,672	72,157	13,708,515	22,201,768	21,915,866	21,915,866
KB-Kyobo New Mobility Power Fund	9,216,278	39,699	9,176,579	1,454	(715,346)	(715,346)
DA-Friend Investment Fund II	3,502,373	74,747	3,427,626	5	(78,311)	(78,311)

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

Cornerstone Pentastone IV Fund	3,623,263	23,118	3,600,145	188	(81,043)	(81,043)
JS Private Equity Fund III	9,089,882	1,321	9,088,561	1,135,495	963,447	963,447
Mirae Asset Mobility Investment Fund I	8,551,322	74,260	8,477,062	19,245	(132,636)	(132,636)
KB-FT 1st Green Growth Investment Fund	18,649,437	—	18,649,437	3,458	(402,000)	(402,000)
THE CHAEUL FUND NO.1(formerly, SKS IB NEW M&T FUND NO.1)	3,111,012	—	3,111,012	542	(55,358)	(55,358)
POSITVE Sobujang Venture Fund #1	4,493,518	22,937	4,470,581	74,660	(27,570)	(27,570)
KB-NP Green ESG New Technology Venture Capital Fund	68,227,911	1,192,611	67,035,300	20,638	(2,462,738)	(2,462,738)
Hisstory 2022 Fintech Fund	5,611,675	40,462	5,571,213	625	(123,304)	(123,304)
KB Star Galaxy REIT	1,069,551,044	623,722,455	445,828,589	52,949,499	(3,762,447)	19,520,871
KB Bio Private Equity Investment Fund IV	28,148,121	162,291	27,985,830	1,336	(2,981,967)	(2,981,967)
Nextrade Co., Ltd.	139,245,364	295,043	138,950,321	—	(7,149,684)	(7,149,684)
LAKEWOOD-AVES Fund No.1	5,064,550	4,159	5,060,391	60	(59,609)	(59,609)
MW-Pyco NewWave New Technology Investment Fund 4th	3,831,786	—	3,831,786	645	(68,214)	(68,214)
KB-SUSUNG 1st Investment Fund	19,689,771	—	19,689,771	47,067	(310,229)	(310,229)
Friend 55 New Technology Business Investment Fund	2,220,336	3,200	2,217,136	3,186	(32,863)	(32,863)
Bitgoeul Cheomdan Green 1st Co., Ltd.	877,178	6,384	870,794	—	(123,733)	(123,733)
DSIP-Pharos Bioenergy Fund	48,307,047	44,349	48,262,698	36,812,985	36,532,698	36,532,698
Shinhan-Eco Venture Fund 2nd	9,067,706	67,346	9,000,360	1,610	(124,641)	(124,641)
Leading H2O Fund 1	3,088,472	1,320	3,087,152	4,552	(22,848)	(22,848)
2023 JB Newtech No.2 Fund	6,945,965	1,987	6,943,978	1,841	(56,022)	(56,022)
U-KB Credit No.1 Private Equity	20,556,751	5,732	20,551,019	345,469	(148,980)	(148,980)
KB-BridgePole Venture Investment Fund #2	10,501,807	41,195	10,460,612	2,027	(39,387)	(39,387)
Sirius Silicon Valley I New Technology Fund	2,039,751	1,568	2,038,183	734	(61,816)	(61,816)

Summarized financial information of associates for which financial information is not available as at December 31, 2023 are excluded.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

The fair value of marketable Investments in associates as at December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024
	Market value	Carrying amount
KB Special Purpose Acquisition Company No.21	20,800	20,894
KB Special Purpose Acquisition Company No.25	10,200	9,965
KB Special Purpose Acquisition Company No.26	10,675	9,836
KB Special Purpose Acquisition Company No.27	9,745	10,236
KB Special Purpose Acquisition Company No.28	10,475	9,645
KB Special Purpose Acquisition Company No.29	19,910	19,982
KB Special Purpose Acquisition Company No.30	20,050	19,518
KB Special Purpose Acquisition Company No.31	19,260	22,618
KB Star REIT	105,898,645	98,600,791
Korea Environment Technology Co., LTD	109,409,121	107,427,843

	215,428,881	206,151,328

(in thousands of Korean won)	2023
	Market value	Carrying amount
KB Special Purpose Acquisition Company No.21	20,000	20,529
KB Special Purpose Acquisition Company No.22	29,100	20,125
KB Special Purpose Acquisition Company No.25	10,400	9,771
KB Special Purpose Acquisition Company No.26	10,050	9,613
KB Special Purpose Acquisition Company No.27	9,305	9,959
KB Star REIT	108,455,795	120,231,339

	108,534,650	120,301,336

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

10. Loans Measured at Amortised Cost

The details of loans measured at amortised cost as at December 31, 2024 and 2023, are as follows:

	2024
(in thousands of Korean won)	Total amount	Allowances	Book amount
Retails
Broker’s loans	2,917,855,002	(6,513,007)	2,911,341,995
Loans to employees	23,854,419	—	23,854,419
Present value discount	—	—	—

	2,941,709,421	(6,513,007)	2,935,196,414

Corporates
Broker’s loans	223,118,048	—	223,118,048
Securities purchased under repurchase agreements	2,091,017,404	—	2,091,017,404
Loans receivable	5,449,079,686	(185,654,487)	5,263,425,199
Purchased loans	56,718,382	(388,518)	56,329,864
Advances for customers	7,465,522	(7,465,522)	—
Privately placed bonds	52,762,000	(32,598,148)	20,163,852
Financial lease receivables	23,129,979	—	23,129,979
Net deferred origination fees and costs	(5,130,850)	—	(5,130,850)
Present value discount	(1,407,028)	—	(1,407,028)

	7,896,753,143	(226,106,675)	7,670,646,468

	10,838,462,564	(232,619,682)	10,605,842,882

	2023
(in thousands of Korean won)	Total amount	Allowances	Book amount
Retails
Broker’s loans	3,383,928,113	(6,005,061)	3,377,923,052
Loans to employees	13,258,833	—	13,258,833
Present value discount	(17,803)	—	(17,803)

	3,397,169,143	(6,005,061)	3,391,164,082

Corporates
Broker’s loans	274,936,498	—	274,936,498
Securities purchased under repurchase agreements	1,369,600,000	—	1,369,600,000
Loans receivable	5,107,912,302	(160,240,056)	4,947,672,246
Purchased loans	52,226,101	(381,401)	51,844,700
Advances for customers	7,564,877	(7,564,877)	—
Privately placed bonds	363,000,000	(870,547)	362,129,453
Financial lease receivables	29,544,593	—	29,544,593
Net deferred origination fees and costs	(5,759,466)	—	(5,759,466)
Present value discount	(2,186,170)	—	(2,186,170)

	7,196,838,735	(169,056,881)	7,027,781,854

	10,594,007,878	(175,061,942)	10,418,945,936

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

The changes in book amount of loans measured at amortised cost for the years ended December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024
	Retails				Corporates
	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model
		Non-impaired	Impaired			Non-impaired	Impaired
Beginning	3,391,164,084	—	6,005,059	—	6,881,077,809	256,133,543	59,627,383	—
Transfer between stages
Transfer to 12-month expected credit Losses	—	—	—	—	46,000,000	(46,000,000)	—	—
Transfer to lifetime expected credit Losses (Non-impaired)	—	—	—	—	(633,108,115)	633,108,115	—	—
Transfer to lifetime expected credit Losses (impaired)	—	—	—	—	(22,825,440)	(10,000,000)	32,825,440	—
Write-off	—	—	—	—	—	—	(2,069,426)	—
Sales	—	—	—	—	(577,401,682)	—	—	—
Other changes (recover, etc.)	(455,967,669)	—	507,947	—	1,357,141,875	(64,724,350)	(13,032,009)	—

Ending	2,935,196,415	—	6,513,006	—	7,050,884,447	768,517,308	77,351,388	—

(in thousands of Korean won)	2023
	Retails				Corporates
	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model
		Non-impaired	Impaired			Non-impaired	Impaired
Beginning	3,008,002,541	—	5,309,305	—	5,914,779,283	30,000,000	18,356,785	—
Transfer between stages
Transfer to lifetime expected credit Losses (Non-impaired)	—	—	—	—	(236,445,424)	236,445,424	—	—
Transfer to lifetime expected credit Losses (impaired)	—	—	—	—	(55,036,957)	—	55,036,957	—
Write-off	—	—	—	—	—	—	(10,761,359)	—
Sales	—	—	—	—	(356,502,050)	—	—	—
Other changes (recover, etc.)	383,161,543	—	695,754	—	1,614,282,957	(10,311,881)	(3,005,000)	—

Ending	3,391,164,084	—	6,005,059	—	6,881,077,809	256,133,543	59,627,383	—

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

The changes in allowances for loan losses for the years ended December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024
	Retails				Corporates
	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model
		Non-impaired	Impaired			Non-impaired	Impaired
Beginning	—	—	6,005,060	—	60,396,218	84,100,465	24,560,199	—
Transfer between stages
Transfer to 12-month expected credit Losses	—	—	—	—	3,154,307	(3,154,307)	—	—
Transfer to lifetime expected credit Losses (Non-impaired)	—	—	—	—	(16,884,362)	16,884,362	—	—
Transfer to lifetime expected credit Losses (impaired)	—	—	—	—	(72,220)	(1,539,108)	1,611,328	—
Write-off	—	—	—	—	—	—	(2,069,426)	—
Sale	—	—	—	—	(1,738,460)	—	—	—
Provision (Reversal)	—	—	—	—	47,203,871	(25,219,828)	33,788,956	—
Execution of the contract	—	—	—	—	—	6,666,529	8,234,789	—
Other transfer (changes in for FX rate, etc.)	—	—	507,947	—	(9,816,240)	(398)	—	—

Ending	—	—	6,513,007	—	82,243,114	77,737,715	66,125,846	—

(in thousands of Korean won)	2023
	Retails				Corporates
	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model
		Non-impaired	Impaired			Non-impaired	Impaired
Beginning	—	—	5,309,306	—	45,130,193	1,756,384	16,748,421	—
Transfer between stages
Transfer to lifetime expected credit Losses (Non-impaired)	—	—	—	—	(1,548,515)	1,548,515	—	—
Transfer to lifetime expected credit Losses (impaired)	—	—	—	—	(885,835)	—	885,835	—
Write-off	—	—	—	—	—	—	(10,761,359)	—
Sale	—	—	—	—	(736,955)	—	—	—
Provision (Reversal)	—	—	—	—	24,804,401	81,859,745	17,687,302	—
Other transfer (changes in for FX rate, etc.)	—	—	695,754	—	(6,367,071)	(1,064,179)	—	—

Ending	—	—	6,005,060	—	60,396,218	84,100,465	24,560,199	—

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

Among the loans which have been written-off, the Group manages loans for which the claims against borrowers have not been lost due to reasons such as incomplete extinctive prescription pursuant to relevant laws and uncollected receivables after writing-off, as the written-off loans. As at December 31, 2024 and 2023, the balances of the written-off loans are ~~W~~23,256,163 thousand and ~~W~~21,186,737 thousand, respectively.

Broker’s loan

The Group provides loans for stock purchases with credit period of 180 days (can be extended for six times) for investors using margin transaction. As at December 31, 2024, interest rate of the loan is differentiated from 5.2% to 9.5% based on maturities, and overdue interest rate is 9.9%.

Also, as the Group operates loans secured by securities. At the initial transaction, in case of superior shares and common shares, the Group requires trading securities or cash as collateral, corresponding to 167% and 250% of the loan, respectively. Over 140% collateral of the loan is required. As at December 31, 2024, the interest rate of loans secured by securities is differentiated from Annual Percentage Rate (APR) 6.9% to 9.5% based on maturities, from APR 7.3% to 8.8% based on credit rating, and the loan with past due date is 9.9%.

For margin loans to customers, trading securities or cash is required to be pledged corresponding to 140% of the loan. Because of this condition, the Group pledged securities as collateral which are purchased with the margin loans. If the value of the pledged securities do not reach to 140% of the loan, the Group requires additional cash or trading securities as collateral.

Advances for Customers

Advances for customers consist of advanced payments on loss compensation and advanced payments for others.

Advanced payments on loss compensation are the monetary amount of claim for reimbursement, paid by the Group, if any losses from embezzlement and arbitrary trading are occurred.

Advanced payments for others consist of two types. The first type is the amount of recourse from paid Investor Protection Fund based on the previous Securities Exchange Act Article 69 Clause 2 or Clause 4. This recourse is driven by preferred payments to the securities company with reasonable reason for taking the preferred payments. The second type is the amount of recourse from Joint Compensation Fund based on Law relating to the Financial Investment Services and Capital Markets Act Article 323 Clause 14 and related Enforcement Decree Article 318 Clause 8. This recourse is driven by preferred payments to the securities company that occurred reasonable reasons for taking the preferred payments.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

11.	Property and Equipment

The details of property and equipment as at December 31, 2024 and 2023, are as follows:

	2024
(in thousands of Korean won)	Acquisition cost	Accumulated depreciation	Accumulated revaluation	Book amount
Land	24,968,018	—	83,580,757	108,548,775
Buildings	43,177,253	(21,066,922)	—	22,110,331
Vehicles	1,111,482	(422,830)	—	688,652
Furniture and equipment	204,408,789	(168,536,319)	—	35,872,470
Others	64,523,074	(48,750,085)	—	15,772,989
Right-of-use assets	205,617,817	(124,045,980)	—	81,571,837

	543,806,433	(362,822,136)	83,580,757	264,565,054

	2023
(in thousands of Korean won)	Acquisition cost	Accumulated depreciation	Accumulated revaluation	Book amount
Land	28,369,717	—	83,580,757	111,950,474
Buildings	47,457,596	(21,857,231)	—	25,600,365
Vehicles	1,179,461	(441,577)	—	737,884
Furniture and equipment	187,134,248	(152,882,410)	—	34,251,838
Others	58,636,961	(46,798,343)	—	11,838,618
Right-of-use assets	172,735,406	(101,973,756)	—	70,761,650

	495,513,389	(323,953,317)	83,580,757	255,140,829

The details of right-of-use assets as at December 31, 2024 and 2023, are as follows:

	2024
(in thousands of Korean won)	Acquisition cost	Accumulated depreciation	Book amount
Buildings	197,166,055	(118,804,496)	78,361,559
Vehicles	4,085,292	(2,526,905)	1,558,387
Others	4,366,469	(2,714,578)	1,651,891

	205,617,816	(124,045,979)	81,571,837

	2023
(in thousands of Korean won)	Acquisition cost	Accumulated depreciation	Book amount
Buildings	164,529,393	(97,854,971)	66,674,422
Vehicles	4,077,952	(2,387,117)	1,690,835
Others	4,128,061	(1,731,668)	2,396,393

	172,735,406	(101,973,756)	70,761,650

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

The changes in property and equipment for the years ended December 31, 2024 and 2023, are as follows:

	2024
(in thousands of Korean won)	Beginning balance	Acquisition	Disposal	Depreciation	Others [1]	Ending balance
Land	111,950,474	—	—	—	(3,401,699)	108,548,775
Buildings	25,600,365	1,884,571	—	(2,577,888)	(2,796,717)	22,110,331
Vehicles	737,884	—	(115,430)	(82,494)	148,692	688,652
Furniture and equipment	34,251,838	17,295,888	(895,755)	(15,194,265)	414,764	35,872,470
Others	11,838,618	10,400,418	(99,865)	(6,371,046)	4,864	15,772,989
Right-of-use assets	70,761,650	39,307,962	(1,174,990)	(28,253,667)	930,882	81,571,837

	255,140,829	68,888,839	(2,286,040)	(52,479,360)	(4,699,214)	264,565,054

[1]	Others consist of reclassification to investment properties, foreign exchange differences and others.

	2023
(in thousands of Korean won)	Beginning balance	Acquisition	Disposal	Depreciation	Others [1]	Ending balance
Land	111,823,202	—	—	—	127,272	111,950,474
Buildings	26,736,049	—	—	(1,494,043)	358,359	25,600,365
Vehicles	740,846	14,325	—	(226,740)	209,453	737,884
Furniture and equipment	38,621,486	11,858,591	(8,907)	(16,663,872)	444,540	34,251,838
Others	12,263,755	5,086,739	(5,401)	(5,508,935)	2,460	11,838,618
Right-of-use assets	79,845,029	20,618,348	(1,674,321)	(26,746,436)	(1,280,970)	70,761,650

	270,030,367	37,578,003	(1,688,629)	(50,640,026)	(138,886)	255,140,829

[1]	Others consist of reclassification to investment properties, foreign exchange differences and others.

The changes in right-of-use assets for the year ended December 31, 2024 and 2023, are as follows:

	2024
(in thousands of Korean won)	Beginning balance	Acquisition	Disposal	Depreciation	Others [1]	Ending balance
Buildings	66,674,422	47,126,387	(799,115)	(25,889,842)	(8,750,293)	78,361,559
Vehicles	1,690,835	1,657,667	(416,583)	(1,326,898)	(46,634)	1,558,387
Others	2,396,393	308,090	—	(1,036,927)	(15,665)	1,651,891

	70,761,650	49,092,144	(1,215,698)	(28,253,667)	(8,812,592)	81,571,837

[1]	Others consist of foreign exchange differences and others.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

	2023
(in thousands of Korean won)	Beginning balance	Acquisition	Disposal	Depreciation	Others [1]	Ending balance
Buildings	76,580,927	16,904,819	(1,489,415)	(24,399,773)	(922,136)	66,674,422
Vehicles	2,258,588	1,289,527	(207,685)	(1,334,079)	(315,516)	1,690,835
Others	1,005,514	2,424,003	—	(1,012,585)	(20,539)	2,396,393

	79,845,029	20,618,349	(1,697,100)	(26,746,437)	(1,258,191)	70,761,650

[1]	Others consist of foreign exchange differences and others.

The Group applies the revaluation model in relation to the measurement after the initial recognition of the land and the date of revaluation of the land was August 5, 2022. The Group used the assessed price provided by a qualified appraiser for the revaluation of the land.

The land was measured using sales value of similar land, and the access condition, environment condition and other specific factors are considered when the value is adjusted. There is no change in the valuation technique for the year ended December 31, 2024.

Classification of land that is measured at fair value by fair value hierarchy levels as at December 31, 2024 and 2023, are as follows:

	2024
(in thousands of Korean won)	Level 1	Level 2	Level 3	Total
Land	—	—	108,548,775	108,548,775

	2023
(in thousands of Korean won)	Level 1	Level 2	Level 3	Total
Land	—	—	111,950,474	111,950,474

Changes in land which is classified to Level 3 for the years ended December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Beginning balance	111,950,474	111,823,202
Reclassification from investment properties to property and equipment	(3,401,699)	127,272

Ending balance	108,548,775	111,950,474

Book amounts of land under cost model as at December 31, 2024 and 2023, are as follows:

	2024		2023
(in thousands of Korean won)	Under revaluation model	Under cost model	Under revaluation model	Under cost model
Land	108,548,775	24,968,018	111,950,474	28,369,717

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

Changes in other comprehensive income related to the revaluation for the year ended December 31, 2024 and 2023, are as follows:

	2024
(in thousands of Korean won)	Beginning balance	Other Change	Ending balance
Land	84,032,665	—	84,032,665
Income tax effects	(22,282,379)	—	(22,282,379)

	61,750,286	—	61,750,286

	2023
(in thousands of Korean won)	Beginning balance	Re-evaluation	Ending balance
Land	84,032,665	—	84,032,665
Income tax effects	(22,366,410)	84,031	(22,282,379)

	61,666,255	84,031	61,750,286

12. Investment Properties

The details of investment properties as at December 31, 2024 and 2023, are as follows:

	2024
(in thousands of Korean won)	Acquisition cost	Accumulated depreciation	Accumulated impairment	Accumulated revaluation	Book amount
Land	283,406,057	—	(332,250)	—	283,073,807
Buildings	160,308,605	(23,929,999)	—	—	136,378,606

	443,714,662	(23,929,999)	(332,250)	—	419,452,413

	2023
(in thousands of Korean won)	Acquisition cost	Accumulated depreciation	Accumulated impairment	Accumulated revaluation	Book amount
Land	431,900,110	—	(485,836)	(332,250)	431,082,024
Buildings	219,869,836	(28,740,203)	(5,289,310)	—	185,840,323

	651,769,946	(28,740,203)	(5,775,146)	(332,250)	616,922,347

The changes in investment properties for the years ended December 31, 2024 and 2023, are as follows:

	2024
(in thousands of Korean won)	Beginning balance	Acquisition	Disposal [1]	Depreciation	Impairment	Others [2]	Ending balance
Land	431,082,024	—	(151,833,802)	—	—	3,825,585	283,073,807
Buildings	185,840,323	—	(53,226,932)	(4,406,269)	—	8,171,484	136,378,606

	616,922,347	—	(205,060,734)	(4,406,269)	—	11,997,069	419,452,413

[1]	it is the total amount of investment properties held by subsidiaries excluded from the consolidation during the year ended December 31, 2024.
[2]	Others consist of foreign exchange differences and transfer from/to property and equipment.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

	2023
(in thousands of Korean won)	Beginning balance	Acquisition [1]	Disposal [2]	Depreciation	Impairment	Others [3]	Ending balance
Land	328,832,262	419,716,178	(267,612,788)	—	(71,783,718)	21,930,090	431,082,024
Buildings	231,587,883	149,310,809	(159,771,364)	(9,490,947)	(38,189,375)	12,393,317	185,840,323

	560,420,145	569,026,987	(427,384,152)	(9,490,947)	(109,973,093)	34,323,407	616,922,347

[1]	The amount of ~~W~~290,197,489 thousand of investment properties held by subsidiaries acquired during the year ended December 31, 2023 are included.
[2]	The amount of ~~W~~427,384,152 thousand of investment properties held by subsidiaries excluded from the consolidation during the year ended December 31, 2023 are included.
[3]	Others consist of foreign exchange differences and transfer from/to property and equipment.

Details of income and expenditure on investment properties for the years ended December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Rental income	18,893,181	37,427,218
Expenditure on operating investment properties	(14,431,151)	(21,101,698)
Expenditure on non-operating investment properties	—	(1,939)

	4,462,030	16,323,581

Details of fair value of investment properties as at December 31, 2024 and 2023, are as follows:

	2024		2023
(in thousands of Korean won)	Book amount	Fair value	Book amount	Fair value
Land	283,073,807	321,994,864	431,082,024	485,437,515
Buildings	136,378,606	150,845,041	185,840,323	200,822,830

	419,452,413	472,839,905	616,922,347	686,260,345

The fair values of investment properties as at December 31, 2024 was evaluated by an independent appraiser. The independent appraiser has appropriate qualification and experience in evaluating real estate in the location of investment properties.

The fair value of investment property was measured by using benchmark price of similar properties and discounted cash flow (DCF) method. The fair value of investment property measured by DCF method is assessed by discounting net cash flow from investment property with risk adjusted discount rate, reflecting expected growth rate of rent market, period of empty, proportion of rent, period without rent charge and other cost related to promotion for rent. The factors which are significant but non-observable inputs for fair valuation are expected growth rate of rent market, period of empty, proportion of rent, period without rent charge and risk adjusted discount rate.

The fair value of investment property measured by using sales value of similar land is calculated by analyzing and comparing the sale prices of similar land, and also the access condition, environment condition and other specific factors for the purpose of estimation for fair value are considered.

The fair values of investment properties are classified as Level 3 based upon the inputs, which are used in valuation method.

There is no significant change in the valuation technique for the year ended December 31, 2024.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

Details of investment properties provided as collaterals as at December 31, 2024 and 2023 is as follows:

2024
(in thousands of Korean won)	Secured amount	Secured party	Details
Land and buildings	95,628,080	Hanhwa Life Insurance

	38,251,232	Tongyang Life Insurance

	36,338,670	Lotte Capital

	23,907,020	Kyobo Life Insurance

	22,992,136	Kookmin Bank

	16,801,945	Shinhan Bank

	13,264,694	Hana Bank	Collateralized borrowing

	2,652,939	Bukok branch of Uiwang Nonghyup

	1,768,626	Dodram Pig Farmers Cooperative

	884,313	Jeju Pig Farm Livestock Cooperative

	1,768,626	Suncheon Nonghyup

	1,768,626	Singimpo Nonghyup

2023
(in thousands of Korean won)	Secured amount	Secured party	Details
Land and buildings	33,074,209	Signature Bank

	96,000,000	Hanhwa Life Insurance

	38,400,000	Tongyang Life Insurance

	36,480,000	Lotte Capital

	24,000,000	Kyobo Life Insurance

	150,600,000	Kookmin Bank

	22,800,000	Shinhan Bank

	18,000,000	Hana Bank	Collateralized borrowing

	3,600,000	Bukok branch of Uiwang Nonghyup

	2,400,000	Dodram Pig Farmers Cooperative

	1,200,000	Jeju Pig Farm Livestock Cooperative

	2,400,000	Suncheon Nonghyup

	2,400,000	Singimpo Nonghyup

Investment properties are provided as collaterals for rental deposits and lease hold right, which amounts to ~~W~~610,000 thousand and ~~W~~610,000 thousand as at December 31, 2024 and 2023, respectively.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

13. Intangible Assets

The details of intangible assets as at December 31, 2024 and 2023, are as follows:

	2024
(in thousands of Korean won)	Acquisition cost	Accumulated amortization	Accumulated impairment	Book amount
Goodwill	85,940,206	—	—	85,940,206
Development costs	312,698,214	(209,465,882)	—	103,232,332
Software	136,334,647	(115,218,996)	(1,036,376)	20,079,275
Memberships	44,946,885	(277,321)	(7,203,010)	37,466,554
Others	23,294,717	—	—	23,294,717

	603,214,669	(324,962,199)	(8,239,386)	270,013,084

	2023
(in thousands of Korean won)	Acquisition cost	Accumulated amortization	Accumulated impairment	Book amount
Goodwill	83,778,170	—	—	83,778,170
Development costs	271,791,803	(167,392,492)	—	104,399,311
Software	128,721,093	(102,572,751)	—	26,148,342
Memberships	42,995,638	(240,389)	(8,079,512)	34,675,737
Others	28,229,291	(4,107,193)	(827,381)	23,294,717

	555,515,995	(274,312,825)	(8,906,893)	272,296,277

The changes in intangible assets for the years ended December 31, 2024 and 2023, are as follows:

	2024
(in thousands of Korean won)	Beginning balance	Acquisition [1]	Disposal	Amortization	Impairment [2]	Reversal of Impairment [3]	Others [4]	Ending balance
Goodwill	83,778,170	—	—	—	—	—	2,162,036	85,940,206
Development costs	104,399,311	40,991,592	—	(42,158,571)	—	—	—	103,232,332
Software	26,148,342	7,357,584	(24,996)	(12,513,083)	(1,036,376)	—	147,804	20,079,275
Memberships	34,675,737	2,887,619	(970,900)	(20,606)	(128,738)	1,019,296	4,146	37,466,554
Others	23,294,717	—	—	—	—	—	—	23,294,717

	272,296,277	51,236,795	(995,896)	(54,692,260)	(1,165,114)	1,019,296	2,313,986	270,013,084

[1]	Advance payments and others transferred from other accounts are included.
[2]

Memberships are composed of condominium and golf memberships, which are intangible assets with indefinite useful lives. The Group recognized a impairment loss because the market price of the asset is lower than book amount as at December 31, 2024.

[3]

Memberships are composed of condominium and golf memberships, which are intangible assets with indefinite useful lives. The Group recognized a reversal of impairment loss because the market price of the asset is higher than book amount as at December 31, 2024.

[4]	Others consist of foreign exchange differences and others.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

	2023
(in thousands of Korean won)	Beginning balance	Acquisition [1]	Disposal	Amortization	Impairment [2]	Reversal of Impairment [3]	Others [4]	Ending balance
Goodwill	83,550,540	—	—	—	—	—	227,630	83,778,170
Development costs	47,347,359	84,922,193	—	(27,870,241)	—	—	—	104,399,311
Software	29,991,689	8,274,650	—	(12,097,652)	—	—	(20,345)	26,148,342
Memberships	27,684,301	5,962,498	(586,929)	(36,866)	(74,692)	1,726,399	1,026	34,675,737
Others	23,294,717	—	—	—	—	—	—	23,294,717

	211,868,606	99,159,341	(586,929)	(40,004,759)	(74,692)	1,726,399	208,311	272,296,277

[1]	Advance payments and others transferred from other accounts are included.
[2]

Memberships are composed of condominium and golf memberships, which are intangible assets with indefinite useful lives. The Group recognized a impairment loss because the market price of the asset is lower than book amount as at December 31, 2023.

[3]

Memberships are composed of condominium and golf memberships, which are intangible assets with indefinite useful lives. The Group recognized a reversal of impairment loss because the market price of the asset is higher than book amount as at December 31, 2023.

[4]	Others consist of foreign exchange differences and others.

14. Other Financial Assets

The details of other financial assets as at December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Other receivables	2,061,323,408	3,382,250,943
Accrued income	308,011,193	252,660,082
Accrued interest on bonds	295,740,833	268,457,904
Guarantee deposits	62,846,557	63,224,390
Other	137,520,223	157,061,158
Provision for other financial assets	(51,685,257)	(50,713,294)

	2,813,756,957	4,072,941,183

15. Other Assets

The details of other assets as at December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Other receivables	—	1,117
Advance payments	41,944,463	43,645,395
Prepaid expenses	135,338,953	99,249,390
Prepaid value-added taxes	368,207	539,337
Others	13,406,609	13,040,076

	191,058,232	156,475,315

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

16. Deposit Liabilities

The details of deposit liabilities as at December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Customers’ deposits
Customers’ deposits for brokerage	5,773,748,168	5,519,397,856
Customers’ deposits for exchange-traded derivatives trading	438,187,733	535,910,810
Customers’ deposits for subscription	—	—
Customers’ deposits for savings	6,997,054	5,880,012
Customers’ deposits for repo	61,541	61,587
Customers’ deposits for the investor of collective investment securities	456,285,969	249,819,423
Others	7,780	48,652

	6,675,288,245	6,311,118,340

Guarantee deposits
Guarantee deposits in foreign currency	680,406,569	395,717,894
Guarantee deposits in Korean won	370,164,013	415,758,876

	1,050,570,582	811,476,770

	7,725,858,827	7,122,595,110

17. Borrowings

The details of borrowings as at December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Call money	820,000,000	1,240,000,000
Borrowings:
Borrowing from banks	346,270,177	653,687,366
Borrowing from KSFC	1,264,581,631	1,262,819,934
Asset-backed short-term bonds	2,767,930,379	2,345,088,679
CP borrowings	5,000,000,000	3,380,000,000
Others	247,783,272	578,649,778
Securities sold under repurchase agreements	9,419,893,685	9,036,097,623
Short-term note issued	10,130,450,816	9,587,511,022
Debentures:
Debentures	3,463,100,000	2,560,408,000
Less: discount on debentures issued	(5,408,576)	(4,106,067)

	33,454,601,384	30,640,156,335

The details of call money as at December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	Interest rate (%)	2024	2023
Samsung Asset Management Co., Ltd. and others	3.28~3.43	820,000,000	1,240,000,000

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

The details of borrowings as at December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)		Interest rate (%)	2024	2023
Borrowings from banks	Kookmin Bank and other	4.00~7.33	346,270,177	653,687,366
Borrowings from KSFC	KSFC	3.40~3.96	1,264,581,631	1,262,819,934
Asset-backed short-term bonds	SK Securities co., Ltd., and other	3.37~4.80	2,767,930,379	2,345,088,679
CP borrowings	Hyundai Motor Securities Co., Ltd.and others	3.41~3.87	5,000,000,000	3,380,000,000
Others	NH Nonghyup Capital co., Ltd. and others	3.30~8.83	247,783,272	578,649,778

			9,626,565,459	8,220,245,757

The details of securities sold under repurchase agreements as at December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	Interest rate (%)	2024	2023
Customers	0.00~5.00	5,913,024,606	5,578,817,182
Financial institution	2.17~3.37	3,506,869,079	3,457,280,441

		9,419,893,685	9,036,097,623

The details of short-term note issued as at December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	Interest rate (%)	2024	2023
Individual	2.65~5.20	6,149,462,845	6,560,366,893
Corporate	2.60~5.20	3,980,987,971	3,027,144,129

		10,130,450,816	9,587,511,022

The details of debentures as at December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	Date issued	Maturity	Interest rate (%)	2024	2023
The 36-2nd unsecured public debenture	2019.04.18	2024.04.18	2.09	—	250,000,000
The 37-2nd unsecured public debenture	2019.06.14	2024.06.14	1.80	—	150,000,000
The 39-1st unsecured public debenture	2021.03.04	2024.03.04	1.31	—	110,000,000
The 39-2nd unsecured public debenture	2021.03.04	2026.03.04	1.70	120,000,000	120,000,000
The 40-1st unsecured public debenture	2021.04.23	2024.04.23	1.53	—	300,000,000
The 40-2nd unsecured public debenture	2021.04.23	2026.04.23	1.94	200,000,000	200,000,000
The 41-1st unsecured public debenture	2023.02.07	2025.02.07	3.88	330,000,000	330,000,000
The 41-2nd unsecured public debenture	2023.02.07	2026.02.06	3.85	210,000,000	210,000,000
The 42-1st unsecured public debenture	2023.06.26	2025.06.26	4.39	240,000,000	240,000,000
The 42-2nd unsecured public debenture	2023.06.26	2026.06.26	4.43	220,000,000	220,000,000
The 43-1st unsecured public debenture	2024.01.31	2025.07.31	3.94	160,000,000	—

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

The 43-2nd unsecured public debenture	2024.01.31	2026.01.30	3.94	230,000,000	—
The 43-3rd unsecured public debenture	2024.01.31	2027.01.29	3.98	410,000,000	—
The 44-1st unsecured public debenture	2024.04.23	2025.10.23	3.79	100,000,000	—
The 44-2nd unsecured public debenture	2024.04.23	2026.04.23	3.82	100,000,000	—
The 44-3rd unsecured public debenture	2024.04.23	2027.04.23	3.86	200,000,000	—
The 45-1st unsecured public debenture	2024.09.03	2026.09.03	3.56	220,000,000	—
The 45-2nd unsecured public debenture	2024.09.03	2027.09.03	3.56	280,000,000	—
The 1st unsecured privately placed bond [1]	2022.06.14	2024.12.14	4.50	—	2,900,000
The 2nd unsecured privately placed bond [1]	2024.12.12	2025.12.12	7.10	2,100,000	—
The 1st unsecured privately placed bond [2]	2023.09.15	2026.06.23	4.50	—	14,900,000
The 1st privately placed bond in foreign currency [3]	2021.10.25	2024.10.25	2.35	—	25,788,000
The 21-1 public debenture in foreign currency [4]	2021.11.01	2026.11.01	2.13	441,000,000	386,820,000

				3,463,100,000	2,560,408,000

Less: Discount on debentures issued				(5,408,576)	(4,106,067)

				3,457,691,424	2,556,301,933

[1]	This privately placed bond was issued by subsidiary named Able Seun Co., Ltd.
[2]	This privately placed bond was issued by subsidiary named GDIC 2 Co.,Ltd.
[3]	This privately placed bond was issued by subsidiary named Newstar Sina Co., Ltd.
[4]	The issuance price of this public debenture is US$ 300,000,000.

The changes in borrowings for the years ended December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Beginning balance	30,640,156,335	23,523,195,868
Increase in call money	(420,000,000)	410,000,000
Increase(decrease) in borrowings from banks	(307,417,189)	181,910,356
Increase in borrowings from KSFC	1,761,697	18,597,692
Increase(decrease) in asset-backed short-term bond	422,841,700	(919,158,350)
Increase in CP borrowings	1,620,000,000	1,460,000,000
Increase(decrease) in other borrowings	(330,866,506)	142,626,075
Increase(decrease) in securities sold under repurchase agreements	383,796,062	2,804,707,214
Increase in short-term note issued	542,939,794	2,338,081,821
Increase(decrease) in debentures	901,389,491	680,195,659

Ending balance	33,454,601,384	30,640,156,335

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

18. Post-employment Benefits

18.1 Defined Benefit Plans

The details of defined benefit liabilities as at December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Present value of defined benefit obligations	79,636,084	75,835,223
Fair value of plan assets	(10,971,828)	(13,270,798)

Net defined benefit liabilities	68,664,256	62,564,425

The changes in the defined benefit obligation for the years ended December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Beginning balance	75,835,223	67,937,239
Current service cost	22,515,097	19,841,212
Interest cost	2,436,755	2,511,195
Remeasurements
Actuarial gains and losses arising from changes in demographic assumptions	34,904	—
Actuarial gains and losses arising from changes in financial assumptions	4,697,042	5,658,388
Actuarial gains and losses arising from experience adjustment	1,480,306	1,113,813
Payments from plans	(1,291,060)	(521,708)
Payments from the Group	(21,543,795)	(19,792,154)
Transfer to related companies	(2,777,338)	(912,762)
Settlement	(1,751,050)	—

Ending balance	79,636,084	75,835,223

The changes in the fair value of plan assets for the years ended December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Beginning balance	(13,270,798)	(12,430,101)
Interest income	(549,651)	(610,329)
Remeasurements:
Return on plan assets (excluding amounts included in interest income)	180,223	35,161
Contributions by employers	(1,400,000)	(1,700,000)
Payments from plans:
Benefits paid	1,291,060	521,709
Transfer to related companies	2,777,338	912,762

Ending balance	(10,971,828)	(13,270,798)

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

Plan assets are composed of the detail assets that have no quoted price in active market. The details of plan assets as at December 31, 2024 and 2023, are as follows:

	2024		2023
(in thousands of Korean won)	Fair value	Composition(%)	Fair value	Composition(%)
Cash and deposits	10,122,822	92.26	8,202,579	61.81
Investment funds	849,006	7.74	5,068,219	38.19

	10,971,828	100.00	13,270,798	100.00

Key actuarial assumptions used as at December 31, 2024 and 2023, are as follows:

	2024	2023
Discount rate	DB(including special retirement by salaries peak plan) 3.6% Compensation promotion DC 3.2%	DB(including special retirement by salaries peak plan) 4.3% Compensation promotion DC 3.7%

Expected salary growth rate	DB : executives 4.8% DC: Promotion + Base up 2.7% Special retirement by salaries peak plan: 4.8%	DB : executives 4.9% DC: Promotion + Base up 2.6% Special retirement by salaries peak plan: 4.9%

The sensitivity analysis for significant actuarial assumptions used to determine the present value of the defined benefit obligation as at December 31, 2024, are as follows:

	Effect on the present value of defined benefit obligation
(in thousands of Korean won)	Changes in assumption	Increase	Decrease
Discount rate	0.50%	(1,914,760)	2,030,855
Expected salary growth rate[1]	0.50%	1,860,858	(1,763,912)
Retirement rate	0.50%	(1,619,401)	1,707,303

[1]	The sensitivity analysis for the expected salary growth rate is limited to special retirement by salaries peak plan and DB.

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. The sensitivity of the present value of the defined benefit obligation to changes in actuarial assumptions is calculated using the projected unit credit method, the same method applied when calculating the defined benefit obligations.

The methods and assumptions used in preparing the sensitivity analyses did not change compared to the previous period.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

The effect of defined benefit plan on future cash inflows: Expected maturity analysis of undiscounted pension benefits as at December 31, 2024, is as follows:

(in thousands of Korean won)	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Between 5 and 10 years	Over 10 years	Total
Pension benefits[1]	5,578,505	8,178,609	28,542,656	31,525,862	67,990,816	141,816,448

[1]	Fixed pension benefits of ~~W~~14.7 billion under promotion compensation defined contribution plan are excluded.

The weighted average duration of the defined benefit obligations is 5.84 years.

Expected contribution to post-employment benefit plans for the year ending December 31, 2025 ~~W~~10,000 thousand.

18.2 Defined Contribution Plans

The Group recognized the expenses of ~~W~~4,775,485 thousand and ~~W~~7,211,349 thousand for defined contribution plans for the years ended December 31, 2024 and 2023, respectively.

19. Provisions

The details of provisions as at December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Provisions for non-financial guarantees	4,363,358	6,414,834
Provisions for asset retirement obligation [1]	9,236,979	9,058,920
Provisions for lawsuits	75,204,159	111,425,114
Provisions for others	48,755,377	86,089,255

	137,559,873	212,988,123

[1]	The Group recognized the provision for asset retirement obligation in connection with the leased asset for the expenditures expected to recover the asset.

The changes in provisions for non-financial guarantees for the years ended December 31, 2024 and 2023 are as follows,

	2024
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses
		Non-impaired	Impaired
Beginning	6,218,110	196,724	—
Transfer between stages
Transfer to lifetime expected credit Losses	(274,031)	274,031	—
Provision for losses (reversal of provision)	(1,771,950)	(279,526)	—
Other transfer(foreign exchange and other)	—	—	—

Ending	4,172,129	191,229	—

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

	2023
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses
		Non-impaired	Impaired
Beginning	1,223,748	232,358	—
Provision for losses (reversal of provision)	4,994,143	(35,634)	—
Other transfer(foreign exchange and other)	219	—	—

Ending	6,218,110	196,724	—

The changes in other provisions for the years ended December 31, 2024 and 2023, are as follows:

	2024
(in thousands of Korean won)	Provisions for asset retirement obligation	Provisions for lawsuits	Provisions for others	Total
Beginning	9,058,920	111,425,114	86,089,255	206,573,289
Contribution [1]	215,297	12,982,498	25,417,147	38,614,942
Reversal	—	(34,099,212)	(4,600,000)	(38,699,212)
Use	(87,527)	(15,104,241)	(58,151,025)	(73,342,793)
Amortization of discounts	50,289	—	—	50,289

Ending	9,236,979	75,204,159	48,755,377	133,196,515

	2023
(in thousands of Korean won)	Provisions for asset retirement obligation	Provisions for lawsuits	Provisions for others	Total
Beginning	8,802,261	51,221,194	89,485,845	149,509,300
Contribution [1]	259,114	57,194,551	8,518,938	65,972,603
Reversal	(77,219)	—	(8,100,000)	(8,177,219)
Use	—	(150,631)	(655,528)	(806,159)
Amortization of discounts	74,764	—	—	74,764
Other [1]	—	3,160,000	(3,160,000)	—

Ending	9,058,920	111,425,114	86,089,255	206,573,289

[1]	As a lawsuit was filed during the year ended December 31, 2023, the estimated loss on the sale of funds related to Lime Asset Management was replaced to provisions for lawsuits.

20. Other Financial Liabilities

The details of other financial liabilities as at December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Other payables	1,803,355,494	3,486,888,893
Accrued expenses	173,026,055	135,165,654
Financial guarantee liabilities	4,888,161	11,929,888
Provisions for financial guarantee contracts	—	142,308
Leasehold deposits received	15,879,109	16,255,758
Non-controlling liabilities	53,722,980	85,133,560
Lease liabilities	110,565,255	108,095,746
Others	49,015,525	50,796,893

	2,210,452,579	3,894,408,700

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

The changes in liabilities of the provisions for financial guarantee contracts for the years ended December 31, 2024 and 2023 are as follows:

(in thousands of Korean won)	2024
	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses
		Non-impaired	Impaired
Beginning	142,308	—	—
Provision	14,759,010	—	—
Other transfer(foreign exchange and other)	(14,901,318)	—	—
Ending	—	—	—

(in thousands of Korean won)	2023
	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses
		Non-impaired	Impaired
Beginning	—	—	—
Provision	142,308	—	—

Ending	142,308	—	—

21. Other Liabilities

The details of other liabilities as at December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Accounts payables	7,162,892	16,495,445
Accrued expenses	288,909,701	240,392,084
Accrued dividends	1,366,645	6,983,904
Advances from customers	7,819,439	8,154,878
Unearned revenue	26,427,136	36,589,758
Taxes withheld	58,844,142	48,004,744
Other long-term employee benefits	7,244,299	7,075,329
Others	12,413,869	8,196,090

	410,188,123	371,892,232

22. Share Capital

The details of share capital as at December 31, 2024 and 2023, are as follows:

(in thousands of Korean won except per share)	Authorized shares	Outstanding shares	Par value per share	2024	2023
Ordinary share	1,000,000,000 shares	298,620,424 shares	5,000 won	1,493,102,120	1,493,102,120

There are no changes in ordinary shares for the years ended December 31, 2024 and 2023.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

23. Hybrid Securities

Details of hybrid security classified as equity as of December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	Issuance date	Maturity	Interest rate (%)	2024	2023
Bond-type Hybrid Securities No.1[1]	March 31, 2022	Permanent	4.30	208,010,652	208,010,652
Bond-type Hybrid Securities No.2	May 30, 2022	Permanent	4.80	48,170,880	48,170,880
Bond-type Hybrid Securities No.3[2]	September 30, 2022	Permanent	5.50	249,948,780	249,948,780
Bond-type Hybrid Securities No.4[3]	May 8, 2023	Permanent	5.35	119,963,080	119,963,080
Bond-type Hybrid Securities No.5	March 21, 2024	Permanent	5.22	129,999,380	—

				756,092,772	626,093,392

[1]	As at December 31, 2024 and 2023, among the hybrid securities issued by the Group, the balance held by KB Financial Group, a related party of the Group, is ~~W~~200,000 million.
[2]	As at December 31, 2024 and 2023, among the hybrid securities issued by the Group, the balance held by KB Financial Group, a related party of the Group, is ~~W~~230,000 million.
[3]	As at December 31, 2024 and 2023, among the hybrid securities issued by the Group, the balance held by KB Financial Group, a related party of the Group, is ~~W~~100,000 million.

The Group may extend the maturity under the same conditions at the time of maturity of the above hybrid securities, and interest payment may be deferred except in cases where a cash dividend or stock dividend has been resolved for common stock. Above hybrid securities are early redeemable by the Group after 5 years from the issuance date and each interest payment date thereafter.

24. Other Paid-in Capital

The details of other paid-in capital as at December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Share premium [1]	1,142,353,750	1,142,353,750
Gains and losses on sale of treasury share	(45,331,811)	(45,331,811)
Other equity [2]	382,237,961	381,666,039

	1,479,259,900	1,478,687,978

[1]	Share premium was previously paid from stock issuance and new stock issuance due to merger and can only be used for capitalization and deficit recovery.
[2]	Other equity arose from the paid-in capital increase of preferred share and gains on merger.

The changes in other paid-in capital for the years ended December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Beginning	1,478,687,978	1,478,687,978
Changes in scope of consolidation	571,922	—

Ending	1,479,259,900	1,478,687,978

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

25. Retained Earnings

The details of retained earnings as at December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Legal reserve
Earned surplus reserve [1]	173,656,298	158,656,298
Reserve for liability to compensate for damages [2]	500,000	500,000
Voluntary reserves	1,889,816,387	1,678,600,357
Regulatory reserve for credit losses [3]	47,300,393	100,315,429
Unappropriated retained earnings	598,544,544	366,230,628

	2,709,817,622	2,304,302,712

[1]

The Commercial Act of the Republic of Korea requires the Group to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued share capital. The reserve is not available for the payment of cash dividends, but may be transferred to share capital or used to reduce accumulated deficit.

[2]

The Parent Company provides reserve for loss on electronic financial transactions to make reparation for the damage in process of the electronic transfers or operations. Also, the Parent Company provides reserve to compensate for inflicted damage on a credit information subject when violating the Credit Information Use and Protection Act.

[3]

The Group accumulates allowances for possible loan losses in accordance with Korean IFRS and reserve for possible loan losses as much as the amount below the provision of allowances according to minimum accumulation ratio required by Financial Supervisory Service.

Changes in retained earnings for the years ended December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Beginning balance	2,304,302,712	2,038,449,777
Profit for the year	591,153,190	395,015,483
Dividends	(150,000,000)	(100,000,000)
Dividends of hybrid securities	(37,064,078)	(29,162,548)
Replacement due to disposal of equity investments at FVOCI	1,425,798	—

Ending balance	2,709,817,622	2,304,302,712

The amount of dividends and dividends per share for the years ended December 31, 2024 and 2023, are as follows:

	2024
(in Korean won and number of shares)	Type of share	Number of shares outstanding	Number of treasury shares	Number of dividend shares	Dividend per share	Total dividend (In thousands of Korean won)
Annual dividend	Ordinary share	298,620,424 shares	—	298,620,424 shares	502	150,000,000

	2023
(in Korean won and number of shares)	Type of share	Number of shares outstanding	Number of treasury shares	Number of dividend shares	Dividend per share	Total dividend (In thousands of Korean won)
Annual dividend	Ordinary share	298,620,424 shares	—	298,620,424 shares	334	100,000,000

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

Payout and dividend yield ratios as at December 31, 2024 and 2023, are as follows:

	2024	2023
	Ordinary share	Ordinary share
	Annual dividend	Annual dividend
Number of shares outstanding	298,620,424	298,620,424
Number of treasury shares	—	—
Number of dividend shares	298,620,424	298,620,424
Par value per share (in Korean won)	5,000	5,000
Payout ratio	18.75%	10.04%
Scheduled dividends (in thousands of Korean won)	280,000,000	150,000,000
Dividends per share (in Korean won)	937	502

The Group accumulates allowances for possible loan losses in accordance with Korean IFRS and reserve for possible loan losses as much as the amount below the provision of allowances according to minimum accumulation ratio required by Regulation on Supervision of Financial Investment.

Regulatory reserve for credit losses, a type of voluntary reserve for retained earnings, reverses the exceeding amount if the beginning balance of the reserve exceeds the ending balance at the closing date. Regulatory reserve for credit losses is generally recognized after unappropriated deficit is disposed.

The details of the regulatory reserve for credit losses (reversal of reserve) to be appropriated as at December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Beginning	47,300,393	100,315,429
Amounts to be reserved (reversed)	19,104,292	(53,015,036)

Ending	66,404,685	47,300,393

The adjusted profit of the year after reflection of reversal (provision) of reserve for credit losses for the years ended December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Profit for the year before reserve for credit loss	590,360,820	388,027,837
Amounts to be reversed (reserved)	(19,104,292)	53,015,036

Adjusted profit after reversed (provision) of reserve for credit losses[1]	571,256,528	441,042,873

[1]

Reserve for credit loss is announced by Article 3 Clause 8 of the Regulation on Financial Investment Business. Adjusted profit after reserve for credit losses is not based on Korean IFRS and is calculated on the assumption that provision or reversal of reserve for credit losses before tax is adjusted to the profit.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

26. Other Components of Equity

The details of other components of equity as at December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Changes in the fair value of financial assets at FVOCI	295,100,380	289,671,988
Share of other comprehensive income of associates	(52,401)	(6,586,082)
Revaluation surplus	62,144,795	62,144,795
Remeasurements of net defined benefit liabilities	(47,480,752)	(42,790,562)
Exchange differences on translation of foreign operations	112,942,558	48,609,018
Hedge of net investments in foreign operations	(38,438,855)	(16,769,049)
Gain or loss on financial liabilities designated at FVTPL due to the change of credit risk	(17,297,087)	(11,782,162)

	366,918,638	322,497,946

The changes in gain or loss on valuation of financial assets at FVOCI for the years ended December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Beginning balance	289,671,988	233,760,812
Gain (loss) on valuation	13,304,973	61,622,064
Tax effect of gain (loss) on valuation [1]	(3,668,103)	(15,919,147)
Transfer to gain due to disposal or impairment	(5,718,041)	13,869,917
Tax effect of transfer [1]	1,509,563	(3,661,658)

Ending balance	295,100,380	289,671,988

[1]	Including income tax effect (Note 35)

The changes in the Group’s share of other comprehensive income of associates for the years ended December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Beginning balance	(6,586,082)	(2,571,874)
Changes of other comprehensive income of associates	8,909,673	(5,435,482)
Tax effect [1]	(2,375,992)	1,421,274

Ending balance	(52,401)	(6,586,082)

[1]	Including income tax effect (Note 35)

The changes in gain on revaluation of property and equipment for the years ended December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Beginning balance	62,144,795	62,060,360
Tax effect related to net gain on revaluation[1]	—	84,435

Ending balance	62,144,795	62,144,795

[1]	Including income tax effect (Note 35)

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

The changes in remeasurements of the net defined benefit liability for the years ended December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Beginning balance	(42,790,562)	(37,781,761)
Changes due to valuation	(6,392,474)	(6,807,362)
Tax effect [1]	1,702,285	1,798,561

Ending balance	(47,480,751)	(42,790,562)

[1]	Including income tax effect (Note 35)

The changes in exchange differences on translation of foreign operations for the years ended December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Beginning balance	48,609,018	45,820,903
Exchange differences on foreign operations translation	63,911,262	2,232,438
Tax effect [1]	2,485,191	(589,364)
Non-controlling interest	(2,062,912)	1,145,041

Ending balance	112,942,559	48,609,018

[1]	Including income tax effect (Note 35)

The changes in gain or loss on valuation of hedge of net investments in foreign operations for the years ended December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Beginning balance	(16,769,049)	(19,066,669)
Gain (loss) on net investment in a foreign operation hedge	(29,442,671)	1,575,766
Re-classification to net income due to the end of net investments in foreign operations	—	1,546,000
Tax effect [1]	7,772,865	(824,146)

Ending balance	(38,438,855)	(16,769,049)

[1]	Including income tax effect (Note 35)

The change in gain or loss on financial liabilities designated at FVTPL due to the change of credit risk for the years ended December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Beginning balance	(11,782,162)	41,080,867
Changes	(7,493,104)	(71,900,708)
Tax effect [1]	1,978,179	19,037,679

Ending balance	(17,297,087)	(11,782,162)

[1]	Including income tax effect (Note 35)

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

27. Fee and Commission Income and Expense

The details of fee and commission income for the years ended December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Brokerage commissions	550,643,935	528,344,748
Underwriting commissions	176,339,844	134,584,680
Brokerage commissions on collective investment securities	23,565,918	19,252,925
Management fee on collective investment securities	5,304	52,488
Management fee on asset management	38,160,750	21,931,822
Commissions on merger and acquisition	89,101,232	90,533,155
Trust fees and commissions	17,866,581	18,564,028
Other commissions	100,443,111	133,202,834

	996,126,675	946,466,680

The details of fee and commission expense for the years ended December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Trading commission	53,916,826	57,002,737
Advisory fees	3,047,910	1,038,490
Investment management delegation fees	1,867,849	2,645,846
Commission fees on group brand	21,032,741	26,155,388
Contributions to external institutions	9,056,725	8,023,014
Others	135,324,979	144,475,915

	224,247,030	239,341,390

28. Gain or Loss on Valuation and Disposal of Financial Instruments

The details of gain or loss on valuation and disposal of financial instruments for the years ended December 31, 2024 and 2023, are as follows:

	2024
(in thousands of Korean won)	Gain	Loss	Net
Financial instruments at FVTPL	1,859,276,411	1,572,167,286	287,109,125
Financial instruments designated at FVTPL	324,748,471	640,871,724	(316,123,253)
Derivative financial instruments	4,539,490,246	4,382,826,145	156,664,101
Financial assets at FVOCI [1]	13,207,427	717,576	12,489,851

	6,736,722,555	6,596,582,731	140,139,824

[1]	Gain or loss on valuation of financial assets at FVOCI is excluded.

	2023
(in thousands of Korean won)	Gain	Loss	Net
Financial instruments at FVTPL	1,960,110,095	1,220,329,725	739,780,370
Financial instruments designated at FVTPL	727,598,407	1,057,169,764	(329,571,357)
Derivative financial instruments	5,030,853,889	5,207,801,032	(176,947,143)
Financial assets at FVOCI [1]	3,240,874	3,579,803	(338,929)

	7,721,803,265	7,488,880,324	232,922,941

[1]	Gain or loss on valuation of financial assets at FVOCI is excluded.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

The details of gain or loss on valuation and disposal of financial instruments at FVTPL for the years ended December 31, 2024 and 2023, are as follows:

	2024
(in thousands of Korean won)	Gain	Loss	Net
Financial assets at FVTPL	1,502,637,546	1,214,255,744	288,381,802
Financial liabilities at FVTPL	356,638,865	357,911,542	(1,272,677)

	1,859,276,411	1,572,167,286	287,109,125

	2023
(in thousands of Korean won)	Gain	Loss	Net
Financial assets at FVTPL	1,768,973,033	713,815,890	1,055,157,143
Financial liabilities at FVTPL	191,137,062	506,513,835	(315,376,773)

	1,960,110,095	1,220,329,725	739,780,370

The details of gain or loss on valuation and disposal of financial instruments designated at FVTPL for the years ended December 31, 2024 and 2023, are as follows:

	2024
(in thousands of Korean won)	Gain	Loss	Net
Financial liabilities designated at FVTPL
Derivatives-linked securities sold	266,262,027	526,918,763	(260,656,736)
Other OTC derivative-combined contract sold	39,681,189	77,671,319	(37,990,130)
Exchange traded notes sold	18,805,255	36,281,642	(17,476,387)

	324,748,471	640,871,724	(316,123,253)

	2023
(in thousands of Korean won)	Gain	Loss	Net
Financial liabilities designated at FVTPL
Derivatives-linked securities sold	567,910,956	879,330,365	(311,419,409)
Other OTC derivative-combined contract sold	129,915,134	154,821,326	(24,906,192)
Exchange traded notes sold	29,772,317	23,018,073	6,754,244

	727,598,407	1,057,169,764	(329,571,357)

The details of gain or loss on valuation and disposal of derivative financial instruments for the years ended December 31, 2024 and 2023, are as follows:

	2024
(in thousands of Korean won)	Gain	Loss	Net
Interest rate	1,255,884,102	1,355,656,950	(99,772,848)
Currency	752,675,408	697,460,916	55,214,492
Stock	2,347,318,616	2,068,586,278	278,732,338
Credit	46,411,148	42,064,301	4,346,847
Commodity	63,666,021	57,086,321	6,579,700
Others	73,534,951	161,971,379	(88,436,428)

	4,539,490,246	4,382,826,145	156,664,101

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

	2023
(in thousands of Korean won)	Gain	Loss	Net
Interest rate	2,136,570,921	2,158,941,303	(22,370,382)
Currency	701,517,262	726,543,492	(25,026,230)
Stock	1,952,842,360	2,095,561,409	(142,719,049)
Credit	32,631,396	35,689,309	(3,057,913)
Commodity	30,829,129	42,149,844	(11,320,715)
Others	176,462,821	148,915,675	27,547,146

	5,030,853,889	5,207,801,032	(176,947,143)

The details of gain or loss on valuation and disposal of financial assets at FVOCI for the years ended December 31, 2024 and 2023, are as follows:

	2024
(in thousands of Korean won)	Gain	Loss	Net
Debt instruments	13,207,427	717,576	12,489,851
	13,207,427	717,576	12,489,851

	2023
(in thousands of Korean won)	Gain	Loss	Net
Debt instruments	3,240,875	3,579,803	(338,928)

29. Interest Income and Interest Expense

The details of interest income for the years ended December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Interest on financial assets at FVTPL
Interest on debt instruments at FVTPL	681,520,108	628,600,472
Interest on loans at FVTPL	14,455,538	—
Interest on commercial papers	149,585,454	182,112,270

	845,561,100	810,712,742

Interest on financial assets at FVOCI and financial assets measured at amortised cost
Interest on loans measured at amortised cost	22,463,982	11,026,006
Interest on debt instruments at FVOCI	199,362,668	170,895,226
Interest on broker’s loans	259,639,549	266,845,644
Interest on loans	312,885,597	343,040,031
Interest on deposits with KSFC	32,054,407	22,932,437
Interest on certificates of deposit	3,234,932	9,375,893
Interest on deposits with financial institution	129,946	356,594
Interest on bonds purchased under resale agreements	53,913,386	42,484,716
Gains on transactions of certificates of deposits	1,922,735	69,266
Interest on deposits	37,066,255	50,794,814
Interest on other receivables	769,006	764,747
Others [1]	17,480,439	34,286,947

	940,922,902	952,872,321

	1,786,484,002	1,763,585,063

[1]	Interest on lease receivables of ~~W~~779 million and ~~W~~935 million for the year ended December 31, 2024 and 2023, respectively, are included.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

The details of interest expense for the years ended December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Interest on borrowings	106,241,872	146,014,978
Fees for the proceeds from the sale of stocks loaned	441,330	650,899
Interest on customers’ deposits	57,338,824	54,673,467
Interest on bonds sold under repurchase agreements	305,570,078	309,464,045
Losses on transactions of certificates of deposit	2,243	—
Interest on debentures	112,488,174	62,664,169
Interest on short-term note issued	486,374,722	429,887,015
Interest on asset-backed short-term bonds	71,317,993	131,221,020
Others [1]	39,415,959	14,218,657

	1,179,191,195	1,148,794,250

[1]	Interest on lease liabilities of ~~W~~4,292 million and ~~W~~4,881 million for the year ended December 31, 2024 and 2023, respectively, are included.

30. Gain or Loss on Valuation and Disposal of Financial Assets measured at Amortised Costs

The detail of gain or loss on valuation and disposal of financial assets measured at amortised cost for the years ended December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Gain(loss) on valuation of financial assets measured at amortised cost
Reversal(provision) of allowance for credit losses of loans	(52,630,200)	(123,584,912)
Reversal(provision) of allowance for credit losses of deposits	(448,028)	354,995
Reversal(provision) of allowance for credit losses of other financial assets	(971,963)	(15,162,352)
Gain(loss) on disposal of financial assets measured at amortised cost
Gain(loss) on disposal of loans measured at amortised cost	1,670,968	(4,382,553)

	(52,379,223)	(142,774,822)

31. Gain or Loss on Foreign Currency Transactions

The details of gain on foreign currency transactions for the years ended December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Gain on foreign currency transactions	596,499,597	827,979,039
Gain on foreign exchange translation	406,750,477	102,004,206

	1,003,250,074	929,983,245

The details of loss on foreign currency transactions for the years ended December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Loss on foreign currency transactions	586,288,760	788,318,378
Loss on foreign exchange translation	268,970,626	85,998,974

	855,259,386	874,317,352

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

32. Other Operating Income and Other Operating Expenses

The details of other operating income for the years ended December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Dividend income	86,535,185	63,770,979
Distribution income	97,789,107	86,367,283
Reversal of provision for credit loss	4,014,930	817,283
Operating lease income	16,640,506	35,488,112
Others	11,256,044	27,872,532

	216,235,772	214,316,189

The details of other operating expenses for the years ended December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Provision for credit loss	16,722,464	5,918,100
Others	53,079,228	92,413,704

	69,801,692	98,331,804

33. Selling and Administrative Expenses

(a)	The details of selling and administrative expenses for the years ended December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Labor Costs
Salaries	458,287,335	448,871,610
Post-employment benefits	27,426,636	28,953,427
Retirement bonus	15,802,956	1,280,577
Other long-term employee benefits	837,170	1,313,191
Employee benefits	102,637,110	90,995,958

	604,991,207	571,414,763

Other selling and administrative expenses
Employee benefits	11,576,466	11,347,871
Sales promotion expenses	1,560,973	864,713
Computer system operation expenses	71,664,539	63,341,793
Management expenses for rent	20,352,347	20,658,152
Commissions	31,943,754	26,206,754
Research and development	377,327	281,008
Advertising expenses	30,550,556	29,048,118
Depreciation	52,479,360	50,640,026
Training expenses	2,553,712	2,622,960
Amortization expenses of intangible assets	54,692,261	40,004,759
Taxes and dues	45,034,513	37,389,799
Consignment fees	5,139,077	5,014,111
Others	47,655,252	44,725,549

	375,580,137	332,145,613

	980,571,344	903,560,376

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(b) Stock Grant Agreement

The executives of the Group have stock grant agreement with KB Financial Group Inc, and the Group settles the expense arising from the agreement with KB Financial Group Inc. The Group recognizes the expense in profit or loss as selling and administrative expenses.

The details of the share grants linked to long-term performance as at December 31, 2024, are as follows:

(In number of shares)	Grant date	Granted shares	Payable shares[1]	Vesting conditions
Series 1-1	2010-1-1	1,231	160	Service, vesting conditions : market 40%, non-market 60%
Series 1-8	2011-1-1	1,289	219	Service, vesting conditions : market 40%, non-market 60%
Series 1-10	2012-1-1	1,976	384	Service, vesting conditions : market 40%, non-market 60%
Series 1-11	2012-6-18	708	142	Service, vesting conditions : market 40%, non-market 60%
Series 1-13	2013-1-1	3,340	749	Service, vesting conditions : market 40%, non-market 60%
Series 1-19	2015-2-24	1,812	584	Service, vesting conditions : market 30%, non-market 70%
Series 1-21	2016-1-1	5,091	1 ,024	Service, vesting conditions : market 30%, non-market 70%
Series 1-22	2016-12-30	34,070	8,834	Service, vesting conditions : market 20%, non-market 80%
Series 1-24	2017-2-24	1,698	1,516	Service, vesting conditions : market 20%, non-market 80%
Series 1-26	2017-9-4	1,551	1,028	Service, vesting conditions : market 20%, non-market 80%
Series 1-28	2018-1-1	6,739	2,608	Service, vesting conditions : market 20%, non-market 80%
Series 1-30	2019-1-1	47,182	26,064	Service, vesting conditions : market 20%, non-market 80%
Series 1-30	2019-1-1	2,799	1,588	Service, vesting conditions : market 0%, non-market 100%
Series 1-30	2019-1-1	28,706	10,995	Service, vesting conditions : market 20%, non-market 80%
Series 1-31	2019-2-24	809	637	Service, vesting conditions : market 20%, non-market 80%
Series 1-32	2019-3-4	1,888	1,021	Service, vesting conditions : market 20%, non-market 80%
Series 1-33	2019-6-1	3,994	1,111	Service, vesting conditions : market 20%, non-market 80%
Series 1-34	2019-9-1	2,927	340	Service, vesting conditions : market 20%, non-market 80%
Series 1-35	2019-9-4	358	207	Service, vesting conditions : market 20%, non-market 80%
Series 1-36	2019-5-27	1,167	192	Service, vesting conditions : market 20%, non-market 80%
Series 1-37	2020-1-1	48,962	11,595	Service, vesting conditions : market 20%, non-market 80%
Series 1-38	2020-3-6	2,856	822	Service, vesting conditions : market 0%, non-market 100%
Series 1-39	2020-8-1	12,744	906	Service, vesting conditions : market 20%, non-market 80%
Series 1-40	2021-1-1	66,939	19,690	Service, vesting conditions : market 20%, non-market 80%
Series 1-40	2021-1-1	2,660	599	Service, vesting conditions : market 0%, non-market 100%
Series 1-40	2021-1-1	34,884	10,845	Service, vesting conditions : market 20%, non-market 80%

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

Series 1-41	2021-3-4	3,591	1,856	Service, vesting conditions : market 20%, non-market 80%
Series 1-42	2021-3-15	5,034	1,369	Service, vesting conditions : market 20%, non-market 80%
Series 1-43	2021-5-27	604	100	Service, vesting conditions : market 20%, non-market 80%
Series 1-44	2021-6-1	2,904	1,487	Service, vesting conditions : market 20%, non-market 80%
Series 1-45	2021-8-1	2,320	989	Service, vesting conditions : market 20%, non-market 80%
Series 1-46	2021-9-1	3,201	958	Service, vesting conditions : market 20%, non-market 80%
Series 1-47	2022-1-1	58,681	19,773	Service, vesting conditions : market 20%, non-market 80%
Series 1-48	2022-2-17	1,990	2,953	Service, vesting conditions : market 20%, non-market 80%
Series 1-49	2022-3-6	928	171	Service, vesting conditions : market 0%, non-market 100%
Series 1-50	2022-03-14	588	562	Service, vesting conditions : market 20%, non-market 80%
Series 1-51	2022-05-09	2,839	2,839	Service, vesting conditions : market 20%, non-market 80%
Series 1-52	2022-07-18	190	146	Service, vesting conditions : market 20%, non-market 80%
Series 1-53	2022-08-01	4,945	6,216	Service, vesting conditions : market 20%, non-market 80%
Series 1-54	2022-08-16	3,627	7,903	Service, vesting conditions : market 20%, non-market 80%
Series 1-55	2023-01-01	52,570	56,407	Service, vesting conditions : market 20%, non-market 80%
Series 1-55	2023-01-01	5,492	8,009	Service, vesting conditions : market 0%, non-market 100%
Series 1-55	2023-01-01	23,930	27,494	Service, vesting conditions : market 20%, non-market 80%
Series 1-56	2023-02-15	3,161	2,966	Service, vesting conditions : market 20%, non-market 80%
Series 1-57	2023-03-04	3,076	3,076	Service, vesting conditions : market 20%, non-market 80%
Series 1-58	2023-03-15	1,367	414	Service, vesting conditions : market 20%, non-market 80%
Series 1-59	2023-06-01	2,876	2,876	Service, vesting conditions : market 20%, non-market 80%
Series 1-60	2023-08-01	2,768	1,965	Service, vesting conditions : market 20%, non-market 80%
Series 1-61	2023-09-01	3,390	2,263	Service, vesting conditions : market 20%, non-market 80%
Series 1-62	2024-01-01	61,779	34,896	Service, vesting conditions : market 20%, non-market 80%
Series 1-62	2024-01-01	15,012	7,516	Service, vesting conditions : market 20%, non-market 80%
Series 1-63	2024-02-17	953	953	Service, vesting conditions : market 20%, non-market 80%
Series 1-64	2024-05-09	2,432	789	Service, vesting conditions : market 20%, non-market 80%
Series 1-65	2024-08-01	429	429	Service, vesting conditions : market 20%, non-market 80%
Series 1-66	2024-08-16	397	397	Service, vesting conditions : market 20%, non-market 80%

		589,454	301,632

[1]	The number of maximum payable shares per executive as at December 31, 2024.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

The details of share grants linked to short-term performance as at December 31, 2024, are as follows:

(In number of shares)	Grant date	Granted shares	Payable shares[1]	Vesting conditions[2]
Series 2-3	2016-1-1	5,454	1,532	Proportional to service period, vesting conditions satisfied
Series 2-4	2017-1-1	21,346	9,528	Proportional to service period, vesting conditions satisfied
Series 2-5	2018-1-1	31,432	17,752	Proportional to service period, vesting conditions satisfied
Series 2-6	2019-1-1	23,302	16,277	Proportional to service period, vesting conditions satisfied
Series 2-7	2020-1-1	66,921	19,507	Proportional to service period, vesting conditions satisfied
Series 2-8	2021-1-1	64,101	33,042	Proportional to service period, vesting conditions satisfied
Series 2-9	2022-1-1	52,139	40,676	Proportional to service period, vesting conditions satisfied
Series 2-10	2023-1-1	73,004	73,004	Proportional to service period, vesting conditions satisfied
Series 2-11	2024-1-1	32,754	32,754	Proportional to service period, vesting conditions satisfied
Series 3-3	2016-1-1	15,036	5,478	Proportional to service period, vesting conditions satisfied
Series 3-4	2017-1-1	12,112	6,343	Proportional to service period, vesting conditions satisfied
Series 3-5	2018-1-1	10,352	7,079	Proportional to service period, vesting conditions satisfied
Series 3-6	2019-1-1	18,194	13,167	Proportional to service period, vesting conditions satisfied
Series 3-7	2020-1-1	77,112	16,434	Proportional to service period, vesting conditions satisfied
Series 3-8	2021-1-1	91,948	45,831	Proportional to service period, vesting conditions satisfied
Series 3-9	2022-1-1	66,060	42,301	Proportional to service period, vesting conditions satisfied
Series 3-10	2023-1-1	76,048	74,588	Proportional to service period, vesting conditions satisfied
Series 4-1	2017-12-31	23,667	21,865	Proportional to service period, vesting conditions satisfied
Series 4-2	2019-12-31	30,098	793	Proportional to service period, vesting conditions satisfied
Series 4-3	2020-12-31	263,762	2,229	Proportional to service period, vesting conditions satisfied
Series 4-4	2021-12-31	268,781	66,815	Proportional to service period, vesting conditions satisfied
Series 4-5	2022-12-31	216,687	131,212	Proportional to service period, vesting conditions satisfied
Series 4-6	2023-12-31	293,942	258,711	Proportional to service period, vesting conditions satisfied

		1,834,252	936,918

[1]	The number of maximum payable shares per executive as at December 31, 2024.
[2]	Number of vested shares is determined by performance and paid for a deferred payment schedule over 3 to 5 years.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

Share grants are measured at fair value using the Monte Carlo Simulation Model and assumptions used in determining the fair value as at December 31, 2024, are as follows:

(In Korean won)	Risk free rate (%)	Fair value (Market performance condition)	Fair value (Non-market performance condition)
Series 1-1	2,688	—	79,280~79,280
Series 1-8	2,688	—	79,280~79,280
Series 1-10	2,688	—	79,280~79,280
Series 1-11	2,688	—	47,631~47,631
Series 1-13	2,688	—	47,631~79,280
Series 1-19	2,688	—	45,096~47,631
Series 1-21	2,688	—	45,096~87,156
Series 1-22	2,688	—	45,096~87,156
Series 1-24	2,688	—	45,096~56,379
Series 1-26	2,688	—	45,096~56,379
Series 1-28	2,688	—	45,096~87,156
Series 1-30	2,688	—	50,973~87,156
Series 1-31	2,688	—	45,096~56,379
Series 1-32	2,688	—	72,231~79,280
Series 1-33	2,688	—	87,156~87,156
Series 1-34	2,688	—	87,156~87,156
Series 1-35	2,688	—	45,096~56,379
Series 1-36	2,688	—	87,156~87,156
Series 1-37	2,688	—	68,992~87,156
Series 1-38	2,688	—	79,280~87,156
Series 1-39	2,688	—	79,280~87,156
Series 1-40	2,688	—	68,992~87,156
Series 1-41	2,688	—	72,231~79,280
Series 1-42	2,688	—	75,790~87,156
Series 1-43	2,688	—	87,156~87,156
Series 1-44	2,688	—	72,231~79,280
Series 1-45	2,688	—	75,790~87,156
Series 1-46	2,688	—	75,790~87,156
Series 1-47	2,688	—	68,992~87,156
Series 1-48	2,688	64,264~77,543	72,231~79,280
Series 1-49	2,688	—	79,280~87,156
Series 1-50	2,688	—	72,231~79,280
Series 1-51	2,688	72,231~87,156	72,231~79,280
Series 1-52	2,688	—	72,231~79,280
Series 1-53	2,688	72,231~87,156	72,231~79,280
Series 1-54	2,688	72,231~87,156	72,231~79,280
Series 1-55	2,688	72,231~87,156	68,992~87,156
Series 1-56	2,688	68,992~79,280	68,992~75,790
Series 1-57	2,688	72,231~87,156	72,231~79,280
Series 1-58	2,688	—	75,790~87,156
Series 1-59	2,688	72,231~87,156	72,231~79,280
Series 1-60	2,688	68,992~79,280	68,992~75,790
Series 1-61	2,688	68,992~79,280	68,992~75,790
Series 1-62	2,688	68,992~87,156	68,992~79,280
Series 1-63	2,688	72,231~87,156	72,231~79,280
Series 1-64	2,688	65,949~75,790	65,949~72,231
Series 1-65	2,688	72,231~87,156	72,231~79,280
Series 1-66	2,688	72,231~87,156	72,231~79,280
Series 2-3	2,688	—	47,631~87,156
Series 2-4	2,688	—	45,096~87,156

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In Korean won)	Risk free rate (%)	Fair value (Market performance condition)	Fair value (Non-market performance condition)
Series 2-5	2,688	—	45,096~87,156
Series 2-6	2,688	—	45,096~87,156
Series 2-7	2,688	—	50,973~87,156
Series 2-8	2,688	—	68,992~87,156
Series 2-9	2,688	—	52,755~87,156
Series 2-10	2,688	—	68,992~87,156
Series 2-11	2,688	—	68,992~82,170
Series 3-3	2,688	—	47,631~87,156
Series 3-4	2,688	—	45,096~87,156
Series 3-5	2,688	—	45,096~87,156
Series 3-6	2,688	—	45,096~87,156
Series 3-7	2,688	—	50,973~87,156
Series 3-8	2,688	—	68,992~87,156
Series 3-9	2,688	—	68,992~87,156
Series 3-9	2,688	—	68,992~87,156
Series 4-1	2,688	—	45,096~56,379
Series 4-2	2,688	—	50,973~50,973
Series 4-3	2,688	—	50,973~52,755
Series 4-4	2,688	—	50,973~87,156
Series 4-5	2,688	—	52,755~87,156
Series 4-6	2,688	—	75,790~87,156

The Group used the volatility of the stock price over the previous year as the expected volatility and used the dividend yield as the arithmetic mean of the dividend rate of one year before, two years before, and three years before the base year, in order to calculate fair value. Fair value is calculated based on risk free interest rate of 1 year-KTB rate.

In relation to the above share-based arrangements, the compensation cost amounting to ~~W~~92,491,618 thousand and ~~W~~66,785,811 thousand is recorded as accrued expenses to KB Financial Group Inc. as at December 31, 2024 and 2023, respectively.

34. Non-operating Income and Non-operating Expenses

The details of non-operating income for the years ended December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Gain on disposal of property and equipment	2,397	8,321
Gain on disposal of intangible assets	3,922,610	1,436,275
Reversal of impairment loss on intangible assets	1,019,296	1,726,399
Rent	7,299,613	6,781,887
Gain related to investments in associates	20,361,271	27,759,056
Others	47,347,733	29,592,459

	79,952,920	67,304,397

The details of non-operating expenses for the years ended December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Loss on disposal of property and equipment	245,419	29,760
Depreciation of investment properties	533,251	433,894
Loss on disposal of intangible assets	—	2,500
Impairment loss on investment properties [1]	—	109,155,681
Impairment loss on intangible assets	1,105,841	74,692
Donation	7,327,168	3,852,653
Loss related to investments in subsidiaries and associates	51,857,988	70,652,736
Others	51,036,717	70,495,148

	112,106,384	254,697,064

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

[1]

During the year ended December 31, 2023, there were signs of impairment for investment properties held by VREF Shaftesbury ScSp and BECKETT ACQUISITION LIMITED, which were subsidiaries of the Group, and the estimated recoverable amount was lower than the book value, so ~~W~~46,301 million and ~~W~~62,855 million of impairment losses, respectively, were recognized.

As at December 31, 2023, VREF Shaftesbury ScSp and BECKETT ACQUISITION LIMITED were excluded from consolidation.

35. Tax Expense and Deferred Tax

The details of income tax expense for the years ended December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Current tax
Current tax on profits for the year	275,696,796	151,268,757
Adjustments in respect of prior years	(763,297)	1,908,328
Deferred tax
Origination and reversal of temporary differences	(113,145,045)	(46,437,792)
Tax recognized directly in equity
Gain or loss on valuation for financial assets at FVOCI	(2,158,539)	(19,580,805)
Shares of other comprehensive income of associates	(2,375,992)	1,421,275
Gain on revaluation of property and equipment	—	84,436
Remeasurements of net defined benefit liabilities	1,702,285	1,798,561
Foreign operations translation	2,485,191	(589,364)
Hedge of net investments in foreign operations	7,772,865	(824,146)
Changes on the fair value of financial liabilities designated at FVTPL due to the change of credit risk	1,978,179	19,037,679
Tax effect derived from group’s income tax system	(12,920,250)	(3,353,308)

Income tax expense	158,272,193	104,733,621

Reconciliations of profit before tax and tax expense for the years ended December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Profit before tax (A)	748,633,013	492,761,458

Tax based on statutory rate	187,277,115	119,727,025
Adjustments
Non-deductible expense	5,532,864	4,853,834
Non-taxable income	(13,325,036)	(8,847,983)
Changes in deferred tax assets (liabilities) that have not been recognized	(25,982,120)	(7,517,397)
Effect from tax reduction and credit	(1,379,761)	(1,362,312)
Adjustment in respect of prior years	(763,296)	1,908,329
Tax effect from group’s income tax system	(12,920,250)	(3,353,308)
Changes in tax rate	—	350,253
Others	19,832,677	(1,024,820)

Tax expense (B)	158,272,193	104,733,621

Effective tax rate (B/A)	21.14%	21.25%

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

The changes in deferred tax assets (liabilities) for the years ended December 31, 2024 and 2023, are as follows:

	2024
(in thousands of Korean won)	Beginning balance	Profit (loss) for the year	Other comprehensive income	Ending balance
Provision for impairment	136,402	24,928	—	161,330
Commissions income	9,136,660	(3,655,638)	—	5,481,022
Financial assets at FVOCI	(105,219,053)	(822,640)	(2,158,539)	(108,200,232)
Defined benefit obligation	19,780,819	(663,984)	1,702,285	20,819,120
Other long-term employee benefits	1,867,887	44,608	—	1,912,495
Financial assets at FVTPL	35,908,444	20,842,494	—	56,750,938
Financial liabilities at FVTPL	(237,598,072)	140,811,271	1,978,179	(94,808,622)
Accrued expenses	69,216,464	15,545,000	—	84,761,464
Dividends (specific overseas company)	9,278,179	1,099,828	—	10,378,007
Accrued income	(34,529,235)	(11,902,244)	—	(46,431,479)
Property and equipment	(21,955,416)	341	—	(21,955,075)
Provisions for asset retirement obligation	2,391,555	47,008	—	2,438,563
Investments in associates and subsidiaries	(2,477,419)	(3,783,771)	—	(6,261,190)
Derivatives	154,172,948	(57,544,107)	—	96,628,841
Loans	1,506,318	(165,955)	—	1,340,363
Intangible assets	(20,852,423)	(254,858)	—	(21,107,281)
Plan assets	(3,503,491)	606,928	—	(2,896,563)
Advance depreciation provision	(2,401,725)	—	—	(2,401,725)
Interest related to loan for construction	(54,907)	3,723	—	(51,184)
Others	95,439,313	(7,114,851)	—	88,324,462

Subtotal	(29,756,752)	93,118,081	1,521,925	64,883,254
Deficit carryforward arising from the current year	—	—	—	—
Subtotal of deferred tax assets (liabilities) of the Parent Company	(29,756,752)	93,118,081	1,521,925	64,883,254

Unrecognized deferred tax assets (liabilities) of the Parent Company	(12,365,920)	(4,689,358)	—	(17,055,278)

Deferred tax assets (liabilities) of the Parent Company, net [1]	(17,390,832)	97,807,439	1,521,925	81,938,532
Deferred tax assets of subsidiaries	1,023,220	(379,677)	—	643,543
Deferred tax liabilities of subsidiaries	(810,550)	(119,034)	—	(929,584)
Changes in deferred tax assets due to adjustment of consolidation	6,287,460	5,409,109	7,882,066	19,578,635

Deferred tax assets of the Group	1,023,220	100,207,906	—	101,231,126

Deferred tax liabilities of the Group	(11,913,922)	2,509,931	9,403,991	—

[1]	The income tax rates used in computing deferred tax assets (liabilities) are the expected average tax rate, applicable to the forecasted period when the temporary differences are reversed.

	2023
(in thousands of Korean won)	Beginning balance	Profit (loss) for the year	Other comprehensive income	Ending balance
Provision for impairment	136,919	(517)	—	136,402
Commissions income	7,803,594	1,333,066	—	9,136,660
Financial assets at FVOCI	(85,934,450)	403,339	(19,687,942)	(105,219,053)
Defined benefit obligation	17,820,541	161,717	1,798,561	19,780,819
Other long-term employee benefits	1,901,703	(33,816)	—	1,867,887
Financial assets at FVTPL	195,212,195	(159,303,751)	—	35,908,444
Financial liabilities at FVTPL	(307,146,060)	50,510,309	19,037,679	(237,598,072)
Accrued expenses	54,462,905	14,753,559	—	69,216,464
Dividends (specific overseas company)	9,419,063	(140,884)	—	9,278,179
Accrued income	(24,776,460)	(9,752,775)	—	(34,529,235)
Property and equipment	(22,035,671)	(4,181)	84,436	(21,955,416)
Provisions for asset retirement obligation	2,332,599	58,956	—	2,391,555
Investments in associates and subsidiaries	(163,368)	(2,314,051)	—	(2,477,419)
Derivatives	45,168,323	109,004,625	—	154,172,948

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

Loans	1,604,716	(98,398)	—	1,506,318
Intangible assets	(20,232,372)	(620,051)	—	(20,852,423)
Plan assets	(3,293,977)	(209,514)	—	(3,503,491)
Advance depreciation provision	(2,410,822)	9,097	—	(2,401,725)
Interest related to loan for construction	(58,852)	3,945	—	(54,907)
Others	52,127,630	43,311,683	—	95,439,313

Subtotal	(78,061,844)	47,072,358	1,232,734	(29,756,752)

Deficit carryforward arising from the year	—	—	—	—
Subtotal of deferred tax assets (liabilities) of the Parent Company	(78,061,844)	47,072,358	1,232,734	(29,756,952)

Unrecognized deferred tax assets (liabilities) of the Parent Company	(4,216,737)	(8,149,183)	—	(12,365,920)

Deferred tax assets (liabilities) of the Parent Company, net [1]	(73,845,107)	55,221,541	1,232,734	(17,390,832)
Deferred tax assets of subsidiaries	1,289,260	(266,040)	—	1,023,220
Deferred tax liabilities of subsidiaries	(2,783,295)	1,972,745	—	(810,550)
Changes in deferred tax assets due to adjustment of consolidation	18,276,688	(12,104,129)	114,901	6,287,460

Deferred tax assets of the Group	1,289,260	(266,040)	—	1,023,220

Deferred tax liabilities of the Group	(58,351,714)	45,090,157	1,347,635	(11,913,922)

[1]	The income tax rates used in computing deferred tax assets (liabilities) are the expected average tax rate, applicable to the forecasted period when the temporary differences are reversed.

Temporary differences which were not recognized due to uncertainty of their realization as at December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Taxable temporary difference
Investments in subsidiaries	252,602,567	134,894,928
Intangible assets	58,888,990	58,888,990
Others	445,550	445,550

	311,937,107	194,229,468

Deductible temporary difference
Commission	9,239,637	9,239,637
Dividends	24,531,338	20,365,324
Investments in subsidiaries	37,911,226	22,786,722
Others	2,705,305	2,705,305

	74,387,506	55,096,988

	237,549,601	139,132,480

Details of income taxes that are charged or credited directly to equity for the years ended December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Recognized in other comprehensive income
Gain or loss on valuation for financial assets at FVOCI	(3,668,101)	(15,919,147)
Shares of other comprehensive income of associates	(2,375,992)	1,421,275
Gains on revaluation of property and equipment	—	84,436
Remeasurements of net defined benefit liabilities	1,702,285	1,798,561
Foreign operations translation	2,485,191	(589,364)
Hedge of net investments in foreign operations	7,772,865	(824,146)
Changes on the fair value of financial liabilities designated at FVTPL due to the change of credit risk	1,978,179	19,037,679
Reclassified to profit or loss
Gain or loss on valuation for financial assets at FVOCI	1,509,563	(3,661,658)

	9,403,990	1,347,636

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

36. Carrying Amounts of Financial Instruments by Category

Financial assets and liabilities are measured at fair value or amortised cost. Measurement policies for each category of financial assets and financial liabilities are disclosed in Note 2, ‘Material accounting policies’.

The carrying amounts of financial assets and liabilities by category as at December 31, 2024 and 2023, are as follows:

	2024
(in thousands of Korean won)	Financial asset measured at fair value through profit or loss	Financial asset measured at amortised cost	Financial asset measured at fair value through other comprehensive income	Totals
Financial Assets
Cash and deposits	—	3,322,504,801	—	3,322,504,801
Financial assets at FVTPL	37,098,018,781	—	—	37,098,018,781
Derivative financial assets	1,394,203,701	—	—	1,394,203,701
Equity instruments at FVOCI	—	—	1,356,768,478	1,356,768,478
Debt instruments at FVOCI	—	—	5,128,522,928	5,128,522,928
Loans measured at amortised cost	—	10,605,842,882	—	10,605,842,882
Other financial assets	—	2,813,756,957	—	2,813,756,957

	38,492,222,482	16,742,104,640	6,485,291,406	61,719,618,528

	2024
(in thousands of Korean won)	Financial liabilities measured at fair value through profit or loss	Financial liabilities designated at fair value through profit or loss	Financial liabilities measured at amortised cost	Derivative liabilities (hedging)	Totals
Financial Liabilities
Financial liabilities at FVTPL	2,558,520,223	—	—	—	2,558,520,223
Financial liabilities designated at FVTPL	—	8,010,047,059	—	—	8,010,047,059
Derivative financial liabilities	1,919,915,454	—	—	4,309,200	1,924,224,654
Deposit liabilities	—	—	7,725,858,827	—	7,725,858,827
Borrowings	—	—	33,454,601,384	—	33,454,601,384
Other financial liabilities	—	—	2,210,452,579	—	2,210,452,579

	4,478,435,677	8,010,047,059	43,390,912,790	4,309,200	55,883,704,726

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

	2023
(in thousands of Korean won)	Financial asset measured at fair value through profit or loss	Financial asset measured at amortised cost	Financial asset measured at fair value through other comprehensive income	Totals
Financial Assets
Cash and deposits	—	2,927,067,230	—	2,927,067,230
Financial assets at FVTPL	35,948,948,684	—	—	35,948,948,684
Derivative financial assets	1,138,492,891	—	—	1,138,492,891
Equity instruments at FVOCI	—	—	864,193,831	864,193,831
Debt instruments at FVOCI	—	—	4,270,319,038	4,270,319,038
Loans measured at amortised cost	—	10,418,945,936	—	10,418,945,936
Other financial assets	—	4,072,941,183	—	4,072,941,183

	37,087,441,575	17,418,954,349	5,134,512,869	59,640,908,793

	2023
(in thousands of Korean won)	Financial liabilities measured at fair value through profit or loss	Financial liabilities designated at fair value through profit or loss	Financial liabilities measured at amortised cost	Derivative liabilities (hedging)	Totals
Financial Liabilities
Financial liabilities at FVTPL	2,860,033,642	—	—	—	2,860,033,642
Financial liabilities designated at FVTPL	—	7,975,847,458	—	—	7,975,847,458
Derivative financial liabilities	1,810,865,351	—	—	5,307,120	1,816,172,471
Deposit liabilities	—	—	7,122,595,110	—	7,122,595,110
Borrowings	—	—	30,640,156,335	—	30,640,156,335
Other financial liabilities	—	—	3,894,408,700	—	3,894,408,700

	4,670,898,993	7,975,847,458	41,657,160,145	5,307,120	54,309,213,716

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

37. Financial Instruments

37.1 Fair Value of Financial Instruments by Class

Fair values of financial assets and financial liabilities as at December 31, 2024 and 2023, are as follows:

	2024		2023
(in thousands of Korean won)	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and deposits [2]	3,322,504,801	3,322,504,801	2,927,067,230	2,927,067,230
Financial assets at FVTPL [1]	37,098,018,781	37,098,018,781	35,948,948,684	35,948,948,684
Derivative financial assets [1]	1,394,203,701	1,394,203,701	1,138,492,891	1,138,492,891
Financial assets at FVOCI	6,485,291,406	6,485,291,406	5,134,512,869	5,134,512,869
Loans measured at amortised cost	10,605,842,882	10,617,262,736	10,418,945,936	10,413,875,783
Other financial assets[2]	2,813,756,957	2,813,756,957	4,072,941,183	4,072,941,183

	61,719,618,528	61,731,038,382	59,640,908,793	59,635,838,640

[1]	Deferred transaction gain or losses are adjusted in the carrying amount.
[2]

The fair value of cash and deposits, other financial assets, deposit liabilities and other financial liabilities with short maturity dates or uncertain maturity dates is presented at their book amounts.

	2024		2023
(in thousands of Korean won)	Carrying amount	Fair value	Carrying amount	Fair value
Financial liabilities
Deposit liabilities [2]	7,725,858,827	7,725,858,827	7,122,595,110	7,122,595,110
Financial liabilities at FVTPL	2,558,520,223	2,558,520,223	2,860,033,642	2,860,033,642
Financial liabilities designated at FVTPL[1]	8,010,047,059	8,010,047,059	7,975,847,458	7,975,847,458
Derivative financial liabilities[1]	1,924,224,654	1,924,224,654	1,816,172,471	1,816,172,471
Borrowings	33,454,601,384	33,477,622,455	30,640,156,335	30,630,441,081
Other financial liabilities[2]	2,210,452,579	2,210,452,579	3,894,408,700	3,894,408,700

	55,883,704,726	55,906,725,797	54,309,213,716	54,299,498,462

[1]	Deferred transaction gain or losses are adjusted in the carrying amount.
[2]

The fair value of cash and deposits, other financial assets, deposit liabilities and other financial liabilities with short maturity dates or uncertain maturity dates is presented at their book amounts.

Fair value is the price that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. For each class of financial assets and financial liabilities, the Group discloses the fair value of that class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

37.2 Fair Value Hierarchy

Financial instruments measured at fair value are categorized within the fair value hierarchy, and the defined levels are as follows:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2	Fair value using inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, prices) or indirectly (that is, derived from prices)

Level 3	Fair value using inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs)

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

The inputs used to measure the fair value of an asset or a liability might be categorized within different levels of the fair value hierarchy. In those cases, the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The observable input is generally used to the fair value measurement. However, if an observable input requires an adjustment using an unobservable input and that adjustment results in a significantly higher or lower fair value measurement, the resulting measurement would be categorized within Level 3 of the fair value hierarchy.

(a)	Fair value hierarchy of financial instruments measured at fair value

The fair value hierarchy of financial assets and liabilities measured at fair value as at December 31, 2024 and 2023, are as follows:

	2024
(in thousands of Korean won)	Level 1	Level 2	Level 3	Total
Financial assets
Financial assets at FVTPL – debt instruments [1]	7,516,138,758	23,854,828,909	2,831,841,789	34,202,809,456
Financial assets at FVTPL - equity instruments	1,476,635,311	209,125,333	271,825,317	1,957,585,961
Financial assets at FVTPL - loans	—	—	937,623,364	937,623,364
Derivative financial assets[1]	17,271,119	1,126,405,562	250,527,020	1,394,203,701
Financial assets at FVOCI	123,148,567	5,937,790,330	424,352,509	6,485,291,406

	9,133,193,755	31,128,150,134	4,716,169,999	44,977,513,888

Financial liabilities
Financial liabilities at FVTPL	2,558,520,223	—	—	2,558,520,223
Financial liabilities designated at FVTPL[1]	300,489,734	1,529,491,945	6,180,065,380	8,010,047,059
Derivative financial liabilities[1]	180,111,464	1,150,851,062	593,262,128	1,924,224,654

	3,039,121,421	2,680,343,007	6,773,327,508	12,492,791,936

[1]	Deferred transaction gain or losses are adjusted in the carrying amount.

	2023
(in thousands of Korean won)	Level 1	Level 2	Level 3	Total
Financial assets
Financial assets at FVTPL – debt instruments [1]	6,754,020,776	24,674,105,236	3,046,586,050	34,474,712,062
Financial assets at FVTPL - equity instruments	767,920,689	428,787,120	277,528,813	1,474,236,622
Derivative financial assets[1]	26,360,675	1,020,502,956	91,629,260	1,138,492,891
Financial assets at FVOCI	7,656,523	4,690,968,746	435,887,600	5,134,512,869

	7,555,958,663	30,814,364,058	3,851,631,723	42,221,954,444

Financial liabilities
Financial liabilities at FVTPL	2,860,033,642	—	—	2,860,033,642
Financial liabilities designated at FVTPL[1]	56,685,594	881,791,359	7,037,370,505	7,975,847,458
Derivative financial liabilities[1]	95,264,720	965,353,254	755,554,497	1,816,172,471

	3,011,983,956	1,847,144,613	7,792,925,002	12,652,053,571

[1]	Deferred transaction gain or losses are adjusted in the carrying amount.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

37.3 Valuation techniques and inputs classified by Level 2

The details of the valuation techniques and inputs classified by Level 2 as at December 31, 2024 and 2023 are as follows:

(in thousands of Korean won)	2024	Valuation techniques	Inputs
Financial assets at FVTPL	24,063,954,242	DCF Model, Closed form formula, Monte Carlo model, Black Scholes model, Hull and White Model and others	Price of underlying asset, interest rate, dividend rate, volatility, discount rate and others
Derivative financial assets(trading)	1,126,405,562	DCF Model, Closed form formula, Monte Carlo model, Black Scholes model, Hull and White Model, Option Pricing model and others	Interest rate, price of underlying asset, exchange rate, credit spread, discount rate, volatility and others
Financial assets at FVOCI	5,937,790,330	DCF Model	Discount rate, Interest rate and others

	31,128,150,134

Financial liabilities designated at FVTPL	1,529,491,945	DCF Model, Closed form formula, Monte Carlo model, Black Scholes model, Hull and White Mode and others	Price of underlying asset, interest rate, dividend rate, volatility, discount rate
Derivative financial liabilities(trading)	1,146,541,862	DCF Model, Closed form formula, Monte Carlo model, Black Scholes model, Hull and White Model, Option Pricing model and others	Interest rate, price of underlying asset, exchange rate, credit spread, discount rate, volatility
Derivative financial liabilities(hedging)	4,309,200	DCF Model	Discount rate, exchange rate and others

	2,680,343,007

(in thousands of Korean won)	2023	Valuation techniques	Inputs
Financial assets at FVTPL	25,102,892,356	DCF Model, Closed form formula, Monte Carlo model, Black Scholes model, Hull and White Model, Net asset value and others	Price of underlying asset, interest rate, dividend rate, volatility, discount rate and others
Derivative financial assets(trading)	1,020,502,956	DCF Model, Closed form formula, Monte Carlo model, Black Scholes model, Hull and White Model, Net asset value and others	Interest rate, price of underlying asset, exchange rate, credit spread, discount rate, volatility and others
Financial assets at FVOCI	4,690,968,746	DCF Model	Discount rate, Interest rate and others

	30,814,364,058

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

Financial liabilities designated at FVTPL	881,791,359	DCF Model, Closed form formula, Monte Carlo model, Black Scholes model, Hull and White Model, Net asset value and others	Price of underlying asset, interest rate, dividend rate, volatility, discount rate
Derivative financial liabilities(trading)	960,046,134	DCF Model, Closed form formula, Monte Carlo model, Black Scholes model, Hull and White Model, Net asset value and others	Interest rate, price of underlying asset, exchange rate, credit spread, discount rate, volatility
Derivative financial liabilities(hedging)	5,307,120	DCF Model	Discount rate, exchange rate and others

	1,847,144,613

37.4 Level 3 of the Fair Value Hierarchy Disclosure

(a)	Valuation Process for Fair Value Measurements Categorized Within Level 3 of the Fair Value Hierarchy

The fair value of financial instruments classified as Level 3 is determined by external valuation or self-valuation of the Group. Unobservable inputs are produced by the external appraiser or internal valuation system and the Group reviews the adequacy of the inputs. The Risk Management Council reviews the adequacy of the assessment methodology and valuation method of external appraiser and the internal valuation. The agenda of the Risk Management Council is being reported or approved by the Risk Committee.

(b)	Changes in Fair Value Measurements Categories of the Fair Value hierarchy

The changes in financial instruments with Level 3 fair value for the years ended December 31, 2024 and 2023, are as follows:

	2024
(in thousands of Korean won)	Financial assets at FVTPL	Financial assets at FVOCI	Net derivatives	Financial liabilities designated at FVTPL
Beginning balance	3,324,114,863	435,887,600	(663,925,237)	(7,037,370,505)
Total gains or losses
Profit or loss	25,833,132	—	(254,234,941)	(266,914,729)
Other comprehensive income	—	(11,946,500)	—	(10,815,593)
Purchases	2,746,821,655		3,907,013	—
Sales	(2,056,851,294)	411,409	(5,253,440)	—
Issues	—	—	(2,960,406)	(4,200,663,614)
Settlements	—	—	579,731,903	5,335,699,061
Transfer within levels [1]	1,372,114	—	—	—

Ending balance	4,041,290,470	424,352,509	(342,735,108)	(6,180,065,380)

[1]	Transfer within levels occurred due to the change in the availability of observable market data on the financial instruments.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

	2023
(in thousands of Korean won)	Financial assets at FVTPL	Financial assets at FVOCI	Net derivatives	Financial liabilities designated at FVTPL
Beginning balance	2,656,097,502	423,239,054	(656,766,734)	(8,241,509,165)
Total gains or losses
Profit or loss	92,977,448	—	(75,110,379)	(337,404,523)
Other comprehensive income	—	12,640,160	—	(32,370,491)
Purchases	1,328,794,036	(1)	11,645,512	—
Sales	(762,414,786)	8,387	(6,653,771)	—
Issues	—	—	(6,275,195)	(4,431,945,040)
Settlements	—	—	69,235,330	6,005,858,714
Transfer within levels [1]	8,660,663	—	—	—

Ending balance	3,324,114,863	435,887,600	(663,925,237)	(7,037,370,505)

[1]	Transfer within levels occurred due to the change in the availability of observable market data on the financial instruments.

In relation to changes in Level 3 fair value, total gains or losses related to the asset and liabilities held at the reporting date are included in the statements of comprehensive income for the years ended December 31, 2024 and 2023, are as follows:

	2024
(in thousands of Korean won)	Financial assets at FVTPL	Financial assets at FVOCI	Net derivatives	Financial liabilities designated at FVTPL
Profit or loss
Gain or loss on valuation of financial instruments[1]	(22,868,020)	—	(136,256,576)	(39,526,996)
Other comprehensive income
Gain or loss on valuation of financial assets at FVOCI[2]	—	(11,946,500)	—	—
Changes in fair value of financial liabilities at FVTPL due to the change of credit risk[2]	—	—	—	(9,524,866)

	(22,868,020)	(11,946,500)	(136,256,576)	(49,051,862)

[1]	Included in gain or loss on valuation and disposal of financial instruments on the statements of Profit or Loss.
[2]	Included in other comprehensive income on the statements of comprehensive income.

	2023
(in thousands of Korean won)	Financial assets at FVTPL	Financial assets at FVOCI	Net derivatives	Financial liabilities designated at FVTPL
Profit or loss
Gain or loss on valuation of financial instruments[1]	53,120,630	—	(38,278,972)	70,813,358
Other comprehensive income
Gain or loss on valuation of financial assets at FVOCI[2]	—	12,640,160	—	—
Changes in fair value of financial liabilities at FVTPL due to the change of credit risk[2]	—	—	—	(51,567,843)

	53,120,630	12,640,160	(38,278,972)	19,245,515

[1]	Included in gain or loss on valuation and disposal of financial instruments on the statements of Profit or Loss.
[2]	Included in other comprehensive income on the statements of comprehensive income.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(c)	Valuation techniques and the Inputs classified by Level 3

Valuation techniques and inputs for level 3 financial instruments are as follows:

	2024
(in thousands of Korean won)	Type	Fair value	Valuation techniques	Inputs	Unobservable input	Range	Relevance
Financial assets at FVTPL	Equity-linked securities	10,897,742	DCF model, Closed Form, FDM, Monte Carlo	Price of underlying asset, interest rate, discount rate,	Underlying asset volatility	0.26 ~ 0.36	Proportional
					Correlation	0.56 ~ 0.75	Proportional
	Other derivative linked securities	613,969,159	Simulation, Hull and White,	dividend ratio, volatility of	Underlying asset volatility	0.01 ~ 0.23	Proportional
			Black-Scholes Model, Binomial Tree	underlying assets, correlation of	Correlation	-0.12 ~ 1.00	Proportional
	Other OTC derivative linked contract	54,268,972	model, Net asset value, etc.	underlying assets, volatility of interest rate, probability of default	Underlying asset volatility	0.14 ~ 0.29	Proportional
					Correlation	-0.58 ~ 0.72	Proportional
	Debt instruments	2,152,705,915			Underlying asset volatility	0.18 ~ 0.37	Proportional
	Equity instruments	271,825,317			Underlying asset volatility	0.30 ~ 0.33	Proportional
					Discount rate	0.06 ~ 0.15	Inversely proportional
	Loans[1]	937,623,364			Probability of default	—	Inversely proportional
Derivative financial assets (trading)		250,527,020			Underlying asset volatility	0.01 ~ 0.65	Proportional
					Correlation	-0.58 ~ 1.00	Proportional
Financial assets at FVOCI	Equity instruments	424,352,509	DCF model, Risk-adjusted discount rate model, IMV model and others	Growth rate, discount rate	Growth rate	0.01 ~ 0.01	Proportional
					Discount rate	0.14 ~ 0.16	Inversely proportional

		4,716,169,998

Financial liabilities designated at FVTPL	Equity-linked securities sold	4,204,141,655	DCF model, Closed Form, FDM, Monte Carlo	Price of underlying asset, interest rate, discount rate,	Underlying asset volatility	0.14 ~ 0.54	Proportional
					Correlation	-0.58 ~ 0.75	Proportional
	Derivatives linked securities sold	1,914,786,835	Simulation, Hull and White, Black-Scholes Model, Binomial Tree	dividend ratio, volatility of underlying assets, correlation of	Underlying asset volatility	0.01 ~ 0.25	Proportional
					Correlation	-0.58 ~ 1.00	Proportional
	Other OTC derivatives linked contract sold[1]	61,136,890	model, Net asset value, etc.	underlying assets, volatility of interest rate,	Underlying asset volatility	0.22 ~ 0.65	Proportional
					Correlation	-0.58 ~ 0.74	Proportional
Derivative financial liabilities (trading)		593,262,128		probability of default	Underlying asset volatility	0.01 ~ 0.65	Proportional
					Correlation	-0.58 ~ 1.00	Proportional

		6,773,327,508

[1]	Derivatives which derive their value from interest rate, stock price, foreign exchange rate, commodity price, credit rate and others are included.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

	2023
(in thousands of Korean won)	Type	Fair value	Valuation techniques	Inputs	Unobservable input	Range	Relevance
Financial assets at FVTPL	Equity-linked securities	9,129,439	DCF model, Closed Form, Monte Carlo	Price of underlying asset, interest rate,	Underlying asset volatility	0.29 ~ 0.37	Proportional
					Correlation	0.57 ~ 0.76	Proportional
	Other derivative linked securities	508,364,682	Simulation, Hull and White,	discount rate, dividend ratio,	Underlying asset volatility	0.21 ~ 1.07	Proportional
			Black-Scholes Model, Net asset value, etc.	volatility of underlying assets, correlation of underlying assets,	Correlation	-0.01 ~ 0.90	Proportional
	Other OTC derivative linked contract	179,415,684			Underlying asset volatility	0.14 ~ 0.28	Proportional
				volatility of interest rate, probability of default	Correlation	-0.60 ~ 0.75	Proportional
	Debt instruments	2,349,676,246			Underlying asset volatility	0.13 ~ 0.69	Proportional
	Equity instruments[1]	277,528,812			Discount rate	0.08 ~ 0.23	Inversely proportional
Derivative financial assets (trading)		91,629,260			Underlying asset volatility	0.09 ~ 1.07	Proportional
					Correlation	-0.60 ~ 0.79	Proportional
Financial assets at FVOCI	Equity instruments	435,887,600	DCF model, Risk-adjusted discount rate model, IMV model and others	Growth rate, discount rate	Growth rate	0.01 ~ 0.01	Proportional
					Discount rate	0.13 ~ 0.14	Inversely proportional

		3,851,631,723

Financial liabilities designated at FVTPL	Equity-linked securities sold	5,108,542,623	DCF model, Closed Form, Monte Carlo	Price of underlying asset, interest rate, discount rate,	Underlying asset volatility	0.14 ~ 0.52	Proportional
					Correlation	-0.60 ~ 0.78	Proportional
	Derivatives linked securities sold	1,734,494,561	Simulation, Hull and White, Black-Scholes Model, Net asset	dividend ratio, volatility of underlying assets, correlation of	Underlying asset volatility	0.01 ~ 1.07	Proportional
	Other OTC derivatives linked contract sold[1]	194,333,321			Correlation	-0.60 ~ 0.90	Proportional
Derivative financial liabilities (trading)		755,554,497	value, etc.	underlying assets, volatility of interest rate,	Underlying asset volatility	0.14 ~ 0.47	Proportional
				probability of default	Correlation Underlying asset volatility	-0.60 ~ 0.73 0.04 ~ 1.07	Proportional Proportional
					Correlation	-0.60 ~ 0.90	Proportional

		7,792,925,002

[1]	Derivatives which derive their value from interest rate, stock price, foreign exchange rate, commodity price, credit rate and others are included.

(d)	Sensitivity Analysis of Recurring Fair Value Measurements Categorized Within Level 3 of the Fair Value Hierarchy

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in the fair value of financial instruments which are affected by the unobservable inputs, using a statistical technique. When the fair value is affected by more than two inputs, the amounts represent the most favorable or most unfavorable.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

The results of the sensitivity analysis for the effect on profit or loss from changes in inputs for each financial instrument as at December 31, 2024 and 2023, are as follows.

	2024
	Profit and loss		Other comprehensive income
(in thousands of Korean won)	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Financial assets
Financial assets at FVTPL[1]	26,980,468	(17,573,732)	—	—
Derivative financial assets [1]	14,841,168	(16,508,885)	—	—
Financial assets at FVOCI [2]	—	—	19,296,520	(14,882,691)

	41,821,636	(34,082,617)	19,296,520	(14,882,691)

Financial liabilities
Financial liabilities designated at FVTPL[1]	16,840,216	(16,759,886)	—	—
Derivative financial liabilities [1]	22,092,417	(24,479,482)	—	—

	38,932,633	(41,239,368)	—	—

[1]	Measured by changes in fair value based on the increasing or decreasing unobservable volatility of underlying assets by 10% or unobservable input(growth rate and discount rate) by 1%.
[2]	Measured by changes in fair value based on growth rate ((-)1~1%) and discount rate ((-)1~1%) that are unobservable inputs.

	2023
	Profit and loss		Other comprehensive income
(in thousands of Korean won)	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Financial assets
Financial assets at FVTPL[1]	18,133,573	(14,565,265)	—	—
Derivative financial assets [1]	7,711,516	(8,285,388)	—	—
Financial assets at FVOCI [2]	—	—	27,719,688	(20,456,568)

	25,845,089	(22,850,653)	27,719,688	(20,456,568)

Financial liabilities
Financial liabilities designated at FVTPL[1]	43,113,202	(42,487,042)	—	—
Derivative financial liabilities [1]	17,928,206	(19,069,748)	—	—

	61,041,408	(61,556,790)	—	—

[1]	Measured by changes in fair value based on the increasing or decreasing unobservable volatility of underlying assets by 10% or unobservable input(growth rate and discount rate) by 1%.
[2]	Measured by changes in fair value based on growth rate ((-)1~1%) and discount rate ((-)1~1%) that are unobservable inputs.

(e)	Day 1 Profit and Loss

If the Group uses a valuation technique that uses data not obtained from observable markets for the fair value at initial recognition of financial instruments, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price and the difference is amortised by using the straight-line method over the life of the financial instruments. If the fair value of the financial instruments can be subsequently determined using observable market inputs, the remaining deferred amount is immediately recognized in profit or loss.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

The aggregate difference yet to be recognized in profit or loss at the beginning and end of the year, and the changes in the balance of this difference, are as follows:

(in thousands of Korean won)	2024	2023
Balances at the beginning of the year (A)	32,605,297	83,377,184
Incurred during the year (B)	49,077,880	85,920,231
Amounts recognized in profit or loss during the year (C)	(63,079,559)	(136,692,118)

Balances at the end of year (A+B+C)	18,603,618	32,605,297

37.5 Fair value hierarchy of financial instruments which the fair value is disclosed

(a)	The fair value hierarchy of financial assets and liabilities which the fair value is disclosed as at December 31, 2024 and 2023, are as follows:

	2024
(in thousands of Korean won)	Level 1	Level 2	Level 3	Total
Financial assets
Loans measured at amortised cost	—	—	10,617,262,736	10,617,262,736
Financial liabilities
Borrowings	—	—	33,477,622,455	33,477,622,455

[1]

Cash and deposits, other financial assets, deposit liabilities and other financial liabilities that use book amount as a substitute for fair value because their maturities are relatively short or are not set, are not disclosed.

	2023
(in thousands of Korean won)	Level 1	Level 2	Level 3	Total
Financial assets
Loans measured at amortised cost	—	—	10,413,875,783	10,413,875,783
Financial liabilities
Borrowings	—	—	30,630,441,081	30,630,441,081

[1]

Cash and deposits, other financial assets, deposit liabilities and other financial liabilities that use book amount as a substitute for fair value because their maturities are relatively short or are not set, are not disclosed.

(b)	Valuation techniques and inputs

Valuation technique and inputs
Cash and deposits	The fair value of cash is the same as the book amount. The book amount is used as a substitute value of fair value for the majority of deposits consisting of overnight deposits and deposits with variable interest rate.
Loans measured at amortised cost	The fair values are calculated by discount rate considering market interest rates and borrower’s credit risk on expected cash flows.
Deposit liabilities and borrowings	The book amount is used as a substitute value of fair value for demand deposit liabilities, bank overdrafts and call money. With regard to the other deposits and borrowings, the fair values are calculated by discount rate considering residual risks at market interest rates on contractual cash flows.
Other financial assets and liabilities	As a temporary transitional account derived from various transactions, the book amount is used as a substitute value of fair value instead of applying DCF due to the relatively short-term or indefinite maturity.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

37.6 Derecognition of financial assets

The Group continues to recognize bonds sold under repurchase agreements and securities lending agreement, because the Group transferred the financial asset, but the assets does not meet the derecognition criteria. Due to the nature of transaction that bonds sold under repurchase agreements are under repurchase condition with fixed price and securities lending agreement contains the retransfer back condition by the end of lending period, the Group is liable to almost all risks and rewards related to the ownership of the financial assets.

As at December 31, 2024 and 2023, relevant information about transferred financial assets which do not qualify for derecognition are as follows:

	2024
	Financial assets at FVTPL		Financial assets at FVOCI
(in thousands of Korean won)	Debt instruments[1,2,3]	Equity instruments[2]	Debt instruments[1,3]	Equity instruments
Carrying amount of transferred assets	4,245,358,415	6,046,174	1,811,592,215	—
Carrying amount of related liabilities	4,138,807,782	—	1,774,216,825	—

[1]	Transferred debt instruments under repurchase agreements.
[2]	Transferred equity instruments and debt instruments under securities lending agreements.
[3]	As at December 31, 2024, the accrued interests related to debt securities of ~~W~~22,779 million is excluded.

	2023
	Financial assets at FVTPL		Financial assets at FVOCI
(in thousands of Korean won)	Debt instruments[1,2,3]	Equity instruments[2]	Debt instruments[1,3]	Equity instruments
Carrying amount of transferred assets	3,235,725,954	30,025,000	2,509,724,246	—
Carrying amount of related liabilities	3,097,597,098	—	2,481,220,084	—

[1]	Transferred debt instruments under repurchase agreements.
[2]	Transferred equity instruments and debt instruments under securities lending agreements.
[3]	As at December 31, 2023, the accrued interests related to debt securities of ~~W~~37,381 million is excluded.

Meanwhile, the Group provided additional credit enhancements such as purchase agreements in addition to recourse limited to transferred assets to subsidiaries established for asset securitization purposes.

Details of carrying amounts of the underlying assets and the associated liabilities as of December 31, 2024 and 2023, are as follows:

(In thousands of Korean won)		2024	2023
Underlying assets	Financial assets at fair value through profit or loss	93,804,238	287,035,556
	Loans measured at amortized cost[1]	2,271,500,415	1,765,268,001

		2,365,304,653	2,052,303,557

Associated liabilities	Debentures	2,340,021,256	2,013,676,679

[1]	The amounts disclosed in above table are before deduction of allowances.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

38. Financial Risk Management

38.1 Summary

38.1.1 Overview of Financial Risk Management Policy

The financial risks that the Group is exposed to are credit risk, liquidity risk, market risk, operational risk and others.

The note regarding financial risk management provides information about the risks that the Group is exposed to, including the objectives, policies and processes for assessing and managing the risks and net operating capital ratio management. Additional quantitative information is disclosed throughout the notes to the consolidated financial statements.

The Group’s risk management system focuses on increasing transparency, developing the risk management environment, preventing transmission of risk to other related subsidiaries, and the preemptive response to risk due to rapid changes in the financial environment to support the Group’s long-term strategy and business decisions efficiently. Credit risk, liquidity risk, market risk, operational risk, and credit concentration risk are recognized as the Group’s key risks. These risks are measured and managed by quantification as regulatory capital and VaR (Value at Risk) using a statistical method.

38.1.2 Risk Management Organization

(a) Board of Directors

Board of Directors are the ultimate decision-making authority that appoint and dismiss Risk Management Committee, establish and amend the Risk Management Committee policies, establish the Group’s criteria for risk limit, decide on basic policy of risk management, and approve large-scale investments.

(b) Risk Management Committee

The Risk Management Committee consists of more than three directors appointed by the Board of Directors (including more than a half of external director). The Risk Management Committee executes the operations delegated by Board Of Directors in accordance with Risk Management Committee policy

(c) Risk Management Council

Risk Management Council consists of members appointed by Company’s executives, including the director who is responsible for risk management, compliance, planning/management. Also the organization is delegated by Risk Management Committee to perform deliberation/resolution for major policies and matters related to the risk.

(d) Risk management department

Risk management department carries out practical tasks, required for risk management of the Group, such as supporting the Risk Management Committee, reporting the Group’s risk level and computing net operating capital ratio.

38.1.3 Risk Management System

In order to establishing risk management structure, the Group built the total risk management system, ERMS (Enterprise Risk Management System), which is designed for reasonable price valuation against risks and the management of risk limitation to raise the soundness of assets and allocate resources efficiently. Moreover, the Group performs business with risk management basis in mainly by constructing RAPM (Risk Adjusted Performance Measure) and enlarging the portion of performance evaluation.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

38.1.4 Risk Management Strategy and Policy

As an allocation of risk capital and risk limit establishment process, the risk capital is allocated through resolution of Risk Management Committee meetings, and the amount of risk capital is anticipated for each risk sector, business sector and department by reflecting annual management strategy and business plans.

38.2 Credit Risk

38.2.1 Overview of Credit Risk

The Group is exposed to certain level of credit risk and the credit risk is the risk of possible loss to portfolio due to counterparty’s credit event and breach of covenant. Credit risk exposure occurs in investment activities such as loans, debt instruments, derivative transactions, and non-trading accounts, or can exist in relating to off-balance accounts.

38.2.2 Credit Risk Management

Credit risk is the risk of financial loss to the Group if a customer or counterparty of a financial instrument fails to meet its contractual obligations. If the trading department of the Group wants to deal with the counterparty that may cause the credit risk, the trading department submits product management plan and application in advance to get approval by the Risk Management Council and the Risk Management Committee. The deal is executed when the approval by the Risk Management Council and the Risk Management Committee is completed. Credit risk limit depends on 1) standard credit risk limit, 2) concentration limit on the same person and 3) credit rating and additional limit may be added by the trading department. In addition, credit VaR is measured in addition to the credit management listed above and credit VaR due to the internal model is operated by the credit manager measurement system of the risk metrics group. Limit management is performed on a daily basis and stress test is performed on a regular basis and in case of excess of the limit, trading department expedite the process with the procedure set by the risk management department.

38.2.3 Maximum Exposure to Credit Risk

The maximum exposure of credit risk related to the off-balance as at December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Agreement to purchase the commercial papers [1]	824,171,844	1,287,400,000
Guarantees and loan commitment	1,608,313,801	1,343,191,856

	2,432,485,645	2,630,591,856

[1]	According to the above arrangement, the Group holds the asset-backed short-term bonds amounting to ~~W~~278,820 million and ~~W~~441,661million as at December 31, 2024 and 2023, respectively.

The Group does not disclose financial assets (except above contracts) whose carrying amount represents the maximum exposure to credit risk.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

38.2.4 Credit Risk Concentration Analysis

(a) Loans

Most of counterparties of loan transactions, before considering collaterals and other credit reinforcements, are concentrated in Korea. The ratios of loans to individuals and corporations and related allowances as at December 31, 2024 and 2023, are as follows:

	2024
(in thousands of Korean won)	Loans	Ratio (%)	Allowances	Carrying amount
Individuals	2,941,709,421	24.98	(6,513,007)	2,935,196,414
Corporations	8,834,376,507	75.02	(226,106,675)	8,608,269,832

	11,776,085,928	100.00	(232,619,682)	11,543,466,246

	2023
(in thousands of Korean won)	Loans	Ratio (%)	Allowances	Carrying amount
Individuals	3,397,169,142	32.07	(6,005,060)	3,391,164,082
Corporations	7,196,838,736	67.93	(169,056,882)	7,027,781,854

	10,594,007,878	100.00	(175,061,942)	10,418,945,936

The details of the Group’s loans by industry as at December 31, 2024 and 2023, are as follows:

	2024
(in thousands of Korean won)	Loans	Ratio (%)	Allowances	Carrying amount
Financial service	6,601,761,843	56.06	(182,838,151)	6,418,923,692
Manufacturing	560,526,792	4.76	(3,170,539)	557,356,253
Service	1,067,869,776	9.07	(38,517,398)	1,029,352,378
Others	604,218,096	5.13	(1,580,587)	602,637,509
Individuals	2,941,709,421	24.98	(6,513,007)	2,935,196,414

	11,776,085,928	100.00	(232,619,682)	11,543,466,246

	2023
(in thousands of Korean won)	Loans	Ratio (%)	Allowances	Carrying amount
Financial service	4,601,607,375	43.44	(52,571,064)	4,549,036,311
Manufacturing	492,500,481	4.65	(4,293,484)	488,206,997
Service	1,393,752,994	13.16	(105,495,264)	1,288,257,730
Others	708,977,886	6.69	(6,697,070)	702,280,816
Individuals	3,397,169,142	32.06	(6,005,060)	3,391,164,082

	10,594,007,878	100.00	(175,061,942)	10,418,945,936

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(b) Deposits, Securities (except equity instruments) and Derivatives

Most of deposits, securities (except equity instruments) and derivatives, before considering collaterals and other credit reinforcements, are concentrated in securities issued in Korea. The details of the Group’s securities (except equity instruments) by industry as at December 31, 2024 and 2023, are as follows:

	2024
(in thousands of Korean won)	Amount	Ratio (%)	Allowances	Carrying amount
Deposits measured at amortised cost
Banking and insurance	2,540,156,180	100.00	(738,213)	2,539,417,967

	2,540,156,180	100.00	(738,213)	2,539,417,967

Securities at FVTPL
Government and government funded institutions	13,578,873,618	39.70	—	13,578,873,618
Banking and insurance	11,270,347,932	32.95	—	11,270,347,932
Others	9,353,587,907	27.35	—	9,353,587,907

	34,202,809,457	100.00	—	34,202,809,457

Derivatives financial assets
Government and government funded institutions	1,436,669	0.10	—	1,436,669
Banking and insurance	1,347,178,446	96.63	—	1,347,178,446
Others	45,588,586	3.27	—	45,588,586

	1,394,203,701	100.00	—	1,394,203,701

Securities at FVOCI
Government and government funded institutions	2,108,565,891	41.11	—	2,108,565,891
Banking and insurance	1,767,614,427	34.47	—	1,767,614,427
Others	1,252,342,610	24.42	—	1,252,342,610

	5,128,522,928	100.00	—	5,128,522,928

	43,265,692,266		(738,213)	43,264,954,053

	2023
(in thousands of Korean won)	Amount	Ratio (%)	Allowances	Carrying amount
Deposits measured at amortised cost
Banking and insurance	2,312,607,032	100.00	(290,229)	2,312,316,803

	2,312,607,032	100.00	(290,229)	2,312,316,803

Securities at FVTPL
Government and government funded institutions	12,120,547,410	35.16	—	12,120,547,410
Banking and insurance	10,979,530,283	31.85	—	10,979,530,283
Others	11,374,398,394	32.99	—	11,374,398,394

	34,474,476,087	100.00	—	34,474,476,087

Derivatives financial assets
Government and government funded institutions	2,343,222	0.21	—	2,343,222
Banking and insurance	1,095,977,872	96.26	—	1,095,977,872
Others	40,171,797	3.53	—	40,171,797

	1,138,492,891	100.00	—	1,138,492,891

Securities at FVOCI
Government and government funded institutions	1,619,519,950	37.92	—	1,619,519,950
Banking and insurance	1,524,865,892	35.71	—	1,524,865,892
Others	1,125,933,195	26.37	—	1,125,933,195

	4,270,319,037	100.00	—	4,270,319,037

	42,195,895,047		(290,229)	42,195,604,818

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

38.2.5 Credit Quality of Financial Assets

(a) Loans

The credit quality of loans measured at amortised cost and loans measured at fair value through profit or loss as at December 31, 2024 and 2023, are as follows:

	2024
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying Credit loss model	The financial instruments not applying expected credit loss model	Total
		Non-impaired	Impaired
Loans measured at amortised cost [1]
Corporates
Grade 1	4,388,199,086	—	—	—	—	4,388,199,086
Grade 2	2,599,570,638	15,388,889	—	—	—	2,614,959,527
Grade 3	21,023,545	644,666,419	—	—	—	665,689,964
Grade 4	42,091,180	108,462,000	—	—	—	150,553,180
Grade 5	—	—	77,351,386	—	—	77,351,386

	7,050,884,449	768,517,308	77,351,386	—	—	7,896,753,143

Retails
Grade 1	2,933,509,136	—	—	—	—	2,933,509,136
Grade 2	252,574	—	—	—	—	252,574
Grade 3	—	—	—	—	—	—
Grade 4	1,434,704	—	—	—	—	1,434,704
Grade 5	—	—	6,513,007	—	—	6,513,007

	2,935,196,414	—	6,513,007	—	—	2,941,709,421

Loans measured at FVTPL
Corporates
Grade 1	—	—	—	—	937,623,364	937,623,364
Grade 2	—	—	—	—	—	—
Grade 3	—	—	—	—	—	—
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	—	—	—	—	937,623,364	937,623,364

	9,986,080,863	768,517,308	83,864,393	—	937,623,364	11,776,085,928

[1]	The amounts disclosed in above table are before deduction of allowances

	2023
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying Credit loss model	The financial instruments not applying expected credit loss model	Total
		Non-impaired	Impaired
Loans measured at amortised cost [1]
Corporates
Grade 1	3,673,505,603	—	—	—	—	3,673,505,603
Grade 2	3,106,825,830	619,543	—	—	—	3,107,445,373

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

Grade 3	61,467,462	107,490,000	—	—	—	168,957,462
Grade 4	39,278,916	148,024,000	—	—	—	187,302,916
Grade 5	—	—	59,627,382	—	—	59,627,382

	6,881,077,811	256,133,543	59,627,382	—	—	7,196,838,736

Retails
Grade 1	3,389,391,956	—	—	—	—	3,389,391,956
Grade 2	321,798	—	—	—	—	321,798
Grade 3	—	—	—	—	—	—
Grade 4	1,450,328	—	—	—	—	1,450,328
Grade 5	—	—	6,005,060	—	—	6,005,060

	3,391,164,082	—	6,005,060	—	—	3,397,169,142

Loans measured at FVTPL
Corporates
Grade 1	—	—	—	—	235,977	235,977
Grade 2	—	—	—	—	—	—
Grade 3	—	—	—	—	—	—
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	—	—	—	—	235,977	235,977

	10,272,241,893	256,133,543	65,632,442	—	235,977	10,594,243,855

[1]	The amounts disclosed in above table are before deduction of allowances

Ranges	Corporates	Retails
Grade 1	AAA ~ BBB+	1 ~ 5 grade
Grade 2	BBB ~ BB	6 ~ 8 grade
Grade 3	BB- ~ B	9 ~ 10 grade
Grade 4	B- ~ CCC	11 grade
Grade 5	Below CC	Below 12 grade

The effect of measured credit risk which is released due to enhancement of collateral and other credit supplements secured for loans as at December 31, 2024 and 2023, are as follows:

	2024
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying Credit loss model	The financial instruments not applying expected credit loss model	Total
		Non-impaired	Impaired
Guarantee	23,488,801	—	—	—	—	23,488,801
Real estate	242,619,244	92,237,004	290,222	—	—	335,146,470
Securities	8,083,758,642	2,258,741	—	—	752,340,997	8,838,358,380

	8,349,866,687	94,495,745	290,222	—	752,340,997	9,196,993,651

	2023
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying Credit loss model	The financial instruments not applying expected credit loss model	Total
		Non-impaired	Impaired
Guarantee	10,048,992	—	—	—	—	10,048,992
Real estate	385,610,364	27,958,078	1,037,278	—	—	414,605,720
Securities	7,553,968,485	600,370	—	—	—	7,554,568,855

	7,949,627,841	28,558,448	1,037,278	—	—	7,979,223,567

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(b) Securities (debt instruments)

The credit quality of securities (debt instruments) as at December 31, 2024 and 2023, are as follows:

	2024
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model	The financial instruments not applying expected credit loss model	Total
		Non-impaired	Impaired
Financial assets at FVOCI [1]
Grade 1	4,711,912,740	—	—	—	—	4,711,912,740
Grade 2	416,610,187	—	—	—	—	416,610,187
Grade 3	—	—	—	—	—	—
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	5,128,522,927	—	—	—	—	5,128,522,927

[1]	Before deduction of allowances

	2023
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model	The financial instruments not applying expected credit loss model	Total
		Non-impaired	Impaired
Financial assets at FVOCI [1]
Grade 1	4,032,611,482	—	—	—	—	4,032,611,482
Grade 2	237,707,555	—	—	—	—	237,707,555
Grade 3	—	—	—	—	—	—
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	4,270,319,037	—	—	—	—	4,270,319,037

[1]	Before deduction of allowances

The Group’s standard for credit quality of securities(except equity investments) linked to credit rating presented by 3rd party credit rating institutions is as follows.

	Domestic			Foreign
Credit Quality	KIS	NICE	FnPricing	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A-To AA-	A- To AA-	A- To AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	Below BB-	Below BB-	Below BB-	Below B	Below B	Below B2

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

The classification of credit quality for debt instruments in Korean won is based on lowest credit rating among the one of three domestic credit rating institutions and the classification of credit quality for debt instruments in foreign currency is based on lowest credit rating among the one of three foreign credit rating institutions.

(c) Deposits

The credit quality of deposits as at December 31, 2024 and 2023, are as follows:

2024
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model	Total
		Non-impaired	Impaired
Deposits measured at amortised cost [1]
Grade 1	2,540,156,180	—	—	—	2,540,156,180
Grade 2	—	—	—	—	—
Grade 3	—	—	—	—	—
Grade 4	—	—	—	—	—
Grade 5	—	—	—	—	—

	2,540,156,180	—	—	—	2,540,156,180

[1]	Before deduction of allowances

2023
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model	Total
		Non-impaired	Impaired
Deposits measured at amortised cost [1]
Grade 1	2,312,607,032	—	—	—	2,312,607,032
Grade 2	—	—	—	—	—
Grade 3	—	—	—	—	—
Grade 4	—	—	—	—	—
Grade 5	—	—	—	—	—

	2,312,607,032	—	—	—	2,312,607,032

[1]	Before deduction of allowances

The Group’s standard for credit quality of deposits is same as the one of debt securities.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(d) Commitments

The credit quality of commitments as at December 31, 2024 and 2023, are as follows:

	2024
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model	Total
		Non-impaired	Impaired
Guaranteed payment and commitment
Grade 1	663,275,523	—	—	—	663,275,523
Grade 2	1,100,207,671	911,111	—	—	1,101,118,782
Grade 3	84,500,179	49,243,753	—	—	133,743,932
Grade 4	514,287,729	20,059,679	—	—	534,347,408
Grade 5	—	—	—	—	—

	2,362,271,102	70,214,543	—	—	2,432,485,645

	2023
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model	Total
		Non-impaired	Impaired
Guaranteed payment and commitment
Grade 1	680,456,667	—	—	—	680,456,667
Grade 2	1,434,390,763	12,713,791	—	—	1,447,104,554
Grade 3	42,688,444	37,710,000	—	—	80,398,444
Grade 4	416,318,854	6,313,337	—	—	422,632,191
Grade 5	—	—	—	—	—

	2,573,854,728	56,737,128	—	—	2,630,591,856

(e) Other receivables from securities transactions

Among loan and receivables which are classified as other financial assets, other receivables from securities transactions, as at December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Other receivables related to proprietary trading	209,127,588	227,167,398
Other receivables related to brokerage transactions	1,652,090,991	2,917,552,941

The Group recognizes receivables and payables between Korea Exchange (Clearing and Settlement Organization) and customers regarding securities brokerage transactions on the trade date. The Group is exposed to credit risks between the trade date and settlement date (generally less than two business days from the trade date) relating to investment brokerage business, which is standardized by related regulations. As a central counterparty, Korea Exchange mitigates the payment default risk by managing collective fund for default loss, and the Group mitigates customer default risk through margin requirements system. Also, if the customers can not pay by the settlement date, the Group can collect the receivables through covering. Therefore, credit risk that the Group actually bears is linked to the price fluctuation risk of securities between the trade date and the settlement date.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

In addition, related to standardized investment trading of securities, the Group recognizes the on-the-counter transactions on the Korea Exchange, the clearing and settlement institution, and over-the-counter transactions with the customer on the date which the sales contract is signed for the assets and liabilities. Accordingly, the Company is exposed to the risk of price fluctuation risk and credit risk of the securities subject to trading during the period between the date of execution of the sales contract and the settlement date.

38.3 Liquidity Risk

38.3.1 Overview of Liquidity Risk

Liquidity risk is the risk of insolvency or loss due to a disparity between the inflow and outflow of funds, unexpected outflow of funds, and obtaining funds at a high price or disposing of securities at an unfavorable price due to lack of available funds. The Group manages its liquidity risk through analysis of the contractual maturity of all financial assets, liabilities and off-statement of financial position items such as commitments and financial guarantee contracts. The Group discloses them by maturity groups: Up to one month, between over one month and three months, between over three months and twelve months, between over one year and five years, and over five years.

38.3.2 Liquidity Risk Management Policy

The Group has established an appropriate liquidity risk management framework for the management of the Group’s short-, medium- and long-term funding and liquidity management requirements. The Group manages liquidity risk by maintaining adequate reserves, banking facilities and reserve borrowing facilities, by continuously monitoring forecast and actual cash flows and by matching the maturity profiles of financial assets and liabilities. Meanwhile, additional details of unused funding arrangement to reduce liquidity risk that the Group holds at its discretion are discussed in Note 41.

38.3.3 Analysis on Remaining Contractual Maturities of Financial Liabilities

Cash flows disclosed for the maturity analysis are undiscounted contractual principal and interest to be received (paid) and, thus, differ from the amount in the financial statements which is based on the present value of expected cash flows in some cases.

The remaining contractual maturities of financial liabilities as at December 31, 2024 and 2023, are as follows:

	2024
(in thousands of Korean won)	On demand	Up to one month	One to three months	Three to 12 months	12 months to five years	More than five years	Total
Financial liabilities
Financial liabilities at FVTPL	2,558,520,223	—	—	—	—	—	2,558,520,223
Financial liabilities designated at FVTPL [1]	8,010,047,059	—	—	—	—	—	8,010,047,059
Derivatives (trading) [2]	1,919,915,454	—	—	—	—	—	1,919,915,454
Derivatives (hedge)	—	—	—	4,309,200	—	—	4,309,200
Deposit liabilities [3]	7,725,858,827	—	—	—	—	—	7,725,858,827
Borrowings	10,611,705,622	7,715,085,405	2,850,887,493	9,780,216,826	2,876,120,052	20,323,297	33,854,338,694
Other financial liabilities	17,893,430	1,927,935,637	7,749,439	28,071,301	86,844,309	3,954,341	2,072,448,458
Guaranteed payments and commitment [4]	2,432,485,645	—	—	—	—	—	2,432,485,645

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

[1]	Derivatives-linked securities as financial liabilities designated at FVTPL are classified as ‘on demand’ because derivatives-linked securities are subject to early settlement.
[2]	Derivatives are classified as ‘on demand’ because contract maturity is not necessary in understanding the cash flow timing of the derivatives
[3]	Deposits that are contractually repayable on demand or on short notice are classified as ‘on demand’ category.
[4]

With respect to the guaranteed payments and commitments, the amounts included above, which the Group might pay at maximum based on the contract, if the warrantee claims the entire amount of the guarantee, are classified on the basis of the earliest period when those agreements may be executed.

	2023
(in thousands of Korean won)	On demand	Up to one month	One to three months	Three to 12 months	12 months to five years	More than five years	Total
Financial liabilities
Financial liabilities at FVTPL	2,860,033,642	—	—	—	—	—	2,860,033,642
Financial liabilities designated at FVTPL [1]	7,975,847,458	—	—	—	—	—	7,975,847,458
Derivatives (trading) [2]	1,810,865,351	—	—	—	—	—	1,810,865,351
Derivatives (hedge)	—	5,307,120	—	—	—	—	5,307,120
Deposit liabilities [3]	7,122,595,110	—	—	—	—	—	7,122,595,110
Borrowings	10,669,556,820	7,741,913,669	2,396,282,276	7,926,486,695	2,240,516,466	21,260,145	30,996,016,071
Other financial liabilities	16,792,892	3,635,476,628	6,950,761	25,229,834	89,729,147	2,013,759	3,776,193,021
Guaranteed payments and commitment [4]	2,630,591,856	—	—	—	—	—	2,630,591,856

[1]	Derivatives-linked securities as financial liabilities designated at FVTPL are classified as ‘on demand’ because derivatives-linked securities are subject to early settlement.
[2]	Derivatives are classified as ‘on demand’ because contract maturity is not necessary in understanding the cash flow timing of the derivatives
[3]	Deposits that are contractually repayable on demand or on short notice are classified as ‘on demand’ category.
[4]

With respect to the guaranteed payments and commitments, the amounts included above, which the Group might pay at maximum based on the contract, if the warrantee claims the entire amount of the guarantee, are classified on the basis of the earliest period when those agreements may be executed.

38.4 Market Risk

38.4.1 Overview of Market Risk

Market risk refers to the risk that the value of a position held by the Group may fluctuate due to price fluctuations of market factors such as stock, interest rates, foreign exchange rates, commodity and others.

Market risk is daily managed by establishing the limitations considering products’ natures such as position limitations, loss limitations, VaR limitations, sensitivity limitations (duration, delta, gamma, vega, others) and others. Relevant business procedures are processed by written regulations and guidelines.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

38.4.2 Value at Risk (“VaR”)

The Exposure to market risk is measured by the Value at Risk (VaR). VaR is the potential loss that can occur in the holding position when the market price moves in an adverse direction within a given confidence level for a given holding period in the normal market.

Historical simulation model is used to calculate 10days VaR. Historical simulation model is based on past changes of market variables without assuming a specific probability distribution.

The Group uses the 10-day return of the past two-year time series of the asset risk factor and uses the 99% confidence level of the two-year time series of the portfolio. 10days VaR that is under 99% of confidence level that the Group uses reflects daily losses do not exceed the reported VaR with 99% chance.

The average, minimum and maximum amount of the Group’s VaR (99%, 10 days) as at December 31, 2024 and 2023, are as follows:

	2024
(in thousands of Korean won)	Average	Maximum	Minimum	December 31, 2024
Total VaR	32,714,101	52,796,377	15,391,508	31,000,920

	2023
(in thousands of Korean won)	Average	Maximum	Minimum	December 31, 2023
Total VaR	41,016,817	74,963,467	16,665,793	37,039,843

38.4.3 Risk Management by Market Risk Factors

The Group’s market risk is comprised of interest rate risk, foreign exchange rate risk and stock price risk.

(a) Stock price risk

Stock price risk arises from the Group’s foreign currency stocks and Korean won stocks.

Hedging instruments of Equity Linked Security and Equity Linked Warrant comprise most of stock trading portfolio and certain security proprietary trading is composed of trading securities on the exchange, futures contracts maturing in a month or two, and others under the restriction of position limitation, sale at loss, loss limitation, and others. Marketable stocks among non-trading positions and stock beneficiary certificates are included in stock price risk as market VaR is computed.

Risk Management Council allocates position and loss limitations, and risk management department monitors asset management department’s possible breach of limitations and other special matters on a daily basis.

(b) Interest rate risk

Trading position interest rate risk usually arises from debt instruments denominated in Korean won. The Group’s trading strategy is to benefit from short-term movements in the prices of debt instruments arising from changes in interest rates.

The product prices of the Group’s trading accounts are disclosed daily. The risks related to trading accounts are managed by using market price based method such as market VaR and sensitivity analysis.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(c) Foreign exchange rate risk

Foreign exchange rate risk arises through ownership of assets and liabilities, denominated in currencies other than Korean won, from non-trading positions, or through foreign currency forward contracts, currency swaps and foreign currency trading securities.

The Group computes foreign currency position’s net position regularly to follow the Regulation on Financial Investment Business and reports it to the supervisory body.

Also, the Group manages the risk for total position exposed to foreign exchange rate including non-trading position by using market price base method such as market VaR and sensitivity analysis.

38.5 Operational Risk

38.5.1 Concept

The Group defines operational risk to the extent of financial risk and non-financial risk incurred by unreasonable or wrong internal process, labor, system and external incidents.

38.5.2 Operational Risk Management

The purpose of operational risk management is to control activity through continuous improvement of internal controls, performing proactive preventive control, proliferation of culture of risk management by establishing internal control that could respond quickly against change of business environment. OMRS (Operational Risk Management System supports performing overall risk management such as recognition of operational risk, evaluation and monitoring. Periodically, through RCSA (Risk Control Self Assessment), management of KRI (Key Risk Indicator), management of data loss and related preparation of countermeasures, it controls the risks in advance, as well as collecting data for future advanced management method.

38.6 Capital Management

Main purpose of the capital risk management of the Group is optimizing use of capital and sustaining healthy financial status in order to maximize shareholder value. The Group has performed capital risk management through estimating net capital ratio based on ‘Capital Market and Financial Investment Business Act’, enforced in February 2009.

Net capital ratio is the net capital minus the total risk amount divided by the essential equity to sustain per each business unit. [(Net capital – total risk amounts) / essential equity to sustain per each business unit]. This formula is calculated based on the financial statements amount.

The net capital is calculated by subtracting deductible items from and including additional item to financial investor’s net asset (asset-liability) as at date. The deductible item refers any asset that is difficult to be converted into cash immediately such as property, plant and equipment. The additional item includes any item recorded as liability without redemption obligation, internal reserves against future losses, items redeemable in kind and items that function as complemental capital.

Total amount of risk is quantification of all of possible losses from operation of business as a financial investor. Total amount of risk is comprised of the following ; market risks which quantify the possible losses due to fluctuation of stock price, interest rate, and exchange rate of the securities held by the investment firms ; credit risks which are the possible losses due to the breach of contract by the counterparties ; operation risks which are the possible losses due to accidents, errors, illegal conduct, and any other potential losses from deteriorated operation condition.

According to the Financial Investment Act, the regulation requires that net capital ratio must be maintained above 100% for the appropriation of the capital and it is required to improve the management if the financial investment firm does not meet the regulation for the net capital ratio.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

39. Offsetting Financial Assets and Financial Liabilities

The Group enters into International Derivatives Swaps and Dealers Association (“ISDA”) master netting agreements or similar agreement with the Group’s derivative counterparties. The Group also enters into repurchase agreements and securities borrowing and lending agreements similar to the master netting agreement for derivatives. Master netting agreements provide protection in bankruptcy in certain circumstances and, where legally enforceable, enable receivables and payables with the same counterparty to be offset for accounting and risk management purposes.

	2024
(in thousands of Korean won)	Gross amount	Offset amount	Net amounts presented in the statement of financial position	Amounts not offset		Net amount
				Recognized financial instruments	Cash collateral
Financial assets
Derivatives assets, others [1]	1,390,150,719	—	1,390,150,719	1,114,549,100	193,074,080	82,527,539
Securities purchased under reverse repurchase agreements	2,091,017,404	—	2,091,017,404	2,091,017,404	—	—
Other receivables [4]	1,669,975,970	1,652,694,935	17,281,035	—	—	17,281,035
Other receivables (Payment and settlement)	136,966,708	123,672,076	13,294,632	—	—	13,294,632

	5,288,110,801	1,776,367,011	3,511,743,790	3,205,566,504	193,074,080	113,103,206

Financial liabilities
Derivatives liabilities, others [1]	2,902,445,355	—	2,902,445,355	2,676,007,223	76,853,200	149,584,932
Securities sold under reverse resale agreements [2]	9,419,893,685	—	9,419,893,685	9,419,893,685	—	—
Securities sold [3]	2,558,520,223	—	2,558,520,223	2,558,520,223	—	—
Other payables [4]	1,740,843,763	1,652,694,935	88,148,828	—	—	88,148,828
Other payables (Payment and settlement)	123,672,076	123,672,076	—	—	—	—

	16,745,375,102	1,776,367,011	14,969,008,091	14,654,421,131	76,853,200	237,733,760

[1]	Both derivatives (trading) and derivatives (hedge) are included.
[2]	Securities sold under reverse resale agreements to the customers is included.
[3]	Securities sold is from securities borrowing and lending agreement.
[4]

In relation to customer brokerage transactions, the offset amount of receivables and liabilities arising from same-day transactions between the Korea Exchange and the Group is included. However, receivables of ~~W~~1,559,621 million and payables of ~~W~~1,453,720 million arising from same-day trans actions between customers and the Group are excluded.

	2023
(in thousands of Korean won)	Gross amount	Offset amount	Net amounts presented in the statement of financial position	Amounts not offset		Net amount
				Recognized financial instruments	Cash collateral
Financial assets
Derivatives assets, others [1]	1,267,721,660	—	1,267,721,660	915,298,245	190,995,439	161,427,976
Securities purchased under reverse repurchase agreements	1,369,600,000	—	1,369,600,000	1,369,600,000	—	—
Other receivables [4]	2,840,390,529	2,819,519,085	20,871,444	—	—	20,871,444
Other receivables (Payment and settlement)	29,104,287	29,104,287	—	—	—	—

	5,506,816,476	2,848,623,372	2,658,193,104	2,284,898,245	190,995,439	182,299,420

Financial liabilities
Derivatives liabilities, others [1]	2,529,883,307	—	2,529,883,307	2,324,932,716	75,881,703	129,068,888
Securities sold under reverse resale agreements [2]	9,036,097,623	—	9,036,097,623	9,036,097,623	—	—
Securities sold [3]	2,860,033,642	—	2,860,033,642	2,860,033,642	—	—
Other payables [4]	3,042,547,000	2,819,519,085	223,027,915	—	—	223,027,915
Other payables (Payment and settlement)	47,550,049	29,104,287	18,445,762	—	—	18,445,762

	17,516,111,621	2,848,623,372	14,667,488,249	14,221,063,981	75,881,703	370,542,565

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

[1]	Both derivatives (trading) and derivatives (hedge) are included.
[2]	Securities sold under reverse resale agreements to the customers is included.
[3]	Securities sold is from securities borrowing and lending agreement.
[4]	In relation to customer brokerage transactions, the offset amount of receivables and liabilities arising from same-day transactions between the Korea Exchange and the Group is included.

40. Lease

40.1 As a lessee

(a) The amounts recognized in the consolidated statement of financial position

The amounts related to lease recognized in the consolidated statement of financial position as at December 31, 2024 and 2023, are as follows;

(in thousands of Korean won)	2024	2023
Right-of-use assets [1]
Buildings	78,361,559	66,674,422
Vehicles	1,558,387	1,690,836
Others	1,651,891	2,396,393

	81,571,837	70,761,651

Lease liabilities	110,565,256	108,095,746

[1]	The amount is included in property and equipment in the consolidated statement of financial position.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(b) The amounts recognized in the consolidated statement of profit or loss

The amounts related to lease recognized in the consolidated statement of profit or loss for the year ended December 31, 2024 and 2023, are as follows

(in thousands of Korean won)	2024	2023
Depreciation of the right-of-use assets
Buildings	25,889,842	24,399,773
Vehicles	1,326,898	1,334,079
Others	1,036,927	1,012,585

	28,253,667	26,746,437

Interest income from lease receivables (included in financial income)	779,142	935,219
Interest expense to lease liabilities (included in financial cost)	4,291,797	4,881,474
Lease payment for leases for which the underlying asset is of low value (included in administrative expenses, not-including lease for short-term period)	248,493	265,317
Variable lease payments which are not included in the measurement of lease liabilities (included in administrative expenses)	147,052	164,326

The total cash outflows for leases in 2024 and 2023 are ~~W~~37,734 million and ~~W~~34,842 million, respectively.

40.2 As a Lessor

(a) Financial Lease

As at December 31, 2024 and 2023, total investment on financial lease and present value of minimum lease payments and unrealized interest income of financial lease are as follows:

(in thousands of Korean won)	2024	2023
Total Investment on lease	23,129,979	29,544,593
Net Investment on lease	21,923,504	27,558,977
Present value of minimum lease payments	21,923,504	27,558,977
Unrealized interest income	1,206,474	1,985,616

(b) Operating Lease

As at December 31, 2024 and 2023, future minimum lease receipts expected under non-cancellable lease contracts are as follows:

(in thousands of Korean won)	2024	2023
Within 1 year	12,069,349	21,912,566
1 - 5 years	43,145,853	84,869,305
Over 5 years	2,871,151	16,464,702

	58,086,353	123,246,573

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

41. Contingent Liabilities and Commitments

As at December 31, 2024 and 2023, the Group is involved in pending lawsuits, as follows:

	2024		2023
(in thousands of Korean won)	Number of lawsuits	Amount	Number of lawsuits	Amount
Defendant	44	203,538,599	43	229,543,768
Plaintiff	16	236,163,306	18	185,169,852

The Group expects that these lawsuits do not have significant impact on the financial position.

The Group has entered into various agreements with financial institutions as at December 31, 2024 and 2023, as follows:

		Credit line
(in thousands of Korean won)	Financial institution	2024	2023
Overdraft (including daily overdraft)	Kookmin Bank and others	1,265,000,000	1,174,700,000
General loan	Kookmin Bank	40,000,000	40,000,000
Securities underwriting loan	KSFC	600,000,000	600,000,000
Working capital loan (general)	KSFC	475,000,000	475,000,000
Note trading at a discount (general)	KSFC	300,000,000	300,000,000
Note trading at a discount (trust)	KSFC	Limit of subscription deposits	Limit of subscription deposits
Bond dealer’s loan (general)	KSFC	300,000,000	300,000,000
Securities underwriting financing	KSFC	1,710,000,000	1,710,000,000
Committed line	Industrial and Commercial Bank of China, etc	452,746,000	414,258,000
Credit line	VIETCOMBANK and other	894,026,100	806,563,000

The guarantees and various commitment as at December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Agreement to purchase commercial papers [1]	824,171,844	1,287,400,000
Loan agreements	54,000,000	226,650,000
Credit line agreements	903,109,980	529,021,439
LOC and Investment commitments	651,203,821	587,520,417

	2,432,485,645	2,630,591,856

[1]	According to the above arrangement, the Group holds the asset-backed short-term bonds amounting to ~~W~~278,820 million and ~~W~~441,661 million as at December 31, 2024 and 2023, respectively

The Group has been provided with ~~W~~14,622 million and ~~W~~10,846 million in guarantees related to provisional attachment and others by Seoul Guarantee Insurance as at December 31, 2024 and 2023, respectively.

The securities in custody as at December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023	Valuation method
Trustor securities	240,661,735,301	254,103,739,603	Fair value
Saver securities	1,122,794,510	554,135,269	Fair value
Beneficiary securities	41,779,858,329	40,014,012,881	Standard selling price

	283,564,388,140	294,671,887,753

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

As at December 31, 2024, the main lawsuits against the group as a defendant are as follows:

(in thousands of Korean won)	No. of lawsuits	Amount	Contents	Situation of lawsuits
Return of purchase price, etc Unjust gains (Fund in Australia)	3	55,654,983	The Group, as a selling company of qualified investor private equity fund that aims to lend money to corporations (borrowers) investing in apartment rental business for disabled people in Australia, intermediated ~~W~~326.5 billion of trusts and funds to the individuals and institutional investors. However, the local borrower’s breach of the contract made the fund inoperable and the Group was sued for unjust gains/return of sales price, etc.

1st lawsuit: 3rd trial in progress

 (1st trial : February 7, 2023. Judgment ordering payment of ~~W~~29.8 billion in investment principal and delayed interest thereon

 2nd trial : January 29, 2024. Judgment ordering payment of ~~W~~12 billion in investment principal and delayed interest thereon with different conclusion)

2nd lawsuit: 2nd trial in progress

 (1st trial : February 14, 2024. Judgment ordering payment of ~~W~~12.2 billion in investment principal and delayed interest thereon)

3rd lawsuit: 2nd trial in progress

 (1st trial :October 26, 2023. Judgment ordering payment of ~~W~~8.46 billion in remaining principal and delayed interest on ~~W~~8.29 billion in principal)

Compensation for damages (Winners Delegated Customer)	1	37,344,678	8 clients who had signed an investment agency contract with Winners Asset Management Co.,LTD. and opened accounts with the company to trade Nikkei 225 options claimed damages from the company, claiming that the short sales that company conducted as a result of increased intraday risk due to the sharp decline in the Nikkei 225 index caused by COVID-19 in August 2020 was illegal.	2nd trial in progress (1st trial : February 2, 2023. Judgment dismissing all plaintiffs’ claims for damages)

Damages and Unjust Gains (Winners Fund Investors)	8	17,411,550	Investors who invested in funds managed by Winners Asset Management Co.,LTD.filed lawsuits against the company, which was an investment broker, claimed compensation for damages or return of unjust gains due to contract cancellation (60 plaintiffs in total)

4 cases: 2nd trial in progress

 (1st trial : ① September 21, 2023. ~~W~~80 million of the claim amount of ~~W~~200 million accepted ② August 22, 2024. the company wins in full ③ September 26, 2024. the company wins in full ④ October 10, 2024. the company wins in full)

4 cases: 1st trial in progress

Damages (Winners counterclaim)	1	16,999,619	Winners Asset Management Co.,LTD., which had been trading Nikkei 225 options by opening accounts in the company and under the fund’s name, claimed that the short selling was illegal and filed a counterclaim against the company (filed in the form of a counterclaim in the lawsuit filed by the company against Winners Asset Management Co.,LTD. for receivables, etc.) after suffering short selling due to increased intraday risk following the plunge in the Nikkei 225 index caused by COVID-19 in late February 2020.

3rd trial in progress

 (1st trial : January 19, 2023. Judgment dismissing all claims of Winners Asset Management Co.,LTD.

2nd trial: January 26, 2024. Judgment accepting 30% (~~W~~7.46 billion) of Winners Asset Management Co.,LTD.‘s claims)

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

Unjust Gains (Lime Fund)	3	27,999,041	Regarding Lime AI Star Funds 1, 2, and 3 sold by the company, investors claimed that the company deceived investors into selling the funds despite being aware of their insolvency, and that the company violated the duty to explain, the principle of suitability, and the prohibition of unfair solicitation by not providing sufficient explanations about the products during the sales process, contrary to what was stated in the proposal, and claim compensation (Total 3 cases, one case for each fund).

No. 1, 2: Scheduled to be decided after the second trial verdict on the Lime Fund-related criminal lawsuit

No. 3: 2nd trial in progress

(1st trial : February 16, 2024. Judgment ordering payment of 35% of the plaintiff’s claim amount and interest on the amount)

Damages and Unjust Gains (TA_DLS Trust)	6	10,284,532	Investors who invested in KB able DLS Trust (a specific money trust that includes derivative linked securities linked to TA-OPAL Fund, which TransAsia Management invests in trade finance loan receivables) argued that the company’s sales staff misleaded that the principal was guaranteed by an insurance company’s guarantee, and claimed the return of unjust gains by the cancellation of the contract due to the error.	1st trial In progress

Unjust Gains (Heritage Banzaran DLS)	1	13,051,600	The company provided false information about the business capabilities of the operator (GPG), etc., thereby causing the plaintiff to misunderstand the key investment conditions of the DLS in this case. Therefore, the plaintiff requested to cancel the acquisition contract for the DLS in this case due to the mistake and claimed the return of the acquisition price of the DLS in this case and the delay damages as unjust gains.	1st trial In progress

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

42. Related Party Transactions

KB Financial Group Inc. owns 100% of ordinary shares of the KB Securities Co., Ltd. as at December 31, 2024 and 2023.

Significant balances and transactions, excluding loan and borrowing transactions, with related parties as at December 31, 2024 and 2023, are as follows:

(a) Receivables and payables

(in thousands of Korean won)	2024		2023
	Receivables	Payables	Receivables	Payables
The Parent Company
KB Financial Group Inc.	—	100,482,725	1,117	92,199,986
Others
Kookmin Bank	148,169,617	92,559,065	90,762,078	79,190,436
KB Asset Management Co., Ltd.	—	34,401	1,489	28,969
KB Real Estate Trust Co., Ltd.	—	417	—	371
KB Investment Co., Ltd.	848,476	165	649,679	124
KB Credit Information Co., Ltd.	—	—	—	88
KB Data System Co., Ltd.	925,927	331,681	251,014	15,917
KB Kookmin Card Co., Ltd.	455	8,427,724	18,100	7,396,211
KB Savings Bank Co., Ltd.	—	657	—	464
KB Capital Co., Ltd.	1,416,693	2,850,380	670,591	2,644,074
KB Insurance Co., Ltd	6,846,890	92,036,600	14,493,287	54,132,067
KB Life Insurance Co., Ltd.	1,062,706	4,440,280	863,677	919,415
KB Wisestar Private Real Estate Fund Investment Trust No. 1	5,274	—	5,208	—
Other funds	2,413,016	6,875,206	1,630,769	7,325,572

(b) Revenue and expenses

	2024		2023
(in thousands of Korean won)	Revenue	Expenses	Revenue	Expenses
Associates
KBTS Technology Venture Private Equity Fund	174,883	—	324,314	—
KB-SJ Tourism Venture Fund	272,001	—	311,969	—
KB-Brain KOSDAQ Scale-Up Fund [1]	—	—	208,627	—
KB SPROTT Renewable Private Equity Fund I	255,062	—	319,739	—
KB-Stonebridge Secondary Private Equity Fund	401,890	—	694,681	—
KB-UTC Inno-Tech Venture Fund	230,269	—	433,897	—
KB-NAU Special Situation Corporate Restructuring Private Equity Fund [1]	619,004	—	1,052,494	—
KB Material and Parts No. 1 PEF [1]	175,287	—	739,000	—
KB-KTB Technology Venture Fund	341,826	—	668,904	—
KB-GeneN Medical Venture Fund 1	88,800	—	88,800	—
KB-BridgePole Venture Investment Fund [1]	100,973	—	772,500	—
KB-Kyobo New Mobility Power Fund [1]	75,523	—	78,750	—
KB Special Purpose Acquisition Company No.21	135,842	—	27,540	—
KB Special Purpose Acquisition Company No.22 [1]	—	—	1,012,571	—
KB-NP Green ESG New Technology Venture Capital Fund	1,133,636	—	1,173,292	—
KB Special Purpose Acquisition Company No.23 [1]	—	—	—	1,482,766

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

	2024		2023
(in thousands of Korean won)	Revenue	Expenses	Revenue	Expenses
KB Special Purpose Acquisition Company No.25	—	175,265	1,130,184	—
KB-FT 1st Green Growth Investment Fund	135,639	—	135,338	—
KB Special Purpose Acquisition Company No.26	—	53,795	1,209,221	—
KB-SUSUNG 1st Investment Fund	192,368	—	128,572	—
KB Special Purpose Acquisition Company No.27	—	176,877	3,058,752	—
KB-BridgePole Venture Investment Fund #2	105,000	—	19,849	—
U-KB Credit No.1 Private Equity	970,151	—	227,959	—
KB-SOLIDUS Healthcare Investment Fund	768,198	—	—	—
KB Special Purpose Acquisition Company No.28	1,292,589	—	—	—
KB Special Purpose Acquisition Company No.29	1,735,480	—	—	—
AKK Robotech Valueup New Technology Investment Fund	101,116	—	—	—
KB Special Purpose Acquisition Company No.30	1,620,135	—	—	—
KB-CJ Venture Fund 1st	79,918	—	—	—
KB-SUSUNG 1st Investment Fund	77,518	—	—	—
KB Special Purpose Acquisition Company No.31	2,111,082	—	—	—
KB-Cyrus Tourism Venture Fund	63,627	—	—	—
The Parent Company
KB Financial Group Inc.	778,875	99,196	310,748	57,351
Others
Kookmin Bank	176,460,934	152,374,594	257,270,997	213,899,519
KB Asset Management Co., Ltd.	782	839,780	7,361	663,887
KB Real Estate Trust Co., Ltd.	215,636	937	350,619	23
KB Investment Co., Ltd.	1,666,529	6	1,842,385	8
KB Credit Information Co., Ltd.	—	—	148	5,764
KB Data System Co., Ltd.	8,483	5,749,905	904	987,085
KB Kookmin Card Co., Ltd.	57,063	837,257	204,462	1,022,457
KB Savings Bank Co., Ltd.	23	23	747	134
KB Capital Co., Ltd.	492,222	41,598	408,904	2,786,876
KB Insurance Co., Ltd	6,994,519	56,730,129	20,481,878	89,888,364
KB Life Insurance Co., Ltd.	1,112,355	469,723	1,155,123	299,682
KB Wisestar Private Real Estate Fund Investment Trust No. 1	110,292	—	82,655	—
Other funds	23,588,133	—	22,212,851	2,765,534
Retirement pension	1,230,487	—	926,696	—
The Group
Employees	379,157	—	275,844	—

[1]	These companies are excluded from related parties during the year ended December 31, 2024 or 2023. The transaction amounts are up to the date of the exclusion.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(c) Significant loan and borrowing transactions with related parties for the years ended December 31, 2024 and 2023 are as follows:

	2024
(in thousands of Korean won)	Accounts	Beginning balance	Increase	Decrease	Other	Ending balance
Associates
KB Special Purpose Acquisition Company No.21	Hybrid bond with securities- like features	2,986,602	—	—	135,842	3,122,444
KB Special Purpose Acquisition Company No.22 [1]	Hybrid bond with securities- like features	2,984,646	—	—	(2,984,646)	—
KB Special Purpose Acquisition Company No.23 [1]	Hybrid bond with securities- like features	1,488,699	—	—	(1,488,699)	—
KB Special Purpose Acquisition Company No.25	Hybrid bond with securities- like features	2,025,184	—	—	(175,265)	1,849,919
KB Special Purpose Acquisition Company No.26	Hybrid bond with securities- like features	2,204,221	—	—	(53,795)	2,150,426
KB Special Purpose Acquisition Company No.27	Hybrid bond with securities- like features	6,053,752	—	—	(176,876)	5,876,876
KB Special Purpose Acquisition Company No.28	Hybrid bond with securities- like features	—	995,000	—	1,117,589	2,112,589
KB Special Purpose Acquisition Company No.29	Hybrid bond with securities- like features	—	1,490,000	—	1,525,480	3,015,480
KB Special Purpose Acquisition Company No.30	Hybrid bond with securities- like features	—	1,390,000	—	1,445,135	2,835,135
KB Special Purpose Acquisition Company No.31	Hybrid bond with securities- like features	—	2,190,000	—	2,111,082	4,301,082
Others
Kookmin Bank	Deposits [2]	383,027,563	—	—	116,655,695	499,683,258
	Borrowings	265,927,798	811,389,573	(955,663,271)	—	121,654,100
KB Kookmin Card Co., Ltd.	Debt Securities	30,127,334	—	(30,127,334)	—	—
KB Savings Bank Co., Ltd.	Borrowings	3,000,000	—	(3,000,000)	—	—
KB Insurance Co., Ltd	Borrowings	70,500,000	—	(70,500,000)	—	—
KB Capital Co., Ltd.	Borrowings	43,312,000	—	(43,312,000)	—	—
KB STAR CLASBY 1 st Inc.	Borrowings	72,000,000	—	(72,000,000)	—	—
Executives	Deposit Liabilities	635,217	283,283	(544,503)	—	373,997

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

The Group
Employees	Loans to employees	12,587,095	16,252,859	(5,351,154)	—	23,488,800

[1]	These companies are not related parties of the Group as at December 31, 2024.
[2]	Transactions such as settlement payments for business reasons and deposits that can be deposited and withdrawn at any time between related parties are disclosed in net amounts.

	2023
(in thousands of Korean won)	Accounts	Beginning balance	Increase	Decrease	Other	Ending balance
Associates
KB Special Purpose Acquisition Company No.21	Hybrid bond with securities- like features	2,959,063	—	—	27,539	2,986,602
KB Special Purpose Acquisition Company No.22	Hybrid bond with securities- like features	1,972,075	—	—	1,012,571	2,984,646
KB Special Purpose Acquisition Company No.23 [1]	Hybrid bond with securities- like features	2,971,465	—	—	(1,482,766)	1,488,699
KB Special Purpose Acquisition Company No.24 [1]	Hybrid bond with securities- like features	6,975,000	—	(6,975,000)	—	—
KB Special Purpose Acquisition Company No.25	Hybrid bond with securities- like features	—	895,000	—	1,130,184	2,025,184
KB Special Purpose Acquisition Company No.26	Hybrid bond with securities- like features	—	995,000	—	1,209,221	2,204,221
KB Special Purpose Acquisition Company No.27	Hybrid bond with securities- like features	—	2,995,000	—	3,058,752	6,053,752
Others
Kookmin Bank	Deposits [2]	867,537,998	—	—	(484,510,435)	383,027,563
	Borrowings	142,077,500	1,363,551,123	(1,239,700,825)	—	265,927,798
KB Kookmin Card Co., Ltd.	Debt Securities	—	30,000,000	—	127,334	30,127,334
KB Savings Bank Co., Ltd.	Borrowings	—	3,000,000	—	—	3,000,000
KB Insurance Co., Ltd.	Borrowings	—	70,500,000	—	—	70,500,000
KB Capital Co., Ltd.	Borrowings	—	47,900,000	(4,588,000)	—	43,312,000
KB STAR CLASBY 1 st Inc.	Borrowings	—	72,000,000	—	—	72,000,000
KB KBSTAR Money Market Active ETF	Debentures	—	20,000,000	(20,000,000)	—	—
KB Money Market Active Fund	Debentures	—	6,000,000	(6,000,000)	—	—
Executives	Deposit Liabilities	1,047,426	512,866	(925,075)	—	635,217
The Group
Employees	Loans to employees	11,640,893	3,959,599	(3,013,397)	—	12,587,095

[1]	These companies are not related parties of the Group as at December 31, 2023.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

[2]	Transactions such as settlement payments for business reasons and deposits that can be deposited and withdrawn at any time between related parties are disclosed in net amounts.

In addition to the above, the balance of hybrid securities held by KB Financial Group Inc., issued by the Group as at December 31, 2024, is ~~W~~530,000 million (2023 : ~~W~~530,000 million), and the related dividend payment for the year ended December 31, 2024 is ~~W~~31,913 million (2023 : ~~W~~20,763 million).

And the dividend paid by the Group to KB Financial Group Inc., the parent company, through disposal of retained earnings in 2023 during the year ended December 31, 2024 is ~~W~~150,000 million (2023 : ~~W~~100,000 million).

Meanwhile, the above financial transactions do not include details of increases or decreases in deposits that occur for business reasons between related parties.

(d) Other transactions with related parties for the years ended December 31, 2024 and 2023, are as follows:

(In thousands of Korean won)	2024
	Contribution	Collection and others
Associates
KB Special Purpose Acquisition Company No.22 [1]	—	10,000
KB Special Purpose Acquisition Company No.28	5,000	—
KB Special Purpose Acquisition Company No.29	10,000	—
KB Special Purpose Acquisition Company No.30	10,000	—
KB Special Purpose Acquisition Company No.31	10,000	—
KB New Paradigm Agriculture Venture Fund	—	825,000
KB KONEX Market Vitalization Fund	—	75,000
KB-KDBC New Technology Business Investment Fund	—	300,000
KBTS Technology Venture Private Equity Fund	—	704,000
KB-SJ Tourism Venture Fund	—	4,030,000
KB-Stonebridge Secondary Private Equity Fund	—	190,539
KB-UTC Inno-Tech Venture Fund	—	112,500
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	4,482,000	3,889,195
KB Material and Parts No. 1 PEF [1]	—	3,400,000
KB Global Commerce Private Equity Investment Fund [1]	—	7,000,000
KB-KTB Technology Venture Fund	2,000,000	—
KB Digital Platform Fund	10,000,000	—
KB-SOLIDUS Healthcare Investment Fund	1,300,000	—
KB-BridgePole Venture Investment Fund [1]	—	136,000
KB-Kyobo New Mobility Power Fund [1]	—	3,000,000
JS Private Equity Fund III	—	754,979
POSITVE Sobujang Venture Fund #1	—	1,120,879
KB-NP Green ESG New Technology Venture Capital Fund	7,920,000	—
LAKEWOOD-AVES Fund No.1 [1]	—	2,000,000
KB-SUSUNG 1st Investment Fund	—	924,000
Friend 55 New Technology Business Investment Fund [1]	—	1,200,000
Bitgoeul Cheomdan Green 1st Co., Ltd.	152,000	—
DSIP-Pharos Bioenergy Fund [1]	—	4,000,000
Shinhan-Eco Venture Fund 2nd	225,000	—
2023 JB Newtech No.2 Fund	—	394,443
U-KB Credit No.1 Private Equity	279,070	—
Timefolio Athleisure Investment Fund	4,000,000	—
COMPA Global Scale-Up Fund No.3	1,000,000	—
AKK Robotech Valueup New Technology Investment Fund	1,000,000	—
YG MCE PROJECT No.1 Fund	1,500,000	—
HI YG Win-win Fund No.2	2,000,000	—

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

KB-CJ Venture Fund 1st	1,800,000	—
Elohim-Bilanx aerospace No.1 Fund	2,000,000	—
KB-SUSUNG 1st Investment Fund	2,000,000	—
IMM global Secondary 1-1 Equity Private Fund	2,819,038	—
LIB Material Investment Fund	4,098,144	—
NOVORSEC-SJG Consumer Secondary Fund	1,700,000	—
KBSBI Global High-tech Strategic Private Equity Investment Limited Partnership	5,059,098	—
KB-Cyrus Tourism Venture Fund	1,000,000	—
IBKS Design Fund	2,000,000	—
NICE DATA INTELLIGENCE VENTURE FUND	1,000,000	—
Pectus Hanwha Fund No.2	2,000,000	—
KB-IMM Newstar Real Estate Private Fund 1	20,897,275	—
G Payment Joint Stock Company	—	1,504,288
Korea Environment Technology Co., LTD	107,427,843	—
Others
KB BMO Senior Loan Private Special Asset Fund 2	—	5,119,216
KB Overseas Investment Private Real Estate Investment Trust No. 22	2,728,938	853,778
KB Global Platform Fund	—	2,540,000
Paramark KB Fund I	2,710,000	—
KB Prime Digital Platform Fund	900,000	—
KB Scale-up Fund No.2	1,500,000	—
KB Global Platform Fund No.2	3,600,000	—
KB Overseas Investment Private Real Estate Investment Trust No. 35	50,535	—
KB North America Jefferies Private Special Asset Investment Trust No.2	38,129	—
KB KBSTAR Money Market Active	10,090,203	81,692,923
KB KBSTAR US Short-Term IG Corporate Bond ETF	—	30,915,000
KB Wise star General Real Estate Fund 22	—	96,145,931
Mirae Asset ESG Infrastructure General Investors Private Equity Fund No. 1	372,857	—
KB BXC GREEN CREDIT Infra General Private Special Asset Fund 2	64,458	—
KB Apax Global Buyout Fund	2,669,708	—
KB Global Infra Private Special Asset Fund No.6	2,006,602	—
KB Global Senior Loan Private Fund No.1(USD)	5,996,748	—
Startup Korea KB Secondary Fund	1,500,000	—
REKSA DANA VALBURY STABLE GROWTH FUND	—	126,277

[1]	These companies are not related parties of the Group as at December 31, 2024.

(In thousands of Korean won)	2023
	Contribution	Collection and others
Associates
KB Special Purpose Acquisition Company No.23 [1]	—	5,000
KB Special Purpose Acquisition Company No.24 [1]	—	25,000
KB Special Purpose Acquisition Company No.25	5,000	—
KB Special Purpose Acquisition Company No.26	5,000	—
KB Special Purpose Acquisition Company No.27	5,000	—
KBTS Technology Venture Private Equity Fund	—	192,000
KB-Brain KOSDAQ Scale-Up Fund	—	4,950,000
KB-Stonebridge Secondary Private Equity Fund	—	1,989,771
KB-UTC Inno-Tech Venture Fund	—	750,000
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	900,000	1,116,868
December & Company Inc.[1]	—	1,502,531
KB-KTB Technology Venture Fund	2,000,000	—
KB Digital Platform Fund	8,500,000	—

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

KB-SOLIDUS Healthcare Investment Fund [1]	1,283,333	—
KB-BridgePole Venture Investment Fund	—	714,000
SKS-VLP Fund No.2 [1]	—	1,155,560
KB-NP Green ESG New Technology Venture Capital Fund	4,440,000	—
PEBBLES-MW M·C·E New Technology Investment Fund 1st [1]	—	2,000,000
LAKEWOOD-AVES Fund No.1	2,000,000	—
MW-Pyco NewWave New Technology Investment Fund 4th	2,000,000	—
KB-SUSUNG 1st Investment Fund	2,000,000	—
Friend 55 New Technology Business Investment Fund	1,200,000	—
Bitgoeul Cheomdan Green 1st Co., Ltd.	190,000	—
DSIP-Pharos Bioenergy Fund	4,000,000	—
Shinhan-Eco Venture Fund 2nd	1,825,000	—
Leading H2O Fund 1	1,500,000	—
2023 JB Newtech No.2 Fund	1,800,000	—
U-KB Credit No.1 Private Equity	4,813,953	—
KB-BridgePole Venture Investment Fund #2	1,500,000	—
Sirius Silicon Valley I New Technology Fund	500,000	—
Others
KB Multi Alpha Plus Private Fund 1	—	9,660,781
KB BMO Senior Loan Private Special Asset Fund 2	—	3,715,625
KB Overseas Investment Private Real Estate Investment Trust No. 22	5,267,782	878,418
KB Wisestar Private Real Estate Fund Investment Trust No. 1	—	63,331
KB New Deal Innovation Fund	3,200,000	—
Paramark KB Fund I	1,114,000	—
KB Secondary Plus Fund	1,181,000	—
KB Prime Digital Platform Fund	1,575,000	—
KB Scale-up Fund No.2	1,500,000	—
KB Global Platform Fund No.2	3,600,000	—
KB KBSTAR Nov 2023 Term Credit ETF	511,450	11,045,000
KB North America Jefferies Private Special Asset Investment Trust No.1	6,660,127	134,601
KB North America Jefferies Private Special Asset Investment Trust No.2	363,500	14,919
KB KBSTAR Money Market Active ETF	282,331,192	51,217,601
KB Corporation Dollar MMF(USD)	26,440,000	—
KB Wise star General Real Estate Fund 22	101,400,000	3,972,650
Mirae Asset ESG Infrastructure General Investors Private Equity Fund No. 1	48	—
KB BXC GREEN CREDIT Infra General Private Special Asset Fund 2	9,271	—
PT Bank KB Bukopin Tbk	3,175,200	—
REKSA DANA VALBURY STABLE GROWTH FUND	126,277	—

[1]	These companies are not related parties of the Group as at December 31, 2023.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(e) Details of guarantees and assets pledged as collateral to related parties as at December 31, 2024 and 2023 are as follows:

- Guarantees

	Limit amount
(in thousands of Korean won)	Details	2024	2023
KB Star Galaxy Towers REIT	Funding replenishment agreement B	40,000,000	40,000,000

- Assets pledged as collateral

(in thousands of Korean won)	Details of assets pledged	2024		2023
		Carrying amount	Collateralized amount	Carrying amount	Collateralized amount
Other related parties
Kookmin Bank	Time deposits and others	173,000,000	167,000,000	173,000,000	167,000,000
	Bonds denominated in Korean won	19,197,211	20,000,000	65,755,400	71,244,339
	Investment Properties	32,449,970	22,992,136	202,633,791	150,600,000
KB Insurance Co., Ltd	Bonds denominated in Korean won	92,936,186	91,962,000	40,354,299	48,000,000

- Assets received as collateral

(in thousands of Korean won)	Details of assets pledged	2024	2023
		Collateralized amount	Collateralized amount
Other related parties
Kookmin Bank	Bonds denominated in Korean won	108,891,000	77,000,000
KB Insurance Co., Ltd	Bonds denominated in Korean won	10,000,000	10,000,000

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

As at December 31, 2024, the Group has ~~W~~144,362 million (2023 : ~~W~~157,512 million) of credit line such as loan agreement. And the Group has entered into a CLS (Foreign Exchange Simultaneous Settlement) third-party service agreement with Kookmin Bank Co., Ltd., and according to the related agreement, it can receive intraday liquidity of USD 500 million on the condition of repayment on the settlement date.

(f) Details of unused loan commitments provided to the related parties as at December 31, 2024 and 2023, are as follows:

(In thousands of Korean won)	Details	Amounts
		2024	2023
KB BMO Senior Loan Private Special Asset Fund 2	Purchase agreements of securities	22,616	19,837
KB Global Infra Private Special Asset Fund No.5	Purchase agreements of securities	—	4,999,773
KB Global Infra Private Special Asset Fund No.6	Purchase agreements of securities	2,993,171	4,999,773
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	Purchase agreements of securities	2,262,000	6,744,000
KB-KTB Technology Venture Fund	Purchase agreements of securities	—	2,000,000
Paramark KB Fund I	Purchase agreements of securities	2,120,000	4,830,000
KB-SOLIDUS Healthcare Investment Fund	Purchase agreements of securities	1,316,667	2,616,667
KB Digital Platform Fund	Purchase agreements of securities	22,000,000	32,000,000
KB-NP Green ESG New Technology Venture Capital Fund	Purchase agreements of securities	3,900,000	11,820,000
KB Prime Digital Platform Fund	Purchase agreements of securities	1,125,000	2,025,000
KB Scale-up Fund No.2	Purchase agreements of securities	5,500,000	7,000,000
KB Overseas Investment Private Real Estate Investment Trust No. 22	Purchase agreements of securities	7,709,267	8,547,444
KB Global Platform Fund No.2	Purchase agreements of securities	7,800,000	11,400,000
KB North America Jefferies Private Special Asset Investment Trust No.1	Purchase agreements of securities	6,416,289	5,628,002
KB North America Jefferies Private Special Asset Investment Trust No.2	Purchase agreements of securities	337,699	296,211
Mirae Asset ESG Infrastructure General Investors Private Equity Fund No. 1	Purchase agreements of securities	727,095	999,952
U-KB Credit No.1 Private Equity	Purchase agreements of securities	24,906,977	25,186,047
KB Wisestar Private Real Estate Fund Investment Trust No. 1	Purchase agreements of securities	19,000	19,000
Shinhan-Eco Venture Fund 2nd	Purchase agreements of securities	450,000	675,000
KB Apax Global Buyout Fund	Purchase agreements of securities	13,069,562	—
KB-CJ Venture Fund 1st	Purchase agreements of securities	4,200,000	—
KB-Cyrus Tourism Venture Fund	Purchase agreements of securities	4,000,000	—

The Group received credit card commitment amounting to ~~W~~23,000 million(~~W~~21,000 million as at December 31, 2023) from KB Kookmin Card Co., Ltd. as at December 31, 2024.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(g) Debt instruments purchased or sold via the Group by the related party for the years ended December 31, 2024 and 2023, are as follows.

	2024
(in thousands of Korean won)	Sale	Purchase [1]
KB Financial Group Inc.	—	20,000,000
Kookmin Bank	8,981,924,390	8,213,942,162
KB Insurance Co., Ltd	969,601,763	395,133,652
KB Life Insurance Co., Ltd	538,960,937	431,117,063
KB Capital Co., Ltd.	—	220,000,000
KB Kookmin Card Co., Ltd.	—	130,000,000

[1]	Debt instruments issued by the related parties and purchased by the Group are included.

	2023
(in thousands of Korean won)	Sale	Purchase [1]
KB Financial Group Inc.	100,000,000	10,000,000
Kookmin Bank	8,337,914,587	6,100,690,240
KB Insurance Co., Ltd	1,152,899,667	143,965,590
KB Life Insurance Co., Ltd.	306,016,495	194,318,211
KB Capital Co., Ltd.	—	160,000,000
KB Kookmin Card Co., Ltd.	—	140,000,000

[1]	Debt instruments issued by the related parties and purchased by the Group are included.

(h) The key management includes directors, members of BOD, CFO, person in charge for internal audit and their compensation for the years ended December 31, 2024 and 2023, are as follows.

(in thousands of Korean won)	2024	2023
Salaries	17,868,966	18,416,550
Post-employment benefits	845,549	735,519
Share-based payment	3,374,416	12,581,278

	22,088,931	31,733,347

The Group entered into a shareholder agreement to deliver 17,500 shares of PT Valbury Capital Management, a subsidiary of the Group, to KB Asset Management Co., Ltd., a other special related party. The Group delivered the shares in accordance with the agreement in January 2024 for a consideration of IDR 15,469,240,858, and the subsidiary were excluded from subsidiaries as at December 31, 2024.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

43. Supplemental Cash Flow Information

Adjustments for non-cash items of cash flows from operating activities for the years ended December 31, 2024 and 2023, are as follows.

(in thousands of Korean won)	2024	2023
Interest income	(1,786,484,002)	(1,763,585,063)
Interest expenses	1,179,191,195	1,148,794,250
Dividend income and distribution income	(91,056,529)	(67,110,154)
Tax expenses	158,272,193	104,733,621
Gains on valuation of financial assets (liabilities) required to be mandatorily measured at FVTPL	(593,355,209)	(766,492,411)
Losses on valuation of financial assets (liabilities) required to be mandatorily measured at FVTPL	523,121,917	313,763,388
Gains on valuation of financial assets (liabilities) designated at FVTPL	(138,878,158)	(453,463,878)
Losses on valuation of financial assets (liabilities) designated at FVTPL	187,567,451	364,302,519
Gains on valuation of derivative financial assets (liabilities)	(1,224,670,567)	(1,876,903,032)
Losses on valuation of derivative financial assets (liabilities)	1,422,207,317	2,088,064,125
Gains or losses on disposal of financial assets at FVOCI	(12,705,258)	(184,425)
Provision for allowances for loan losses	54,050,191	138,392,268
Depreciation	56,885,629	60,130,973
Amortization	54,692,261	40,004,759
Foreign currency translations	(137,779,851)	(16,005,233)
Others	113,535,980	211,296,719

	(235,405,440)	(474,261,574)

Changes in operating assets and liabilities of cash flows for the years ended December 31, 2024 and 2023, are as follows.

(in thousands of Korean won)	2024	2023
Deposits in financial institutions	(41,876,130)	493,905,437
Financial assets required to be mandatorily measured at FVTPL	(1,121,560,056)	(5,993,243,435)
Derivative financial instruments	(329,637,150)	(127,464,003)
Loans measured at amortised cost	(142,436,152)	(1,883,192,001)
Other assets	1,197,627,263	(1,275,581,520)
Deposit liabilities	413,778,005	271,682,397
Financial liabilities required to be mandatorily measured at FVTPL	(185,579,133)	658,321,625
Financial liabilities designated at FVTPL	(21,982,796)	(2,095,492,105)
Defined benefit obligation	(22,923,860)	(21,490,228)
Securities sold under repurchase agreements	325,265,250	1,401,255,684
Other liabilities	(1,552,482,049)	1,482,531,066

	(1,481,806,808)	(7,088,767,083)

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

Changes in liabilities of cash flows from financing activities for the years ended December 31, 2024 and 2023, are as follows.

	2024
(in thousands of Korean won)	Borrowings	Debentures	Guarantee deposits	Lease liabilities	Others	Total
Beginning balance (net)	22,505,037,220	2,556,301,933	16,255,758	108,095,746	92,117,465	25,277,808,122
Cash Transactions	1,685,010,913	848,655,508	(565,526)	(46,492,571)	(32,697,143)	2,453,911,181
Exchanges in foreign currency	28,537,841	54,036,492	26,348	(485,759)	—	82,114,922
Changes in consolidation scope	(134,700,620)	—	—	—	(57,391,789)	(192,092,409)
Non-cash transactions	—	(1,302,509)	162,530	49,447,840	53,061,092	101,368,953

Ending balance(net)	24,083,885,354	3,457,691,424	15,879,110	110,565,256	55,089,625	27,723,110,769

	2023
(in thousands of Korean won)	Borrowings	Debentures	Guarantee deposits	Lease liabilities	Others	Total
Beginning balance (net)	17,465,699,185	1,876,106,274	8,894,337	125,593,239	167,175,011	19,643,468,046
Cash Transactions	5,258,215,771	674,244,571	3,001,964	(35,301,268)	6,473,096	5,906,634,134
Exchanges in foreign currency	19,056,592	3,440,125	53,802	77,909	—	22,628,428
Changes in consolidation scope	(339,338,546)	—	—	—	(105,727,887)	(445,066,433)
Non-cash transactions	101,404,218	2,510,963	4,305,655	17,725,866	24,197,245	150,143,947

Ending balance(net)	22,505,037,220	2,556,301,933	16,255,758	108,095,746	92,117,465	25,277,808,122

44. Non-cash Transactions

Significant non-cash transactions from investing activities and financing activities which are not included in consolidated statements of cash flows for the years ended December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Increase due to gains on valuation of financial assets at FVOCI	7,160,042	75,151,108

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

45. Interests in Unconsolidated Structured Entities

Information about interests in unconsolidated structured entities, which the Group does not have control over, including the nature, purpose and activities of the structured entity and how the structured entity is financed, is as follows:

Nature	Purpose	Activities	Method of financing
Asset-backed securitization	• Early cash generation through transfer of securitization assets • Fees earned as services to SPC, such as providing lines of credit and ABCP purchase commitments	• Fulfillment of Asset-backed securitization plan • Purchase and transfer of securitization assets • Issuance and repayment of ABS and ABCP	• Issuance of ABS and ABCP based on securitization assets
Project financing	• Granting PF loans to SOC and real estate • Granting loans to ships/ aircrafts SPC	• Construction of SOC and real estate • Building ships/ construction and purchase of aircrafts	• Loan commitments through Credit Line, providing lines of credit and investment agreements
Trust	Management of financial trusts; • Development trust • General unspecified money trust • Principal non-guaranteed trust	• Development, management, and disposal of trusted real estate assets • Payment of trust fees and allocation of trust profits.	• Sales of financial trusts
Investment funds	• Investment in beneficiary certificates • Investment in PEF and partnerships	• Management of fund assets • Payment of fund fees and allocation of fund profits	• Sales of beneficiary certificate instruments • Investment of managing partners and limited partners

Details of the size of the interest in unconsolidated structured entities and the nature of risks related are as follows:

	2024
(in thousands of Korean won)	Asset-backed securitization	Investment fund	Others	Total
Total assets of unconsolidated structured entities	27,494,499,486	36,922,739,184	1,747,360,472	66,164,599,142
Assets recognized in the consolidated financial statements of the Group
Loans	1,215,820,606	101,876,459	391,718,184	1,709,415,249
Securities	4,527,878,198	1,855,322,317	4,390,000	6,387,590,515
Investments in associates	—	299,527,388	—	299,527,388
Derivative financial assets	7,741,844	4,110,593	—	11,852,437
Other assets	4,153,655	188,710	—	4,342,365

	5,755,594,303	2,261,025,467	396,108,184	8,412,727,954

Liabilities recognized in the consolidated financial statements of the Group
Derivatives financial liabilities	—	—	—	—
Other liabilities	514,822	—	—	514,822

	514,822	—	—	514,822

Maximum exposure to loss
Holding assets	5,755,594,303	2,261,025,467	396,108,184	8,412,727,954
Payment guarantee and loan commitments	611,068,184	528,516,403	—	1,139,584,587

	6,366,662,487	2,789,541,870	396,108,184	9,552,312,541

The way that the maximum exposure to loss is determined	Amount of credit offerings and purchase agreement	Amount of investment commitment	Amount of investment commitment

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

	2023
(in thousands of Korean won)	Asset-backed securitization	Investment fund	Others	Total
Total assets of unconsolidated structured entities	18,593,213,479	32,594,673,594	2,870,320,872	54,058,207,945
Assets recognized in the consolidated financial statements of the Group
Loans	1,390,116,859	27,480,000	510,985,485	1,928,582,344
Securities	4,927,704,334	2,056,094,372	4,390,000	6,988,188,706
Investments in associates	—	293,328,998	—	293,328,998
Derivative financial assets	—	882,749	—	882,749
Other assets	5,984,009	111,340	22,937	6,118,286

	6,323,805,202	2,377,897,459	515,398,422	9,217,101,083

Liabilities recognized in the consolidated financial statements of the Group
Derivatives financial liabilities	—	287,751	—	287,751
Other liabilities	1,098,119	—	257,638	1,355,757

	1,098,119	287,751	257,638	1,643,508

Maximum exposure to loss
Holding assets	6,323,805,202	2,377,897,459	515,398,422	9,217,101,083
Payment guarantee and loan commitments	834,204,937	399,767,434	—	1,233,972,371

	7,158,010,139	2,777,664,893	515,398,422	10,451,073,454

The way that the maximum exposure to loss is determined	Amount of credit offerings and purchase agreement	Amount of investment commitment	Amount of investment commitment

Exhibit 99.2

KB SECURITIES CO., LTD.

Separate Financial Statements

December 31, 2024 and 2023

(With Independent Auditor’s Report Thereon)

Independent Auditor’s Report

(English Translation of a Report Originally Issued in Korean)

To the Board of Directors and Shareholders of KB Securities Co.,Ltd.

Opinion

We have audited the separate financial statements of KB Securities Co.,Ltd. (the Company), which comprise the separate statements of financial position as at December 31, 2024 and 2023, and the separate statement of profit or loss, separate statement of comprehensive income, separate statement of changes in equity and separate statement of cash flows for the year then ended, and notes to the separate financial statements, including material accounting policy information.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of KB Securities Co.,Ltd. as at December 31, 2024 and 2023, and its separate financial performance and its separate cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS).

Basis for Opinion

We conducted our audit in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Separate Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements of the Republic of Korea that are relevant to our audit of the separate financial statements and we have fulfilled our other ethical responsibilities in accordance with the ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Other Matter

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Separate Financial Statements

Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with Korean IFRS, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the separate financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

1

Auditor’s Responsibilities for the Audit of the Separate Financial Statements

Our objectives are to obtain reasonable assurance about whether the separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

2

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

/s/ Samil PricewaterhouseCoopers
Seoul, Korea
March 5, 2025

This report is effective as of March 5, 2025, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

3

KB SECURITIES Co., Ltd.

Separate Statements of Financial Position

December 31, 2024 and 2023

(in Korean won)	Notes	2024	2023
Assets
Cash and deposits	5,36,37,38	2,952,551,951,253	2,324,715,993,258
Financial assets at fair value through profit or loss	6,36,37,38	36,753,823,519,333	35,529,339,671,327
Derivative financial assets	7,36,37,38,39	1,395,942,910,151	1,135,196,743,826
Financial assets at fair value through other comprehensive income	8,36,37,38	6,481,713,944,068	5,130,404,163,553
Investments in subsidiaries	9	768,913,285,170	829,678,711,020
Investments in associates	9	244,815,981,444	202,351,826,954
Financial assets measured at amortised cost	10,36,37,38,39	8,100,472,956,531	7,973,604,805,486
Property and equipment	11,40	243,820,525,074	233,444,500,392
Investment properties	12	20,239,722,505	14,104,122,833
Intangible assets	13	241,869,772,994	245,272,071,250
Deferred tax assets	35	81,938,532,931	—
Other financial assets	14,36,37,38,39	2,857,380,118,961	4,076,458,711,184
Other assets	15	173,584,230,752	133,916,481,601

Total assets		60,317,067,451,167	57,828,487,802,684

Liabilities
Deposit liabilities	16,36,37,38	7,744,650,276,148	7,133,908,105,311
Financial liabilities at fair value through profit or loss	6,36,37,38,39	10,568,567,281,885	10,835,881,099,625
Derivative financial liabilities	7,36,37,38,39	1,922,667,377,892	1,812,012,245,454
Borrowings	17,36,37,38,39	30,520,337,600,595	27,393,887,529,785
Net defined benefit liabilities	18	67,888,481,699	61,656,550,036
Deferred tax liabilities35	35	—	17,390,830,857
Provisions	19	137,397,544,569	212,928,230,162
Other financial liabilities	20,36,37,38,39,40	2,294,298,047,391	3,867,868,006,146
Other liabilities	21	381,561,433,870	335,742,937,175

Total liabilities		53,637,368,044,049	51,671,275,534,551

Equity
Share capital	22	1,493,102,120,000	1,493,102,120,000
Hybrid securities	23	756,092,772,000	626,093,392,000
Other paid-in capital	24	1,479,110,085,557	1,479,110,085,557
Retained earnings	25	2,658,003,781,948	2,261,273,077,370
Other components of equity	26	293,390,647,613	297,633,593,206

Total equity		6,679,699,407,118	6,157,212,268,133

Total liabilities and equity		60,317,067,451,167	57,828,487,802,684

The above separate statements of financial position should be read in conjunction with the accompanying notes

4

KB SECURITIES Co., Ltd.

Separate Statements of Profit or Loss

Years Ended December 31, 2024 and 2023

(in Korean won)	Notes	2024	2023
Operating income
Fee and commission income	27	995,537,172,854	941,083,970,800
Gain on valuation and disposal of financial instruments	28	6,720,923,329,573	7,698,305,925,980
Interest income	29	1,610,651,941,834	1,537,708,874,751
Interest income from financial instruments at FVTPL		839,778,185,014	807,651,309,007
Interest income in applying of effective interest rate		770,873,756,820	730,057,565,744
Gain on valuation and disposal of financial assets measured at amortised costs	30	13,770,336,723	6,954,980,681
Gain on foreign currency transactions	31	1,024,613,462,449	904,841,198,573
Other operating income	32	245,893,137,460	151,312,724,947

		10,611,389,380,893	11,240,207,675,732

Operating expenses
Fee and commission expense	27	212,931,569,896	210,503,255,070
Loss on valuation and disposal of financial instruments	28	6,578,355,851,254	7,448,603,412,691
Interest expense	29	1,065,865,474,972	992,875,403,373
Loss on valuation and disposal of financial assets measured at amortised cost	30	44,480,620,826	60,244,149,651
Loss on foreign currency transactions	31	881,734,131,235	871,907,643,704
Selling and administrative expenses	33	925,849,578,530	854,786,429,423
Other operating expenses	32	148,242,136,982	147,751,375,518

		9,857,459,363,695	10,586,671,669,430

Operating profit		753,930,017,198	653,536,006,302
Non-operating income	34	83,088,361,334	55,610,591,341
Non-operating expenses	34	95,504,150,942	267,692,318,828

Profit before income tax		741,514,227,590	441,454,278,815
Income tax expense	35	159,145,243,061	89,090,738,160

Profit for the year		582,368,984,529	352,363,540,655

The above separate statements of profit or loss should be read in conjunction with the accompanying notes

5

KB SECURITIES Co., Ltd.

Separate Statements of Comprehensive Income

Years Ended December 31, 2024 and 2023

(in Korean won)	Notes	2024	2023
Profit for the year		582,368,984,529	352,363,540,655

Other comprehensive income(loss)
Items that will not be reclassified to profit or loss
Net gains on valuation of equity instruments at fair value through other comprehensive income	8,26	(1,234,364,827)	25,351,276,846
Fair value changes on financial liabilities designated at fair value due to own credit risk	6,26	(5,514,924,589)	(52,863,029,391)
Remeasurements of the net defined benefit liabilities	18,26	(4,745,765,249)	(5,014,169,509)
Revaluation of property and equipment	26	—	84,435,863
Items that may be subsequently reclassified to profit or loss
Net gains(losses) on valuation of debt instrument at fair value through other comprehensive income	8,26	8,677,907,545	30,951,147,161

Other comprehensive income for the year, net of tax		(2,817,147,120)	(1,490,339,030)

Total comprehensive income for the year		579,551,837,409	350,873,201,625

The above separate statements of comprehensive income should be read in conjunction with the accompanying notes

6

KB SECURITIES Co., Ltd.

Separate Statements of Changes in Equity

Years Ended December 31, 2024 and 2023

			Other paid in capital
	Share Capital	Hybrid Securities	Share Premium	Other Equity	Retained Earnings	Other Components of Equity	Total Equity
Balance at January 1, 2023	1,493,102,120,000	506,130,312,000	1,142,353,750,001	336,756,335,556	2,038,072,084,071	299,123,932,236	5,815,538,533,864
Issuance of hybrid securities	—	119,963,080,000	—	—	—	—	119,963,080,000
Dividends of hybrid securities	—	—	—	—	(29,162,547,356)	—	(29,162,547,356)
Dividends	—	—	—	—	(100,000,000,000)	—	(100,000,000,000)
Total comprehensive income
Profit for the year	—	—	—	—	352,363,540,655	—	352,363,540,655
Other comprehensive income	—	—	—	—	—	(1,490,339,030)	(1,490,339,030)
Balance at December 31, 2023	1,493,102,120,000	626,093,392,000	1,142,353,750,001	336,756,335,556	2,261,273,077,370	297,633,593,206	6,157,212,268,133

Balance at January 1, 2024	1,493,102,120,000	626,093,392,000	1,142,353,750,001	336,756,335,556	2,261,273,077,370	297,633,593,206	6,157,212,268,133

Issuance of hybrid securities	—	129,999,380,000	—	—	—	—	129,999,380,000
Dividends of hybrid securities	—	—	—	—	(37,064,078,424)	—	(37,064,078,424)
Dividends	—	—	—	—	(150,000,000,000)	—	(150,000,000,000)
Replacement due to disposal of equity investments at FVOCI	—	—	—	—	1,425,798,473	(1,425,798,473)	—
Total comprehensive income
Profit for the year	—	—	—	—	582,368,984,529	—	582,368,984,529
Other comprehensive income	—	—	—	—	—	(2,817,147,120)	(2,817,147,120)

Balance at December 31, 2024	1,493,102,120,000	756,092,772,000	1,142,353,750,001	336,756,335,556	2,658,003,781,948	293,390,647,613	6,679,699,407,118

The above separate statements of changes in equity should be read in conjunction with the accompanying notes.

7

KB SECURITIES Co., Ltd.

Separate Statements of Cash Flows

Years Ended December 31, 2024 and 2023

(in Korean won)	Notes	2024	2023
Cash flows from operating activities
Cash generated from operating activities
Profit for the year		582,368,984,529	352,363,540,655
Adjustment for non-cash items	43	(212,175,136,823)	(377,424,311,499)
Changes in operating assets and liabilities	43	(1,855,957,202,259)	(6,582,408,219,197)

		(1,485,763,354,553)	(6,607,468,990,041)
Interest received		1,550,443,037,620	1,442,167,452,931
Interest paid		(1,042,793,269,591)	(958,680,565,750)
Dividends received		113,413,709,540	74,040,765,112
Income taxes paid		(266,284,033,929)	(11,576,956,883)

Net cash used in operating activities		(1,130,983,910,913)	(6,061,518,294,631)

Cash flows from investing activities
Decrease in long-term deposit		—	500,000,000,000
Acquisition of financial assets at fair value through other comprehensive income		(5,810,505,707,282)	(5,622,658,475,953)
Disposal of financial assets at fair value through other comprehensive income		4,537,441,905,557	5,403,034,985,731
Acquisition of investments of subsidiaries and associates	9	(124,199,902,708)	(211,817,286,821)
Disposal of investment of subsidiaries and associates	9	101,621,289,695	125,766,349,941
Acquisition of property and equipment	11	(27,177,227,776)	(15,705,333,850)
Acquisition of intangible assets	13	(63,829,037,442)	(83,213,525,185)
Disposal of intangible assets	13	11,562,328,808	2,020,704,075
Others		(91,281,928)	(77,219,607)

Net cash provided by (used in) investing activities		(1,375,177,633,076)	97,350,198,331

Cash flows from financing activities
Increase in borrowings	43	1,848,040,493,951	4,754,831,923,405
Issuance of debentures	43	1,700,000,000,000	1,000,000,000,000
Repayment of debentures	43	(810,000,000,000)	(340,000,000,000)
Decrease in guarantee deposit liabilities	43	50,069,007	1,071,976,798
Dividends paid	25	(150,000,000,000)	(100,000,000,000)
Redemption of principal elements of lease payments	43	(34,529,148,847)	(31,662,680,098)
Issuance of hybrid securities	23	129,999,380,000	119,963,080,000
Dividends of hybrid securities	25	(42,652,275,000)	(25,167,500,000)

Net cash provided by financing activities		2,640,908,519,111	5,379,036,800,105

Effect of exchange rate changes on cash and cash equivalents		15,979,335,695	(569,201,171)
Net increase in cash and cash equivalents		150,726,310,817	(585,700,497,366)

Cash and cash equivalents at the beginning of the year	5	442,169,864,702	1,027,870,362,068

Cash and cash equivalents at the end of the year	5	592,896,175,519	442,169,864,702

The above separate statements of cash flows should be read in conjunction with the accompanying notes

8

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

1. The Company

KB Securities Co., Ltd. (the “Company” or “KB Securities”, formerly, Hyundai Securities Co., Ltd.) was established on June 1, 1962, under the name of Kookil Securities Co., Ltd. On June 5, 1986, the Company changed its name to “Hyundai Securities Co., Ltd.”. After several capital increases, the share capital of the Company amounts to ~~W~~1,493,102 million as at December 31, 2024.

The Company became a wholly owned subsidiary of KB Financial Group Inc. on October 19, 2016, through a comprehensive exchange of shares. At the end of the reporting period, KB Financial Group Inc. owns 100% of ordinary shares of the Company.

Meanwhile, the Company merged with KB Investment & Securities Co., Ltd. (the “KB Investment & Securities”) on December 30, 2016 as a surviving company and changed its name to KB Securities Co., Ltd. As at December 31, 2024, the Company has 80 branch offices in Korea and one overseas branch office.

2. Material Accounting Policies

The material accounting policies applied in the preparation of these separate financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1 Basis of Preparation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS). The accompanying separate financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, financial performance or cash flows, is not presented in the accompanying separate financial statements.

The separate financial statements of the Company have been prepared in accordance with Korean IFRS. These are the standards and related interpretations issued by the International Accounting Standards Board (IASB) that have been adopted by the Republic of Korea.

The separate financial statements have been prepared on the historical cost basis except for the following items:

•	Certain financial assets and liabilities (including derivatives instruments), certain classes of property, plant and equipment and investment properties measured at fair value

•	Assets held for sale measured at fair value less costs to sell, and

•	Defined benefit obligation and plan assets measured at fair value

The preparation of the separate financial statements requires the use of certain significant accounting estimates. Management also needs to exercise judgement in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the separate financial statements are disclosed in Note 3.

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KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

2.2 Changes in Accounting Policy and Disclosures

2.2.1 New and amended standards adopted by the Company

The Company has applied the following amended standards for the first time for its annual reporting period commencing January 1, 2024.

•	Amendments to Korean IFRS No.1001 Presentation of Financial Statements - Classification of Liabilities as Current or Non-current

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise the right to defer settlement of the liability or the management’s expectations thereof. Also, the settlement of liability includes the transfer of the entity’s own equity instruments; however, it would be excluded if an option to settle the liability by the transfer of the entity’s own equity instruments is recognized separately from the liability as an equity component of a compound financial instrument. In addition, agreements that the Company must comply with after the end of the reporting period do not affect the classification of the relevant liabilities at the end of the reporting period; further, if liabilities under the agreements with which the company must comply within 12 months after the reporting period are classified as non-current liabilities as of the end of the reporting period, the entity should disclose the risk that the liabilities may be repaid within 12 months after the reporting period. These amendments do not have a significant impact on the financial statements.

•	Amendments to Korean IFRS No.1007 Cash flow statements and Korean IFRS No.1107 Financial Instruments - Disclosure - Disclosure of information of supplier finance Arrangements

The amendments request that if the supplier finance arrangements are applied, information on the supplier finance arrangements must be disclosed so that users of financial statements can evaluate the impact of the supplier finance arrangements on the company’s liabilities, cash flow, and liquidity risk exposure. These amendments do not have a significant impact on the financial statements.

•	Amendments to Korean IFRS No.1116 Leases – Lease liabilities arising from sale and leaseback

The amendments clarify the method of subsequently measuring the lease liability arising from a sale and leaseback; the lease fee or modified lease fee is calculated in a manner that does not recognize the profit or loss related to the usage rights held by the seller-lessee. These amendments do not have a significant impact on the financial statements.

•	Amendments to Korean IFRS No. 1001 Presentation of Financial Statements –Disclosure of virtual assets

The amendments clarify additional disclosure requirements in the case of holding virtual assets or holding virtual assets on behalf of customers or issuing virtual assets. These amendments do not have a significant impact on the financial statements.

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KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

2.2.2 The following amended standards have been published that are not mandatory for December 31, 2024 reporting periods and have not been early adopted by the Company.

•	Amendment of Korean IFRS No.1021 “The Effects of Changes in Foreign Exchange Rates” and Korean IFRS No.1101 “First-time Adoption of International Financial Reporting Standards”—Lack of exchangeability

The amendments require the Company to estimate the exchangeability of the currency, and to disclose information related to the currency not being exchangeable into the other currency with estimation of foreign exchange rates. The amendments should be applied for annual reporting periods beginning on or after January 1, 2025, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

•	Amendments to Korean IFRS No.1109 Financial Instruments and Korean IFRS No.1107 Financial Instruments—Disclosure

The amendments of Korean IFRS 1109, Financial Instruments, and Korean IFRS 1107, Financial Instruments: Disclosure have been made for the purpose of addressing questions raised in practice and reflecting new requirements. The amendments should be applied for annual reporting periods beginning on or after January 1, 2025, and earlier application is permitted. The main amendments are as follows: The Company is in the process of reviewing the impact of these amendments on the financial statements.

•	Allowing financial liabilities to be considered settled (derecognized) through electronic payment systems before the settlement date, if certain criteria are met.

•	Clarifying and adding additional guidance for assessing whether a financial asset meets the criteria for payments of principal and interest only.

•

Disclosing the impact on the company and the extent to which the company is exposed, of contractual terms that change the timing or amount of cash flows under the contract, for each type of financial instrument.

•	Additional disclosures for FVOCI-designated equity instruments

•	Annual Improvement of Korean IFRS Volume 11

Annual Improvements to Korean IFRS Volume 11 should be applied for annual reporting periods beginning on or after January 1, 2026, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the consolidated financial statements.

•	Korean IFRS No. 1101, First-Time Adoption of Korean IFRS : Application of Hedge Accounting upon First-Time Adoption of K-IFRS

•	Korean IFRS No. 1107, Financial Instruments: Disclosure: Derecognition of Profit and Loss, Guidance on Practice

•	Korean IFRS No. 1109, Financial Instruments: Derecognition of Lease Liabilities and Definition of Transaction Price

•	Korean IFRS No. 1110, Consolidated Financial Statements: Determination of De facto Agent

•	Korean IFRS No. 1007, Cash Flow Statement: Cost Method

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KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

2.3 Foreign Currency Translation

(a) Functional and presentation currency

Items included in the financial statements of the Company are measured using the currency of the primary economic environment in which the Company operates (“the functional currency”). The financial statements are presented in Korean won, which is the Company’s functional and presentation currency.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss. They are deferred in other comprehensive income if they relate to qualifying cash flow hedges and qualifying effective portion of hedge of net investments in foreign operations, or are attributable to monetary part of the net investment in a foreign operation.

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities held at fair value through other comprehensive income are recognized in other comprehensive income.

2.4 Investments in Associates and Subsidiaries

The Company has prepared the separate financial statements in accordance with Korean IFRS No.1027, Separate Financial Statements. Investments in associates and subsidiaries are recognized at cost. The Company recognizes dividend income from subsidiaries or associates in profit or loss when its right to receive dividend is established.

2.5 Recognition and Measurement of Financial Instruments

2.5.1 Classification

The Company classifies financial assets as follows.

•	Those to be measured at fair value (through profit or loss or other comprehensive income)

•	Those to be measured at amortised cost

The classification depends on the Company’s business model for managing the financial assets and the contractual terms of the cash flows.

For financial assets measured at fair value, gains and losses will either be recorded in profit or loss or other comprehensive income. For investments in debt instruments, this will depend on the business model in which the investment is held. The Company reclassifies debt investments when, and only when its business model for managing those assets changes.

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KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

For investments in equity instruments that are not held for trading, this will depend on whether the Company has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income. Changes in fair value of non-designated equity investment are recognized in profit or loss.

2.5.2 Measurement

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

2.5.2.1 Debt instruments

Subsequent measurement of debt instruments depends on the Company’s business model for managing the asset and the cash flow characteristics of the asset. The Company classifies its debt instruments into one of the following three measurement categories:

(a) Amortised cost

Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortised cost. A gain or loss on a debt investment that is subsequently measured at amortised cost and is not part of a hedging relationship is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is included in ‘interest income’ using the effective interest rate method.

(b) Fair value through other comprehensive income

Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at fair value through other comprehensive income. Movements in the carrying amount are taken through other comprehensive income, except for the recognition of impairment loss (reversal of impairment loss), interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. Interest income from these financial assets is included in ‘interest income’ using the effective interest rate method. Foreign exchange gains and losses are presented in ‘gain or loss on foreign currency transaction’ and impairment losses are presented in ‘loss on valuation and disposal of financial instrument’.

(c) Fair value through profit or loss

Assets that do not meet the criteria for amortised cost or fair value through other comprehensive income are measured at fair value through profit or loss. A gain or loss on a debt investment that is subsequently measured at fair value through profit or loss and is not part of a hedging relationship is recognized in profit or loss and presented net in the statement of profit or loss within ‘gain or loss on valuation and disposal of financial instrument’ in the year in which it arises.

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KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

2.5.2.2 Equity instruments

The Company subsequently measures all equity investments at fair value. Where the Company’s management has elected to present fair value gains and losses on equity investments in other comprehensive income, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividend income from such investments continues to be recognized in profit or loss when the right to receive payments is established.

Changes in the fair value of financial assets at fair value through profit or loss are recognized in ‘gain or loss on valuation and disposal of financial instrument’ in the statement of profit or loss. Impairment loss (reversal of impairment loss) on equity investments measured at fair value through other comprehensive income are not reported separately from other changes in fair value.

2.5.3 Impairment

The Company assesses on a forward-looking basis expected credit losses associated with its debt instruments carried at amortised cost and fair value through other comprehensive income. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

Expected credit losses are a probability-weighted estimate of credit losses (i.e. the present value of all cash shortfalls) over the expected life of the financial instrument. The Company measures expected credit losses by reflecting reasonable and supportable information that is reasonably available at the reporting date without undue cost or effort, including information about past events, current conditions and forecasts of future economic conditions.

The Company uses the following three measurement techniques in accordance with Korean IFRS:

•	General approach: for financial assets and off-balance-sheet unused credit line that below two approaches are not applied

•	Simplified approach: for receivables, contract assets and lease receivables

•	Credit-impaired approach: for purchased or originated credit-impaired financial assets

Different measurement approaches are applied depending on significant increase in credit risk. 12 month expected credit losses is recognized when credit risk has not significantly increased since initial recognition. A loss allowance at an amount equal to lifetime expected credit losses is recognized when credit risk has significantly increased since initial recognition. Lifetime is presumed to be a period to the contractual maturity date of a financial asset (the expected life of the financial asset).

The Company determines whether the credit risk has increased significantly since initial recognition using the following information. One or more of the following circumstances is deemed significant increase in credit risk.

•	More than 30 days past due;

•	Decline in credit rating at period end by more than certain notches as compared to that at initial recognition;

•	Decline in ratings below certain level in the early warning system;

Under simplified approach, the Company shall always measure the loss allowance at an amount equal to lifetime expected credit losses. Under credit-impaired approach, the Company shall only recognize the cumulative changes in lifetime expected credit losses since initial recognition as a loss allowance for purchased or originated credit-impaired financial assets.

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KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

The Company generally deems credit-impaired in case of one or more of the following circumstances:

•	90 days or more past due;

•	Legal proceedings related to collection;

•	Refinancing;

•	Corporate borrowers that are rated C or D;

•	Debt restructuring.

2.5.3.1 Forward-looking information

The Company uses forward-looking information, when it determines whether the credit risk has increased significantly since initial recognition and measures expected credit losses.

The Company assumes the risk component has a certain correlation with the business cycle, and calculates the expected credit loss by reflecting the forward-looking information with macroeconomic variables on the measurement inputs.

Forward-looking information used in calculation of expected credit loss is derived after comprehensive consideration of a variety of factors including scenario in management planning, risk situation scenario for stress test, third party forecast, and others.

2.5.3.2 Measuring expected credit losses on financial assets at amortised cost

The amount of the expected credit losses on financial assets at amortised cost is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The Company estimates expected future cash flows for financial assets that are individually significant (individual assessment of impairment).

For financial assets that are not individually significant, the Company collectively estimates expected credit loss by grouping loans with homogeneous credit risk profile (collective assessment of impairment).

•	Individual assessment of impairment

Individual assessment of impairment losses are calculated using management’s best estimate on present value of expected future cash flows. The Company uses all the available information including operating cash flow of the borrower and net realizable value of any collateral held.

•	Collective assessment of impairment

Collective assessment of loss allowance involves historical loss experience along with incorporation of forward-looking information. Such process incorporates factors such as type of collateral, product and borrowers, credit rating, size of portfolio and recovery period and applies ‘probability of default’ (PD) on a company of assets and ‘loss given default’ (LGD) by type of recovery method. Also, the expected credit loss model involves certain assumption to determine input based on loss experience and forward-looking information. These models and assumptions are periodically reviewed to reduce gap between loss estimate and actual loss experience.

15

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

2.5.3.3 Measuring expected credit losses on financial assets at fair value through other comprehensive income

Measuring method of expected credit losses on financial assets at fair value through other comprehensive income is equal to the method of financial assets at amortised cost, except for loss allowances that are recognized as other comprehensive income. Amounts recognized in other comprehensive income for sale or repayment of financial assets at fair value through other comprehensive income are reclassified to profit or loss.

2.5.4 Recognition and Derecognition

Regular way purchases and sales of financial assets are recognized or derecognized on trade-date, the date on which the Company commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership.

If a transfer does not result in derecognition because the Company has retained substantially all the risks and rewards of ownership of the transferred asset, the Company continues to recognize the transferred asset in its entirety and recognizes a financial liability for the consideration received. The Company classified the financial liability as “borrowings” in the statement of financial position.

The Company writes off the carrying amount and allowance of financial assets in its entirety or to a portion thereof when the principal and interest are determined to be no longer recoverable. In general, the Company considers write-off when it is determined that the debtor does not have sufficient resources or income to cover the principal and interest, and this write-off decision is made in accordance with internal regulations.

2.5.5 Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount reported in the statements of financial position where there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the assets and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Company or the counterparty.

2.6 Financial Liabilities

2.6.1 Classification and Measurement

The Company’s financial liabilities at fair value through profit or loss are financial instruments held for trading. A financial liability is held for trading if it is incurred principally for the purpose of repurchasing in the near term. A derivative that is not designated as hedging instruments and an embedded derivative that is separated are also classified as held for trading.

The Company classifies non-derivative financial liabilities, except for financial liabilities at fair value through profit or loss, financial guarantee contracts and financial liabilities that arise when a transfer of financial assets does not qualify for derecognition, as financial liabilities carried at amortised cost and present as ‘deposits liabilities’, ‘borrowings’, and ‘other financial liabilities’ in the statement of financial position.

2.6.2 Derecognition

Financial liabilities are removed from the statement of financial position when it is extinguished; for example, when the obligation specified in the contract is discharged or canceled or expired or when the terms of an existing financial liability are substantially modified. The difference between the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

16

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

The Company’s financial liabilities at fair value through profit or loss are financial instruments held for trading. A financial liability is held for trading if it is incurred principally for the purpose of repurchasing in the near term. A derivative that is not a designated as hedging instruments and an embedded derivative that is separated are also classified as held for trading. Financial liabilities designated the financial liabilities at fair value through profit or loss is the structured financial liabilities containing embedded derivatives issued by the Company.

The changes in fair value of financial liabilities at fair value through profit or loss due to the change of credit risk is recognized as other comprehensive income(instead of profit and loss) and this other comprehensive income can not be transferred to profit and loss in subsequent events.

2.7 Derivative Financial Instruments

The Company enters into numerous derivative financial instrument contracts such as stock options, stock swaps, interest rate swaps and others for trading purposes or sale and issue of derivative combined securities. These derivative financial instruments are presented as derivative financial instruments within the financial statements irrespective of transaction purpose and subsequent measurement requirement.

Derivatives are initially recognized at fair value on the date a derivative contract enters into and are subsequently re-measured at their fair value. The changes of the fair value of derivatives financial instruments held for trading are recognized in profit or loss as ‘gain or loss on valuation and disposal of financial instrument’.

Fair value of derivative instrument traded in active market is a quoted price. In case of fair value of relatively simple derivative instruments such as options, interest rate or currency swaps and others is calculated using one or more valuation techniques like cash flow discount model, option pricing model which is based on observable data and appropriate considering the nature of objects.

Also, fair value of more complex derivative instrument is calculated using valuation techniques based on unobservable data in the market. The accuracy of the valuation techniques is approved by periodical review.

2.7.1 Day 1 Profit and Loss

Accordance with Korean IFRS, if there is no available price from active market and if the Company uses a valuation technique that uses unobservable valuation parameters from market for the fair value at initial recognition of financial instruments, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price and the difference is amortised by using the straight line method over the life of the financial instruments.

2.7.2 Credit risk adjustments

In case of exchange-traded derivative instrument, credit risk is not reflected on the fair value because exchange-traded derivative instrument is traded in public exchange, and it is not available to identify certain counterparties. Fair value of OTC derivative instrument only reflects credit risk.

17

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

2.7.3 Hedge accounting

The accounting treatment of changes of fair value for the derivatives varies as the character of hedging items and the purpose of hedging. The Company holds derivative contracts for the purpose of hedging the risk and the Company designates certain derivatives as hedging instruments to hedge the risk as follows.

(a)	Fair value hedge : a hedge of the exposure to changes in fair value of a recognized asset or liability or an unrecognized firm commitment

(b)

Cash flow hedge : a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with all, or a component of, the recognized asset or liability or a highly probable forecast transaction

(c)	Hedge of net investments in foreign operations

On initial designation of the hedge, the Company formally documents the relationship between the hedging instrument(s) and hedged items, including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

The fair value of derivatives for hedge is disclosed in note 37.

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss

If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item is fully amortised to profit or loss by the maturity of the financial instrument using the effective interest method.

The accounting treatments of hedge of net investments in foreign operations are similar to those of cash flow hedge.

If hedging instruments qualify for a hedge of net investments in foreign operations, the effective portion of changes in fair value of hedging instrument is recognized in other comprehensive income or loss and the ineffective portion is recognized in profit or loss. The gain or loss on the hedging instrument relating to the effective portion of the hedge that has been recognized in other comprehensive income will be reclassified from other comprehensive income or loss to profit or loss as a reclassification adjustment on the disposal or partial disposal of the foreign operation.

2.8 Property and Equipment

All property and equipment except for land are recognized at its cost less any accumulated depreciation and any accumulated impairment losses. The cost of property and equipment includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Land is measured at fair value on the basis of the valuation performed by an independent valuer. Revaluations are performed with sufficient regularity to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the end of the reporting period.

18

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

If an asset’s carrying amount is increased as a result of a revaluation, the increase is recognized in other comprehensive income and the amount is accumulated in equity under the heading of revaluation surplus after netting deferred tax. However, the increase is recognized in profit or loss to the extent that it reverses a revaluation decrease of the same asset previously recognized in profit or loss. If an asset’s carrying amount is decreased as a result of a revaluation, the decrease is recognized in profit or loss. However, the decrease is recognized in other comprehensive income to the extent of any credit balance existing in the revaluation surplus in respect of that asset. The decrease recognized in other comprehensive income reduces the amount accumulated in equity under the heading of revaluation surplus. The revaluation surplus included in equity in respect of an item of property and equipment is transferred directly to retained earnings when the asset is derecognized.

Depreciation of all property and equipment, except for land, is calculated using the following method to allocate their cost or revalued amounts, net of their residual values, over their estimated useful lives as follows:

Property and equipment	Estimated useful lives	Depreciation method
Buildings	40 years	Straight-line method
Vehicles	4 years	Straight-line method
Furniture and equipment	4 years	Straight-line method
Other	4 years	Straight-line method
Right-of-use assets	1~10 years (initial date of the contract entered into ~ maturity date)	Straight-line method

The residual value, the useful life and the depreciation method applied to an asset are reviewed at least at each financial year-end and, if needed, the changes are accounted for as a change in an accounting estimate.

2.9 Investment Property

Property held to earn rentals or for capital appreciation or both is classified as investment property. Investment property is measured initially at its cost. After recognition as an asset, investment property is carried at cost less accumulated depreciation and impairment losses. Investment property, except for land, is depreciated using the straight-line method over their useful lives of 40 years.

2.10 Intangible Assets

Intangible assets are measured initially at cost and subsequently carried at their cost less any accumulated amortization and any accumulated impairment losses.

Intangible assets, except for goodwill, comprise software and membership rights, and are amortised using the straight-line method with no residual value over following estimated useful economic life since the asset is available for use. However, goodwill and membership rights are not amortised by considering their useful life as indefinite, because there is no expectable limit to period for use.

Intangible assets	Estimated useful lives	Amortization method
Development costs	4 years	Straight-line method
Software	4 years	Straight-line method

The amortization period and the amortization method for intangible assets with a finite useful life are reviewed at the end of each financial year. The management reviews the useful life of intangible assets that is not being amortised each period to determine whether events and circumstances continue to support an indefinite useful life. If management judges that previous estimates should be adjusted, the change is accounted for as a change in an accounting estimate.

19

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

2.11 Impairment of Non-financial Assets

Goodwill or intangible assets with indefinite useful lives are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. Non-financial assets, other than goodwill, that suffered impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

2.12 Lease

Lease income from operating leases where the Company is a lessor is recognized on a straight-line basis over the lease term. Initial direct costs incurred in obtaining an operating lease are added to the carrying amount of the underlying asset and recognized as expense over the lease term on the same basis as lease income. The respective leased assets are included in the statement of financial position based on their nature.

The Company should assess whether a contract is, or contains a lease at the date the contract entered into and the initial application date under Korean IFRS No.1116. But the Company may elect not to reassess whether a contract is, or contains a lease for the contract entered into before the transition date by applying practical expedient permitted by Korean IFRS No.1116. The Company has gone through all the contract to assess whether the contract is, or contains, a lease at the date the contract entered into after the date of initial application.

A lessee is required to recognize a right-of-use asset (lease asset) representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. Assets and liabilities arising from a lease are initially measured on a present value basis.

Lease liabilities include the net present value of the following lease payments:

•	Fixed payments (including in-substance fixed payments), less any lease incentives receivable

•	Variable lease payment that are based on an index or a rate

•	Amounts expected to be payable by the lessee under residual value guarantees

•	The exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and

•	Payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease

The lease payments are discounted using the interest rate implicit in the lease, if that rate can be readily determined. If that rate cannot be readily determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms and conditions.

Right-of-use assets are measured at cost comprising the following:

•	The amount of the initial measurement of lease liability

•	Any lease payments made at or before the commencement date less any lease incentives received

•	Any initial direct costs incurred by the lessee, and

•	An estimate of restoration costs

However, short-term lease (lease that, at the commencement date, has a lease term of 12 months or less) and lease of low-value assets (For example, underlying leased asset under $ 5,000) are permitted to elect exceptional conditions.

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KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term.

Related to sale and leaseback, the Company (seller-lessee) is required to apply the Korean IFRS No.1115 ‘Revenue from Contracts with Customers’ to determine whether the transfer of an asset is accounted for as a sale of that asset. However, the Company shall not reassess sale and leaseback transactions entered into before the date of initial application.

Large number of lease contracts held by the Company have extension option and termination option. These conditions are generally used for maximizing the flexibility of lease operation in a view of managing the contracts. Extension option or termination option included in the lease contracts are generally owned by the Company, not lessor. The Company re-evaluated the lease term of the lease contracts by taking into account the contract type, operation plan for branch offices, and costs related to lease termination. As a result, no significant change in the existing lease term has occurred.

2.13 Provisions

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation and the increase in the provision due to passage of time is recognized as interest expense.

2.14 Financial Guarantee Contracts

Financial guarantees contracts provided by the Company are initially measured at fair value on the date the guarantee was given. Subsequent to initial recognition, the Company’s liabilities under such guarantees are measured at the higher of the amounts below and recognized as ‘other financial liabilities’:

•	Loss allowance in accordance with Korean IFRS No.1109, ‘Financial Instruments’

•	The amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with the principles of Korean IFRS No.1115, ‘Revenue from Contracts with Customers’

2.15 Revenue Recognition

The Company recognizes revenues in accordance with the following five-step revenue recognition standard (Korean IFRS No.1115 Revenue from Contracts with Customers).

•	Step 1: Identify the contract with a customer.

•	Step 2: Identify the performance obligations in the contract.

•	Step 3: Determine the transaction price.

•	Step 4: Allocate the transaction price to the performance obligations in the contract.

•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

2.16 Employee Benefits

2.16.1 Retirement benefit liabilities: Defined benefit plans and Defined contribution plans

The Company has both defined benefit and defined contribution plans. A defined contribution plan is a pension plan under which the Company pays fixed contributions into a separate entity. The contributions are recognized as employee benefit expenses when an employee has rendered service. A defined benefit plan is a pension plan that is not a defined contribution plan.

21

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

Typically defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that have terms to maturity approximating to the terms of the related pension obligation. The remeasurements of the net defined benefit liability are recognized in other comprehensive income.

If any plan amendments, curtailments, or settlements occur, past service costs or any gains or losses on settlement are recognized as profit or loss for the year.

2.16.2 Short-term employee benefits

Short-term employee benefits, which are expected to be settled wholly before 12 months after the end of the annual reporting period in which the employees render the service, are recognized in profit or loss at the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

The expected cost of profit-sharing and bonus payments are recognized as liabilities when the Company has a present legal or constructive obligation to make such payments as a result of past events rendered by employees and a reliable estimate of the obligation can be made.

2.16.3 Share-based payment

The Company is under share-based payment arrangements that grant shares to the executives of the Company. When the arrangements are exercised, the Company provides share or cash equal to the monetary value of the share.

The Company measures the services acquired and the liability incurred at fair value, and the fair value is recognized as expense and accrued expenses over the vesting period. Until the liability is settled, the Company remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss as share-based payments.

2.17 Income Tax Expenses

Income tax expense comprises current income tax and deferred income tax and is recognized in profit or loss for the year, except to the extent that the tax arises from (a) a transaction or event which is recognized either in other comprehensive income or directly in equity and (b) a business combination.

2.17.1 Current income tax

Current income tax is the amount of income taxes payable (recoverable) in respect of the taxable profit (tax loss) for a period. A difference between the taxable profit and accounting profit may arise when income or expense is included in accounting profit in one period but is included in taxable profit in a different period. Differences may also arise if there is revenue that is exempt from taxation or expenses that is not deductible in determining taxable profit (tax loss). Current income tax liabilities (assets) for the current and prior periods are measured at the amount expected to be paid to (recovered from) the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The Company offsets current income tax assets and current income tax liabilities if, and only if, the Company (a) has a legally enforceable right to set off the recognized amounts and (b) intends to settle on a net basis.

22

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

2.17.2 Deferred income tax

Deferred income tax is recognized, using the asset-liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amount in the financial statements. Deferred income tax liabilities are recognized for all taxable temporary differences and deferred income tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting profit nor taxable profit or loss.

Deferred income tax is recognized on temporary differences arising from investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period. The Company reduces the carrying amount of a deferred income tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred income tax liabilities and deferred income tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Current income tax and deferred income tax are included in the calculation of income tax expense. Income taxes related to prior period are included in current income tax.

Deferred income taxes, recognized directly in equity or arisen from business combination, are directly deducted from equity or goodwill.

2.18 Operating Segment Reporting

Operating segments are components of the Company, about which separate internal reporting information is evaluated regularly by the chief operating decision makers including Board of Directors in deciding how to allocate resources and to assess performance. Each segment is a strategic business unit that offers different products and services, and is managed separately because each business has different risks and opportunities, different technology required and marketing strategies.

Segment information includes the items which are directly attributable and reasonably allocated to the segment.

23

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

2.19 Other Receivables and Payables Related to Brokerage Transactions

Regarding customer brokerage transactions, the Company recognizes the receivable from and payable to the Korea Exchange (Clearing and settlement organization) and customers in total amounts, which the Company recognizes as other financial assets and other financial liabilities. The Company offsets the receivable and payable that arise between Korea Exchange and the Company within the same day.

2.20 Business Combinations

The acquisition method of accounting is used to account for business combinations by the Company. The consideration transferred is measured at the fair values of the assets transferred, and identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

The Company applies the book-value method to account for business combinations of entities under common control. Identifiable assets acquired and liabilities assumed in a business combination are measured at their book values on the financial statements of the ultimate parent entity. In addition, the difference between the sum of book values of the assets and liabilities transferred and accumulated other comprehensive income; and the consideration paid is recognized as capital surplus.

2.21 Approval of Issuance of the Financial Statements

The issuance of the December 31, 2024 separate financial statements of the Company was approved by the Board of Directors on February 4, 2025, which is subject to change with approval at the annual shareholder’s meeting.

3. Critical Accounting Estimates and Assumptions

The preparation of financial statements requires the Company to make estimates and assumptions concerning the future. Management also needs to exercise judgement in applying the Company’s accounting policies. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. As the resulting accounting estimates will, by definition, seldom equal the related actual results, it can contain a significant risk of causing a material adjustment.

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below. Additional information of significant judgment and assumptions of certain items are included in relevant notes.

3.1 Income taxes

The Company recorded, based on its best estimate, current taxes and deferred taxes that the Company will be liable in the future for the operating results at the end of the reporting period. However, the final tax outcome in the future may be different from the amounts that were initially recorded. Such differences will impact the current and deferred income tax assets and liabilities in the period in which the final tax outcome is determined.

If certain portion of the taxable income is not used for investments or increase in wages in accordance with the Special Taxation for Facilitation of Investment and Mutually-Beneficial Cooperation, the Company is liable to pay additional income tax calculated based on the tax law. Accordingly, the measurement of current and deferred income tax is affected by the tax effects from such tax law. As the Company’s income tax is dependent on the investments and increase in wages, there exists uncertainty with regard to measuring the final tax effects.

24

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

3.2 Fair value of financial instruments

The fair value of financial instruments where no active market exists or where quoted prices are not otherwise available is determined by using valuation techniques. Financial instruments, which are not actively traded in the market and those with less transparent market prices, will have less objective fair values and require broad judgment on liquidity, concentration, uncertainty in market factors and assumptions in price determination and other risks.

As described in Note 2.5, ‘Recognition and Measurement of Financial Instruments’, diverse valuation techniques are used to determine the fair value of financial instruments, from generally accepted market valuation models to internally developed valuation models that incorporate various types of assumptions and variables.

3.3 Impairment of financial assets

In accordance with Korean IFRS No.1109, the provision for impairment for financial assets are based on assumptions about risk of default and expected loss rates. The Company uses judgment in making these assumptions and selecting the inputs to the impairment calculation based on the Company’s past history, existing market conditions as well as forward-looking estimates at the end of each reporting period (Note 2.5).

3.4 Measurement of defined benefit obligation

The present value of the defined benefit liability depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost (income) for pensions include the discount rate. Any changes in these assumptions will impact the carrying amount of the defined benefit liability. The Company determines the appropriate discount rate at the end of the reporting period. This is the interest rate that is used to determine the present value of estimated future cash outflows expected to be required to settle the defined benefit liability. In determining the appropriate discount rate, the Company considers the interest rates of high-quality corporate bonds that are denominated in the currency in which the pension benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability. Other key assumptions for defined benefit liability are based in part on current market conditions.

25

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

4. Segment Information

4.1 Types of services from which each reportable segment derives its revenues

Management of the Company decides operating segment based on the information, which is to be reported to the chief executive officer, in order to allocate resources to the segment and evaluate performance of the segment. The Company’s operating segments consist of brokerage and wealth management, investment banking, trading and other business part.

In accordance with Korean IFRS No.1108, reporting segments of the Company by type of services categories are as follows:

Reporting segment	Main business activities
Brokerage and wealth management	Sales and services relating to wealth management and brokerage provided to individuals, corporations and institutional investors

Investment banking	Underwriting and advisory services related to bond issuance, structured finance, initial public offering, and mergers and acquisition

Trading	Trading of securities and derivatives, and proprietary trading

Others	Other services and support services

4.2 Revenue and income of segment reporting

Financial information by operating segment for the years ended December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)
	2024
	Operating income	Operating expense	Operating profit	Non-operating income(expense)	Profit(loss) before income tax expense(income)
Brokerage and wealth management	5,125,756,055	4,794,443,838	331,312,217	(60,504,564)	270,807,653
Investment banking	1,072,383,201	884,050,444	188,332,757	6,322	188,339,079
Trading	3,929,880,919	3,893,811,293	36,069,626	3,244,181	39,313,807
Others	483,369,206	285,153,789	198,215,417	44,838,272	243,053,689

	10,611,389,381	9,857,459,364	753,930,017	(12,415,789)	741,514,228

(in thousands of Korean won)
	2023
	Operating income	Operating expense	Operating profit	Non-operating income(expense)	Profit(loss) before income tax expense(income)
Brokerage and wealth management	4,162,257,567	3,925,688,546	236,569,021	(15,673,946)	220,895,075
Investment banking	974,957,814	797,871,693	177,086,121	(163,036,425)	14,049,696
Trading	5,783,714,581	5,740,497,881	43,216,700	9,289,767	52,506,467
Others	319,277,714	122,613,549	196,664,165	(42,661,124)	154,003,041

	11,240,207,676	10,586,671,669	653,536,007	(212,081,728)	441,454,279

26

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

The above reported operating income is generated from external customers and inter-segment transactions, and expense includes expenses that can be directly attributed or reasonably allocated to each segment including internal interests. Segment profit represents the profit earned by each segment, reported to the chief executive officer to determine the allocation of resources and to measure the respective segments’ performance.

4.3 Assets and liabilities of segments

Total assets and liabilities by each segment as at December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024
	Total assets	Total liabilities
Brokerage and wealth management	7,565,851,146	8,306,698,054
Investment banking	4,077,781,107	207,642,939
Trading	26,389,808,564	11,811,736,915
Others	22,283,626,634	33,311,290,136

	60,317,067,451	53,637,368,044

(in thousands of Korean won)	2023
	Total assets	Total liabilities
Brokerage and wealth management	8,557,590,262	7,407,509,415
Investment banking	3,370,251,863	152,321,037
Trading	25,836,183,290	18,296,419,004
Others	20,064,462,388	25,815,026,079

	57,828,487,803	51,671,275,535

4.4 Information on principal customers

No single customer contributed 10% or more to the Company’s revenue for the years ended December 31, 2024 and 2023.

27

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

5. Cash and Deposits

The details of cash and deposits as at December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Cash and cash equivalents
Cash on hand	123	98
Demand deposits	342,209,931	170,183,415
Checking deposit	12,908,712	4,779,837
Foreign currency deposits	143,469,919	109,959,995
MMDA	87,210,942	92,034,412
Accommodation notes	7,096,548	65,212,108

	592,896,175	442,169,865

Deposits
Deposits for securities subscription	1,083,733	2,166,493
Reserve for claims of customers’ deposits	802,442,695	434,840,018
Guarantee deposits for securities lending and borrowing	46,752,792	203,006,941
Deposits for exchange-traded derivatives	572,602,786	624,629,214
Guarantee deposits for KSFC trading	—	529,659
Long-term deposits	75,000,000	75,000,000
Restricted due from financial institutes	39,000	39,000
Others	862,472,983	542,624,988
Allowances for credit losses of deposits	(738,213)	(290,185)
	2,359,655,776	1,882,546,128

	2,952,551,951	2,324,715,993

Restricted deposits as at December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Deposits for securities subscription [1]	1,083,733	2,166,493
Reserve for claims of customers’ deposits [2]	802,442,695	434,840,018
Guarantee deposits for securities lending and borrowing [3]	46,752,792	203,006,941
Deposits for exchange-traded derivatives [4]	572,602,786	624,629,214
Guarantee deposits for KSFC trading [5]	—	529,659
Long-term deposits [6]	69,000,000	69,000,000
Restricted due from financial institutes [7]	39,000	39,000
Others [8]	862,472,983	542,624,988

	2,354,393,989	1,876,836,313

[1]

Subscription deposits are subscription margin of investors and the Company that are separately deposited at Korea Securities Finance Corporation(KSFC) or other relevant financial institutions until due date for payment for the subscription of the newly issued or sold securities in accordance with the provisions of Article 4-44 of the Regulation on Financial Investment Business.

[2]

The reserve for claims of customers’ deposits is deposited separately in a form of trust in KSFC to meet the demands of investors, such as return of deposit and others, in accordance with Article 74 of the Financial Investment Services and Capital Markets Act.

[3]	Deposited in Korea Securities Depository to guarantee for securities lending and borrowing.
[4]	The deposits for exchange-traded derivatives that the investors and the Company pay for foreign futures option trading to KEB Hana Bank and Forex Dealer Member.
[5]	In the case of an investor’s loan transaction, a certain portion of the price of securities sold is deposited at KSFC as margin.
[6]	Pledged deposits provided for securities lending and borrowing, repurchase agreements between institutions and retail payment through investment & securities companies are included.
[7]	Guarantee deposits for checking accounts
[8]	Deposits in foreign currency and others consist of the margin accounts for trading financial instruments in foreign markets and deposits to court.

28

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

Changes in allowances for credit losses of deposits for the years ended December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024
	12-month expected credit losses	Lifetime expected credit losses
		Non- impaired	Impaired
Beginning	290,185	—	—
Provision	448,028	—	—

Ending	738,213	—	—

(in thousands of Korean won)	2023
	12-month expected credit losses	Lifetime expected credit losses
		Non- impaired	Impaired
Beginning	645,197	—	—
Reversal of provision	(355,012)	—	—

Ending	290,185	—	—

6. Financial Instruments at FVTPL

The details of financial instruments at FVTPL as at December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	Financial Assets at FVTPL		Financial Liabilities at FVTPL
	2024	2023	2024	2023
Financial assets required to be mandatorily measured at FVTPL	36,753,823,519	35,529,339,671	2,558,520,223	2,860,033,642
Financial assets designated at FVTPL	—	—	8,010,047,059	7,975,847,458

	36,753,823,519	35,529,339,671	10,568,567,282	10,835,881,100

29

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

6.1 Financial assets required to be mandatorily measured at FVTPL

The details of financial assets required to be mandatorily measured at FVTPL as at December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Deposits
Reserve for claims of customers’ deposits (trust) [1]	4,458,853,144	4,708,118,940
Equity instruments
Stocks	1,601,664,976	923,732,924
Debt instruments
Government and local government bonds	4,038,123,584	3,903,440,137
Special bonds	4,394,107,831	2,981,409,472
Corporate bonds	5,887,629,630	5,907,122,398
Corporate commercial papers	5,668,511,190	6,575,704,889
Asset-backed short-term bonds	1,731,958,269	2,257,642,941
Hybrid bond with security-like features	267,899,220	244,663,741
Investment in partnerships	621,369,479	581,762,940
Collective investment securities	4,869,469,164	4,600,708,350
Hybrid stock with bond-like features	169,454,179	124,485,659
Loans
Loans	937,460,555	—
Derivative linked securities
Equity-linked securities	10,897,742	9,129,439
Other derivative linked securities	783,440,520	615,830,815
Other OTC derivative combined contract	102,732,731	187,620,544
Securities in foreign currency
Stocks in foreign currency	49,737,589	24,839,546
Bonds in foreign currency	597,549,013	661,392,565
Investments in partnerships in foreign currency	52,692,465	44,768,900
Collective investment securities in foreign currency	125,807,545	190,230,987
Collective fund for default loss	82,900,562	83,483,822
Hybrid bonds	271,689,060	473,554,744
Exchange traded notes	—	10,540
Other short-term securities held for sale	29,875,071	429,685,378

	36,753,823,519	35,529,339,671

[1]

The reserve for claims of customers’ deposits is restricted to use because this reserve is deposited separately in a form of trust in KSFC to meet the demands of investors, such as return of deposit and others, in accordance with Article 74 of the Financial Investment Services and Capital Markets Act.

Details of securities sold which are classified as financial liabilities at FVTPL as at December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Equity Securities
Stocks	798,188,133	585,888,153
Collective investment securities	1,394,238	2,771,484
Debt Securities
Government and local government bonds	1,758,937,852	2,271,374,005

	2,558,520,223	2,860,033,642

30

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

Assets Pledged as Collateral

The details of financial assets pledged as collateral as at December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	Description[1]	2024	2023	Security right holder
Financial assets at FVTPL	Guarantee deposits for lending and borrowing securities and bonds	9,908,290,516	10,076,739,059	Korea Securities Depository, etc.
	Margin required and guarantee deposits for derivatives trading	1,591,262,017	1,556,234,283	Korea Stock Exchange, etc.
	Guarantee deposits for reverse repurchase agreements	4,232,134,843	3,200,510,963	Customer, Institution
	Guarantee deposits for agency of balance payments	—	98,000,000	Kookmin Bank
Financial assets at FVOCI	Guarantee deposits for lending and borrowing securities and bond	2,510,367,880	1,719,208,234	Korea Securities Depository, etc.
	Guarantee deposits for derivatives trading	183,121,174	167,879,197	Hana Securities Co., Ltd., etc.
	Guarantee deposits for reverse repurchase agreements	1,811,592,215	2,509,724,246	Customer, Institution

		20,236,768,645	19,328,295,982

[1]	As at December 31, 2024 and 2023, the accrued interests related to debt securities provided as collateral of ~~W~~406,426 million and ~~W~~344,448 million, respectively, are excluded.

The Company provides ~~W~~8,027,229 million and ~~W~~7,916,155 million of its borrowing securities held as collateral to KSFC and others as at December 31, 2024 and 2023, respectively.

As at December 31, 2024 and 2023, the fair values of collaterals sold or repledged as collaterals regardless of default are as follows:

(in thousands of Korean won)	Securities
	2024	2023
Fair value of collateral held	2,255,447,484	1,475,466,369
Fair value of collaterals sold or re-provided as collateral	—	—

	2,255,447,484	1,475,466,369

6.2 Financial liabilities designated at FVTPL

The details of financial liabilities designated at FVTPL as at December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	Financial liabilities designated at FVTPL
	2024	2023
Derivative linked securities
Equity-linked securities	4,437,103,116	5,150,606,199
Other derivative linked securities	2,062,512,677	1,834,571,974
Other OTC derivative combined contract	1,209,941,532	933,983,691
Exchange traded notes	300,489,734	56,685,594

	8,010,047,059	7,975,847,458

31

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

The differences between the contractual value to be paid at maturity and the carrying amount of financial liabilities at FVTPL as at December 31, 2024 and 2023, are as follows :

(in thousands of Korean won)	2024	2023
Contractual value to be paid at maturity	7,947,235,520	7,871,014,106
Carrying amount	8,010,047,059	7,975,847,458

Differences	(62,811,539)	(104,833,352)

Accumulated changes in fair value of financial liabilities at FVTPL due to the change of credit risk as at December 31, 2024 and 2023, are as follows :

(in thousands of Korean won)	Other comprehensive income recognized from changes of fair value due to the change of credit risk (before tax) [1]
	2024	2023
Beginning of the year	16,008,372	(55,892,336)
Change of fair value	7,493,104	71,900,709

End of the year	23,501,476	16,008,373

[1]	The Company assessed OCI based on the probability of default corresponding to the Company’s credit rating and loss given default. The amount is before tax.

32

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

7. Derivatives and Hedge Accounting

Derivatives owned by the Company as at December 31, 2024 and 2023, are as follows:

	2024
	Assets		Liabilities
(in thousands of Korean won)	Hedging	Trading	Hedging	Trading	Unsettled amount
Exchange-traded derivatives
Interest rate:
Futures	—	718,474	—	5,406,671	4,109,620,037
Equity:
Futures	—	3,260,046	—	7,962,965	2,140,518,324
Purchase options	—	9,946,986	—	—	264,716,897
Written options	—	—	—	165,495,252	1,305,007,298
Currency:
Futures	—	1,132,412	—	234,401	404,531,400
Goods:
Futures	—	1,191,265	—	1,012,175	42,764,421

	—	16,249,183	—	180,111,464	8,267,158,377

OTC derivatives
Interest rate:
Forwards	—	697,806,221	—	674,883,353	17,627,246,000
Swaps	—	118,669,376	—	312,957,041	122,722,303,442
Options	—	10,235,246	—	12,676,965	450,100,000
Currency:
Forwards	—	182,379,316	4,309,200	229,088,752	8,101,373,429
Swaps	—	32,996,658	—	28,835,713	601,281,009
Options	—	4,415,787	—	6,151	147,000,000
Equity:
Swaps	—	276,216,278	—	156,075,309	4,946,600,638
Purchase options	—	4,396,415	—	—	471,018,000
Written options	—	—	—	5,872,788	483,738,001
Credit:
Swaps	—	37,123,089	—	27,397,061	4,411,630,000
Goods:
Swaps	—	12,389,786		11,780,566	1,297,182,950
Options	—	3,018,458	—	3,130,137	292,290,390
Others:
Swaps	—	47,097	—	275,542,878	796,712,171

	—	1,379,693,727	4,309,200	1,738,246,714	162,348,476,030

	—	1,395,942,910	4,309,200	1,918,358,178	170,615,634,407

	2023
	Assets		Liabilities
(in thousands of Korean won)	Hedging	Trading	Hedging	Trading	Unsettled amount
Exchange-traded derivatives
Interest rate:
Futures	—	6,226,442	—	4,358,742	4,042,993,055
Equity:
Futures	—	11,179,142	—	13,231,866	1,309,051,635
Purchase options	—	6,954,717	—	—	463,629,117
Written options	—	—	—	76,362,413	684,865,465

33

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

Currency:
Futures	—	695,841	—	242,418	193,521,882
Goods:
Futures	—	1,304,534	—	105,876	26,037,012

	—	26,360,676	—	94,301,315	6,720,098,166

OTC derivatives
Interest rate:
Forwards	—	501,834,690	—	483,149,733	14,811,295,000
Swaps	—	109,345,316	—	242,616,276	195,252,814,288
Options	—	2,018,458	—	3,037,884	310,000,000
Currency:
Forwards	—	49,044,667	5,307,120	51,416,659	6,062,007,794
Swaps	—	15,064,959	—	16,848,944	534,879,078
Options	—	9,208,609	—	952	412,828,000
Equity:
Swaps	—	327,873,021	—	491,916,197	5,114,409,518
Purchase options	—	71,207,596	—	—	1,864,702,957
Written options	—	—	—	163,911,123	1,854,850,307
Credit:
Swaps	—	17,799,282	—	8,695,443	2,864,356,720
Goods:
Swaps	—	4,348,110		4,351,784	31,635,429
Options	—	1,091,360	—	1,146,632	100,484,231
Others:
Swaps	—	—	—	245,312,183	694,541,167

	—	1,108,836,068	5,307,120	1,712,403,810	229,908,804,489

	—	1,135,196,744	5,307,120	1,806,705,125	236,628,902,655

The Company entered into the derivative contracts and applied fair value hedge accounting for hedging foreign exchange risk of the investment in subsidiaries and others.

Gain or loss on fair value hedge for the years ended December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Gain(loss) on the hedging instrument	(33,134,172)	(4,791,666)
Gain(loss) on the hedged item attributable to the hedged risk	33,134,172	4,791,666

	—	—

The average price related to hedge of net investments in foreign operations as at December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024
	The nominal amount of the hedging instrument	Average price (KRW/USD, Korean won)
1 year	15,876,000	1,071.00
2 year	236,670,000	1,179.00
3 year	—	—
Over 3 year	—	—

	252,546,000	1,172.13

34

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

(in thousands of Korean won)	2023
	The nominal amount of the hedging instrument	Average price (KRW/USD, Korean won)
1 year	31,332,420	1,071.00
2 year	—	—
3 year	207,593,400	1,178,92
Over 3 year	—	—

	238,925,820	1,164.76

The contents of fair value hedge as of December 31, 2024 and 2023, are as follows:

	2024
(in thousands of Korean won)	Carrying amount (asset)	Accumulated fair value (asset)	Change of fair value for the year
Currency
Investment in subsidiaries	284,468,575	52,226,706	33,134,172

	2023
(in thousands of Korean won)	Carrying amount (asset)	Accumulated fair value (asset)	Change of fair value for the year
Currency
Investment in subsidiaries	269,912,803	22,784,034	4,791,666

8. Financial Assets at FVOCI

The details of financial assets at FVOCI as at December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Equity instruments
Stocks [1]	472,013,719	432,986,575
Investment in partnerships	1,200,000	1,200,000
Other	879,977,298	425,898,552
Debt instruments
Government and municipal government bonds	70,709,895	5,248,842
Special bonds	1,821,452,212	1,519,494,875
Corporate bonds	2,595,239,175	2,542,007,878
Debt instruments in foreign currency	641,121,645	203,567,442

	6,481,713,944	5,130,404,164

[1]	Equity investment on Korea Stock Exchange and other relative institutions.

35

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

Changes in gains and losses on valuation of financial assets at FVOCI (before tax) for the year ended December 31, 2024 and 2023, are as follows:

	2024
(in thousands of Korean won)	Beginning balance	Valuation[1]	Disposal / transfer	Ending balance
Stocks	386,171,268	(15,718,337)	—	370,452,931
Government and local government bonds	57,031	(447,623)	(57,031)	(447,623)
Special bonds	3,686,348	7,970,335	(2,382,806)	9,273,877
Corporate bonds	6,816,506	8,237,295	(1,424,622)	13,629,179
Securities in foreign currency	(1,035,064)	(243,344)	138,432	(1,139,976)
Other securities in Korean won	(1,588,431)	14,095,998	(1,992,013)	10,515,554

	394,107,658	13,894,324	(5,718,040)	402,283,942

[1]	Provision for credit loss of debt instruments at FVOCI as ~~W~~215 million are excluded.

	2023
(in thousands of Korean won)	Beginning balance	Valuation[1]	Disposal / transfer	Ending balance
Stocks	373,514,968	12,656,300	—	386,171,268
Government and local government bonds	(195,840)	252,871	—	57,031
Special bonds	(2,654,207)	3,686,348	2,654,207	3,686,348
Corporate bonds	(23,558,045)	19,132,483	11,242,068	6,816,506
Securities in foreign currency	(6,164,532)	5,080,455	49,013	(1,035,064)
Other securities in Korean won	(22,900,422)	21,311,991	—	(1,588,431)

	318,041,922	62,120,448	13,945,288	394,107,658

[1]	Provision for credit loss of debt instruments at FVOCI as ~~W~~693 million and reversal of provision for credit loss of debt instruments at FVOCI as ~~W~~170 million are excluded.

The derecognized equity investments at FVOCI for the year ended December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Equity investments at FVOCI	151,937,226	—

The dividend income from equity investments at FVOCI for the years ended December 31, 2024 and 2023, are as follows;

(in thousands of Korean won)	2024		2023
	Derecognised	Held at the end of reporting period	Derecognised	Held at the end of reporting period
Equity investments at FVOCI
Non marketable securities	—	14,628,399	—	9,216,729
Other equity investments	698,774	31,745,544	—	17,262,460

The Company recognized provision for credit loss of debt instruments at FVOCI amount (before tax) to ~~W~~1,743 million and ~~W~~1,528 million, as at December 31, 2024 and 2023, respectively.

36

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

9. Investments in Subsidiaries and Associates

Investments in subsidiaries and associates as at December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024
	Location	Percentage of ownership(%)	Date of financial statements [4]	Net Asset	Book amount	Main Business
Subsidiaries
KBFG Securities America Inc.	USA	100.00	December	25,529,467	17,259,715	Investment, advisory
KB Securities Hong Kong Ltd.	Hong Kong	100.00	December	294,504,905	266,236,375	Investment, advisory
KB Securities Vietnam Joint Stock Company	Vietnam	99.81	December	250,658,226	173,875,579	Investment, advisory
KB FINA Joint Stock Company	Vietnam	100.00	December	2,634,471	2,634,471	IT(Fintech)
PT. KB Valbury Sekuritas	Indonesia	65.00	December	89,769,492	57,221,997	Investment, advisory
KB Digital Innovation&growth New Technology Business Investment Fund [1]	Korea	20.00	December	7,737,182	2,000,000	Other financial
KB Pre-IPO 2nd (TCB) New Technology Business Investment Fund [1]	Korea	42.86	December	25,228,894	10,665,000	Other financial
KB Global Contents Private Investment Fund [1]	Korea	27.27	December	15,682,080	4,500,000	Other financial
JB New Jersey Private Real Estate Fund 1	Korea	98.15	December	56,317	—	Funds
LB Ireland Private Real Estate Investment Trust 8	Korea	96.64	December	(4,087,198)	—	Funds
Pacific US BlackRock Private Placement Real Estate Fund Investment Trust No. 15	Korea	98.51	December	4,904,932	4,862,303	Funds
Mangrove Feeder Fund	Cayman Islands	74.90	December	18,562,431	18,232,200	Funds
GH Real Estate I LP	Guernsey	81.00	December	27,107,882	20,228,930	Investment
JB Dry Street Private Fund 1	Korea	100.00	December	192,453	239,920	Funds
JB Australia108 Private Fund 1	Korea	100.00	December	127,351	165,847	Funds
JB Forge Private Fund 1	Korea	100.00	December	90,953	118,464	Funds
JB Hall Street Private Fund 1	Korea	100.00	December	195,293	245,327	Funds
JB Margaret Street Private Fund 1	Korea	100.00	December	54,323	68,655	Funds
GVA Europe Pre-IPO Private Investment Trust No.1	Korea	100.00	December	29,618,615	17,866,800	Funds
LIFE Global Reits Pre-IPO General Private Investment Trust 1	Korea	99.89	December	59,358,576	53,065,676	Funds
Star-Lord Alpha Flux General Investors Private Real Estate Investment Company No.11	Korea	99.78	December	31,083,636	44,900,000	Funds
Able Gwonseon 1st Co., Ltd. [1]	Korea	—	December	68,839	—	Asset-backed securitization
Newstar Gimpo 1st Co., Ltd [1]	Korea	—	December	(262,779)	—	Asset-backed securitization
Able Sewoon Co., Ltd. [1]	Korea	—	December	(842,626)	—	Asset-backed securitization
KB MyeongJi 1st Co.,Ltd. [1]	Korea	—	December	356,835	—	Asset-backed securitization
Able Dangjin 1st Co.,Ltd. [1]	Korea	—	December	1,060,237	—	Asset-backed securitization
KB Mapo 2nd Co.,Ltd. [1]	Korea	—	December	(338,515)	—	Asset-backed securitization
Able Wonchang 1st Co., Ltd. [1]	Korea	—	December	(1,210,316)	—	Asset-backed securitization
Zitaress 1st Co., Ltd. [1]	Korea	—	December	358,205	—	Asset-backed securitization

37

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

(in thousands of Korean won)	2024
	Location	Percentage of ownership(%)	Date of financial statements [5]	Net Asset	Book amount	Main Business
Able Beomeo-one Co., Ltd. [1]	Korea		December	385,218	—	Asset-backed securitization
Newstar Gimpo 4th Co.,Ltd. [1]	Korea	—	December	(6,694,846)	—	Asset-backed securitization
Powerplay 1st Co., Ltd. [1]	Korea	—	December	(372,596)	—	Asset-backed securitization
Able Dosan 1st Co., Ltd [1]	Korea	—	December	1,778,541	—	Asset-backed securitization
Able Maseok 1st Co., Ltd. [1]	Korea	—	December	(459,765)	—	Asset-backed securitization
TW Seocho 1st Co., Ltd. [1]	Korea	—	December	2,046,663	—	Asset-backed securitization
TW Seocho 2nd Co., Ltd. [1]	Korea	—	December	926,752	—	Asset-backed securitization
Newstar Wave 1st Co., Ltd. [1]	Korea	—	December	385,123	—	Asset-backed securitization
Able Next 1st Co., Ltd [1]	Korea	—	December	(646,234)	—	Asset-backed securitization
YSMC 1st Co., Ltd. [1]	Korea	—	December	(219,814)	—	Asset-backed securitization
Gyeongsan Logis 1st Co., Ltd[1]	Korea	—	December	(13,978)	—	Asset-backed securitization
Stoke 2nd Corp [1]	Korea	—	December	(6,788,935)	—	Asset-backed securitization
Newstar Seongnam 1st Co.,Ltd [1]	Korea	—	December	85,548	—	Asset-backed securitization
KPS Sihwa 1st Co., Ltd. [1]	Korea	—	December	(42,294,192)	—	Asset-backed securitization
Newstar NRB First Co., Ltd. [1]	Korea	—	December	(1,346,805)	—	Asset-backed securitization
Able alpha Co., Ltd. [1]	Korea	—	December	(1,400,446)	—	Asset-backed securitization
K-1 23th Yeoksam Real Estate Investment Trust Company	Korea	51.11	December	132,285,289	31,050,000	Real-estate Investment
KB Securities ESG Value Enhancement Fund	Korea	93.75	December	1,995,296	2,000,000	Other financial
Able Eunhwasam 2nd Co., Ltd. [1]	Korea	—	December	(1,369,569)	—	Asset-backed securitization
Newstar Sina 2nd Co., Ltd. [1]	Korea	—	December	858,444	—	Asset-backed securitization
Newstar Gimpo 7th Co.,Ltd. [1,2]	Korea	—	December	(44,492,446)	—	Asset-backed securitization
NewStar Yui the 1st [1,2]	Korea	—	December	(1,069,235)	—	Asset-backed securitization
able hi position 1st [1,2]	Korea	—	December	(767,025)	—	Asset-backed securitization
Graha 2nd Co., Ltd. [1,2]	Korea	—	December	12,005	—	Asset-backed securitization
Able Yongin Wonsam 2nd Co.,Ltd. [1,2]	Korea	—	December	(239,052)	—	Asset-backed securitization
ABLE GUNPO 1ST CO.,LTD. [1,2]	Korea	—	December	(493,322)	—	Asset-backed securitization
TRUE HOUSE FIRST CO., LTD. [1,2]	Korea	—	December	200,565	—	Asset-backed securitization
Breeze Air Primary Co.,Ltd. [1,2]	Korea	—	December	(148,182)	—	Asset-backed securitization
Able Gongpyeong 3rd Co.,Ltd [1,2]	Korea	—	December	70,027	—	Asset-backed securitization
NEW STAR L CARD 1ST CO.,LTD. [1,2]	Korea	—	December	(392,862)	—	Asset-backed securitization
Olivia 1st Co.,Ltd. [1,2]	Korea	—	December	136,167	—	Asset-backed securitization
THE APOGEE THE FIRST CO.,LTD. [1,2]	Korea	—	December	31,284	—	Asset-backed securitization
EULJI NAIN 1ST CO.,LTD. [1,2]	Korea	—	December	(647,501)	—	Asset-backed securitization
E&F Backsapphire Private Equity Fund [2]	Korea	98.76	December	39,896,349	40,000,000	Other financial

38

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

(in thousands of Korean won)	2024
	Location	Percentage of ownership(%)	Date of financial statements [5]	Net Asset	Book amount	Main Business
Global One Professional Investment Type Private U.S. Real Estate Investment Trust No. 2(H) [2]	Korea	99.99	December	1,476,172	1,476,026	Funds
Able Civic 4th Co., Ltd. [1,2]	Korea	—	December	(256,082)	—	Asset-backed securitization
NEWSTAR EXPER 1ST CO.,LTD. [1,2]	Korea	—	December	(777,240)	—	Asset-backed securitization

					768,913,285

Associates
KB Special Purpose Acquisition Company No.21 [3]	Korea	0.13	November	16,109,139	10,000	SPAC
KB Special Purpose Acquisition Company No.25 [3]	Korea	0.12	November	8,580,129	5,000	SPAC
KB Special Purpose Acquisition Company No.26 [3]	Korea	0.09	November	10,829,695	5,000	SPAC
KB Special Purpose Acquisition Company No.27 [3]	Korea	0.04	November	26,419,296	5,000	SPAC
KB Special Purpose Acquisition Company No.28 [3]	Korea	0.09	November	10,618,937	5,000	SPAC
KB Special Purpose Acquisition Company No.29 [3]	Korea	0.16	November	12,428,561	10,000	SPAC
KB Special Purpose Acquisition Company No.30 [3]	Korea	0.19	November	10,363,936	10,000	SPAC
KB Special Purpose Acquisition Company No.31 [3]	Korea	4.76	November	474,974	10,000	SPAC
KB New Paradigm Agriculture Venture Fund	Korea	25.00	December	5,165,014	1,275,000	Investment
KB KONEX Market Vitalization Fund	Korea	23.44	December	8,227,161	540,000	Investment
KB-KDBC New Technology Business Investment Fund	Korea	33.33	December	7,803,895	1,500,000	Investment
KBTS Technology Venture Private Equity Fund [3]	Korea	16.00	December	19,873,358	1,888,000	Investment
KB-SJ Tourism Venture Fund [3]	Korea	18.52	December	9,617,047	570,000	Investment
KB Shinjasanaubo Fund [3]	Korea	14.67	December	7,034,772	1,804,000	Investment
UNION Media Commerce Fund	Korea	28.99	December	3,262,579	1,000,000	Investment
KB SPROTT Renewable Private Equity Fund I [3]	Korea	12.56	December	24,296,915	3,682,135	Investment
KB-Stonebridge Secondary Private Equity Fund [3]	Korea	4.16	December	115,799,846	4,620,045	Investment
KB-SP Private Equity Fund IV [3]	Korea	18.10	December	22,071,363	2,494,808	Investment
KB-UTC Inno-Tech Venture Fund [3]	Korea	14.76	December	26,487,335	6,262,500	Investment
KB-NAU Special Situation Corporate Restructuring Private Equity Fund [3]	Korea	6.50	December	123,026,518	5,379,144	Investment
KB-KTB Technology Venture Fund [3]	Korea	18.18	December	49,986,506	10,000,000	Investment
KB Bio Global Expansion Private Equity Fund No.1	Korea	39.47	December	45,271,614	15,000,000	Investment
KB Digital Platform Fund [3]	Korea	16.67	December	169,731,013	28,000,000	Investment
KB-SOLIDUS Healthcare Investment Fund [3]	Korea	5.10	December	69,000,852	3,683,333	Investment
KB-GeneN Medical Venture Fund 1	Korea	22.52	December	8,348,219	2,000,000	Investment
DA-Friend Investment Fund II	Korea	27.06	December	3,348,957	987,633	Investment
Cornerstone Pentastone IV Fund	Korea	21.52	December	3,550,028	817,742	Investment
JS Private Equity Fund III	Korea	20.48	December	3,624,689	945,021	Investment
Mirae Asset Mobility Investment Fund I	Korea	22.99	December	8,341,764	2,000,000	Investment
KB-FT 1st Green Growth Investment Fund [3]	Korea	10.34	December	18,270,632	2,000,000	Investment

39

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

(in thousands of Korean won)	2024
	Location	Percentage of ownership(%)	Date of financial statements [5]	Net Asset	Book amount	Main Business
THE CHAEUL FUND NO.1(formerly, SKS IB NEW M&T FUND NO.1)	Korea	31.25	December	3,052,675	1,000,000	Investment
POSITVE Sobujang Venture Fund #1	Korea	43.96	December	1,977,444	879,121	Investment
KB-NP Green ESG New Technology Venture Capital Fund [3]	Korea	11.59	December	133,153,255	16,100,000	Investment
Hisstory 2022 Fintech Fund	Korea	34.78	December	5,451,583	2,000,000	Investment
KB Star REIT	Korea	26.84	December	367,097,153	39,787,364	Investment
KB Bio Private Equity Investment Fund IV	Korea	24.19	December	30,459,936	7,500,000	Investment
Nextrade Co., Ltd. [3]	Korea	6.64	September	123,213,152	9,700,000	Investment
MW-Pyco NewWave New Technology Investment Fund 4th	Korea	51.28	December	3,747,448	2,000,000	Investment
KB-SUSUNG 1st Investment Fund [3]	Korea	10.00	December	14,589,744	1,076,000	Investment
Bitgoeul Cheomdan Green 1st Co., Ltd. [3]	Korea	19.00	December	1,269,501	342,000	Investment
Shinhan-Eco Venture Fund 2nd	Korea	20.00	December	9,865,302	2,050,000	Investment
Leading H2O Fund 1	Korea	48.23	December	3,016,561	1,500,000	Investment
2023 JB Newtech No.2 Fund	Korea	25.71	December	6,631,365	1,405,557	Investment
U-KB Credit No.1 Private Equity	Korea	23.26	December	24,014,225	5,093,023	Investment
KB-BridgePole Venture Investment Fund #2 [3]	Korea	14.29	December	10,244,395	1,500,000	Investment
Sirius Silicon Valley I New Technology Fund	Korea	23.81	December	1,992,817	500,000	Investment
Timefolio Athleisure Investment Fund	Korea	48.19	December	8,139,720	4,000,000	Investment
COMPA Global Scale-Up Fund No.3	Korea	29.99	December	3,266,256	1,000,000	Investment
AKK Robotech Valueup New Technology Investment Fund [3]	Korea	4.98	December	22,645,242	1,000,000	Investment
YG MCE PROJECT No.1 Fund	Korea	27.78	December	5,316,511	1,500,000	Investment
HI YG Win-win Fund No.2	Korea	20.62	December	9,568,040	2,000,000	Investment
KB-CJ Venture Fund 1st	Korea	40.00	December	4,331,867	1,800,000	Investment
Elohim-Bilanx aerospace No.1 Fund	Korea	20.94	December	9,446,122	2,000,000	Investment
KB-SUSUNG 2nd Investment Fund [3]		12.66	December	15,648,898	2,000,000	Investment
IMM global Secondary 1-1 Equity Private Fund	Korea	41.65	December	9,013,297	2,819,038	Investment
LIB Material Investment Fund	Korea	25.49	December	5,786,900	4,098,144	Investment
NOVORSEC-SJG Consumer Secondary Fund	Korea	24.29	December	6,949,377	1,700,000	Investment
KBSBI Global High-tech Strategic Private Equity Investment Limited Partnership [3]	Korea	16.30	December	29,629,640	5,059,098	Investment
KB-Cyrus Tourism Venture Fund [3]	Korea	18.52	December	5,276,727	1,000,000	Investment
IBKS Design Fund	Korea	46.51	December	4,291,749	2,000,000	Investment
NICE DATA INTELLIGENCE VENTURE FUND	Korea	23.53	December	4,240,923	1,000,000	Investment
Pectus Hanwha Fund No.2	Korea	29.41	December	6,631,095	2,000,000	Investment
KB-IMM Newstar Real Estate Private Fund 1	Korea	40.83	December	53,625,920	20,897,275	Investment

					244,815,981

					1,013,729,266

[1]

The Company has control over the special purpose entities (“SPEs”) and is exposed to variable returns. Accordingly, these SPEs are included as subsidiaries although the Company’s ownership is less than 50%.

[2]	Newly established in 2024 and included as subsidiaries.
[3]	Although the ownership of the Company is less than 20%, these are included as associates, since the Company has a significant influence over investee’s policy and operations.
[4]	The date is the closing date of financial statements used for the purpose of assessment of net asset value.

40

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

(in thousands of Korean won)	2023
	Location	Percentage of ownership(%)	Date of financial statements [4]	Net Asset	Book amount	Main Business
Subsidiaries
KBFG Securities America Inc.	USA	100.00	December	17,336,165	17,259,715	Investment, advisory
KB Securities Hong Kong Ltd.	Hong Kong	100.00	December	252,062,177	235,795,783	Investment, advisory
KB Securities Vietnam Joint Stock Company	Vietnam	99.81	December	218,463,690	173,875,579	Investment, advisory
KB FINA Joint Stock Company	Vietnam	77.82	December	10,759,391	11,146,330	IT(Fintech)
PT. KB Valbury Sekuritas	Indonesia	65.00	December	80,350,839	57,221,997	Investment, advisory
KB Digital Innovation&growth New Technology Business Investment Fund [1]	Korea	20.00	December	7,830,219	2,000,000	Other financial
KB Pre-IPO 2nd (TCB) New Technology Business Investment Fund [1]	Korea	42.86	December	33,482,109	14,550,000	Other financial
KB Global Contents Private Investment Fund [1]	Korea	27.27	December	15,948,028	4,500,000	Other financial
JB New Jersey Private Real Estate Fund 1	Korea	98.15	December	16,307,532	1,074,621	Funds
LB Irealand Private Real Estate Investment Trust 8	Korea	96.64	December	(3,829,847)	—	Funds
Pacific US BlackRock Private Placement Real Estate Fund Investment Trust No. 15	Korea	98.51	December	14,107,716	17,757,064	Funds
Vestas Qualified Investors’ Private Real Estate Fund Investment Trust No. 38	Korea	53.25	December	4,932,871	1,633,129	Funds
Mangrove Feeder Fund	Cayman Islands	86.06	December	35,029,713	34,117,020	Funds
GH Real Estate I LP	Guernsey	81.00	December	27,242,625	22,089,260	Investment
JB Dry Street Private Fund 1	Korea	100.00	December	209,816	239,920	Funds
JB Australia108 Private Fund 1	Korea	100.00	December	139,494	165,847	Funds
JB Forge Private Fund 1	Korea	100.00	December	99,653	118,464	Funds
JB Hall Street Private Fund 1	Korea	100.00	December	211,208	245,327	Funds
JB Margaret Street Private Fund 1	Korea	100.00	December	58,849	68,655	Funds
GVA Europe Pre-IPO Private Investment Trust No.1	Korea	100.00	December	29,888,662	20,000,000	Funds
LIFE Global Reits Pre-IPO General Private Investment Trust 1	Korea	99.50	December	59,595,114	59,470,000	Funds
Star-Lord AlphaFlux General Investors Private Real Estate Investment Company No.11 [2]	Korea	99.78	December	38,235,836	44,900,000	Funds
Able Gwonseon 1st Co., Ltd. [1]	Korea	—	December	(15,057)	—	Asset-backed securitization
Newstar IP Co., Ltd. [1]	Korea	—	December	(669,090)	—	Asset-backed securitization
Newstar Gimpo 1st Co., Ltd [1]	Korea	—	December	(9,951,026)	—	Asset-backed securitization
Able Gongpyeong 1st Co.,Ltd [1]	Korea	—	December	(165,562)	—	Asset-backed securitization
Newstar Believe Co., Ltd. [1]	Korea	—	December	(901,759)	—	Asset-backed securitization
ABR Joongang2 1st Co.,Ltd [1]	Korea	—	December	492,477	—	Asset-backed securitization
KB Tongyoung 1st Co., Ltd [1]	Korea	—	December	458,067	—	Asset-backed securitization

41

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

(in thousands of Korean won)	2023
	Location	Percentage of ownership(%)	Date of financial statements [5]	Net Asset	Book amount	Main Business
Able Sewoon Co., Ltd. [1]	Korea	—	December	147,378	—	Asset-backed securitization
Able Gasan 1st Co., Ltd. [1]	Korea	—	December	115,712	—	Asset-backed securitization
Able PT 1st Co., Ltd [1]	Korea	—	December	223,936	—	Asset-backed securitization
Newstar Plus 1st Co., Ltd. [1]	Korea	—	December	613,732	—	Asset-backed securitization
KB MyeongJi 1st Co.,Ltd. [1]	Korea	—	December	350,670	—	Asset-backed securitization
Able Dangjin 1st Co.,Ltd. [1]	Korea	—	December	322,596	—	Asset-backed securitization
KB Osansegyo 2nd Co.,Ltd. [1]	Korea	—	December	26,960	—	Asset-backed securitization
KB Mapo 2nd Co.,Ltd. [1]	Korea	—	December	(811,560)	—	Asset-backed securitization
Able Wonchang 1st Co., Ltd. [1]	Korea	—	December	(1,347,484)	—	Asset-backed securitization
Zitaress 1st Co., Ltd. [1]	Korea	—	December	146,517	—	Asset-backed securitization
Able Beomeo-one Co., Ltd. [1]	Korea	—	December	(278,327)	—	Asset-backed securitization
KB Infra 2nd Co., Ltd. [1]	Korea	—	December	(26,231)	—	Asset-backed securitization
Newstar Sina Co., Ltd. [1]	Korea	—	December	(293,262)	—	Asset-backed securitization
KB Gold 1st Co.,Ltd. [1]	Korea	—	December	786,223	—	Asset-backed securitization
Able MK 1st co.ltd [1]	Korea	—	December	(255,688)	—	Asset-backed securitization
Newstar Gimpo 4th Co.,Ltd. [1]	Korea	—	December	(6,681,930)	—	Asset-backed securitization
HD Value 1st Co., Ltd. [1]	Korea	—	December	(12,873)	—	Asset-backed securitization
Powerplay 1st Co., Ltd. [1]	Korea	—	December	202,235	—	Asset-backed securitization
Able Dosan 1st Co., Ltd [1]	Korea	—	December	916,396	—	Asset-backed securitization
Able Maseok 1st Co., Ltd. [1]	Korea	—	December	(1,873,992)	—	Asset-backed securitization
TW Seocho 1st Co., Ltd. [1]	Korea	—	December	(3,797,995)	—	Asset-backed securitization
TW Seocho 2nd Co., Ltd. [1]	Korea	—	December	(749,366)	—	Asset-backed securitization
Newstar Wave 1st Co., Ltd. [1]	Korea	—	December	(3,080,973)	—	Asset-backed securitization
Lamdamine 1st Co.,Ltd [1]	Korea	—	December	(4,807,884)	—	Asset-backed securitization
Able Next 1st Co., Ltd [1]	Korea	—	December	(47,996)	—	Asset-backed securitization
Newstar Enerbil 1st Co., Ltd. [1]	Korea	—	December	(485,326)	—	Asset-backed securitization
YSMC 1st Co., Ltd. [1]	Korea	—	December	(951,338)	—	Asset-backed securitization
KB SmartSchool 1st Co., Ltd. [1]	Korea	—	December	585,430	—	Asset-backed securitization
Bighouse 7th Co., Ltd. [1]	Korea	—	December	5,921,722	—	Asset-backed securitization
Gyeongsan Logis 1st Co., Ltd [1]	Korea	—	December	169,091	—	Asset-backed securitization
Stoke 2nd Corp [1]	Korea	—	December	779,732	—	Asset-backed securitization
KB Samyoung Co., Ltd. [1]	Korea	—	December	148,627	—	Asset-backed securitization
Newstar Seongnam 1st Co.,Ltd [1]	Korea	—	December	(922,015)	—	Asset-backed securitization
KPS Sihwa 1st Co., Ltd. [1]	Korea	—	December	(1,958,964)	—	Asset-backed securitization

42

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

(in thousands of Korean won)	2023
	Location	Percentage of ownership(%)	Date of financial statements [5]	Net Asset	Book amount	Main Business
GDIC 2nd co.ltd [1]	Korea	—	December	(8,094,528)	—	Asset-backed securitization
Newstar NRB First Co., Ltd. [1]	Korea	—	December	(1,693,893)	—	Asset-backed securitization
Able Dongtan 1st Co., Ltd. [1]	Korea	—	December	(7,057,772)	—	Asset-backed securitization
Newstar Gimpo 5th Co.,Ltd. [1]	Korea	—	December	(36,105,757)	—	Asset-backed securitization
Able Banpo 1st Co., Ltd. [1]	Korea	—	December	(3,144,006)	—	Asset-backed securitization
Able Banpo 2nd Co., Ltd. [1]	Korea	—	December	(2,270,430)	—	Asset-backed securitization
Able alpha Co., Ltd. [1,2]	Korea	—	December	(343,974)	—	Asset-backed securitization
Newstar one-firm 2023-1 3rd. Co., Ltd. [1,2]	Korea	—	December	28,896	—	Asset-backed securitization
Newstar one-firm 2023-1 4th. Co., Ltd. [1,2]	Korea	—	December	107,031	—	Asset-backed securitization
Newstar one-firm 2023-1 5th. Co., Ltd. 1.2	Korea	—	December	(261,762)	—	Asset-backed securitization
K-1 23th Yeoksam Real Estate Investment Trust Company [2]	Korea	60.88	December	138,339,817	46,050,000	Asset-backed securitization
French Shine 1st Co., Ltd. [1,2]	Korea	—	December	(25,250)	—	Asset-backed securitization
Able Yongdap 2nd Co., Ltd. [1,2]	Korea	—	December	(91,076)	—	Asset-backed securitization
KB Securities ESG Value Enhancement Fund [2]	Korea	93.75	December	1,020,593	1,000,000	Other financial
Able Bonri 1st Co., Ltd. [1,2]	Korea	—	December	1,345,461	—	Asset-backed securitization
Newstar JH Center Co., Ltd. [1,2]	Korea	—	December	(38,011)	—	Asset-backed securitization
Able TY 2nd Co., Ltd. 1.2	Korea	—	December	(3,270,012)	—	Asset-backed securitization
Keppel Private Real Estate Investment Trust No.13 [2]	Korea	75.85	December	82,153,644	64,400,000	Funds
Able Eunhwasam 2nd Co., Ltd. [1,2]	Korea	—	December	(3,047,739)	—	Asset-backed securitization
Newstar Yangju Station 1st Co., Ltd. [1,2]	Korea	—	December	6,699	—	Asset-backed securitization
Able Chowall 2nd Co., Ltd. [1,2]	Korea	—	December	132,788	—	Asset-backed securitization
Newstar Sina 2nd Co., Ltd. [1,2]	Korea	—	December	(994,226)	—	Asset-backed securitization

					829,678,711

Associates
KB Special Purpose Acquisition Company No.21 [3]	Korea	0.13	November	15,827,475	10,000	SPAC
KB Special Purpose Acquisition Company No.22 [3]	Korea	0.19	November	10,505,498	10,000	SPAC
KB Special Purpose Acquisition Company No.25 [3]	Korea	0.12	November	8,412,529	5,000	SPAC
KB Special Purpose Acquisition Company No.26 [3]	Korea	0.09	November	10,583,516	5,000	SPAC
KB Special Purpose Acquisition Company No.27 [3]	Korea	0.04	November	25,704,209	5,000	SPAC
KB New Paradigm Agriculture Venture Fund	Korea	25.00	December	10,460,350	2,100,000	Investment
KB KONEX Market Vitalization Fund	Korea	23.44	December	32,567,309	615,000	Investment
KB-KDBC New Technology Business Investment Fund	Korea	33.33	December	9,093,717	1,800,000	Investment

43

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

(in thousands of Korean won)	2023
	Location	Percentage of ownership(%)	Date of financial statements [5]	Net Asset	Book amount	Main Business
KBTS Technology Venture Private Equity Fund [3]	Korea	16.00	December	22,093,103	2,592,000	Investment
KB-SJ Tourism Venture Fund [3]	Korea	18.52	December	17,505,418	4,600,000	Investment
KB Shinjasanaubo Fund [3]	Korea	14.67	December	12,040,505	1,804,000	Investment
UNION Media Commerce Fund	Korea	28.99	December	3,285,122	1,000,000	Investment
KB-Brain KOSDAQ Scale-Up Fund [3]	Korea	15.96	December	14,441,479	—	Investment
KB SPROTT Renewable Private Equity Fund I [3]	Korea	7.85	December	42,489,565	3,682,135	Investment
KB-Stonebridge Secondary Private Equity Fund [3]	Korea	4.16	December	129,656,117	4,810,584	Investment
KB-SP Private Equity Fund IV [3]	Korea	15.37	December	16,236,700	2,494,808	Investment
KB-UTC Inno-Tech Venture Fund [3]	Korea	14.76	December	35,405,646	6,375,000	Investment
KB-NAU Special Situation Corporate Restructuring Private Equity Fund [3]	Korea	6.00	December	145,043,886	4,786,339	Investment
KB Material and Parts No. 1 PEF [3]	Korea	14.47	December	22,806,535	3,400,000	Investment
KB Global Commerce Private Equity Investment Fund [3]	Korea	16.28	December	53,048,729	7,000,000	Investment
KB-KTB Technology Venture Fund [3]	Korea	18.18	December	42,017,523	8,000,000	Investment
KB Bio Global Expansion Private Equity Fund No.1	Korea	39.47	December	40,267,615	15,000,000	Investment
KB Digital Platform Fund [3]	Korea	16.67	December	102,743,011	18,000,000	Investment
KB-SOLIDUS Healthcare Investment Fund [3]	Korea	5.10	December	44,544,473	2,383,333	Investment
KB-GeneN Medical Venture Fund 1	Korea	22.52	December	8,534,974	2,000,000	Investment
KB-BridgePole Venture Investment Fund [3]	Korea	6.30	December	13,708,515	136,000	Investment
KB-Kyobo New Mobility Power Fund	Korea	28.57	December	9,176,579	3,000,000	Investment
DA-Friend Investment Fund II	Korea	27.06	December	3,427,626	987,633	Investment
Cornerstone Pentastone IV Fund	Korea	21.52	December	3,600,145	817,742	Investment
JS Private Equity Fund III	Korea	20.48	December	9,088,561	1,700,000	Investment
Mirae Asset Mobility Investment Fund I	Korea	22.99	December	8,477,062	2,000,000	Investment
KB-FT 1st Green Growth Investment Fund [3]	Korea	10.34	December	18,649,437	2,000,000	Investment
THE CHAEUL FUND NO.1(formerly, SKS IB NEW M&T FUND NO.1)	Korea	31.25	December	3,111,012	1,000,000	Investment
POSITVE Sobujang Venture Fund #1	Korea	43.96	December	4,470,581	2,000,000	Investment
KB-NP Green ESG New Technology Venture Capital Fund [3]	Korea	11.59	December	67,035,300	8,180,000	Investment
Hisstory 2022 Fintech Fund	Korea	34.78	December	5,571,213	2,000,000	Investment
KB Star Galaxy REIT	Korea	26.94	December	445,828,589	45,523,300	Investment
KB Bio Private Equity Investment Fund IV	Korea	24.19	December	27,985,830	7,500,000	Investment
Nextrade Co., Ltd. [3]	Korea	6.64	September	138,950,321	9,700,000	Other Finance
LAKEWOOD-AVES Fund No.1	Korea	39.06	December	5,060,391	2,000,000	Investment
MW-Pyco NewWave New Technology Investment Fund 4th	Korea	51.28	December	3,831,786	2,000,000	Investment
KB-SUSUNG 1st Investment Fund [3]	Korea	10.00	December	19,689,771	2,000,000	Investment
Friend 55 New Technology Business Investment Fund	Korea	53.33	December	2,217,136	1,200,000	Investment
Bitgoeul Cheomdan Green 1st Co., Ltd. [3]	Korea	19.00	December	870,794	190,000	Investment
DSIP-Pharos Bioenergy Fund	Korea	34.10	December	48,262,698	4,000,000	Investment
Shinhan-Eco Venture Fund 2nd	Korea	20.00	December	9,000,360	1,825,000	Investment
Leading H2O Fund 1	Korea	48.23	December	3,087,152	1,500,000	Investment

44

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

(in thousands of Korean won)	2023
	Location	Percentage of ownership(%)	Date of financial statements [5]	Net Asset	Book amount	Main Business
2023 JB Newtech No.2 Fund	Korea	25.71	December	6,943,978	1,800,000	Investment
U-KB Credit No.1 Private Equity	Korea	23.26	December	20,551,019	4,813,953	Investment
KB-BridgePole Venture Investment Fund #2 [3]	Korea	14.29	December	10,460,612	1,500,000	Investment
Sirius Silicon Valley I New Technology Fund	Korea	23.81	December	2,038,183	500,000	Investment

					202,351,827

					1,032,030,538

[1]

The Company has control over the special purpose entities (“SPEs”) and is exposed to variable returns. Accordingly, these SPEs are included as subsidiaries although the Company’s ownership is less than 50%.

[2]	Newly established in 2023 and included as subsidiaries.
[3]	Although the ownership of the Company is less than 20%, these are included as associates, since the Company has a significant influence over investee’s policy and operations.
[4]	The date is the closing date of financial statements used for the purpose of assessment of net asset value.

Changes in investments in subsidiaries for the years ended December 31, 2024 and 2023, are as follows:

	2024
(in thousands of Korean won)	Beginning balance	Acquisition	Disposal	Impaired	Re-classification [1]	Others	Ending balance
KBFG Securities America Inc.	17,259,715	—	—	—	—	—	17,259,715
KB Securities Hong Kong Ltd.	235,795,783	—	—	—	—	30,440,592	266,236,375
KB Securities Vietnam Joint Stock Company	173,875,579	—	—	—	—	—	173,875,579
KB FINA Joint Stock Company	11,146,330	—	—	(8,511,859)	—	—	2,634,471
PT. KB Valbury Sekuritas	57,221,997	—	—	—	—	—	57,221,997
KB Digital Innovation&growth New Technology Business Investment Fund	2,000,000	—	—	—	—	—	2,000,000
KB Pre-IPO 2nd (TCB) New Technology Business Investment Fund	14,550,000	—	(3,885,000)	—	—	—	10,665,000
JB New Jersey Private Real Estate Fund 1	1,074,621	—	—	(1,074,621)	—	—	—
Pacific US BlackRock Private Placement Real Estate Fund Investment Trust No. 15	17,757,064	933,277	(7,677,053)	(6,150,985)	—	—	4,862,303
Vestas Qualified Investors’ Private Real Estate Fund Investment Trust No. 38	1,633,129	—	—	(1,633,129)	—	—	—
Mangrove Feeder Fund	34,117,020	—	(17,900,820)	—	—	2,016,000	18,232,200
GH Real Estate I LP	22,089,260	—	—	(1,860,330)	—	—	20,228,930
JB Dry Street Private Fund 1	239,920	—	—	—	—	—	239,920
JB Australia108 Private Fund 1	165,847	—	—	—	—	—	165,847
JB Forge Private Fund 1	118,464	—	—	—	—	—	118,464

45

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

	2024
(in thousands of Korean won)	Beginning balance	Acquisition	Disposal	Impaired	Re-classification [1]	Others	Ending balance
JB Hall Street Private Fund 1	245,327	—	—	—	—	—	245,327
JB Margaret Street Private Fund 1	68,655	—	—	—	—	—	68,655
KB Global Contents Private Investment Fund	4,500,000	—	—	—	—	—	4,500,000
GVA Europe Pre-IPO Private Investment Trust No.1	20,000,000	—	—	(2,133,200)	—	—	17,866,800
LIFE Global Reits Pre-IPO General Private Investment Trust 1	59,470,000	—	—	(6,404,324)	—	—	53,065,676
Star-Lord Alpha Flux General Investors Private Real Estate Investment Company No.11	44,900,000	—	—	—	—	—	44,900,000
K-1 23th Yeoksam Real Estate Investment Trust Company	46,050,000	—	(15,000,000)	—	—	—	31,050,000
KB Securities ESG Value Enhancement Fund	1,000,000	1,000,000	—	—	—	—	2,000,000
E&F Backsapphire Private Equity Fund	—	40,000,000	—	—	—	—	40,000,000
Global One Professional Investment Type Private U.S. Real Estate Investment Trust No. 2(H)	—	1,476,026	—	—	—	—	1,476,026
Keppel Private Real Estate Investment Trust No.13	64,400,000	—	(25,000,000)	—	(39,400,000)	—	—

	829,678,711	43,409,303	(69,462,873)	(27,768,448)	(39,400,000)	32,456,592	768,913,285

[1]	These instruments are reclassified to financial assets measured at FVTPL during the year ended December 31, 2024.

	2023
(in thousands of Korean won)	Beginning balance	Acquisition	Disposal	Impaired	Re-classification [1]	Others	Ending balance
KBFG Securities America Inc.	17,259,715	—	—	—	—	—	17,259,715
KB Securities Hong Kong Ltd.	232,643,725	—	—	—	—	3,152,058	235,795,783
KB Securities Vietnam Joint Stock Company	173,875,579	—	—	—	—	—	173,875,579
KB FINA Joint Stock Company	11,146,330	—	—	—	—	—	11,146,330
PT. KB Valbury Sekuritas	57,221,997	—	—	—	—	—	57,221,997
KB Digital Innovation&growth New Technology Business Investment Fund	2,000,000	—	—	—	—	—	2,000,000
KB Pre-IPO 2nd (TCB) New Technology Business Investment Fund	15,000,000	—	(450,000)	—	—	—	14,550,000
JB New Jersey Private Real Estate Fund 1	1,074,621	—	—	—	—	—	1,074,621
LB Irealand Private Real Estate Investment Trust 8	66,076,000	—	—	(66,076,000)	—	—	—
Pacific US BlackRock Private Placement Real Estate Fund Investment Trust No. 15	21,641,016	—	(3,883,952)	—	—	—	17,757,064

46

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

	2023
(in thousands of Korean won)	Beginning balance	Acquisition	Disposal	Impaired	Re-classification [1]	Others	Ending balance
DAOL KTB Aircraft Private Investment Trust No.21-1	27,752,839	—	(27,752,839)	—	—	—	—
Vestas Qualified Investors’ Private Real Estate Fund Investment Trust No. 38	104,400,551	—	—	(102,767,422)	—	—	1,633,129
Mangrove Feeder Fund	71,010,090	—	(37,620,511)	—	—	727,441	34,117,020
GH Real Estate I LP	21,030,311	—	—	1,058,949	—	—	22,089,260
JB Dry Street Private Fund 1	974,200	—	(734,280)	—	—	—	239,920
JB Australia108 Private Fund 1	697,499	—	(531,652)	—	—	—	165,847
JB Forge Private Fund 1	499,062	—	(380,598)	—	—	—	118,464
JB Hall Street Private Fund 1	933,520	—	(688,193)	—	—	—	245,327
JB Margaret Street Private Fund 1	264,785	—	(196,130)	—	—	—	68,655
Hanwha US Equity Strategy Private Real Estate Fund 3	2,784,410	—	(2,784,410)	—	—	—	—
KB Global Contents Private Investment Fund	4,500,000	—	—	—	—	—	4,500,000
GVA Europe Pre-IPO Private Investment Trust No.1	20,000,000	—	—	—	—	—	20,000,000
LIFE Global Reits Pre-IPO General Private Investment Trust 1	59,470,000	—	—	—	—	—	59,470,000
Star-Lord AlphaFlux General Investors Private Real Estate Investment Company No.11	—	44,900,000	—	—	—	—	44,900,000
KB KBSTAR US Short- Term IG Corporate Bond ETF [1]	50,000,000	—	(20,000,000)	—	(30,000,000)	—	—
K-1 23th Yeoksam Real Esstae Investment Trust Company	—	46,050,000	—	—	—	—	46,050,000
KB Securities ESG Value Enhancement Fund	—	1,000,000	—	—	—	—	1,000,000
Keppel Private Real Estate Investment Trust No.13	—	69,400,000	(5,000,000)	—	—	—	64,400,000

	962,256,250	161,350,000	(100,022,565)	(167,784,473)	(30,000,000)	3,879,499	829,678,711

[1]	These instruments are reclassified to financial assets measured at FVTPL during the year ended December 31, 2023 .

47

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

Changes in investment in associates for the years ended December 31, 2024 and 2023, are as follows:

	2024
(in thousands of Korean won)	Beginning balance	Acquisition	Disposal	Impaired	Ending balance
KB Special Purpose Acquisition Company No.21	10,000	—	—	—	10,000
KB Special Purpose Acquisition Company No.22	10,000	—	(10,000)	—	—
KB Special Purpose Acquisition Company No.25	5,000	—	—	—	5,000
KB Special Purpose Acquisition Company No.26	5,000	—	—	—	5,000
KB Special Purpose Acquisition Company No.27	5,000	—	—	—	5,000
KB Special Purpose Acquisition Company No.28	—	5,000	—	—	5,000
KB Special Purpose Acquisition Company No.29	—	10,000	—	—	10,000
KB Special Purpose Acquisition Company No.30	—	10,000	—	—	10,000
KB Special Purpose Acquisition Company No.31	—	10,000	—	—	10,000
KB New Paradigm Agriculture Venture Fund	2,100,000	—	(825,000)	—	1,275,000
KB KONEX Market Vitalization Fund	615,000	—	(75,000)	—	540,000
KB-KDBC New Technology Business Investment Fund	1,800,000	—	(300,000)	—	1,500,000
KBTS Technology Venture Private Equity Fund	2,592,000	—	(704,000)	—	1,888,000
KB-SJ Tourism Venture Fund	4,600,000	—	(4,030,000)	—	570,000
KB Shinjasanaubo Fund	1,804,000	—	—	—	1,804,000
UNION Media Commerce Fund	1,000,000	—	—	—	1,000,000
KB SPROTT Renewable Private Equity Fund I	3,682,135	—	—	—	3,682,135
KB-Stonebridge Secondary Private Equity Fund	4,810,584	—	(190,539)	—	4,620,045
KB-SP Private Equity Fund IV	2,494,808	—	—	—	2,494,808
KB-UTC Inno-Tech Venture Fund	6,375,000	—	(112,500)	—	6,262,500
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	4,786,339	4,482,000	(3,889,195)	—	5,379,144
KB Material and Parts No. 1 PEF	3,400,000	—	(3,400,000)	—	—
KB Global Commerce Private Equity Investment Fund	7,000,000	—	(7,000,000)	—	—
KB-KTB Technology Venture Fund	8,000,000	2,000,000	—	—	10,000,000
KB Bio Global Expansion Private Equity Fund No.1	15,000,000	—	—	—	15,000,000
KB Digital Platform Fund	18,000,000	10,000,000	—	—	28,000,000
KB-SOLIDUS Healthcare Investment Fund	2,383,333	1,300,000	—	—	3,683,333
KB-GeneN Medical Venture Fund 1	2,000,000	—	—	—	2,000,000
KB-BridgePole Venture Investment Fund	136,000	—	(136,000)	—	—
KB-Kyobo New Mobility Power Fund	3,000,000	—	(3,000,000)	—	—
DA-Friend Investment Fund II	987,633	—	—	—	987,633
Cornerstone Pentastone IV Fund	817,742	—	—	—	817,742
JS Private Equity Fund III	1,700,000	—	(754,979)	—	945,021
Mirae Asset Mobility Investment Fund I	2,000,000	—	—	—	2,000,000

48

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

KB-FT 1st Green Growth Investment Fund	2,000,000	—	—	—	2,000,000
THE CHAEUL FUND NO.1(formerly, SKS IB NEW M&T FUND NO.1)	1,000,000	—	—	—	1,000,000
POSITVE Sobujang Venture Fund#1	2,000,000	—	(1,120,879)	—	879,121
KB-NP Green ESG New Technology Venture Capital Fund	8,180,000	7,920,000	—	—	16,100,000
History 2022 Fintech Fund	2,000,000	—	—	—	2,000,000
KB Star REIT	45,523,300	—	—	(5,735,936)	39,787,364
KB Bio Private Equity Investment Fund IV	7,500,000	—	—	—	7,500,000
Nextrade Co., Ltd.	9,700,000	—	—	—	9,700,000
LAKEWOOD-AVES Fund No.1	2,000,000	—	(2,000,000)	—	—
MW-Pyco NewWave New Technology Investment Fund 4th	2,000,000	—	—	—	2,000,000
KB-SUSUNG 1st Investment Fund	2,000,000	—	(924,000)	—	1,076,000
Friend 55 New Technology Business Investment Fund	1,200,000	—	(1,200,000)	—	—
Bitgoeul Cheomdan Green 1st Co., Ltd.	190,000	152,000	—	—	342,000
DSIP-Pharos Bioenergy Fund	4,000,000	—	(4,000,000)	—	—
Shinhan-Eco Venture Fund 2nd	1,825,000	225,000	—	—	2,050,000
Leading H2O Fund 1	1,500,000	—	—	—	1,500,000
2023 JB Newtech No.2 Fund	1,800,000	—	(394,443)	—	1,405,557
U-KB Credit No.1 Private Equity	4,813,953	279,070	—	—	5,093,023
KB-BridgePole Venture Investment Fund #2	1,500,000	—	—	—	1,500,000
Sirius Silicon Valley I New Technology Fund	500,000	—	—	—	500,000
Timefolio Athleisure Investment Fund	—	4,000,000	—	—	4,000,000
COMPA Global Scale-Up Fund No.3	—	1,000,000	—	—	1,000,000
AKK Robotech Valueup New Technology Investment Fund	—	1,000,000	—	—	1,000,000
YG MCE PROJECT No.1 Fund	—	1,500,000	—	—	1,500,000
HI YG Win-win Fund No.2	—	2,000,000	—	—	2,000,000
KB-CJ Venture Fund 1st	—	1,800,000	—	—	1,800,000
Elohim-Bilanx aerospace No.1 Fund	—	2,000,000	—	—	2,000,000
KB-SUSUNG 1st Investment Fund	—	2,000,000	—	—	2,000,000
IMM global Secondary 1-1 Equity Private Fund	—	2,819,038	—	—	2,819,038
LIB Material Investment Fund	—	4,098,144	—	—	4,098,144
NOVORSEC-SJG Consumer Secondary Fund	—	1,700,000	—	—	1,700,000
KBSBI Global High-tech Strategic Private Equity Investment Limited Partnership	—	5,059,098	—	—	5,059,098

49

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

KB-Cyrus Tourism Venture Fund	—	1,000,000	—	—	1,000,000
IBKS Design Fund	—	2,000,000	—	—	2,000,000
NICE DATA INTELLIGENCE VENTURE FUND	—	1,000,000	—	—	1,000,000
Pectus Hanwha Fund No.2	—	2,000,000	—	—	2,000,000
KB-IMM Newstar Real Estate Private Fund 1	—	20,897,275	—	—	20,897,275

	202,351,827	82,266,625	(34,066,535)	(5,735,936)	244,815,981

[1]	These instruments are reclassified from financial assets measured at FVTPL for the year ended December 31, 2024 .

	2023
(in thousands of Korean won)	Beginning balance	Acquisition	Disposal	Impaired	Re-classfi fication[1]	Ending balance
KB Special Purpose Acquisition Company No.21	10,000	—	—	—	—	10,000
KB Special Purpose Acquisition Company No.22	10,000	—	—	—	—	10,000
KB Special Purpose Acquisition Company No.23	5,000	—	(5,000)	—	—	—
KB Special Purpose Acquisition Company No.24	25,000	—	(25,000)	—	—	—
KB Special Purpose Acquisition Company No.25	—	5,000	—	—	—	5,000
KB Special Purpose Acquisition Company No.26	—	5,000	—	—	—	5,000
KB Special Purpose Acquisition Company No.27	—	5,000	—	—	—	5,000
KB New Paradigm Agriculture Venture Fund	2,100,000	—	—	—	—	2,100,000
KB KONEX Market Vitalization Fund	615,000	—	—	—	—	615,000
KB-KDBC New Technology Business Investment Fund	1,800,000	—	—	—	—	1,800,000
KBTS Technology Venture Private Equity Fund	2,784,000	—	(192,000)	—	—	2,592,000
KB-SJ Tourism Venture Fund	4,600,000	—	—	—	—	4,600,000
KB Shinjasanaubo Fund	1,804,000	—	—	—	—	1,804,000
UNION Media Commerce Fund	1,000,000	—	—	—	—	1,000,000
KB-Brain KOSDAQ Scale-Up Fund	4,950,000	—	(4,950,000)	—	—	—
KB SPROTT Renewable Private Equity Fund I	3,682,135	—	—	—	—	3,682,135
KB-Stonebridge Secondary Private Equity Fund	6,800,355	—	(1,989,771)	—	—	4,810,584
KB-SP Private Equity Fund IV	6,100,000	—	—	(3,605,192)	—	2,494,808
KB-UTC Inno-Tech Venture Fund	7,125,000	—	(750,000)	—	—	6,375,000
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	5,003,207	900,000	(1,116,868)	—	—	4,786,339
December & Company Inc.	21,838,134	—	(1,502,531)	(19,171,095)	(1,164,508)	—
KB Material and Parts No. 1 PEF [1]	3,400,000	—	—	—	—	3,400,000
KB Global Commerce Private Equity Investment Fund	7,000,000	—	—	—	—	7,000,000
KB-KTB Technology Venture Fund	6,000,000	2,000,000	—	—	—	8,000,000

50

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

KB Bio Global Expansion Private Equity Fund No.1	15,000,000	—	—	—	—	15,000,000
KB Digital Platform Fund	9,500,000	8,500,000	—	—	—	18,000,000
KB-SOLIDUS Healthcare Investment Fund	1,100,000	1,283,333	—	—	—	2,383,333
KB-GeneN Medical Venture Fund 1	2,000,000	—	—	—	—	2,000,000
KB-BridgePole Venture Investment Fund	850,000	—	(714,000)	—	—	136,000
KB-Kyobo New Mobility Power Fund	3,000,000	—	—	—	—	3,000,000
DA-Friend Investment Fund II	987,633	—	—	—	—	987,633
Cornerstone Pentastone IV Fund	817,742	—	—	—	—	817,742
SKS-VLP Fund No.2	1,155,560	—	(1,155,560)	—	—	—
JS Private Equity Fund III	1,700,000	—	—	—	—	1,700,000
Mirae Asset Mobility Investment Fund I	2,000,000	—	—	—	—	2,000,000
KB-FT 1st Green Growth Investment Fund	2,000,000	—	—	—	—	2,000,000
THE CHAEUL FUND NO.1(formerly, SKS IB NEW M&T FUND NO.1)	1,000,000	—	—	—	—	1,000,000
POSITVE Sobujang Venture Fund#1	2,000,000	—	—	—	—	2,000,000
KB-NP Green ESG New Technology Venture Capital Fund	3,740,000	4,440,000	—	—	—	8,180,000
Hisstory 2022 Fintech Fund	2,000,000	—	—	—	—	2,000,000
PEBBLES-MW M·C·E New Technology Investment Fund 1st	2,000,000	—	(2,000,000)	—	—	—
KB Star Galaxy REIT	45,523,300	—	—	—	—	45,523,300
KB Bio Private Equity Investment Fund IV	7,500,000	—	—	—	—	7,500,000
Nextrade Co., Ltd.	9,700,000	—	—	—	—	9,700,000
LAKEWOOD-AVES Fund No.1	—	2,000,000	—	—	—	2,000,000
MW-Pyco NewWave New Technology Investment Fund 4th	—	2,000,000	—	—	—	2,000,000
KB-SUSUNG 1st Investment Fund	—	2,000,000	—	—	—	2,000,000
Friend 55 New Technology Business Investment Fund	—	1,200,000	—	—	—	1,200,000
Bitgoeul Cheomdan Green 1st Co., Ltd.	—	190,000	—	—	—	190,000
DSIP-Pharos Bioenergy Fund	—	4,000,000	—	—	—	4,000,000
Shinhan-Eco Venture Fund 2nd	—	1,825,000	—	—	—	1,825,000
Leading H2O Fund 1	—	1,500,000	—	—	—	1,500,000
2023 JB Newtech No.2 Fund	—	1,800,000	—	—	—	1,800,000
U-KB Credit No.1 Private Equity	—	4,813,953	—	—	—	4,813,953
KB-BridgePole Venture Investment Fund #2	—	1,500,000	—	—	—	1,500,000
Sirius Silicon Valley I New Technology Fund	—	500,000	—	—	—	500,000

	200,226,066	40,467,286	(14,400,730)	(22,776,287)	(1,164,508)	202,351,827

[1]	These instruments are reclassified from financial assets measured at FVTPL for the year ended December 31, 2023 .

51

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

10. Loans Measured at Amortised Cost

The details of loans measured at amortised cost as at December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024			2023
	Total amount	Allowances	Book amount	Total amount	Allowances	Book amount
Retails
Broker’s loans	2,525,170,144	—	2,525,170,144	3,069,936,779	—	3,069,936,779
Loans to employees	23,774,577	—	23,774,577	12,837,275	—	12,837,275
Present value discount	—	—	—	(17,803)	—	(17,803)

	2,548,944,721	—	2,548,944,721	3,082,756,251	—	3,082,756,251

Corporates
Broker’s loans	202,338,242	—	202,338,242	251,523,081	—	251,523,081
Securities purchased under repurchase agreements	2,091,017,404	—	2,091,017,404	1,369,600,000	—	1,369,600,000
Loans receivable	3,209,415,942	(53,553,889)	3,155,862,053	3,208,755,582	(41,135,212)	3,167,620,370
Purchased loans	56,718,382	(388,518)	56,329,864	52,226,101	(381,401)	51,844,700
Advances for customers	7,465,522	(7,465,522)	—	7,564,877	(7,564,877)	—
Privately placed bonds	62,762,000	(33,373,429)	29,388,571	30,500,000	(1,838,554)	28,661,446
Financial lease receivables	23,129,979	—	23,129,979	29,544,593	—	29,544,593
Net deferred origination fees and costs	(5,130,850)	—	(5,130,850)	(5,759,466)	—	(5,759,466)
Present value discount	(1,407,028)	—	(1,407,028)	(2,186,170)	—	(2,186,170)

	5,646,309,593	(94,781,358)	5,551,528,235	4,941,768,598	(50,920,044)	4,890,848,554

	8,195,254,314	(94,781,358)	8,100,472,956	8,024,524,849	(50,920,044)	7,973,604,805

52

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

The changes in book amount of loan measured at amortised cost for the years ended December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024
	Retails				Corporates
	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model
		Non-impaired	Impaired			Non-impaired	Impaired
Beginning	3,082,756,252	—	—	—	4,847,521,674	36,919,543	57,327,382	—
Transfer between stages
Transfer to lifetime expected credit Losses (Non-impaired)	—	—	—	—	(46,743,287)	46,743,287	—	—
Transfer to lifetime expected credit Losses (impaired)	—	—	—	—	(22,825,440)	(10,000,000)	32,825,440	—
Write-off	—	—	—	—	—	—	(2,069,426)	—
Sales	—	—	—	—	(577,401,682)	—	—	—
Other increase /decrease, net	(533,811,531)	—	—	—	1,169,520,962	121,523,150	(7,032,010)	—

Ending	2,548,944,721	—	—	—	5,370,072,227	195,185,980	81,051,386	—

(in thousands of Korean won)	2023
	Retails				Corporates
	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model
		Non-impaired	Impaired			Non-impaired	Impaired
Beginning	2,682,319,898	—	—	—	3,893,554,296	—	18,356,784	—
Transfer between stages
Transfer to lifetime expected credit Losses (Non-impaired)	—	—	—	—	(37,901,424)	37,901,424	—	—
Transfer to lifetime expected credit Losses (impaired)	—	—	—	—	(52,736,957)	—	52,736,957	—
Write-off	—	—	—	—	—	—	(10,761,359)	—
Sales	—	—	—	—	(356,502,050)	—	—	—
Other increase /decrease, net	400,436,353	—	—	—	1,401,107,808	(981,881)	(3,005,000)	—

Ending	3,082,756,251	—	—	—	4,847,521,673	36,919,543	57,327,382	—

53

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

The changes in allowances for loan losses for the years ended December 31, 2024 and 2023, are as follows:

(In thousands of Korean won)	2024
	Corporates
	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model
		Non-impaired	Impaired
Beginning	11,101,566	11,558,281	28,260,199	—
Transfer between stages
Transfer to lifetime expected credit Losses (Non- impaired)	(1,463,460)	1,463,460	—	—
Transfer to lifetime expected credit Losses(impaired)	(72,220)	(1,539,108)	1,611,328	—
Write-off	—	—	(2,069,426)	—
Sale	(1,738,460)	—	—	—
Provision (reversal) for loan losses	1,274,167	(2,295,243)	33,788,956	—
Execution of the contract	—	6,666,529	8,234,789	—

Ending	9,101,593	15,853,919	69,825,846	—

(In thousands of Korean won)	2023
	Corporates
	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model
		Non-impaired	Impaired
Beginning	10,696,664	—	16,748,421	—
Transfer between stages
Transfer to lifetime expected credit Losses (Non- impaired)	(90,184)	90,184	—	—
Transfer to lifetime expected credit Losses (impaired)	(802,282)	—	802,282	—
Write-off	—	—	(10,761,359)	—
Sale	(736,955)	—	—	—
Provision (reversal) for loan losses	2,034,322	11,468,096	21,470,855	—

Ending	11,101,565	11,558,280	28,260,199	—

Among the loans which have been written-off, the Company manages loans for which the claims against borrowers have not been lost due to reasons such as incomplete extinctive prescription pursuant to relevant laws and uncollected receivables after writing-off, as the written-off loans. As at December 31, 2024 and 2023, the balances of the written-off loans are ~~W~~23,256,163 thousand and ~~W~~21,186,737 thousand, respectively.

54

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

Broker’s loan

The Company provides loans for stock purchases with credit period of 180 days (can be extended for six times) for investors using margin transaction. As at December 31, 2024, interest rate of the loan is differentiated from 5.2% to 9.5% based on maturities, and overdue interest rate is 9.9%.

Also, as the Company operates loans secured by securities. At the initial transaction, in case of superior shares and common shares, the Company requires trading securities or cash as collateral, corresponding to 167% and 250% of the loan, respectively. Over 140% collateral of the loan is required. As at December 31, 2024, the interest rate of loans secured by securities is differentiated from Annual Percentage Rate(APR) 6.9% to 9.5% based on maturities, from APR 7.3% to 8.8% based on credit rating, and the loan with past due date is 9.9%

For margin loans to customers, trading securities or cash is required to be pledged corresponding to 140% of the loan. Because of this condition, the Company pledged securities as collateral which are purchased with the margin loans. If the value of the pledged securities do not reach to 140% of the loan, the Company requires additional cash or trading securities as collateral.

Advances for Customers

Advances for customers consist of advanced payments on loss compensation and advanced payments for others.

Advanced payments on loss compensation are the monetary amount of claim for reimbursement, paid by the Company, if any losses from embezzlement and arbitrary trading are occurred.

Advanced payments for others consist of two types. The first type is the amount of recourse from paid Investor Protection Fund based on the previous Securities Exchange Act Article 69 Clause 2 or Clause 4. This recourse is driven by preferred payments to the securities company with reasonable reason for taking the preferred payments. The second type is the amount of recourse from Joint Compensation Fund based on Law relating to the Financial Investment Services and Capital Markets Act Article 323 Clause 14 and related Enforcement Decree Article 318 Clause 8. This recourse is driven by preferred payments to the securities company that occurred reasonable reasons for taking the preferred payments.

11. Property and Equipment

The details of property and equipment as at December 31, 2024 and 2023, are as follows:

	2024
(in thousands of Korean won)	Acquisition cost	Accumulated depreciation	Accumulated revaluation	Book amount
Land	24,968,018	—	83,580,757	108,548,775
Buildings	35,261,074	(18,434,749)	—	16,826,325
Furniture and equipment	189,588,367	(158,282,457)	—	31,305,910
Others	63,979,468	(48,232,762)	—	15,746,706
Right-of-use assets	180,390,780	(108,997,971)	—	71,392,809

	494,187,707	(333,947,939)	83,580,757	243,820,525

55

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

	2023
(in thousands of Korean won)	Acquisition cost	Accumulated depreciation	Accumulated revaluation	Book amount
Land	28,369,717	—	83,580,757	111,950,474
Buildings	40,740,713	(19,791,950)	—	20,948,763
Furniture and equipment	173,705,240	(145,107,592)	—	28,597,648
Others	58,162,791	(46,374,171)	—	11,788,620
Right-of-use assets	151,654,509	(91,495,514)	—	60,158,995

	452,632,970	(302,769,227)	83,580,757	233,444,500

The details of right-of-use assets as at December 31, 2024 and 2023, are as follows:

	2024
(in thousands of Korean won)	Acquisition cost	Accumulated depreciation	Book amount
Buildings	172,248,338	(104,051,701)	68,196,637
Vehicles	4,036,673	(2,487,740)	1,548,933
Others	4,105,769	(2,458,530)	1,647,239

	180,390,780	(108,997,971)	71,392,809

	2023
(in thousands of Korean won)	Acquisition cost	Accumulated depreciation	Book amount
Buildings	143,730,769	(87,627,963)	56,102,806
Vehicles	4,035,307	(2,366,979)	1,668,328
Others	3,888,433	(1,500,572)	2,387,861

	151,654,509	(91,495,514)	60,158,995

The changes in property and equipment for the years ended December 31, 2024 and 2023, are as follows:

	2024
(in thousands of Korean won)	Beginning balance	Acquisition	Disposal	Depreciation	Others [1]	Ending balance
Land	111,950,474	—	—	—	(3,401,699)	108,548,775
Buildings	20,948,763	—	—	(908,413)	(3,214,025)	16,826,325
Furniture and equipment	28,597,648	16,954,630	(12,122)	(14,234,246)	—	31,305,910
Others	11,788,620	10,400,418	(99,866)	(6,342,466)	—	15,746,706
Right-of-use assets	60,158,995	37,281,025	(1,172,393)	(24,874,818)	—	71,392,809

	233,444,500	64,636,073	(1,284,381)	(46,359,943)	(6,615,724)	243,820,525

[1]	Others consist of reclassification to investment properties and others.

56

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

	2023
(in thousands of Korean won)	Beginning balance	Acquisition	Disposal	Depreciation	Others [1]	Ending balance
Land	111,823,202	—	—	—	127,272	111,950,474
Buildings	21,908,840	—	—	(1,005,321)	45,244	20,948,763
Furniture and equipment	32,543,618	10,671,895	(8,908)	(14,608,957)	—	28,597,648
Others	12,150,697	5,086,739	(5,402)	(5,443,414)	—	11,788,620
Right-of-use assets	75,379,893	11,588,643	(1,658,599)	(23,719,467)	(1,431,475)	60,158,995

	253,806,250	27,347,277	(1,672,909)	(44,777,159)	(1,258,959)	233,444,500

[1]	Others consist of reclassification to investment properties and others.

The changes in right-of-use assets for the year ended December 31, 2024 and 2023, are as follows:

	2024
(in thousands of Korean won)	Beginning balance	Acquisition	Disposal	Depreciation	Ending balance
Buildings	56,102,806	35,380,380	(755,810)	(22,530,739)	68,196,637
Vehicles	1,668,328	1,609,049	(416,583)	(1,311,861)	1,548,933
Others	2,387,861	291,596	—	(1,032,218)	1,647,239

	60,158,995	37,281,025	(1,172,393)	(24,874,818)	71,392,809

	2023
(in thousands of Korean won)	Beginning balance	Acquisition	Disposal	Depreciation	Others [1]	Ending balance
Buildings	72,115,792	7,932,226	(1,450,914)	(21,391,701)	(1,102,597)	56,102,806
Vehicles	2,258,588	1,246,881	(207,685)	(1,319,688)	(309,768)	1,668,328
Others	1,005,513	2,409,536	—	(1,008,078)	(19,110)	2,387,861

	75,379,893	11,588,643	(1,658,599)	(23,719,467)	(1,431,475)	60,158,995

[1]	Others consist of transfer to lease and others.

The Company applies the revaluation model in relation to the measurement after the initial recognition of the land and the date of revaluation of the land was August 5, 2022. The Company used the assessed price provided by qualified appraiser for the revaluation of the land.

The land was measured using sales value of similar land, and the access condition, environment condition and other specific factors are considered when the value is adjusted. There is no change in the valuation technique for the year ended December 31, 2024.

57

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

Classification of land that is measured at fair value by fair value hierarchy levels as at December 31, 2024 and 2023, are as follows:

	2024
(in thousands of Korean won)	Level 1	Level 2	Level 3	Total
Land	—	—	108,548,775	108,548,775

	2023
(in thousands of Korean won)	Level 1	Level 2	Level 3	Total
Land	—	—	111,950,474	111,950,474

Changes in land which is classified to Level 3 for the years ended December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Beginning balance	111,950,474	111,823,202
Reclassification to property and equipment	—	127,272
Reclassification to investment properties	(3,401,699)	—

Ending balance	108,548,775	111,950,474

Book amounts of land under cost model as at December 31, 2024 and 2023, are as follows:

	2024		2023
(in thousands of Korean won)	Under revaluation model	Under cost model	Under revaluation model	Under cost model
Land	108,548,775	24,968,018	111,950,474	28,369,717

Changes in other comprehensive income related to the revaluation for the years ended December 31, 2024 and 2023, are as follows:

	2024
(in thousands of Korean won)	Beginning balance	Other	Ending balance
Land	84,032,663	—	84,032,663
Income tax effects	(22,282,377)	—	(22,282,377)

After income tax	61,750,286	—	61,750,286

	2023
(in thousands of Korean won)	Beginning balance	Re-evaluation	Ending balance
Land	84,032,663	—	84,032,663
Income tax effects	(22,366,410)	84,033	(22,282,377)

After income tax	61,666,253	84,033	61,750,286

58

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

12. Investment Properties

The details of investment properties as at December 31, 2024 and 2023, are as follows:

	2024
(in thousands of Korean won)	Acquisition cost	Accumulated depreciation	Accumulated revaluation	Book amount
Land	12,073,448	—	(332,250)	11,741,198
Buildings	20,655,928	(12,157,403)	—	8,498,525

	32,729,376	(12,157,403)	(332,250)	20,239,723

	2023
(in thousands of Korean won)	Acquisition cost	Accumulated depreciation	Accumulated revaluation	Book amount
Land	8,671,749	—	(332,251)	8,339,498
Buildings	15,176,289	(9,411,664)	—	5,764,625

	23,848,038	(9,411,664)	(332,251)	14,104,123

The changes in investment properties for the years ended December 31, 2024 and 2023, are as follows:

	2024
(in thousands of Korean won)	Beginning balance	Disposal	Depreciation	Re-classi- fication	Ending balance
Land	8,339,498	—	—	3,401,700	11,741,198
Buildings	5,764,625	—	(480,124)	3,214,024	8,498,525

	14,104,123	—	(480,124)	6,615,724	20,239,723

	2023
(in thousands of Korean won)	Beginning balance	Disposal	Depreciation	Re-classi- fication	Ending balance
Land	8,466,770	—	—	(127,272)	8,339,498
Buildings	6,193,084	—	(383,216)	(45,243)	5,764,625

	14,659,854	—	(383,216)	(172,515)	14,104,123

Details of income and expenditure on investment properties for the years ended December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Rental income	2,252,676	1,939,106
Expenditure on operating investment properties	(657,475)	(1,038,663)
Expenditure on non-operating investment properties	—	(1,939)

	1,595,201	898,504

59

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

Details of fair value of investment properties as at December 31, 2024 and 2023 are as follows:

	2024		2023
(in thousands of Korean won)	Book amount	Fair value	Book amount	Fair value
Land	11,741,198	51,738,955	8,339,498	46,547,855
Buildings	8,498,525	11,830,760	5,764,625	8,389,170

	20,239,723	63,569,715	14,104,123	54,937,025

The fair values of investment properties as at December 31, 2024 was evaluated by an independent appraiser, based on the evaluation result at August 5, 2022. The qualified appraiser is a member of the Korea Appraisers Association and has appropriate qualifications and experience in evaluating real estate in the location of investment properties. This evaluation was based on international evaluation standards and is based on the market price of similar real estate.

The fair values of investment properties are classified as Level 3 based upon the inputs, which are used in valuation method.

The fair value of investment property measured by using sales value of similar land is calculated by analyzing and comparing the sale prices of similar land, and also the access condition, environment condition and other specific factors for the purpose of estimation for fair value are considered. There is no significant change in the valuation technique for the year ended December 31, 2024.

Investment properties are provided as collaterals for rental deposits and lease hold right, which amount to ~~W~~610,000 thousand and ~~W~~610,000 thousand as at December 31, 2024 and 2023, respectively.

13. Intangible Assets

The details of intangible assets as at December 31, 2024 and 2023, are as follows:

	2024
(in thousands of Korean won)	Acquisition cost	Accumulated amortization	Accumulated impairment	Book amount
Goodwill	58,888,990	—	—	58,888,990
Development costs	312,698,214	(209,465,882)	—	103,232,332
Software	131,754,829	(112,738,150)	—	19,016,679
Memberships	44,676,414	(146,117)	(7,093,242)	37,437,055
Others	23,294,717	—	—	23,294,717

	571,313,164	(322,350,149)	(7,093,242)	241,869,773

	2023
(in thousands of Korean won)	Acquisition cost	Accumulated amortization	Accumulated impairment	Book amount
Goodwill	58,888,990	—	—	58,888,990
Development costs	271,791,803	(167,392,492)	—	104,399,311
Software	124,767,737	(100,721,088)	—	24,046,649
Memberships	42,759,695	(133,491)	(7,983,800)	34,642,404
Others	23,294,717	—	—	23,294,717

	521,502,942	(268,247,071)	(7,983,800)	245,272,071

60

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

The changes in intangible assets for the years ended December 31, 2024 and 2023, are as follows:

	2024
(in thousands of Korean won)	Beginning balance	Acquisition[1]	Disposal	Amorti -zation	Impairment[2]	Reversal of Impairment[3]	Ending balance
Goodwill	58,888,990	—	—	—	—	—	58,888,990
Development costs	104,399,311	40,991,592	—	(42,158,571)	—	—	103,232,332
Software	24,046,649	6,987,091	—	(12,017,061)	—	—	19,016,679
Memberships	34,642,404	2,887,619	(970,900)	(12,626)	(128,738)	1,019,296	37,437,055
Others	23,294,717	—	—	—	—	—	23,294,717

	245,272,071	50,866,302	(970,900)	(54,188,258)	(128,738)	1,019,296	241,869,773

[1]	Advance payments and others transferred from other accounts are included.
[2]

Memberships are composed of condominium and golf memberships, which are intangible assets with indefinite useful lives. The Company recognized a impairment loss because the market price of the asset is lower than book amount as at December 31, 2024.

[3]

Memberships are composed of condominium and golf memberships, which are intangible assets with indefinite useful lives. The Company recognized a reversal of impairment loss because the market price of the asset is higher than book amount as at December 31, 2024.

	2023
(in thousands of Korean won)	Beginning balance	Acquisition[1]	Disposal	Amorti -zation	Impairment[2]	Reversal of Impairment[3]	Ending balance
Goodwill	58,888,990	—	—	—	—	—	58,888,990
Development costs	47,347,359	84,922,193	—	(27,870,241)	—	—	104,399,311
Software	28,326,715	7,422,297	—	(11,702,363)	—	—	24,046,649
Memberships	27,632,780	5,962,498	(586,929)	(17,652)	(74,692)	1,726,399	34,642,404
Others	23,294,717	—	—	—	—	—	23,294,717

	185,490,561	98,306,988	(586,929)	(39,590,256)	(74,692)	1,726,399	245,272,071

[1]	Advance payments and others transferred from other accounts are included.
[2]

Memberships are composed of condominium and golf memberships, which are intangible assets with indefinite useful lives. The Company recognized a impairment loss because the market price of the asset is lower than book amount as at December 31, 2023.

[3]

Memberships are composed of condominium and golf memberships, which are intangible assets with indefinite useful lives. The Company recognized a reversal of impairment loss because the market price of the asset is higher than book amount as at December 31, 2023.

14. Other Financial Assets

The details of other financial assets as at December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Other receivables	2,127,747,012	3,405,945,754
Accrued income	286,481,269	233,498,176
Accrued interest on bonds	295,740,832	268,457,904
Guarantee deposits	62,385,232	63,018,206
Other	137,520,224	157,061,158
Provision for other financial assets	(52,494,450)	(51,522,487)

	2,857,380,119	4,076,458,711

61

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

15. Other Assets

The details of other assets as at December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Other receivables	—	1,117
Advance payments	39,142,703	37,346,174
Prepaid expenses	121,001,625	83,535,083
Prepaid value-added taxes	33,293	185,241
Others	13,406,610	12,848,867

	173,584,231	133,916,482

16. Deposit Liabilities

The details of deposit liabilities as at December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Customers’ deposits
Customers’ deposits for brokerage	5,773,748,168	5,519,397,856
Customers’ deposits for exchange-traded derivatives trading	456,979,182	547,223,805
Customers’ deposits for savings	6,997,054	5,880,012
Customers’ deposits for repo	61,541	61,587
Customers’ deposits for the investor of collective investment securities	456,285,969	249,819,423
Others	7,780	48,652

	6,694,079,694	6,322,431,335

Guarantee deposits
Guarantee deposits in foreign currency	680,406,569	395,717,894
Guarantee deposits in Korean won	370,164,013	415,758,876

	1,050,570,582	811,476,770

	7,744,650,276	7,133,908,105

62

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

17. Borrowings

The details of borrowings as at December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Call money	820,000,000	1,240,000,000
Borrowings:
Borrowing from KSFC	1,264,581,631	1,262,819,934
Asset-backed short-term bonds	430,000,000	375,000,000
CP borrowings	5,000,000,000	3,380,000,000
Securities sold under repurchase agreements	9,419,893,685	9,036,097,623
Short-term note issued	10,130,450,816	9,587,511,022
Debentures:
Debentures	3,461,000,000	2,516,820,000
Less: discount on debentures issued	(5,588,531)	(4,361,049)

	30,520,337,601	27,393,887,530

The details of call money as at December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	Interest rate (%)	2024	2023
Samsung Asset Management Co., Ltd. and others	3.28~3.43	820,000,000	1,240,000,000

The details of borrowings as at December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)		Interest rate (%)	2024	2023
Borrowings from KSFC	KSFC	3.40~3.96	1,264,581,631	1,262,819,934
Asset-backed short-term bonds	SK Securities Co., Ltd. and others	3.37~3.59	430,000,000	375,000,000
CP borrowings	Hyundai Motor Securities Co., Ltd. and others	3.41~3.87	5,000,000,000	3,380,000,000

			6,694,581,631	5,017,819,934

The details of securities sold under repurchase agreements as at December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	Interest rate (%)	2024	2023
Customers	0.00~5.00	5,913,024,606	5,578,817,182
Financial institution	2.17~3.37	3,506,869,079	3,457,280,441

		9,419,893,685	9,036,097,623

The details of short-term note issued as at December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	Interest rate (%)	2024	2023
Individual	2.65~5.20	6,149,462,845	6,560,366,893
Corporate	2.60~5.20	3,980,987,971	3,027,144,129

		10,130,450,816	9,587,511,022

63

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

The details of debentures as at December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	Date issued	Maturity	Interest rate (%)	2024	2023
The 36-2nd unsecured public debenture	2019.04.18	2024.04.18	2.09	—	250,000,000
The 37-2nd unsecured public debenture	2019.06.14	2024.06.14	1.80	—	150,000,000
The 39-1st unsecured public debenture	2021.03.04	2024.03.04	1.31	—	110,000,000
The 39-2nd unsecured public debenture	2021.03.04	2026.03.04	1.70	120,000,000	120,000,000
The 40-1st unsecured public debenture	2021.04.23	2024.04.23	1.53	—	300,000,000
The 40-2nd unsecured public debenture	2021.04.23	2026.04.23	1.94	200,000,000	200,000,000
The 41-1st unsecured public debenture	2023.02.07	2025.02.07	3.88	330,000,000	330,000,000
The 41-2nd unsecured public debenture	2023.02.07	2026.02.06	3.85	210,000,000	210,000,000
The 42-1st unsecured public debenture	2023.06.26	2025.06.26	4.39	240,000,000	240,000,000
The 42-2nd unsecured public debenture	2023.06.26	2026.06.26	4.43	220,000,000	220,000,000
The 43-1st unsecured public debenture	2024.01.31	2025.07.31	3.94	160,000,000	—
The 43-2nd unsecured public debenture	2024.01.31	2026.01.30	3.94	230,000,000	—
The 43-3rd unsecured public debenture	2024.01.31	2027.01.29	3.98	410,000,000	—
The 44-1st unsecured public debenture	2024.04.23	2025.10.23	3.79	100,000,000	—
The 44-2nd unsecured public debenture	2024.04.23	2026.04.23	3.82	100,000,000	—
The 44-3rd unsecured public debenture	2024.04.23	2027.04.23	3.86	200,000,000	—
The 45-1st unsecured public debenture	2024.09.03	2026.09.03	3.56	220,000,000	—
The 45-2nd unsecured public debenture	2024.09.03	2027.09.03	3.56	280,000,000	—
The 21-1 public debenture in foreign currency [1]	2021.11.01	2026.11.01	2.13	441,000,000	386,820,000

				3,461,000,000	2,516,820,000

Less: Discount on debentures issued				(5,588,531)	(4,361,049)

				3,455,411,469	2,512,458,951

[1]	The issuance price of this public debenture is US$ 300,000,000.

64

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

The changes in borrowings for the years ended December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Beginning balance	27,393,887,530	20,575,667,241
Increase in call money	(420,000,000)	410,000,000
Increase in borrowings from KSFC	1,761,697	18,597,692
Increase(decrease) in asset-backed short-term bonds	55,000,000	(879,200,000)
Increase in CP borrowings	1,620,000,000	1,460,000,000
Increase(decrease) in securities sold under repurchase agreements	383,796,062	2,804,707,214
Increase in short-term note issued	542,939,794	2,338,081,821
Increase(decrease) in debentures	942,952,518	666,033,562

Ending balance	30,520,337,601	27,393,887,530

18. Post-employment Benefits

18.1 Defined Benefit Plans

The details of defined benefit liabilities as at December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Present value of defined benefit obligations	78,860,310	74,927,348
Fair value of plan assets	(10,971,828)	(13,270,798)

Net defined benefit liabilities	67,888,482	61,656,550

The changes in the defined benefit obligation for the years ended December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Beginning balance	74,927,348	67,247,328
Current service cost	22,230,351	19,390,274
Interest cost	2,436,755	2,511,195
Remeasurements:
Actuarial gains and losses arising from changes in demographic assumptions	34,904	—
Actuarial gains and losses arising from changes in financial assumptions	4,697,042	5,658,388
Actuarial gains and losses arising from experience adjustments	1,535,882	1,119,181
Payments from plans:	(1,291,060)	(521,708)
Payments from the Company	(21,182,524)	(19,564,548)
Transfer from related companies	—	—
Transfer to related companies	(2,777,338)	(912,762)
Gain or loss on settlement	(1,751,050)	—

Ending balance	78,860,310	74,927,348

65

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

The changes in the fair value of plan assets for the years ended December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Beginning balance	(13,270,798)	(12,430,101)
Interest income	(549,651)	(610,329)
Remeasurements:
Return on plan assets (excluding amounts included in interest income)	180,223	35,162
Contributions by employers	(1,400,000)	(1,700,000)
Payments from plans:
Benefits paid	1,291,060	521,708
Transfer to related companies	2,777,338	912,762

Ending balance	(10,971,828)	(13,270,798)

Plan assets are composed of the detail assets that have no quoted price in active market. The details of plan assets as at December 31, 2024 and 2023, are as follows:

	2024		2023
(in thousands of Korean won)	Fair value	Composition(%)	Fair value	Composition(%)
Cash and deposits	10,122,822	92.26	8,202,579	61.81
Investment funds	849,006	7.74	5,068,219	38.19

	10,971,828	100.00	13,270,798	100.00

Key actuarial assumptions used as at December 31, 2024 and 2023, are as follows:

	2024	2023
Discount rate	DB (including special retirement by salaries peak plan) 3.6%, Compensation promotion DC 3.2%	DB (including special retirement by salaries peak plan) 4.3%, Compensation promotion DC 3.7%

Expected salary growth rate	DB : executives 4.8% DC: Promotion + Base up: 2.7%, Special retirement by Salaries peak plan : 4.8%	DB : executives 4.9% DC: Promotion + Base up: 2.6%, Special retirement by Salaries peak plan : 4.9%

The sensitivity analysis for significant actuarial assumptions used to determine the present value of the defined benefit obligation as at December 31, 2024, are as follows:

	Effect on the present value of defined benefit obligation
(in thousands of Korean won)	Changes in assumption	Increase	Decrease
Discount rate	0.50%	(1,914,760)	2,030,855
Expected salary growth rate[1]	0.50%	1,860,858	(1,763,912)
Retirement rate	0.50%	(1,619,401)	1,707,303

[1]	The sensitivity analysis for the expected salary growth rate is limited to special retirement by salaries peak plan and DB.

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. The sensitivity of the present value of the defined benefit obligation to changes in actuarial assumptions is calculated using the projected unit credit method, the same method applied when calculating the defined benefit obligations.

66

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

The methods and assumptions used in preparing the sensitivity analyses did not change compared to the previous period.

The effect of defined benefit plan on future cash inflows

Expected maturity analysis of undiscounted pension benefits as at December 31, 2024, is as follows:

(in thousands of Korean won)	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Between 5 and 10 years	Over 10 years	Total
Pension benefits[1]	5,578,505	8,178,609	28,542,656	31,525,862	67,990,816	141,816,448

[1]	Fixed pension benefits of ~~W~~14.7 billion under promotion compensation defined contribution plan are excluded.

The weighted average duration of the defined benefit obligations is 5.84 years.

Expected contribution to post-employment benefit plans for the year ending December 31, 2025 are ~~W~~1,310,000 thousand.

18.2 Defined Contribution Plans

The Company recognized the expenses of ~~W~~4,775,485 thousand and ~~W~~7,211,349 thousand for defined contribution plans for the years ended December 31, 2024 and 2023, respectively.

19. Provisions

The details of provisions as at December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Provisions for non-financial guarantees	4,363,358	6,414,834
Provisions for asset retirement obligation[1]	9,236,979	9,058,920
Provisions for lawsuits	75,204,159	111,425,114
Provisions for others	48,593,048	86,029,362

	137,397,544	212,928,230

[1]	The Company recognized the provision for asset retirement obligation in connection with the leased asset for the expenditures expected to recover the asset.

The changes in provisions for non-financial guarantees for the years ended December 31, 2024 and 2023 are as follows,

	2024
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses
		Non- impaired	Impaired
Beginning	6,218,110	196,724	—
Transfer between stages
Transfer to lifetime expected credit Losses(non-impaired)	(274,031)	274,031	—
Provision for losses (reversal of provision)	(1,771,950)	(279,526)	—

Ending	4,172,129	191,229	—

67

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

	2023
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses
		Non-impaired	Impaired
Beginning	1,223,748	232,358	—
Provision for losses (reversal of provision)	4,994,143	(35,634)	—
Other transfer (foreign exchange and other)	219	—	—

Ending	6,218,110	196,724	—

The changes in other provisions for the years ended December 31, 2024 and 2023, are as follows:

	2024
(in thousands of Korean won)	Provisions for asset retirement obligation	Provisions for lawsuits	Provisions for others	Total
Beginning	9,058,920	111,425,114	86,029,362	206,513,396
Contribution	215,297	12,982,498	25,314,711	38,512,506
Reversal	—	(34,099,212)	(4,600,000)	(38,699,212)
Use	(87,527)	(15,104,241)	(58,151,025)	(73,342,793)
Amortization of discounts	50,289	—	—	50,289

Ending	9,236,979	75,204,159	48,593,048	133,034,186

	2023
(in thousands of Korean won)	Provisions for asset retirement obligation	Provisions for lawsuits	Provisions for others	Total
Beginning	8,802,261	51,221,194	89,454,890	149,478,345
Contribution	259,114	57,194,551	8,490,000	65,943,665
Reversal	—	—	(8,100,000)	(8,100,000)
Use	(77,219)	(150,631)	(655,528)	(883,378)
Amortization of discounts	74,764	—	—	74,764
Other [1]	—	3,160,000	(3,160,000)	—

Ending	9,058,920	111,425,114	86,029,362	206,513,396

[1]	As a lawsuit was filed during the year ended December 31, 2023, the estimated loss on the sale of funds related to Lime Asset Management was replaced to provisions for lawsuits.

20. Other Financial Liabilities

The details of other financial liabilities as at December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Other payables	1,779,667,697	3,454,954,452
Accrued expenses	162,550,204	122,376,810
Financial guarantee liabilities	85,380,689	49,618,487
Provisions for financial guarantee contracts	111,502,489	87,624,173
Leasehold deposits received	8,486,957	8,274,358
Lease liabilities	100,240,625	97,681,939
Other	46,469,386	47,337,787

	2,294,298,047	3,867,868,006

68

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

The changes in liabilities of the provisions for financial guarantee contracts for the years ended December 31, 2024 and 2023 are as follows:

(in thousands of Korean won)	2024
	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses
		Non-impaired	Impaired
Beginning	21,881,154	65,743,019	—
Transfer between stages
Transfer to 12-month expected credit Losses	3,166,992	(3,166,992)	—
Transfer to lifetime expected credit Losses (Non-impaired)	(8,143,934)	8,143,934	—
Transfer to lifetime expected credit Losses (Impaired)	—	(8,234,789)	8,234,789
Provision (reversal)	(1,848,620)	49,928,254	—
Execution of the contract	—	(6,666,529)	(8,234,789)
Sales	(9,300,000)	—	—

Ending	5,755,592	105,746,897	—

(in thousands of Korean won)	2023
	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses
		Non-impaired	Impaired
Beginning	14,984,493	1,592,918	—
Transfer between stages
Transfer to lifetime expected credit Losses (Non-impaired)	(2,145,335)	2,145,335	—
Transfer to lifetime expected credit Losses (Impaired)	(19,894)	—	19,894
Provision (reversal)	9,061,890	62,004,766	(19,894)

Ending	21,881,154	65,743,019	—

69

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

21. Other Liabilities

The details of other liabilities as at December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Account payables	7,162,892	16,495,445
Accrued expenses	288,909,701	240,392,084
Accrued dividends	1,359,608	6,947,805
Advances from customers	5,875,006	5,602,168
Unearned revenue	11,075,339	10,300,322
Taxes withheld	57,035,532	46,567,059
Other long-term employee benefits	7,244,299	7,075,328
Others	2,899,057	2,362,726

	381,561,434	335,742,937

22. Share Capital

The details of share capital as at December 31, 2024 and 2023, are as follows:

(in thousands of Korean won, except per share)	Authorized shares	Outstanding shares	Par value per share	2024	2023
Ordinary share	1,000,000,000 shares	298,620,424 shares	5,000 won	1,493,102,120	1,493,102,120

There are no changes in ordinary shares for the years ended December 31, 2024 and 2023.

23. Hybrid Securities

Details of hybrid security classified as equity as of December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	Issuance date	Maturity	Interest rate (%)	2024	2023
Bond-type Hybrid Securities No.1[1]	March 31, 2022	Permanent	4.30	208,010,652	208,010,652
Bond-type Hybrid Securities No.2	May 30, 2022	Permanent	4.80	48,170,880	48,170,880
Bond-type Hybrid Securities No.3[2]	September 30, 2022	Permanent	5.50	249,948,780	249,948,780
Bond-type Hybrid Securities No.4[3]	May 8, 2023	Permanent	5.35	119,963,080	119,963,080
Bond-type Hybrid Securities No.5	March 21, 2024	Permanent	5.22	129,999,380	—

				756,092,772	626,093,392

[1]	As at December 31, 2024 and 2023, among the hybrid securities issued by the Company, the balance held by KB Financial Group, a related party of the Company, is ~~W~~200,000 million.
[2]	As at December 31, 2024 and 2023, among the hybrid securities issued by the Company, the balance held by KB Financial Group, a related party of the Company, is ~~W~~230,000 million.
[3]	As at December 31, 2024 and 2023, among the hybrid securities issued by the Company, the balance held by KB Financial Group, a related party of the Company, is ~~W~~100,000 million.

70

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

The Company may extend the maturity under the same conditions at the time of maturity of the above hybrid securities, and interest payment may be deferred except in cases where a cash dividend or stock dividend has been resolved for common stock. Above hybrid securities are early redeemable by the Company after 5 years from the issuance date and each interest payment date thereafter.

24. Other Paid-in Capital

The details of other paid-in capital as at December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Share premium [1]	1,142,353,750	1,142,353,750
Gains and losses on sale of treasury share	(45,331,811)	(45,331,811)
Other equity [2]	382,088,147	382,088,147

	1,479,110,086	1,479,110,086

[1]	Share premium was previously paid from stock issuance and new stock issuance due to merger and can only be used for capitalization and deficit recovery.
[2]	Other equity arose from the paid-in capital increase of preferred share and gains on merger.

There are no changes in other paid-in capital for the years ended December 31, 2024 and 2023.

25. Retained Earnings

The details of retained earnings as at December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Legal reserve
Earned surplus reserve [1]	173,656,298	158,656,298
Reserve for liability to compensate for damages [2]	500,000	500,000
Voluntary reserves	1,889,816,387	1,678,600,357
Regulatory reserve for credit losses [3]	47,300,393	100,315,429
Unappropriated retained earnings	546,730,704	323,200,993

	2,658,003,782	2,261,273,077

[1]

The Commercial Act of the Republic of Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued share capital. The reserve is not available for the payment of cash dividends, but may be transferred to share capital or used to reduce accumulated deficit.

[2]

The Company provides reserve for loss on electronic financial transactions to make reparation for the damage in process of the electronic transfers or operations. Also, the Company provides reserve to compensate for inflicted damage on a credit information subject when violating the Credit Information Use and Protection Act.

[3]

The Company accumulates allowances for possible loan losses in accordance with Korean IFRS and reserve for possible loan losses as much as the amount below the provision of allowances according to minimum accumulation ratio required by Financial Supervisory Service.

Changes in retained earnings for the years ended December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Beginning balance	2,261,273,077	2,038,072,084
Profit for the year	582,368,985	352,363,541
Dividends	(150,000,000)	(100,000,000)
Dividends of hybrid securities	(37,064,078)	(29,162,548)
Replacement due to disposal of equity investments at FVOCI	1,425,798	—

Ending balance	2,658,003,782	2,261,273,077

71

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

The amount of dividends and dividends per share for the years ended December 31, 2024 and 2023, are as follows:

	2024
(in Korean won and number of shares)	Type of share	Number of shares outstanding	Number of treasury shares	Number of dividend shares	Dividend per share	Total dividend (In thousands of Korean won)
Annual dividend	Ordinary share	298,620,424 shares	—	298,620,424 shares	502	150,000,000

	2023
(in Korean won and number of shares)	Type of share	Number of shares outstanding	Number of treasury shares	Number of dividend shares	Dividend per share	Total dividend (In thousands of Korean won)
Annual dividend	Ordinary share	298,620,424 shares	—	298,620,424 shares	334	100,000,000

Appropriation of retained earnings for the years ended December 31, 2024 and 2023, consists of:

	2024		2023
(in thousands of Korean won)	(Expected date of appropriation: March 21, 2025)		(Date of appropriation: March 21, 2024)
Unappropriated retained earnings
Balance at the beginning of year	—		—
Changes of accounting policies	—		—
Interim dividend	—		—
Dividends of hybrid securities	(37,064,078)		(29,162,548)
Transfer due to disposal of revaluation assets	1,425,798		—
Profit for the year	582,368,985	546,730,705	352,363,541	323,200,993

Transfers such as discretionary reserves
Regulatory reserve for credit losses	—		53,015,036
Voluntary reserves	—	—	—	53,015,036

		546,730,705		376,216,029

Appropriation of retained earnings
Earned surplus reserve	28,000,000		15,000,000
Regulatory reserve for credit losses	19,104,292		—
Voluntary reserves	219,626,413		211,216,029
Dividends	280,000,000	546,730,705	150,000,000	376,216,029

(cash dividends per ordinary share: ~~W~~937 (18.75%) in 2024)
(cash dividends per ordinary share: ~~W~~502 (10.04%) in 2023)
Unappropriated retained earnings carried forward to subsequent year		—		—

72

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

Payout and dividend yield ratios as at December 31, 2024 and 2023, are as follows:

	2024	2023
	Ordinary share	Ordinary share
	Annual dividend	Annual dividend
Number of shares outstanding	298,620,424	298,620,424
Number of treasury shares	—	—
Number of dividend shares	298,620,424	298,620,424
Par value per share (in Korean won)	5,000	5,000
Payout ratio	18.75%	10.04%
Scheduled dividends (in thousands of Korean won)	280,000,000	150,000,000
Dividends per share (in Korean won)	937	502

The Company accumulates allowances for possible loan losses in accordance with Korean IFRS and reserve for possible loan losses as much as the amount below the provision of allowances according to minimum accumulation ratio required by Regulation on Supervision of Financial Investment.

Regulatory reserve for credit losses, a type of voluntary reserve for retained earnings, reverses the exceeding amount if the beginning balance of the reserve exceeds the ending balance at the closing date. Regulatory reserve for credit losses is generally recognized after unappropriated deficit is disposed.

The details of the regulatory reserve for credit losses (reversal of reserve) to be appropriated as at December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Beginning	47,300,393	100,315,429
Amounts to be reserved (reversed)	19,104,292	(53,015,036)

Ending	66,404,685	47,300,393

The adjusted profit of the year after reflection of reserve for credit losses for the years ended December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Profit for the year before reserve for credit loss	582,368,985	352,363,541
Amounts to be reversed (reserved)	(19,104,292)	53,015,036

Adjusted profit after reversal (provision) of reserve for credit losses[1]	563,264,693	405,378,577

[1]

Reserve for credit loss is announced by Article 3 Clause 8 of the Regulation on Financial Investment Business. Adjusted profit after reserve for credit losses is not based on Korean IFRS and is calculated on the assumption that provision or reversal of reserve for credit losses before tax is adjusted to the profit.

73

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

26. Other Components of Equity

The details of other components of equity as at December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Changes in the fair value of financial assets at FVOCI	296,080,981	290,063,237
Revaluation surplus	62,144,795	62,144,795
Remeasurements of net defined benefit liabilities	(47,538,042)	(42,792,277)
Gain or loss on financial liabilities designated at FVTPL due to the change of credit risk	(17,297,087)	(11,782,162)

	293,390,647	297,633,593

The changes in gain or loss on valuation of financial assets at FVOCI for the years ended December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Beginning balance	290,063,237	233,760,812
Gain on valuation	13,894,324	62,120,448
Tax effect of gain (loss) on valuation [1]	(3,668,102)	(16,026,282)
Transfer to gain due to disposal or impairment	(5,718,041)	13,869,917
Tax effect of transfer [1]	1,509,563	(3,661,658)

Ending balance	296,080,981	290,063,237

[1]	Including income tax effect (Note 35)

The changes in gain on revaluation of property and equipment for the years ended December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Beginning balance	62,144,795	62,060,360
Tax effect of net gains on revaluation [1]	—	84,435

Ending balance	62,144,795	62,144,795

[1]	Including income tax effect (Note 35)

The changes in remeasurements of the net defined benefit liability for the years ended December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Beginning balance	(42,792,277)	(37,778,107)
Changes during the year	(6,448,050)	(6,812,731)
Tax effect [1]	1,702,285	1,798,561

Ending balance	(47,538,042)	(42,792,277)

[1]	Including income tax effect (Note 35)

The change in gain or loss on financial liabilities designated at FVTPL due to the change of credit risk for the years ended December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Beginning balance	(11,782,162)	41,080,867
Changes during the year	(7,493,104)	(71,900,708)
Tax effect [1]	1,978,179	19,037,679

Ending balance	(17,297,087)	(11,782,162)

[1]	Including income tax effect (Note 35)

74

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

27. Fee and Commission Income and Expense

The details of fee and commission income for the years ended December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Brokerage commissions	527,054,557	505,724,502
Underwriting commissions	173,075,978	135,286,825
Brokerage commissions on collective investment securities	23,565,918	19,252,925
Management fee on asset management	38,491,400	24,227,127
Commissions on merger and acquisition	90,377,909	97,120,428
Trust fees and commissions	17,866,581	18,564,028
Other commissions	125,104,830	140,908,136

	995,537,173	941,083,971

The details of fee and commission expense for the years ended December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Trading commission	56,741,202	56,240,638
Advisory fees	3,047,910	1,038,490
Investment management delegation fees	282,523	378,829
Commission fees on group brand	21,019,189	26,136,638
Contributions to other institutions	9,056,725	8,023,014
Others	122,784,021	118,685,646

	212,931,570	210,503,255

28. Gain or Loss on Valuation and Disposal of Financial Instruments

The details of gain or loss on valuation and disposal of financial instruments for the years ended December 31, 2024 and 2023, are as follows:

	2024
(in thousands of Korean won)	Gain	Loss	Net
Financial instruments at FVTPL	1,841,452,937	1,549,680,899	291,772,038
Financial instruments designated at FVTPL	324,748,471	640,871,724	(316,123,253)
Derivative financial instruments	4,541,514,495	4,387,085,652	154,428,843
Financial assets at FVOCI [1]	13,207,427	717,576	12,489,851

	6,720,923,330	6,578,355,851	142,567,479

[1]	Gain or loss on valuation of financial assets at FVOCI is excluded.

	2023
(in thousands of Korean won)	Gain	Loss	Net
Financial instruments at FVTPL	1,940,096,949	1,211,466,813	728,630,136
Financial instruments designated at FVTPL	727,598,407	1,057,169,764	(329,571,357)
Derivative financial instruments	5,027,369,696	5,176,387,032	(149,017,336)
Financial assets at FVOCI [1]	3,240,874	3,579,804	(338,930)

	7,698,305,926	7,448,603,413	249,702,513

[1]	Gain or loss on valuation of financial assets at FVOCI is excluded.

75

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

The details of gain or loss on valuation and disposal of financial instruments at FVTPL for the years ended December 31, 2024 and 2023, are as follows:

	2024
(in thousands of Korean won)	Gain	Loss	Net
Financial assets at FVTPL	1,484,814,072	1,191,769,358	293,044,714
Financial liabilities at FVTPL	356,638,865	357,911,541	(1,272,676)

	1,841,452,937	1,549,680,899	291,772,038

	2023
(in thousands of Korean won)	Gain	Loss	Net
Financial assets at FVTPL	1,748,959,887	704,952,978	1,044,006,909
Financial liabilities at FVTPL	191,137,062	506,513,835	(315,376,773)

	1,940,096,949	1,211,466,813	728,630,136

The details of gain or loss on valuation and disposal of financial instruments designated at FVTPL for the years ended December 31, 2024 and 2023, are as follows:

	2024
(in thousands of Korean won)	Gain	Loss	Net
Financial liabilities designated at FVTPL
Derivatives-linked securities sold	266,262,027	526,918,763	(260,656,736)
Other OTC derivative-combined contract sold	39,681,189	77,671,319	(37,990,130)
Exchange traded notes sold	18,805,255	36,281,642	(17,476,387)

	324,748,471	640,871,724	(316,123,253)

	2023
(in thousands of Korean won)	Gain	Loss	Net
Financial liabilities designated at FVTPL
Derivatives-linked securities sold	567,910,956	879,330,365	(311,419,409)
Other OTC derivative-combined contract sold	129,915,134	154,821,326	(24,906,192)
Exchange traded notes sold	29,772,317	23,018,073	6,754,244

	727,598,407	1,057,169,764	(329,571,357)

The details of gain or loss on valuation and disposal of derivative financial instruments for the years ended December 31, 2024 and 2023, are as follows:

	2024
(in thousands of Korean won)	Gain	Loss	Net
Interest rate	1,254,844,029	1,355,656,950	(100,812,921)
Currency	756,112,000	702,054,414	54,057,586
Stock	2,346,946,346	2,068,252,287	278,694,059
Credit	46,411,148	42,064,301	4,346,847
Commodity	63,666,021	57,086,321	6,579,700
Others	73,534,951	161,971,379	(88,436,428)

	4,541,514,495	4,387,085,652	154,428,843

76

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

	2023
(in thousands of Korean won)	Gain	Loss	Net
Interest rate	2,137,530,340	2,159,871,413	(22,341,073)
Currency	699,007,323	701,286,144	(2,278,821)
Stock	1,950,908,686	2,088,474,647	(137,565,961)
Credit	32,631,396	35,689,309	(3,057,913)
Commodity	30,829,129	42,149,844	(11,320,715)
Others	176,462,822	148,915,675	27,547,147

	5,027,369,696	5,176,387,032	(149,017,336)

The details of gain or loss on disposal of financial assets at FVOCI for the years ended December 31, 2024 and 2023, are as follows:

	2024
(in thousands of Korean won)	Gain	Loss	Net
Debt instruments	13,207,427	717,576	12,489,851

	2023
(in thousands of Korean won)	Gain	Loss	Net
Debt instruments	3,240,874	3,579,804	(338,930)

29. Interest Income and Interest Expense

The details of interest income for the years ended December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Interest on financial assets at FVTPL
Interest on debt instruments at FVTPL	675,737,193	625,539,039
Interest on loans at FVTPL	14,455,538	—
Interest on commercial papers	149,585,454	182,112,270

	839,778,185	807,651,309

Interest on financial assets at FVOCI and financial assets measured at amortised cost
Interest on loans measured at amortised cost	7,418,368	3,832,928
Interest on debt instruments at FVOCI	199,362,668	170,895,226
Interest on broker’s loans	221,243,066	228,177,604
Interest on loans	210,184,851	190,128,411
Interest on deposits with KSFC	32,054,407	22,932,437
Interest on certificate of deposit	778,877	—
Interest on deposits with financial institution	129,946	356,594
Interest on bonds purchased under resale agreements	53,913,386	42,484,716
Gains on transactions of certificates of deposits	79,435	69,266
Interest on deposits	27,459,312	36,128,689
Interest on other receivables	769,006	764,747
Others [1]	17,480,435	34,286,948
	770,873,757	730,057,566

	1,610,651,942	1,537,708,875

[1]	Interest on lease receivables of ~~W~~779 million and ~~W~~935 million for the year ended December 31, 2024 and 2023, respectively, are included.

77

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

The details of interest expense for the years ended December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Interest on borrowings	63,068,307	61,742,569
Interest on customers’ deposits	57,234,396	54,585,335
Interest on bonds sold under repurchase agreements	305,570,078	309,464,045
Losses on transactions of certificates of deposit	13	—
Interest on debentures	109,656,787	61,837,024
Interest on short-term note issued	486,374,722	429,887,015
Interest on asset-backed short-term bonds	13,124,433	45,194,333
Fees for the proceeds from the sale of stocks loaned	41	2,080
Others [1]	30,836,698	30,163,002

	1,065,865,475	992,875,403

[1]	Interest on lease liabilities of ~~W~~3,700 million and ~~W~~4,409 million for the year ended December 31, 2024 and 2023, respectively, are included.

30. Gain or Loss on Valuation and Disposal of Financial Assets measured at Amortised Costs

The details of gain or loss on valuation and disposal of financial assets measured at amortised cost for the years ended December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Gain(loss) on valuation of financial assets measured at amortised cost
Reversal(provision) of allowance for credit losses of loans	(29,327,335)	(34,206,739)
Reversal(provision) of allowance for credit losses of deposits	(448,028)	355,011
Reversal(provision) of allowance for credit losses of other financial assets	(971,963)	(14,394,599)
Gain(loss) on disposal of financial assets measured at amortised cost
Gain(loss) on disposal of loans measured at amortised cost	37,042	(5,042,842)

	(30,710,284)	(53,289,169)

31. Gain or Loss on Foreign Currency Transactions

The details of gain on foreign currency transactions for the years ended December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Gain on foreign currency transactions	594,712,201	805,225,226
Gain on foreign exchange translation	429,901,261	99,615,973

	1,024,613,462	904,841,199

The details of loss on foreign currency transactions for the years ended December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Loss on foreign currency transactions	585,924,414	787,889,725
Loss on foreign exchange translation	295,809,717	84,017,919

	881,734,131	871,907,644

78

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

32. Other Operating Income and Other Operating Expenses

The details of other operating income for the years ended December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Dividend income	86,535,185	58,446,964
Distribution income	92,735,398	76,744,597
Reversal of provision for credit loss	56,295,878	8,125,021
Others	10,326,676	7,996,143

	245,893,137	151,312,725

The details of other operating expenses for the years ended December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Provision for credit losses	102,324,037	84,130,291
Others	45,918,100	63,621,085

	148,242,137	147,751,376

33. Selling and Administrative Expenses

(a)	The details of selling and administrative expenses for the years ended December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Labor costs
Salaries	432,362,399	424,506,394
Post-employment benefits	27,141,890	28,502,489
Retirement bonus	15,802,956	1,280,577
Other long-term employee benefits	837,170	1,313,191
Employee benefits	97,776,901	86,895,482

	573,921,316	542,498,133

Other selling and administrative expenses
Employee benefits	11,539,189	11,302,464
Sales promotion expenses	1,560,973	864,713
Computer system operation expenses	70,704,152	62,582,302
Management expenses for rent	19,849,051	20,025,529
Commissions	25,467,759	22,840,138
Research and development	377,327	249,603
Advertising expenses	29,476,761	28,452,421
Depreciation	46,359,943	44,777,159
Training expenses	2,484,272	2,510,588
Amortization expenses of intangible assets	54,188,259	39,590,256
Taxes and dues	43,621,051	35,886,699
Consignment fees	3,020,429	2,335,409
Others	43,279,097	40,871,015

	351,928,263	312,288,296

	925,849,579	854,786,429

79

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

(b)	Stock Grant Agreement

The executives of the Company have stock grant agreement with KB Financial Group Inc., and the Company settles the expense arising from the agreement with KB Financial Group Inc. The Company recognizes the expense in profit or loss as selling and administrative expenses.

The details of the share grants linked to long-term performance as at December 31, 2024, are as follows:

(In number of shares)	Grant date	Granted shares	Payable shares[1]	Vesting conditions
Series 1-1	2010-1-1	1,231	160	Service, vesting conditions : market 40%, non-market 60%
Series 1-8	2011-1-1	1,289	219	Service, vesting conditions : market 40%, non-market 60%
Series 1-10	2012-1-1	1,976	384	Service, vesting conditions : market 40%, non-market 60%
Series 1-11	2012-6-18	708	142	Service, vesting conditions : market 40%, non-market 60%
Series 1-13	2013-1-1	3,340	749	Service, vesting conditions : market 40%, non-market 60%
Series 1-19	2015-2-24	1,812	584	Service, vesting conditions : market 30%, non-market 70%
Series 1-21	2016-1-1	5,091	1,024	Service, vesting conditions : market 30%, non-market 70%
Series 1-22	2016-12-30	34,070	8,834	Service, vesting conditions : market 20%, non-market 80%
Series 1-24	2017-2-24	1,698	1,516	Service, vesting conditions : market 20%, non-market 80%
Series 1-26	2017-9-4	1,551	1,028	Service, vesting conditions : market 20%, non-market 80%
Series 1-28	2018-1-1	6,739	2,608	Service, vesting conditions : market 20%, non-market 80%
Series 1-30	2019-1-1	47,182	26,064	Service, vesting conditions : market 20%, non-market 80%
Series 1-30	2019-1-1	2,799	1,588	Service, vesting conditions : market 0%, non-market 100%
Series 1-30	2019-1-1	28,706	10,995	Service, vesting conditions : market 20%, non-market 80%
Series 1-31	2019-2-24	809	637	Service, vesting conditions : market 20%, non-market 80%
Series 1-32	2019-3-4	1,888	1,021	Service, vesting conditions : market 20%, non-market 80%
Series 1-33	2019-6-1	3,994	1,111	Service, vesting conditions : market 20%, non-market 80%
Series 1-34	2019-9-1	2,927	340	Service, vesting conditions : market 20%, non-market 80%
Series 1-35	2019-9-4	358	207	Service, vesting conditions : market 20%, non-market 80%
Series 1-36	2019-5-27	1,167	192	Service, vesting conditions : market 20%, non-market 80%
Series 1-37	2020-1-1	48,962	11,595	Service, vesting conditions : market 20%, non-market 80%
Series 1-38	2020-3-6	2,856	822	Service, vesting conditions : market 0%, non-market 100%
Series 1-39	2020-8-1	12,744	906	Service, vesting conditions : market 20%, non-market 80%
Series 1-40	2021-1-1	66,939	19,690	Service, vesting conditions : market 20%, non-market 80%

80

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

Series 1-40	2021-1-1	2,660	599	Service, vesting conditions : market 0%, non-market 100%
Series 1-40	2021-1-1	34,884	10,845	Service, vesting conditions : market 20%, non-market 80%
Series 1-41	2021-3-4	3,591	1,856	Service, vesting conditions : market 20%, non-market 80%
Series 1-42	2021-3-15	5,034	1,369	Service, vesting conditions : market 20%, non-market 80%
Series 1-43	2021-5-27	604	100	Service, vesting conditions : market 20%, non-market 80%
Series 1-44	2021-6-1	2,904	1,487	Service, vesting conditions : market 20%, non-market 80%
Series 1-45	2021-8-1	2,320	989	Service, vesting conditions : market 20%, non-market 80%
Series 1-46	2021-9-1	3,201	958	Service, vesting conditions : market 20%, non-market 80%
Series 1-47	2022-1-1	58,681	19,773	Service, vesting conditions : market 20%, non-market 80%
Series 1-48	2022-2-17	1,990	2,953	Service, vesting conditions : market 20%, non-market 80%
Series 1-49	2022-3-6	928	171	Service, vesting conditions : market 0%, non-market 100%
Series 1-50	2022-03-14	588	562	Service, vesting conditions : market 20%, non-market 80%
Series 1-51	2022-05-09	2,839	2,839	Service, vesting conditions : market 20%, non-market 80%
Series 1-52	2022-07-18	190	146	Service, vesting conditions : market 20%, non-market 80%
Series 1-53	2022-08-01	4,945	6,216	Service, vesting conditions : market 20%, non-market 80%
Series 1-54	2022-08-16	3,627	7,903	Service, vesting conditions : market 20%, non-market 80%
Series 1-55	2023-01-01	52,570	56,407	Service, vesting conditions : market 20%, non-market 80%
Series 1-55	2023-01-01	5,492	8,009	Service, vesting conditions : market 0%, non-market 100%
Series 1-55	2023-01-01	23,930	27,494	Service, vesting conditions : market 20%, non-market 80%
Series 1-56	2023-02-15	3,161	2,966	Service, vesting conditions : market 20%, non-market 80%
Series 1-57	2023-03-04	3,076	3,076	Service, vesting conditions : market 20%, non-market 80%
Series 1-58	2023-03-15	1,367	414	Service, vesting conditions : market 20%, non-market 80%
Series 1-59	2023-06-01	2,876	2,876	Service, vesting conditions : market 20%, non-market 80%
Series 1-60	2023-08-01	2,768	1,965	Service, vesting conditions : market 20%, non-market 80%
Series 1-61	2023-09-01	3,390	2,263	Service, vesting conditions : market 20%, non-market 80%
Series 1-62	2024-01-01	61,779	34,896	Service, vesting conditions : market 20%, non-market 80%
Series 1-62	2024-01-01	15,012	7,516	Service, vesting conditions : market 20%, non-market 80%
Series 1-63	2024-02-17	953	953	Service, vesting conditions : market 20%, non-market 80%
Series 1-64	2024-05-09	2,432	789	Service, vesting conditions : market 20%, non-market 80%
Series 1-65	2024-08-01	429	429	Service, vesting conditions : market 20%, non-market 80%
Series 1-66	2024-08-16	397	397	Service, vesting conditions : market 20%, non-market 80%

		589,454	301,632

[1]	The number of maximum payable shares per executive as at December 31, 2024.

81

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

The details of share grants linked to short-term performance as at December 31, 2024, are as follows:

(In number of shares)	Grant date	Granted shares	Payable shares[1]	Vesting conditions[2]
Series 2-3	2016-1-1	5,454	1,532	Proportional to service period, vesting conditions satisfied
Series 2-4	2017-1-1	21,346	9,528	Proportional to service period, vesting conditions satisfied
Series 2-5	2018-1-1	31,432	17,752	Proportional to service period, vesting conditions satisfied
Series 2-6	2019-1-1	23,302	16,277	Proportional to service period, vesting conditions satisfied
Series 2-7	2020-1-1	66,921	19,507	Proportional to service period, vesting conditions satisfied
Series 2-8	2021-1-1	64,101	33,042	Proportional to service period, vesting conditions satisfied
Series 2-9	2022-1-1	52,139	40,676	Proportional to service period, vesting conditions satisfied
Series 2-10	2023-1-1	73,004	73,004	Proportional to service period, vesting conditions satisfied
Series 2-11	2024-1-1	32,754	32,754	Proportional to service period, vesting conditions satisfied
Series 3-3	2016-1-1	15,036	5,478	Proportional to service period, vesting conditions satisfied
Series 3-4	2017-1-1	12,112	6,343	Proportional to service period, vesting conditions satisfied
Series 3-5	2018-1-1	10,352	7,079	Proportional to service period, vesting conditions satisfied
Series 3-6	2019-1-1	18,194	13,167	Proportional to service period, vesting conditions satisfied
Series 3-7	2020-1-1	77,112	16,434	Proportional to service period, vesting conditions satisfied
Series 3-8	2021-1-1	91,948	45,831	Proportional to service period, vesting conditions satisfied
Series 3-9	2022-1-1	66,060	42,301	Proportional to service period, vesting conditions satisfied
Series 3-10	2023-1-1	76,048	74,588	Proportional to service period, vesting conditions satisfied
Series 4-1	2017-12-31	23,667	21,865	Proportional to service period, vesting conditions satisfied
Series 4-2	2019-12-31	30,098	793	Proportional to service period, vesting conditions satisfied
Series 4-3	2020-12-31	263,762	2,229	Proportional to service period, vesting conditions satisfied
Series 4-4	2021-12-31	268,781	66,815	Proportional to service period, vesting conditions satisfied
Series 4-5	2022-12-31	216,687	131,212	Proportional to service period, vesting conditions satisfied
Series 4-6	2023-12-31	293,942	258,711	Proportional to service period, vesting conditions satisfied

		1,834,252	936,918

[1]	The number of maximum payable shares per executive as at December 31, 2024.
[2]	Number of vested shares is determined by performance and paid for a deferred payment schedule over 3 to 5 years.

82

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

Share grants are measured at fair value using the Monte Carlo Simulation Model and assumptions used in determining the fair value as at December 31, 2024, are as follows:

(In Korean won)	Risk free rate (%)	Fair value (Market performance condition)	Fair value (Non-market performance condition)
Series 1-1	2,688	—	79,280~79,280
Series 1-8	2,688	—	79,280~79,280
Series 1-10	2,688	—	79,280~79,280
Series 1-11	2,688	—	47,631~47,631
Series 1-13	2,688	—	47,631~79,280
Series 1-19	2,688	—	45,096~47,631
Series 1-21	2,688	—	45,096~87,156
Series 1-22	2,688	—	45,096~87,156
Series 1-24	2,688	—	45,096~56,379
Series 1-26	2,688	—	45,096~56,379
Series 1-28	2,688	—	45,096~87,156
Series 1-30	2,688	—	50,973~87,156
Series 1-31	2,688	—	45,096~56,379
Series 1-32	2,688	—	72,231~79,280
Series 1-33	2,688	—	87,156~87,156
Series 1-34	2,688	—	87,156~87,156
Series 1-35	2,688	—	45,096~56,379
Series 1-36	2,688	—	87,156~87,156
Series 1-37	2,688	—	68,992~87,156
Series 1-38	2,688	—	79,280~87,156
Series 1-39	2,688	—	79,280~87,156
Series 1-40	2,688	—	68,992~87,156
Series 1-41	2,688	—	72,231~79,280
Series 1-42	2,688	—	75,790~87,156
Series 1-43	2,688	—	87,156~87,156
Series 1-44	2,688	—	72,231~79,280
Series 1-45	2,688	—	75,790~87,156
Series 1-46	2,688	—	75,790~87,156
Series 1-47	2,688	—	68,992~87,156
Series 1-48	2,688	64,264~77,543	72,231~79,280
Series 1-49	2,688	—	79,280~87,156
Series 1-50	2,688	—	72,231~79,280
Series 1-51	2,688	72,231~87,156	72,231~79,280
Series 1-52	2,688	—	72,231~79,280
Series 1-53	2,688	72,231~87,156	72,231~79,280
Series 1-54	2,688	72,231~87,156	72,231~79,280
Series 1-55	2,688	72,231~87,156	68,992~87,156
Series 1-56	2,688	68,992~79,280	68,992~75,790
Series 1-57	2,688	72,231~87,156	72,231~79,280
Series 1-58	2,688	—	75,790~87,156
Series 1-59	2,688	72,231~87,156	72,231~79,280
Series 1-60	2,688	68,992~79,280	68,992~75,790
Series 1-61	2,688	68,992~79,280	68,992~75,790
Series 1-62	2,688	68,992~87,156	68,992~79,280
Series 1-63	2,688	72,231~87,156	72,231~79,280
Series 1-64	2,688	65,949~75,790	65,949~72,231
Series 1-65	2,688	72,231~87,156	72,231~79,280
Series 1-66	2,688	72,231~87,156	72,231~79,280
Series 2-3	2,688	—	47,631~87,156
Series 2-4	2,688	—	45,096~87,156
Series 2-5	2,688	—	45,096~87,156
Series 2-6	2,688	—	45,096~87,156
Series 2-7	2,688	—	50,973~87,156
Series 2-8	2,688	—	68,992~87,156
Series 2-9	2,688	—	52,755~87,156
Series 2-10	2,688	—	68,992~87,156
Series 2-11	2,688	—	68,992~82,170

83

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

(In Korean won)	Risk free rate (%)	Fair value (Market performance condition)	Fair value (Non-market performance condition)
Series 3-3	2,688	—	47,631~87,156
Series 3-4	2,688	—	45,096~87,156
Series 3-5	2,688	—	45,096~87,156
Series 3-6	2,688	—	45,096~87,156
Series 3-7	2,688	—	50,973~87,156
Series 3-8	2,688	—	68,992~87,156
Series 3-9	2,688	—	68,992~87,156
Series 3-9	2,688	—	68,992~87,156
Series 4-1	2,688	—	45,096~56,379
Series 4-2	2,688	—	50,973~50,973
Series 4-3	2,688	—	50,973~52,755
Series 4-4	2,688	—	50,973~87,156
Series 4-5	2,688	—	52,755~87,156
Series 4-6	2,688	—	75,790~87,156

The Company used the volatility of the stock price over the previous year as the expected volatility and used the dividend yield as the arithmetic mean of the dividend rate of one year before, two years before, and three years before the base year, in order to calculate fair value. Fair value is calculated based on risk free interest rate of 1 year-KTB rate.

In relation to the above share-based arrangements, the compensation cost amounting to ~~W~~92,491,618 thousand and ~~W~~66,785,811 thousand is recorded as accrued expenses to KB Financial Group Inc as at December 31, 2024 and 2023, respectively.

34. Non-operating Income and Non-operating Expenses

The details of non-operating income for the years ended December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Gain on disposal of intangible assets	3,922,610	1,436,275
Reversal of impairment loss on intangible assets	1,019,296	1,726,399
Rent	6,978,502	6,449,025
Gain related to investments in subsidiaries and associates	27,744,956	20,350,670
Others	43,422,997	25,648,222

	83,088,361	55,610,591

The details of non-operating expenses for the years ended December 31, 2024 and 2023 are as follows:

(in thousands of Korean won)	2024	2023
Loss on disposal of property and equipment	111,989	14,308
Depreciation of investment properties	480,124	383,216
Loss on disposal of intangible assets	—	2,500
Impairment loss on intangible assets	128,738	74,692
Loss related to investments in subsidiaries and associates[1]	37,605,049	193,716,114
Donation	7,252,185	3,787,859
Others	49,926,066	69,713,630

	95,504,151	267,692,319

[1]

During the year ended December 31, 2024, there were signs of impairment for investments related to KB FINA Joint Stock Company, Vestas General Private Real Estate Fund Investment Trust No. 38, JB New Jersey Private Real Estate Fund 1, GVA Europe Pre-IPO Private Investment Trust No.1, LIFE Global Reits Pre-IPO General Private Investment Trust 1, Pacific US BlackRock Private Placement Real Estate Fund Investment Trust No. 15 and GH Real Estate I LP, which were subsidiaries of the Company, and the estimated recoverable amount was lower than the book value, so KRW 8,511 million, KRW 1,633 million, KRW 1,075 million, KRW 2,133 million, KRW 6,404 million, KRW 6,151 million and KRW 1,860 million of impairment losses, respectively, were recognized. Also during the year ended December 31, 2024, there were signs of impairment for investments related KB Star REIT which was associates of the Company, and the estimated recoverable amount was lower than the book value, so KRW 5,736 million of impairment losses was recognized. The estimated recoverable amount was assessed using data available as at December 31, 2024, and will be re-estimated by continuously reflecting changes thereafter.

84

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

35. Tax Expense and Deferred Tax

The details of income tax expense for the years ended December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Current tax
Current tax on profits for the year	270,636,227	145,757,259
Adjustments in respect of prior years	(763,296)	1,908,329
Deferred tax
Origination and reversal of temporary differences	(99,329,364)	(56,454,276)
Tax recognized directly in equity
Gain or loss on valuation for financial assets at FVOCI	(2,158,539)	(19,687,942)
Gain on revaluation of property and equipment	—	84,436
Changes on the fair value of financial liabilities designated at FVTPL due to the change of credit risk	1,978,179	19,037,679
Remeasurements of net defined benefit liabilities	1,702,285	1,798,561
Tax effect derived from group’s income tax system	(12,920,249)	(3,353,308)

Income tax expense	159,145,243	89,090,738

Reconciliations of profit before tax and tax expense for the years ended December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Profit before tax (A)	741,514,228	441,454,279

Tax based on statutory rate	185,397,756	106,181,930
Adjustments
Non-deductible expense	6,044,292	4,853,834
Non-taxable income	(13,325,036)	(8,847,983)
Changes in deferred tax assets (liabilities) that have not been recognized	(4,689,358)	(8,165,095)
Effect from tax reduction and credit	(1,379,761)	(1,362,312)
Adjustment in respect of prior years	(763,296)	1,908,329
Tax effect from group’s income tax system	(12,920,250)	(3,353,308)
Changes in tax rate	—	(291,679)
Others	780,896	(1,832,978)

Tax expense (B)	159,145,243	89,090,738

Effective tax rate (B/A)	21.46%	20.18%

85

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

The changes in deferred tax assets (liabilities) for the years ended December 31, 2024 and 2023, are as follows:

	2024
(in thousands of Korean won)	Beginning balance	Profit (loss) for the year	Other comprehensive income	Ending balance
Provision for impairment	136,402	24,928	—	161,330
Commissions income	9,136,660	(3,655,638)	—	5,481,022
Financial assets at FVOCI	(105,219,052)	(822,640)	(2,158,538)	(108,200,230)
Defined benefit obligation	19,780,820	(663,984)	1,702,285	20,819,121
Other long-term employee benefits	1,867,887	44,608	—	1,912,495
Financial assets at FVTPL	35,908,444	20,842,494	—	56,750,938
Financial liabilities at FVTPL	(237,598,071)	140,811,271	1,978,179	(94,808,621)
Accrued expenses	69,216,464	15,545,000	—	84,761,464
Dividends (specific overseas company)	9,278,179	1,099,828	—	10,378,007
Accrued income	(34,529,235)	(11,902,244)	—	(46,431,479)
Property and equipment	(21,955,416)	341	—	(21,955,075)
Provisions for asset retirement obligation	2,391,555	47,008	—	2,438,563
Investments in associates and subsidiaries	(2,477,419)	(3,783,771)	—	(6,261,190)
Derivatives	154,172,948	(57,544,107)	—	96,628,841
Loans	1,506,318	(165,955)	—	1,340,363
Intangible assets	(20,852,423)	(254,858)	—	(21,107,281)
Plan assets	(3,503,491)	606,928	—	(2,896,563)
Advance depreciation provision	(2,401,725)	—	—	(2,401,725)
Interest related to loan for construction	(54,907)	3,723	—	(51,184)
Others	95,439,311	(7,114,852)	—	88,324,459

Subtotal	(29,756,751)	93,118,080	1,521,926	64,883,255
Unrecognized deferred tax assets (liabilities)	(12,365,920)	(4,689,358)	—	(17,055,278)

Deferred tax assets (liabilities), net [1]	(17,390,831)	97,807,438	1,521,926	81,938,533

[1]	The income tax rates used in computing deferred tax assets (liabilities) are the expected average tax rate, applicable to the forecasted period when the temporary differences are reversed.

	2023
(in thousands of Korean won)	Beginning balance	Profit (loss) for the year	Other comprehensive income	Ending balance
Provision for impairment	136,919	(517)	—	136,402
Commissions income	7,803,594	1,333,066	—	9,136,660
Financial assets at FVOCI	(85,934,450)	403,339	(19,687,941)	(105,219,052)
Defined benefit obligation	17,820,542	161,717	1,798,561	19,780,820
Other long-term employee benefits	1,901,703	(33,816)	—	1,867,887
Financial assets at FVTPL	195,212,195	(159,303,751)	—	35,908,444
Financial liabilities at FVTPL	(307,146,059)	50,510,309	19,037,679	(237,598,071)
Accrued expenses	54,462,905	14,753,559	—	69,216,464
Dividends (specific overseas company)	9,419,063	(140,884)	—	9,278,179
Accrued income	(24,776,460)	(9,752,775)	—	(34,529,235)
Property and equipment	(22,035,671)	(4,181)	84,436	(21,955,416)
Provisions for asset retirement obligation	2,332,599	58,956	—	2,391,555
Investments in associates and subsidiaries	(163,368)	(2,314,051)	—	(2,477,419)
Derivatives	45,168,323	109,004,625	—	154,172,948
Loans	1,604,716	(98,398)	—	1,506,318
Intangible assets	(20,232,372)	(620,051)	—	(20,852,423)
Plan assets	(3,293,977)	(209,514)	—	(3,503,491)
Advance depreciation provision	(2,410,822)	9,097	—	(2,401,725)
Interest related to loan for construction	(58,852)	3,945	—	(54,907)

86

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

Others	52,127,628	43,311,683	—	95,439,311

Subtotal	(78,061,844)	47,072,358	1,232,735	(29,756,751)
Unrecognized deferred tax assets (liabilities)	(4,216,737)	(8,149,183)	—	(12,365,920)

Deferred tax assets (liabilities), net [1]	(73,845,107)	55,221,541	1,232,735	(17,390,831)

[1]	The income tax rates used in computing deferred tax assets (liabilities) are the expected average tax rate, applicable to the forecasted period when the temporary differences are reversed.

Temporary differences which were not recognized due to uncertainty of their realization as at December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Taxable temporary difference
Investments in subsidiaries	65,733,049	35,292,457
Intangible assets	58,888,990	58,888,990
Others	445,550	445,550

	125,067,589	94,626,997

Deductible temporary difference
Commission	9,239,637	9,239,637
Dividends	24,531,338	20,365,324
Investments in subsidiaries	23,987,983	15,476,124
Others	2,705,305	2,705,305

	60,464,263	47,786,390

	64,603,326	46,840,607

Details of income taxes that are charged or credited directly to equity for the years ended December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Recognized in other comprehensive income
Gain or loss on valuation for financial assets at FVOCI	(3,668,101)	(16,026,284)
Changes on the fair value of financial liabilities designated at FVTPL due to the change of credit risk	1,978,179	19,037,679
Gain on revaluation of property and equipment	—	84,436
Remeasurements of net defined benefit liabilities	1,702,285	1,798,561
Reclassified to profit or loss
Gain or loss on valuation for financial assets at FVOCI	1,509,563	(3,661,658)

	1,521,926	1,232,734

87

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

36. Carrying Amounts of Financial Instruments by Category

Financial assets and liabilities are measured at fair value or amortised cost. Measurement policies for each category of financial assets and financial liabilities are disclosed in Note 2, ‘Material accounting policies’.

The carrying amounts of financial assets and liabilities by category as at December 31, 2024 and 2023, are as follows:

	2024
(in thousands of Korean won)	Financial asset measured at fair value through profit or loss	Financial asset measured at fair value through Other Comprehensive income	Financial asset measured at amortised cost	Totals
Financial Assets
Cash and deposits	—	—	2,952,551,951	2,952,551,951
Financial Assets at FVTPL	36,753,823,519	—	—	36,753,823,519
Derivative financial assets	1,395,942,910	—	—	1,395,942,910
Equity instruments at FVOCI	—	1,353,191,016	—	1,353,191,016
Debt instruments at FVOCI	—	5,128,522,928	—	5,128,522,928
Loans measured at amortised cost	—	—	8,100,472,957	8,100,472,957
Other financial assets	—	—	2,857,380,119	2,857,380,119

	38,149,766,429	6,481,713,944	13,910,405,027	58,541,885,400

	2024
(in thousands of Korean won)	Financial liabilities measured at fair value through profit or loss	Financial liabilities designated at fair value through profit or loss	Financial liabilities measured at amortised cost	Derivative liabilities (hedging)	Totals
Financial Liabilities
Financial liabilities at FVTPL	2,558,520,223	—	—	—	2,558,520,223
Financial liabilities designated at FVTPL	—	8,010,047,059	—	—	8,010,047,059
Derivative financial liabilities	1,918,358,178	—	—	4,309,200	1,922,667,378
Deposit liabilities	—	—	7,744,650,276	—	7,744,650,276
Borrowings	—	—	30,520,337,601	—	30,520,337,601
Other financial liabilities	—	—	2,294,298,047	—	2,294,298,047

	4,476,878,401	8,010,047,059	40,559,285,924	4,309,200	53,050,520,584

88

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

	2023
(in thousands of Korean won)	Financial asset measured at fair value through profit or loss	Financial asset measured at fair value through Other Comprehensive income	Financial asset measured at amortised cost	Totals
Financial Assets
Cash and deposits	—	—	2,324,715,993	2,324,715,993
Financial Assets at FVTPL	35,529,339,671	—	—	35,529,339,671
Derivative financial assets	1,135,196,744	—	—	1,135,196,744
Equity instruments at FVOCI	—	860,085,126	—	860,085,126
Debt instruments at FVOCI	—	4,270,319,038	—	4,270,319,038
Loans measured at amortised cost	—	—	7,973,604,805	7,973,604,805
Other financial assets	—	—	4,076,458,711	4,076,458,711

	36,664,536,415	5,130,404,164	14,374,779,509	56,169,720,088

	2023
(in thousands of Korean won)	Financial liabilities measured at fair value through profit or loss	Financial liabilities designated at fair value through profit or loss	Financial liabilities measured at amortised cost	Derivative liabilities (hedging)	Totals
Financial Liabilities
Financial liabilities at FVTPL	2,860,033,642	—	—	—	2,860,033,642
Financial liabilities designated at FVTPL	—	7,975,847,458	—	—	7,975,847,458
Derivative financial liabilities	1,806,705,125	—	—	5,307,120	1,812,012,245
Deposit liabilities	—	—	7,133,908,105	—	7,133,908,105
Borrowings	—	—	27,393,887,530	—	27,393,887,530
Other financial liabilities	—	—	3,867,868,006	—	3,867,868,006

	4,666,738,767	7,975,847,458	38,395,663,641	5,307,120	51,043,556,986

89

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

37. Financial Instruments

37.1 Fair Value of Financial Instruments by Class

Fair values of financial assets and financial liabilities as at December 31, 2024 and 2023, are as follows:

	2024		2023
(in thousands of Korean won)	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and deposits [2]	2,952,551,951	2,952,551,951	2,324,715,993	2,324,715,993
Financial assets at FVTPL [1]	36,753,823,519	36,753,823,519	35,529,339,671	35,529,339,671
Derivative financial assets [1]	1,395,942,910	1,395,942,910	1,135,196,744	1,135,196,744
Financial assets at FVOCI	6,481,713,944	6,481,713,944	5,130,404,164	5,130,404,164
Loans measured at amortised cost	8,100,472,957	8,113,194,528	7,973,604,805	7,977,344,594
Other financial assets [2]	2,857,380,119	2,857,380,119	4,076,458,711	4,076,458,711

	58,541,885,400	58,554,606,971	56,169,720,088	56,173,459,877

[1]	Deferred transaction gain or losses are adjusted in the carrying amount.
[2]

The fair value of cash and deposits, other financial assets, deposit liabilities and other financial liabilities with short maturity dates or uncertain maturity dates is presented at their book amounts.

	2024		2023
(in thousands of Korean won)	Carrying amount	Fair value	Carrying amount	Fair value
Financial liabilities
Deposit liabilities [2]	7,744,650,276	7,744,650,276	7,133,908,105	7,133,908,105
Financial liabilities at FVTPL	2,558,520,223	2,558,520,223	2,860,033,642	2,860,033,642
Financial liabilities designated at FVTPL [1]	8,010,047,059	8,010,047,059	7,975,847,458	7,975,847,458
Derivative financial liabilities [1]	1,922,667,378	1,922,667,378	1,812,012,245	1,812,012,245
Borrowings	30,520,337,601	30,543,358,672	27,393,887,530	27,384,172,276
Other financial liabilities [2]	2,294,298,047	2,294,298,047	3,867,868,006	3,867,868,006

	53,050,520,584	53,073,541,655	51,043,556,986	51,033,841,732

[1]	Deferred transaction gain or losses are adjusted in the carrying amount.
[2]

The fair value of cash and deposits, other financial assets, deposit liabilities and other financial liabilities with short maturity dates or uncertain maturity dates is presented at their book amounts.

Fair value is the price that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. For each class of financial assets and financial liabilities, the Company discloses the fair value of that class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

37.2 Fair Value Hierarchy

Financial instruments measured at fair value are categorized within the fair value hierarchy, and the defined levels are as follows:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2	Fair value using inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, prices) or indirectly (that is, derived from prices)

Level 3	Fair value using inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs)

90

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

The inputs used to measure the fair value of an asset or a liability might be categorized within different levels of the fair value hierarchy. In those cases, the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The observable input is generally used to the fair value measurement. However, if an observable input requires an adjustment using an unobservable input and that adjustment results in a significantly higher or lower fair value measurement, the resulting measurement would be categorized within Level 3 of the fair value hierarchy.

(a) Fair value hierarchy of financial instruments measured at fair value

The fair value hierarchy of financial assets and liabilities measured at fair value as at December 31, 2024 and 2023, are as follows:

	2024
(in thousands of Korean won)	Level 1	Level 2	Level 3	Total
Financial assets
Financial assets at FVTPL - debt instruments [1]	7,516,138,758	23,609,885,486	2,767,557,635	33,893,581,879
Financial assets at FVTPL - equity instruments	1,468,890,974	209,125,333	244,764,778	1,922,781,085
Financial assets at FVTPL - Loans	—	—	937,460,555	937,460,555
Derivative financial assets [1]	16,249,183	1,129,166,707	250,527,020	1,395,942,910
Financial assets at FVOCI	121,377,584	5,937,790,329	422,546,031	6,481,713,944

	9,122,656,499	30,885,967,855	4,622,856,019	44,631,480,373

Financial liabilities
Financial liabilities at FVTPL	2,558,520,223	—	—	2,558,520,223
Financial liabilities designated at FVTPL[1]	300,489,734	1,529,491,945	6,180,065,380	8,010,047,059
Derivative financial liabilities [1]	180,111,464	1,149,293,786	593,262,128	1,922,667,378

	3,039,121,421	2,678,785,731	6,773,327,508	12,491,234,660

[1]	Deferred transaction gain or losses are adjusted in the carrying amount.

	2023
(in thousands of Korean won)	Level 1	Level 2	Level 3	Total
Financial assets
Financial assets at FVTPL – debt instruments [1]	6,754,020,777	24,550,643,744	2,840,320,518	34,144,985,039
Financial assets at FVTPL - equity instruments	757,882,526	379,716,820	246,755,286	1,384,354,632
Derivative financial assets [1]	26,360,676	1,017,206,808	91,629,260	1,135,196,744
Financial assets at FVOCI	5,248,843	4,690,968,746	434,186,575	5,130,404,164

	7,543,512,822	30,638,536,118	3,612,891,639	41,794,940,579

Financial liabilities
Financial liabilities at FVTPL	2,860,033,642	—	—	2,860,033,642
Financial liabilities designated at FVTPL[1]	56,685,594	881,791,359	7,037,370,505	7,975,847,458
Derivative financial liabilities [1]	94,301,314	962,156,434	755,554,497	1,812,012,245

	3,011,020,550	1,843,947,793	7,792,925,002	12,647,893,345

[1]	Deferred transaction gain or losses are adjusted in the carrying amount.

91

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

37.3 Valuation techniques and inputs classified by Level 2

The details of the valuation techniques and inputs classified by Level 2 as at December 31, 2024 and 2023 are as follows:

(in thousands of Korean won)	2024	Valuation techniques	Inputs
Financial assets at FVTPL	23,819,010,819	DCF Model, Closed form formula, Monte Carlo Simulation, Black Scholes model, Hull and White Model, Net asset value and others	Price of underlying asset, interest rate, dividend rate, volatility, discount rate and others
Derivative financial assets(trading)	1,129,166,707	DCF Model, Closed form formula, Monte Carlo Simulation, Black Scholes model, Hull and White Model, Option Pricing model and others	Interest rate, price of underlying asset, exchange rate, credit spread, discount rate, volatility and others
Financial assets at FVOCI	5,937,790,330	DCF Model	Discount rate, Interest rate and others

	30,885,967,856

Financial liabilities designated at FVTPL	1,529,491,945	DCF Model, Closed form formula, Monte Carlo Simulation, Black Scholes model, Hull and White Model and others	Price of underlying asset, interest rate, dividend rate, volatility, discount rate
Derivative financial liabilities(trading)	1,144,984,586	DCF Model, Closed form formula, Monte Carlo Simulation, Black Scholes model, Hull and White Model, Option Pricing model and others	Interest rate, price of underlying asset, exchange rate, credit spread, discount rate, volatility
Derivative financial liabilities(hedging)	4,309,200	DCF Model	Discount rate, exchange rate and others

	2,678,785,731

(in thousands of Korean won)	2023	Valuation techniques	Inputs
Financial assets at FVTPL	24,930,360,564	DCF Model, Closed form formula, Monte Carlo Simulation, Black Scholes model, Hull and White Model, Net asset value and others	Price of underlying asset, interest rate, dividend rate, volatility, discount rate and others
Derivative financial assets(trading)	1,017,206,808	DCF Model, Closed form formula, Monte Carlo Simulation, Black Scholes model, Hull and White Model, Net asset value and others	Interest rate, price of underlying asset, exchange rate, credit spread, discount rate, volatility and others
Financial assets at FVOCI	4,690,968,746	DCF Model	Discount rate, Interest rate and others

	30,638,536,118

Financial liabilities designated at FVTPL	881,791,359	DCF Model, Closed form formula, Monte Carlo Simulation, Black Scholes model, Hull and White Model, Net asset value and others	Price of underlying asset, interest rate, dividend rate, volatility, discount rate
Derivative financial liabilities(trading)	956,849,314	DCF Model, Closed form formula, Monte Carlo Simulation, Black Scholes model, Hull and White Model, Net asset value and others	Interest rate, price of underlying asset, exchange rate, credit spread, discount rate, volatility
Derivative financial liabilities(hedging)	5,307,120	DCF Model	Discount rate, exchange rate and others

	1,843,947,793

92

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

37.4 Level 3 of the Fair Value Hierarchy Disclosure

(a) Valuation Process for Fair Value Measurements Categorized Within Level 3 of the Fair Value Hierarchy

The fair value of financial instruments classified as Level 3 is determined by external valuation or self-valuation of the Company. Unobservable inputs are produced by the external appraiser or internal valuation system and the Company reviews the adequacy of the inputs. The Risk Management Council reviews the adequacy of the assessment methodology and valuation method of external appraiser and the internal valuation. The agenda of the Risk Management Council is being reported or approved by the Risk Committee.

(b) Changes in Fair Value Measurements Categories of the Fair Value hierarchy

The changes in financial instruments with Level 3 fair value for the years ended December 31, 2024 and 2023, are as follows:

	2024
(in thousands of Korean won)	Financial assets at FVTPL	Financial assets at FVOCI	Net derivatives	Financial liabilities designated at FVTPL
Beginning balance	3,087,075,805	434,186,575	(663,925,237)	(7,037,370,505)
Total gains or losses
Profit or loss	33,785,817	—	(254,234,941)	(266,914,729)
Other comprehensive income	—	(11,640,544)	—	(10,815,593)
Purchases	2,723,954,471	—	3,907,013	—
Sales	(1,897,688,807)	—	(5,253,440)	—
Issues	—	—	(2,960,406)	(4,200,663,614)
Settlements	—	—	579,731,903	5,335,699,062
Transfer within levels [1]	2,655,682	—	—	—

Ending balance	3,949,782,968	422,546,031	(342,735,108)	(6,180,065,379)

[1]	Transfer within levels occurred due to the change in the availability of observable market data on the financial instruments.

93

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

	2023
(in thousands of Korean won)	Financial assets at FVTPL	Financial assets at FVOCI	Net derivatives	Financial liabilities designated at FVTPL
Beginning balance	2,286,235,917	421,530,275	(656,766,734)	(8,241,509,165)
Total gains or losses
Profit or loss	88,895,905	—	(75,110,379)	(337,404,523)
Other comprehensive income	—	12,656,300	—	(32,370,491)
Purchases	1,359,209,239	—	11,645,512	—
Sales	(655,925,918)	—	(6,653,771)	—
Issues	—	—	(6,275,196)	(4,431,945,040)
Settlements	—	—	69,235,329	6,005,858,714
Transfer within levels [1]	8,660,662	—	—	—

Ending balance	3,087,075,805	434,186,575	(663,925,239)	(7,037,370,505)

[1]	Transfer within levels occurred due to the change in the availability of observable market data on the financial instruments.

In relation to changes in Level 3 fair value, total gains or losses related to the asset and liabilities held at the reporting date are included in the statements of comprehensive income for the years ended December 31, 2024 and 2023, as follows:

	2024
(in thousands of Korean won)	Financial assets at FVTPL	Financial assets at FVOCI	Net derivatives	Financial liabilities designated at FVTPL
Profit or loss
Gain or loss on valuation of financial instruments [1]	(8,282,906)	—	(136,256,576)	(39,526,996)
Other comprehensive income
Gain or loss on valuation of financial assets at FVOCI [2]	—	(11,640,544)	—	—
Changes in fair value of financial liabilities at FVTPL due to the change of credit risk [2]	—	—	—	(9,524,866)

	(8,282,906)	(11,640,544)	(136,256,576)	(49,051,862)

[1]	Included in gain or loss on valuation and disposal of financial instruments on the statements of Profit or Loss.
[2]	Included in other comprehensive income on the statements of comprehensive income.

	2023
(in thousands of Korean won)	Financial assets at FVTPL	Financial assets at FVOCI	Net derivatives	Financial liabilities designated at FVTPL
Profit or loss
Gain or loss on valuation of financial instruments [1]	46,805,083	—	(38,278,972)	70,813,358
Other comprehensive income
Gain or loss on valuation of financial assets at FVOCI [2]	—	12,656,300	—	—
Changes in fair value of financial liabilities at FVTPL due to the change of credit risk [2]	—	—	—	(51,567,843)

	46,805,083	12,656,300	(38,278,972)	19,245,515

[1]	Included in gain or loss on valuation and disposal of financial instruments on the statements of Profit or Loss.
[2]	Included in other comprehensive income on the statements of comprehensive income.

94

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

(c) Valuation techniques and the Inputs classified by Level 3

Valuation techniques and inputs for level 3 financial instruments are as follows:

	2024
(in thousands of Korean won)	Type	Fair value	Valuation techniques	Inputs	Unobservable input	Range	Relevance
Financial assets at FVTPL	Equity-linked securities	10,897,742	DCF model, Closed Form, FDM, Monte Carlo	Price of underlying asset, interest rate, discount rate,	Underlying asset volatility	0.26 ~ 0.36	Proportional
					Correlation	0.56 ~ 0.75	Proportional
	Other derivative linked securities	613,969,159	Simulation, Black-Scholes Model, Hull and White,	dividend ratio, volatility of underlying assets,	Underlying asset volatility	0.01 ~ 0.23	Proportional
					Correlation	-0.12 ~ 1	Proportional
	Other OTC derivative linked contract	54,268,972	Black Scholes modem, Binomial	correlation of underlying assets , volatility	Underlying asset volatility	0.14 ~ 0.29	Proportional
					Correlation	-0.58 ~ 0.72	Proportional
	Debt instruments	2,088,421,761	Tree model, Net asset value, etc.	of interest rate, probability of default	Underlying asset volatility	0.18 ~ 0.37	Proportional
	Equity instruments	244,764,778			Underlying asset volatility	0.30 ~ 0.33	Proportional
					Discount rate	0.06 ~ 0.15	Inversely proportional
	Loans[1]	937,460,555			Probability of default	—	Inversely proportional
Derivative financial assets (trading)		250,527,020			Underlying asset volatility	0.01 ~ 0.65	Proportional
					Correlation	-0.58 ~ 1	Proportional
Financial assets at FVOCI	Equity instruments	422,546,031	DCF model, Risk-adjusted discount rate model, IMV model and others	Growth rate, discount rate	Growth rate	0.01 ~ 0.01	Proportional
					Discount rate	0.14 ~ 0.16	Inversely proportional

		4,622,856,018

Financial liabilities designated at FVTPL	Equity-linked securities sold	4,204,141,656	DCF model, Closed Form, FDM, Monte Carlo	Price of underlying asset, interest rate, discount rate,	Underlying asset volatility	0.14 ~ 0.54	Proportional
					Correlation	-0.58 ~ 0.75	Proportional
	Derivatives linked securities sold	1,914,786,835	Simulation, Hull and White, Black-Scholes Model, Net	dividend ratio, volatility of underlying assets, correlation of	Underlying asset volatility	0.01 ~ 0.25	Proportional
					Correlation	-0.58 ~ 1.00	Proportional
	Other OTC derivatives linked contract sold[1]	61,136,890	asset value, etc.	underlying assets , volatility of interest rate, probability of default	Underlying asset volatility	0.22 ~ 0.65	Proportional
					Correlation	-0.58 ~ 0.74	Proportional
Derivative financial liabilities (trading)		593,262,128			Underlying asset volatility	0.01 ~ 0.65	Proportional
					Correlation	-0.58 ~ 1.00	Proportional

		6,773,327,509

[1]	Derivatives which derive their value from interest rate, stock price, foreign exchange rate, commodity price, credit rate and others are included.

95

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

	2023
(in thousands of Korean won)	Type	Fair value	Valuation techniques	Inputs	Unobservable input	Range	Relevance
Financial assets at FVTPL	Equity-linked securities	9,129,439	DCF model, Closed Form, Monte Carlo	Price of underlying asset, interest rate,	Underlying asset volatility	0.29 ~ 0.37	Proportional
					Correlation	0.57 ~ 0.76	Proportional
	Other derivative linked securities	508,364,681	Simulation, Black-Scholes Model, Hull and	discount rate, dividend ratio,	Underlying asset volatility	0.21 ~ 1.07	Proportional
			White, Net asset value, etc.	volatility of underlying assets, correlation of underlying assets,	Correlation	-0.01 ~ 0.90	Proportional
	Other OTC derivative linked contract	179,415,684			Underlying asset volatility	0.14 ~ 0.28	Proportional
				volatility of interest rate, probability of default	Correlation	-0.60 ~ 0.75	Proportional
	Debt instruments	2,143,410,714			Underlying asset volatility	0.13 ~ 0.69	Proportional
	Equity instruments[1]	246,755,286			Discount rate	0.08 ~ 0.23	Inversely proportional
Derivative financial assets (trading)		91,629,260			Underlying asset volatility	0.09 ~ 1.07	Proportional
					Correlation	-0.60 ~ 0.79	Proportional
Financial assets at FVOCI	Equity instruments	434,186,575	DCF model, Risk-adjusted discount rate model, IMV model and others	Growth rate, discount rate	Growth rate	0.01 ~ 0.01	Proportional
					Discount rate	0.13 ~ 0.14	Inversely proportional

		3,612,891,639

Financial liabilities designated at FVTPL	Equity-linked securities sold	5,108,542,623	DCF model, Closed Form, FDM, Monte Carlo	Price of underlying asset, interest rate, discount rate,	Underlying asset volatility	0.14 ~ 0.52	Proportional
					Correlation	-0.60 ~ 0.78	Proportional
	Derivatives linked securities sold	1,734,494,561	Simulation, Hull and White, Black-Scholes Model, Net asset	dividend ratio, volatility of underlying assets, correlation of	Underlying asset volatility	0.01 ~ 1.07	Proportional
					Correlation	-0.60 ~ 0.90	Proportional
	Other OTC derivatives linked contract sold[1]	194,333,321	value, etc.	underlying assets, volatility of interest rate, probability of	Underlying asset volatility	0.14 ~ 0.47	Proportional
Derivative financial liabilities (trading)		755,554,497		default	Correlation Underlying asset volatility	-0.60 ~ 0.73 0.04 ~ 1.07	Proportional Proportional
					Correlation	-0.60 ~ 0.90	Proportional

		7,792,925,002

[1]	Derivatives which derive their value from interest rate, stock price, foreign exchange rate, commodity price, credit rate and others are included.

96

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

(d) Sensitivity Analysis of Recurring Fair Value Measurements Categorized Within Level 3 of the Fair Value Hierarchy

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in the fair value of financial instruments which are affected by the unobservable inputs, using a statistical technique. When the fair value is affected by more than two inputs, the amounts represent the most favorable or most unfavorable.

The results of the sensitivity analysis for the effect on profit or loss from changes in inputs for each financial instrument as at December 31, 2024 and 2023, are as follows.

	2024
	Profit and loss		Other comprehensive income
(in thousands of Korean won)	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Financial assets
Financial assets at FVTPL[1]	26,007,160	(17,089,483)	—	—
Derivative financial assets [1]	14,841,168	(16,508,885)	—	—
Financial assets at FVOCI [2]	—	—	19,296,520	(14,882,691)

	40,848,328	(33,598,368)	19,296,520	(14,882,691)

Financial liabilities
Financial liabilities designated at FVTPL[1]	16,840,216	(16,759,886)	—	—
Derivative financial liabilities [1]	22,092,417	(24,479,482)	—	—

	38,932,633	(41,239,368)	—	—

[1]	Measured by changes in fair value based on increasing or decreasing unobservable volatility of underlying assets by 10% or unobservable input(growth rate and discount rate) by 1%.
[2]	Measured by changes in fair value based on growth rate ((-)1~1%) and discount rate ((-)1~1%) that are unobservable inputs.

	2023
	Profit and loss		Other comprehensive income
(in thousands of Korean won)	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Financial assets
Financial assets at FVTPL[1]	17,138,137	(13,891,272)	—	—
Derivative financial assets [1]	7,711,516	(8,285,388)	—	—
Financial assets at FVOCI [2]	—	—	27,719,688	(20,456,568)

	24,849,653	(22,176,660)	27,719,688	(20,456,568)

Financial liabilities
Financial liabilities designated at FVTPL[1]	43,113,202	(42,487,042)	—	—
Derivative financial liabilities [1]	17,928,206	(19,069,748)	—	—

	61,041,408	(61,556,790)	—	—

[1]	Measured by changes in fair value based on increasing or decreasing unobservable volatility of underlying assets by 10% or unobservable input(growth rate and discount rate) by 1%.
[2]	Measured by changes in fair value based on growth rate ((-)1~1%) and discount rate ((-)1~1%) that are unobservable inputs.

97

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

(e) Day 1 Profit and Loss

If the Company uses a valuation technique that uses data not obtained from observable markets for the fair value at initial recognition of financial instruments, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price and the difference is amortised by using the straight-line method over the life of the financial instruments. If the fair value of the financial instruments can be subsequently determined using observable market inputs, the remaining deferred amount is immediately recognized in profit or loss.

The aggregate difference yet to be recognized in profit or loss at the beginning and end of the year, and the changes in the balance of this difference, are as follows:

(in thousands of Korean won)	2024	2023
Balances at the beginning of the year (A)	32,605,297	83,377,184
Incurred during the year (B)	49,077,880	85,920,231
Amounts recognized in profit or loss during the year (C)	(63,079,559)	(136,692,118)

Balances at the end of the year (A+B+C)	18,603,618	32,605,297

37.5 Fair value hierarchy of financial instruments which the fair value is disclosed

(a) The fair value hierarchy of financial assets and liabilities which the fair value is disclosed as at December 31, 2024 and 2023, are as follows:

	2024
(in thousands of Korean won)	Level 1	Level 2	Level 3	Total
Financial assets
Loans measured at amortised cost	—	—	8,113,194,528	8,113,194,528
Financial liabilities
Borrowings	—	—	30,543,358,672	30,543,358,672

	2023
(in thousands of Korean won)	Level 1	Level 2	Level 3	Total
Financial assets
Loans measured at amortised cost	—	—	7,977,344,594	7,977,344,594
Financial liabilities
Borrowings	—	—	27,384,172,276	27,384,172,276

Cash and deposits, other financial assets, deposit liabilities and other financial liabilities that use book amount as a substitute for fair value because their maturities are relatively short or are not set, are not disclosed.

98

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

(b) Valuation techniques and inputs

Valuation technique and inputs

Cash and deposits	The fair value of cash is the same as the book amount. The book amount is used as a substitute value of fair value for the majority of deposits consisting of overnight deposits and deposits with variable interest rate.

Loans measured at amortised cost	The fair values are calculated with discount rate considering market interest rates and borrower’s credit risk on expected cash flows.

Deposit liabilities and borrowings	The book amount is used as a substitute value of fair value for demand deposit liabilities, bank overdrafts and call money. With regard to the other deposits and borrowings, the fair values are calculated with discount rate considering residual risks at market interest rates on contractual cash flows.

Other financial assets and liabilities	As a temporary transitional account derived from various transactions, the book amount is used as a substitute value of fair value instead of applying DCF due to the relatively short-term or indefinite maturity.

37.6 Derecognition of financial assets

The Company continues to recognize bonds sold under repurchase agreements and securities lending agreement, because the Company transferred the financial asset, but the assets does not meet the derecognition criteria. Due to the nature of transaction that bonds sold under repurchase agreements are under the repurchase condition with fixed price and securities lending agreement contains the retransfer back condition by the end of lending period, the Company is liable to almost all risks and rewards related to the ownership of the financial assets.

As at December 31, 2024 and 2023, relevant information about transferred financial assets which do not qualify for derecognition are as follows:

	2024
	Financial assets at FVTPL		Financial assets at FVOCI
(in thousands of Korean won)	Debt instruments[1,2,3]	Equity instruments[2]	Debt instruments[1,3]	Equity instruments
Carrying amount of transferred assets	4,245,358,415	6,046,174	1,811,592,215	—
Carrying amount of related liabilities	4,138,807,782	—	1,774,216,825	—

[1]	Transferred debt instruments under repurchase agreements.
[2]	Transferred equity instruments and debt instruments under securities lending agreements.
[3]	As at December 31, 2024, the accrued interests related to debt securities of ~~W~~44,110 million is excluded.

	2023
	Financial assets at FVTPL		Financial assets at FVOCI
(in thousands of Korean won)	Debt instruments[1,2,3]	Equity instruments[2]	Debt instruments[1,3]	Equity instruments
Carrying amount of transferred assets	3,235,725,954	30,025,000	2,509,724,246	—
Carrying amount of related liabilities	3,097,597,098	—	2,481,220,084	—

[1]	Transferred debt instruments under repurchase agreements.
[2]	Transferred equity instruments and debt instruments under securities lending agreements.
[3]	As at December 31, 2023, the accrued interests related to debt securities of ~~W~~37,381 million is excluded.

99

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

38. Financial Risk Management

38.1 Summary

38.1.1 Overview of Financial Risk Management Policy

The financial risks that the Company is exposed to are credit risk, liquidity risk, market risk, operational risk and others.

The note regarding financial risk management provides information about the risks that the Company is exposed to, including the objectives, policies and processes for assessing and managing the risks and net operating capital ratio management. Additional quantitative information is disclosed throughout the notes to the separate financial statements.

The Company’s risk management system focuses on increasing transparency, developing the risk management environment, preventing transmission of risk to other related subsidiaries, and the preemptive response to risk due to rapid changes in the financial environment to support the Company’s long-term strategy and business decisions efficiently. Credit risk, liquidity risk, market risk, operational risk, and credit concentration risk are recognized as the Company’s key risks. These risks are measured and managed by quantification as regulatory capital and VaR (Value at Risk) using a statistical method.

38.1.2 Risk Management Organization

(a) Board of Directors

Board of Directors are the ultimate decision-making authority that appoint and dismiss Risk Management Committee, establish and amend the Risk Management Committee policies, establish the Company’s criteria for risk limit, decide on basic policy of risk management, and approve large-scale investments.

(b) Risk Management Committee

The Risk Management Committee consists of more than three directors appointed by the Board of Directors (including more than a half of external director). The Risk Management Committee executes the operations delegated by Board of Directors in accordance with Risk Management Committee policy

(c) Risk Management Council

Risk Management Council consists of members, appointed by Company’s executives, including the director who is responsible for risk management, compliance, planning/management. Also the organization is delegated by Risk Management Committee to perform deliberation/resolution for major policies and matters related to the risk.

(d) Risk management department

Risk management department carries out practical tasks, required for risk management of the Company, such as supporting the Risk Management Committee, reporting the Company’s risk level and computing net operating capital ratio.

38.1.3 Risk Management System

In order to establishing risk management structure, the Company built the total risk management system, ERMS (Enterprise Risk Management System), which is designed for reasonable price valuation against risks and the management of risk limitation to raise the soundness of assets and allocate resources efficiently. Moreover, the Company performs business with risk management basis in mainly by constructing RAPM (Risk Adjusted Performance Measure) and enlarging the portion of performance evaluation.

100

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

38.1.4 Risk Management Strategy and Policy

As an allocation of risk capital and risk limit establishment process, the risk capital is allocated through resolution of Risk Management Committee meetings, and the amount of risk capital is anticipated for each risk sector, business sector and department by reflecting annual management strategy and business plans.

38.2 Credit Risk

38.2.1 Overview of Credit Risk

The Company is exposed to certain level of credit risk and the credit risk is the risk of possible loss to portfolio due to counterparty’s credit event and breach of covenant. Credit risk exposure occurs in investment activities such as loans, debt instruments, derivative transactions, and non-trading accounts, or can exist in relating to off-balance accounts.

38.2.2 Credit Risk Management

Credit risk is the risk of financial loss to the Company if a customer or counterparty of a financial instrument fails to meet its contractual obligations. If the trading department of the Company wants to deal with the counterparty that may cause the credit risk, the trading department submits product management plan and application in advance to get approval by the Risk Management Council and the Risk Management Committee. The deal is executed when the approval by the Risk Management Council and the Risk Management Committee is completed. Credit risk limit depends on 1) standard credit risk limit, 2) concentration limit on the same person and 3) credit rating and additional limit may be added by the trading department. In addition, credit VaR is measured in addition to the credit management listed above and credit VaR due to the internal model is operated by the credit manager measurement system of the risk metrics group. Limit management is performed on a daily basis and stress test is performed on a regular basis and in case of excess of the limit, trading department expedite the process with the procedure set by the risk management department.

38.2.3 Maximum Exposure to Credit Risk

The maximum exposure of credit risk related to the off-balance as at December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Agreement to purchase the commercial papers [1]	824,171,844	1,287,400,000
Guarantees and loan commitment	4,199,064,777	3,604,532,736

	5,023,236,621	4,891,932,736

[1]	According to the above arrangement, the Company holds the asset-backed short-term bonds amounting to ~~W~~278,820 million and ~~W~~441,661 million as at December 31, 2024 and 2023, respectively.

The Company does not disclose financial assets (except above contracts) whose carrying amount represents the maximum exposure to credit risk.

101

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

38.2.4 Credit Risk Concentration Analysis

(a) Loans

Most counterparties of loan transactions, before considering collaterals and other credit reinforcements, are concentrated in Korea. The ratios of loans to individuals and corporations and related allowances as at December 31, 2024 and 2023, are as follows:

	2024
(in thousands of Korean won)	Loans	Ratio (%)	Allowances	Carrying amount
Individuals	2,548,944,720	27.91	—	2,548,944,720
Corporations	6,583,770,149	72.09	(94,781,357)	6,488,988,792

	9,132,714,869	100.00	(94,781,357)	9,037,933,512

	2023
(in thousands of Korean won)	Loans	Ratio (%)	Allowances	Carrying amount
Individuals	3,082,756,251	38.42	—	3,082,756,251
Corporations	4,941,768,599	61.58	(50,920,045)	4,890,848,554

	8,024,524,850	100.00	(50,920,045)	7,973,604,805

The details of the Company’s loans by industry as at December 31, 2024 and 2023, are as follows:

	2024
(in thousands of Korean won)	Loans	Ratio (%)	Allowances	Carrying amount
Financial service	5,312,752,945	58.71	(84,704,299)	5,228,048,646
Manufacturing	541,478,247	5.93	(1,790,267)	539,687,980
Service	142,120,860	1.56	(7,201,543)	134,919,317
Others	587,418,096	6.43	(1,085,247)	586,332,849
Individuals	2,548,944,720	27.91	—	2,548,944,720

	9,132,714,868	100.00	(94,781,356)	9,037,933,512

	2023
(in thousands of Korean won)	Loans	Ratio (%)	Allowances	Carrying amount
Financial service	3,686,221,090	45.94	(43,409,358)	3,642,811,732
Manufacturing	463,008,020	5.77	(1,994,696)	461,013,324
Service	175,561,603	2.19	(2,297,877)	173,263,726
Others	616,977,886	7.69	(3,218,114)	613,759,772
Individuals	3,082,756,251	38.41	—	3,082,756,251

	8,024,524,850	100.00	(50,920,045)	7,973,604,805

102

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

(b) Deposits, Securities (except equity instruments) and Derivatives

Most of deposits, securities (except equity instruments) and derivatives, before considering collaterals and other credit reinforcements, are concentrated in securities issued in Korea. The details of the Company’s securities (except equity instruments) by industry as at December 31, 2024 and 2023, are as follows:

	2024
(in thousands of Korean won)	Amount	Ratio (%)	Allowances	Carrying amount
Deposits measured at amortised cost
Banking and insurance	2,360,393,989	100.00	(738,213)	2,359,655,776

	2,360,393,989	100.00	(738,213)	2,359,655,776

Securities at FVTPL
Government and government funded institutions	13,578,873,617	40.06	—	13,578,873,617
Banking and insurance	11,136,432,514	32.86	—	11,136,432,514
Others	9,178,275,749	27.08	—	9,178,275,749

	33,893,581,880	100.00	—	33,893,581,880

Derivatives financial assets
Government and government funded institutions	1,436,669	0.10	—	1,436,669
Banking and insurance	1,341,009,085	96.07	—	1,341,009,085
Others	53,497,156	3.83	—	53,497,156

	1,395,942,910	100.00	—	1,395,942,910

Securities at FVOCI
Government and government funded institutions	2,108,565,891	41.11	—	2,108,565,891
Banking and insurance	1,767,614,427	34.47	—	1,767,614,427
Others	1,252,342,610	24.42	—	1,252,342,610

	5,128,522,928	100.00	—	5,128,522,928

	42,778,441,707		(738,213)	42,777,703,494

	2023
(in thousands of Korean won)	Amount	Ratio (%)	Allowances	Carrying amount
Deposits measured at amortised cost
Banking and insurance	1,882,836,313	100.00	(290,185)	1,882,546,128

	1,882,836,313	100.00	(290,185)	1,882,546,128

Securities at FVTPL
Government and government funded institutions	12,120,547,409	35.57	—	12,120,547,409
Banking and insurance	10,722,340,291	31.47	—	10,722,340,291
Others	11,229,027,760	32.96	—	11,229,027,760

	34,071,915,460	100.00	—	34,071,915,460

Derivatives financial assets
Government and government funded institutions	2,343,222	0.21	—	2,343,222
Banking and insurance	1,092,531,904	96.24	—	1,092,531,904
Others	40,321,618	3.55	—	40,321,618

	1,135,196,744	100.00	—	1,135,196,744

Securities at FVOCI
Government and government funded institutions	1,619,519,950	37.92	—	1,619,519,950
Banking and insurance	1,524,865,892	35.71	—	1,524,865,892
Others	1,125,933,195	26.37	—	1,125,933,195

	4,270,319,037	100.00	—	4,270,319,037

	41,360,267,554		(290,185)	41,359,977,369

103

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

38.2.5 Credit Quality of Financial Assets

(a) Loans measured at amortised cost

The credit quality of loans measured at amortised cost and loans measured at fair value through profit or loss as at December 31, 2024 and 2023, are as follows:

	2024
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model	The financial instruments not applying expected credit loss model	Total
		Non-impaired	Impaired
Loans measured at amortised cost [1]
Corporates
Grade 1	3,680,719,280	—	—	—	—	3,680,719,280
Grade 2	1,687,377,948	—	—	—	—	1,687,377,948
Grade 3	1,975,000	94,923,980	—	—	—	96,898,980
Grade 4	—	100,262,000	—	—	—	100,262,000
Grade 5	—	—	81,051,386	—	—	81,051,386

	5,370,072,228	195,185,980	81,051,386	—	—	5,646,309,594

Retails
Grade 1	2,547,257,443	—	—	—	—	2,547,257,443
Grade 2	252,574	—	—	—	—	252,574
Grade 3	—	—	—	—	—	—
Grade 4	1,434,704	—	—	—	—	1,434,704
Grade 5	—	—	—	—	—	—

	2,548,944,721	—	—	—	—	2,548,944,721

Loans at FVPL
Grade 1	—	—	—	—	937,460,555	937,460,555
Grade 2	—	—	—	—	—	—
Grade 3	—	—	—	—	—	—
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	—	—	—	—	937,460,555	937,460,555

	7,919,016,949	195,185,980	81,051,386	—	937,460,555	9,132,714,870

[1]	The amounts disclosed in above table are before deduction of allowances.

104

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

	2023
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model	The financial instruments not applying expected credit loss model	Total
		Non-impaired	Impaired
Loans measured at amortised cost [1]
Corporates
Grade 1	3,249,992,185	—	—	—	—	3,249,992,185
Grade 2	1,595,554,488	619,543	—	—	—	1,596,174,031
Grade 3	1,975,000	26,300,000	—	—	—	28,275,000
Grade 4	—	10,000,000	—	—	—	10,000,000
Grade 5	—	—	57,327,382	—	—	57,327,382

	4,847,521,673	36,919,543	57,327,382	—	—	4,941,768,598

Retails
Grade 1	3,080,984,125	—	—	—	—	3,080,984,125
Grade 2	321,798	—	—	—	—	321,798
Grade 3	—	—	—	—	—	—
Grade 4	1,450,328	—	—	—	—	1,450,328
Grade 5	—	—	—	—	—	—

	3,082,756,251	—	—	—	—	3,082,756,251

	7,930,277,924	36,919,543	57,327,382	—	—	8,024,524,849

[1]	The amounts disclosed in above table are before deduction of allowances.

Ranges	Corporates	Retails
Grade 1	AAA ~ BBB+	1 ~ 5 grade
Grade 2	BBB ~ BB	6 ~ 8 grade
Grade 3	BB- ~ B	9 ~ 10 grade
Grade 4	B- ~ CCC	11 grade
Grade 5	Below CC	Below 12 grade

The effect of measured credit risk which is released due to enhancement of collateral and other credit supplements secured for loans as at December 31, 2024 and 2023, are as follows:

	2024
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying Credit loss model	The financial instruments not applying expected credit loss model	Total
		Non-impaired	Impaired
Guarantee	23,488,801	—	—	—	—	23,488,801
Real estate	19,881,236	29,892,046	9,514,941	—	—	59,288,223
Securities	7,057,063,660	2,258,741	—	—	752,340,997	7,811,663,398

	7,100,433,697	32,150,787	9,514,941	—	752,340,997	7,894,440,422

	2023
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying Credit loss model	The financial instruments not applying expected credit loss model	Total
		Non-impaired	Impaired
Guarantee	10,048,992	—	—	—	—	10,048,992
Real estate	27,567,206	—	1,037,278	—	—	28,604,484
Securities	7,079,117,282	600,370	—	—	—	7,079,717,652

	7,116,733,480	600,370	1,037,278	—	—	7,118,371,128

105

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

(b) Securities (debt instruments)

The credit quality of Securities (debt instruments) as at December 31, 2024 and 2023, are as follows:

	2024
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model	The financial instruments not applying expected credit loss model	Total
		Non-impaired	Impaired
Financial assets at FVOCI [1]
Grade 1	4,711,912,740	—	—	—	—	4,711,912,740
Grade 2	416,610,187	—	—	—	—	416,610,187
Grade 3	—	—	—	—	—	—
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	5,128,522,927	—	—	—	—	5,128,522,927

[1]	Before deduction of allowances

	2023
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model	The financial instruments not applying expected credit loss model	Total
		Non-impaired	Impaired
Financial assets at FVOCI [1]
Grade 1	4,032,611,482	—	—	—	—	4,032,611,482
Grade 2	237,707,555	—	—	—	—	237,707,555
Grade 3	—	—	—	—	—	—
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	4,270,319,037	—	—	—	—	4,270,319,037

[1]	Before deduction of allowances

The Company’s standard for credit quality of securities (except equity investments) linked to credit rating presented by 3rd party credit rating institutions is as follows.

	Domestic			Foreign
Credit Quality	KIS	NICE	FnPricing	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A-To AA-	A- To AA-	A- To AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	Below BB-	Below BB-	Below BB-	Below B	Below B	Below B2

The classification of credit quality for debt instruments in Korean won is based on lowest credit rating among the one of three domestic credit rating institutions and the classification of credit quality for debt instruments in foreign currency is based on lowest credit rating among the one of three foreign credit rating institutions.

106

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

(c) Deposits

The credit quality of deposits as at December 31, 2024 and 2023, are as follows:

2024
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model	Total
		Non-impaired	Impaired
Deposits measured at amortised cost [1]
Grade 1	2,360,393,989	—	—	—	2,360,393,989
Grade 2	—	—	—	—	—
Grade 3	—	—	—	—	—
Grade 4	—	—	—	—	—
Grade 5	—	—	—	—	—

	2,360,393,989	—	—	—	2,360,393,989

[1]	Before deduction of allowances

2023
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model	Total
		Non-impaired	Impaired
Deposits measured at amortised cost [1]
Grade 1	1,882,836,313	—	—	—	1,882,836,313
Grade 2	—	—	—	—	—
Grade 3	—	—	—	—	—
Grade 4	—	—	—	—	—
Grade 5	—	—	—	—	—

	1,882,836,313	—	—	—	1,882,836,313

[1]	Before deduction of allowances

The Company’s standard for credit quality of deposits is same as the one of debt securities.

(d) Commitments

The credit quality of commitments as at December 31, 2024 and 2023, are as follows:

	2024
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying Credit loss model	Total
		Non-impaired	Impaired
Guaranteed payment and commitment
Grade 1	1,357,975,523	—	—	—	1,357,975,523
Grade 2	2,059,483,274	16,300,000	—	—	2,075,783,274
Grade 3	124,548,724	616,336,955	—	—	740,885,679
Grade 4	515,287,729	83,404,416	—	—	598,692,145
Grade 5	—	—	—	—	—

	4,057,295,250	716,041,371	—	—	4,773,336,621

107

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

	2023
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying Credit loss model	Total
		Non-impaired	Impaired
Guaranteed payment and commitment
Grade 1	768,756,667	—	—	—	768,756,667
Grade 2	3,063,137,805	12,713,791	—	—	3,075,851,596
Grade 3	132,600,035	118,900,000	—	—	251,500,035
Grade 4	422,923,701	120,625,337	—	—	543,549,038
Grade 5	—	—	6,000,000	—	6,000,000

	4,387,418,208	252,239,128	6,000,000	—	4,645,657,336

(e) Guarantees

The credit quality guarantees as at December 31, 2024 and 2023, are as follows:

	2024
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying Credit loss model	Total
		Non-impaired	Impaired
Guarantees
Grade 1	173,460,000	—	—	—	173,460,000
Grade 2	76,440,000	—	—	—	76,440,000
Grade 3	—	—	—	—	—
Grade 4	—	—	—	—	—
Grade 5	—	—	—	—	—

	249,900,000	—	—	—	249,900,000

	2023
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying Credit loss model	Total
		Non-impaired	Impaired
Guarantees
Grade 1	152,149,200	—	—	—	152,149,200
Grade 2	94,126,200	—	—	—	94,126,200
Grade 3	—	—	—	—	—
Grade 4	—	—	—	—	—
Grade 5	—	—	—	—	—

	246,275,400	—	—	—	246,275,400

108

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

(f) Other receivables from securities transactions

Among loans and receivables which are classified as other financial assets, other receivables from securities transactions as at December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Other receivables related to proprietary trading	209,031,963	227,161,925
Other receivables related to brokerage transactions	1,631,501,552	2,896,209,872

The Company recognizes receivables and payables between Korea Exchange (Clearing and Settlement Organization) and customers regarding securities brokerage transactions on the trade date. The Company is exposed to credit risks between the trade date and settlement date (generally less than two business days from the trade date) relating to investment brokerage business, which is standardized by related regulations. As a central counterparty, Korea Exchange mitigates the payment default risk by managing collective fund for default loss, and the Company mitigates customer default risk through margin requirements system. Also, if the customers cannot pay by the settlement date, the Company can collect the receivables through covering. Therefore, credit risk that the Company actually bears is linked to the price fluctuation risk of securities between the trade date and the settlement date.

In addition, related to standardized investment trading of securities, the Company recognizes the on-the-counter transactions on the Korea Exchange, the clearing and settlement institution, and over-the-counter transactions with the customer on the date which the sales contract is signed for the assets and liabilities. Accordingly, the Company is exposed to the risk of price fluctuation risk and credit risk of the securities subject to trading during the period between the date of execution of the sales contract and the settlement date.

38.3 Liquidity Risk

38.3.1 Overview of Liquidity Risk

Liquidity risk is the risk of insolvency or loss due to a disparity between the inflow and outflow of funds, unexpected outflow of funds, and obtaining funds at a high price or disposing of securities at an unfavorable price due to lack of available funds. The Company manages its liquidity risk through analysis of the contractual maturity of all financial assets, liabilities and off-statement of financial position items such as commitments and financial guarantee contracts. The Company discloses them by maturity groups: Up to one month, between over one month and three months, between over three months and twelve months, between over one year and five years, and over five years.

38.3.2 Liquidity Risk Management Policy

The Company has established an appropriate liquidity risk management framework for the management of the Company’s short-, medium- and long-term funding and liquidity management requirements. The Company manages liquidity risk by maintaining adequate reserves, banking facilities and reserve borrowing facilities, by continuously monitoring forecast and actual cash flows and by matching the maturity profiles of financial assets and liabilities. Meanwhile, additional details of unused funding arrangement to reduce liquidity risk that the Company holds at its discretion are discussed in Note 41.

38.3.3 Analysis on Remaining Contractual Maturities of Financial Liabilities

Cash flows disclosed for the maturity analysis are undiscounted contractual principal and interest to be received (paid) and, thus, differ from the amount in the financial statements which is based on the present value of expected cash flows in some cases.

109

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

The remaining contractual maturities of financial liabilities as at December 31, 2024 and 2023, are as follows:

	2024
(in thousands of Korean won)	On demand	Up to one month	One to three months	Three to 12 months	12 months to five years	More than five years	Total
Financial liabilities
Financial liabilities at FVTPL	2,558,520,223	—	—	—	—	—	2,558,520,223
Financial liabilities designated at FVTPL [1]	8,010,047,059	—	—	—	—	—	8,010,047,059
Derivatives (trading) [2]	1,918,358,178	—	—	—	—	—	1,918,358,178
Derivatives (hedge)	—	—	—	4,309,200	—	—	4,309,200
Deposit liabilities [3]	7,744,650,276	—	—	—	—	—	7,744,650,276
Borrowings	10,611,705,622	6,168,443,493	1,933,300,955	9,468,876,001	2,707,293,800	—	30,889,619,871
Other financial liabilities	17,893,430	1,909,310,653	7,113,678	25,621,180	78,977,150	3,213,500	2,042,129,591
Guaranteed payments and commitment [4]	5,023,236,621	—	—	—	—	—	5,023,236,621

[1]	Derivatives-linked securities as financial liabilities designated at FVTPL are classified as ‘on demand’ because derivatives-linked securities are subject to early settlement.
[2]	Derivatives are classified as ‘on demand’ because contract maturity is not necessary in understanding the cash flow timing of the derivatives
[3]	Deposits that are contractually repayable on demand or on short notice are classified as ‘on demand’ category.
[4]

With respect to the guaranteed payments and commitments, the amounts included above, which the Company might pay at maximum amounts based on the contract, if the warrantee claims the entire amount of the guarantee, are classified on the basis of the earliest period when those agreements may be executed.

	2023
(in thousands of Korean won)	On demand	Up to one month	One to three months	Three to 12 months	12 months to five years	More than five years	Total
Financial liabilities
Financial liabilities at FVTPL	2,860,033,642	—	—	—	—	—	2,860,033,642
Financial liabilities designated at FVTPL [1]	7,975,847,458	—	—	—	—	—	7,975,847,458
Derivatives (trading) [2]	1,806,705,125	—	—	—	—	—	1,806,705,125
Derivatives (hedge)	—	5,307,120	—	—	—	—	5,307,120
Deposit liabilities [3]	7,133,908,105	—	—	—	—	—	7,133,908,105
Borrowings	10,669,556,819	6,642,062,281	1,165,452,692	7,445,078,282	1,763,296,350	—	27,685,446,424
Other financial liabilities	16,792,893	3,536,925,972	6,397,808	23,144,088	81,498,963	806,945	3,665,566,669
Guaranteed payments and commitment [4]	4,891,932,736	—	—	—	—	—	4,891,932,736

[1]	Derivatives-linked securities as financial liabilities designated at FVTPL are classified as ‘on demand’ because derivatives-linked securities are subject to early settlement.
[2]	Derivatives are classified as ‘on demand’ because contract maturity is not necessary in understanding the cash flow timing of the derivatives
[3]	Deposits that are contractually repayable on demand or on short notice are classified as ‘on demand’ category.
[4]

With respect to the guaranteed payments and commitments, the amounts included above, which the Company might pay at maximum amounts based on the contract, if the warrantee claims the entire amount of the guarantee, are classified on the basis of the earliest period when those agreements may be executed.

110

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

38.4 Market Risk

38.4.1 Overview of Market Risk

Market risk refers to the risk that the value of a position held by the Company may fluctuate due to price fluctuations of market factors such as stock, interest rates, foreign exchange rates, commodity and others.

Market risk is daily managed by establishing the limitations considering products’ natures such as position limitations, loss limitations, VaR limitations, sensitivity limitations (duration, delta, gamma, vega, others) and others. Relevant business procedures are processed by written regulations and guidelines.

38.4.2 Value at Risk (“VaR”)

The Exposure to market risk is measured by the Value at Risk (VaR). VaR is the potential loss that can occur in the holding position when the market price moves in an adverse direction within a given confidence level for a given holding period in the normal market.

Historical simulation model is used to calculate 10days VaR. Historical simulation model is based on past changes of market variables without assuming a specific probability distribution.

The Company uses the 10-day return of the past two-year time series of the asset risk factor and uses the 99% confidence level of the two-year time series of the portfolio. 10days VaR that is under 99% of confidence level that the Company uses reflects daily losses do not exceed the reported VaR with 99% chance.

The average, minimum and maximum amount of the Company’s VaR (99%, 10 days) as at December 31, 2024 and 2023, are as follows:

	2024
(in thousands of Korean won)	Average	Maximum	Minimum	December 31, 2024
Total VaR	32,714,101	52,796,377	15,391,508	31,000,920

	2023
(in thousands of Korean won)	Average	Maximum	Minimum	December 31, 2023
Total VaR	41,016,817	74,963,467	16,665,793	37,039,843

111

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

38.4.3 Risk Management by Market Risk Factors

The Company’s market risk is comprised of interest rate risk, foreign exchange rate risk and stock price risk.

(a)	Stock price risk

Stock price risk arises from the Company’s foreign currency stocks and Korean won stocks.

Hedging instruments of Equity Linked Security and Equity Linked Warrant comprise most of stock trading portfolio and certain security proprietary trading is composed of trading securities on the exchange, futures contracts maturing in a month or two, and others under the restriction of position limitation, sale at loss, loss limitation, and others. Marketable stocks among non-trading positions and stock beneficiary certificates are included in stock price risk as market VaR is computed.

Risk Management Council allocates position and loss limitations, and risk management department monitors asset management department’s possible breach of limitations and other special matters on a daily basis.

(b)	Interest rate risk

Trading position interest rate risk usually arises from debt instruments denominated in Korean won. The Company’s trading strategy is to benefit from short-term movements in the prices of debt instruments arising from changes in interest rates.

The product prices of the Company’s trading accounts are disclosed daily. The risks related to trading accounts are managed by using market price based method such as market VaR and sensitivity analysis.

(c)	Foreign exchange rate risk

Foreign exchange rate risk arises through ownership of assets and liabilities, denominated in currencies other than Korean won, from non-trading positions, or through foreign currency forward agreements, currency swaps and foreign currency trading securities.

The Company computes foreign currency position’s net position regularly to follow the Regulation on Financial Investment Business and reports to the supervisory body.

Also, the Company manages the risk for total position exposed to foreign exchange rate including non-trading position by using market price base method such as market VaR and sensitivity analysis.

38.5 Operational Risk

38.5.1 Concept

The Company defines operational risk to the extent of financial risk and non-financial risk incurred by unreasonable or wrong internal process, labor, system and external incidents.

38.5.2 Operational Risk Management

The purpose of operational risk management is to control activity through continuous improvement of internal controls, performing proactive preventive control, proliferation of culture of risk management by establishing internal control that could respond quickly against change of business environment. OMRS (Operational Risk Management System) supports performing overall risk management such as recognition of operational risk, evaluation and monitoring. Periodically, through RCSA (Risk Control Self Assessment), management of KRI (Key Risk Indicator), management of data loss and related preparation of countermeasures, it controls the risks in advance, as well as collecting data for future advanced management method.

112

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

38.6 Capital Management

Main purpose of the capital risk management of the Company is optimizing use of capital and sustaining healthy financial status in order to maximize shareholder value. The Company has performed capital risk management through estimating net capital ratio based on ‘Capital Market and Financial Investment Business Act’, enforced in February 2009.

Net capital ratio is the net capital minus the total risk amount divided by the essential equity to sustain per each business unit. [(Net capital – total risk amounts) / essential equity to sustain per each business unit]. This formula is calculated based on the financial statements amount.

The net capital is calculated by subtracting deductible items from and including additional item to financial investor’s net asset (asset-liability) as at date. The deductible item refers any asset that is difficult to be converted into cash immediately such as property, plant and equipment. The additional item includes any item recorded as liability without redemption obligation, internal reserves against future losses, items redeemable in kind and items that function as complemental capital.

Total amount of risk is quantification of all of possible losses from operation of business as a financial investor. Total amount of risk is composed of the following ; market risks which quantify the possible losses due to fluctuation of stock price, interest rate, and exchange rate of the securities held by the investment firms ; credit risks which are the possible losses due to the breach of contract by the counterparties ; operation risks which are the possible losses due to accidents, errors, illegal conduct, and any other potential losses from deteriorated operation condition.

According to the Financial Investment Act, the regulation requires that net capital ratio must be maintained above 100% for the appropriation of the capital and it is required to improve the management if the financial investment firm does not meet the regulation for the net capital ratio.

39. Offsetting Financial Assets and Financial Liabilities

The Company enters into International Derivatives Swaps and Dealers Association (“ISDA”) master netting agreements or similar agreement with the Company’s derivative counterparties. The Company also enters into repurchase agreements and securities borrowing and lending agreements similar to the master netting agreement for derivatives. Master netting agreements provide protection in bankruptcy in certain circumstances and, where legally enforceable, enable receivables and payables with the same counterparty to be offset for accounting and risk management purposes.

	2024
(in thousands of Korean won)	Gross amount	Offset amount	Net amounts presented in the statement of financial position	Amounts not offset		Net amount
				Recognized financial instruments	Cash collateral
Financial assets
Derivatives assets, others [1]	1,390,150,719	—	1,390,150,719	1,114,549,100	193,074,080	82,527,539
Securities purchased under reverse repurchase agreements	2,091,017,404	—	2,091,017,404	2,091,017,404	—	—
Other receivables [4]	1,669,975,970	1,652,694,935	17,281,035	—	—	17,281,035
Other receivables (Payment and settlement)	136,966,708	123,672,076	13,294,632	—	—	13,294,632

	5,288,110,801	1,776,367,011	3,511,743,790	3,205,566,504	193,074,080	113,103,206

113

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

	2024
(in thousands of Korean won)	Gross amount	Offset amount	Net amounts presented in the statement of financial position	Amounts not offset		Net amount
				Recognized financial instruments	Cash collateral
Financial liabilities
Derivatives liabilities, others [1]	2,902,445,355	—	2,902,445,355	2,676,007,223	76,853,200	149,584,932
Securities sold under reverse resale agreements [2]	9,419,893,685	—	9,419,893,685	9,419,893,685	—	—
Securities sold [3]	2,558,520,223	—	2,558,520,223	2,558,520,223	—	—
Other payables [4]	1,740,843,763	1,652,694,935	88,148,828	—	—	88,148,828
Other payables (Payment and settlement)	123,672,076	123,672,076	—	—	—	—

	16,745,375,102	1,776,367,011	14,969,008,091	14,654,421,131	76,853,200	237,733,760

[1]	Both derivatives (trading) and derivatives (hedge) are included.
[2]	Securities sold under reverse resale agreements to the customers is included.
[3]	Securities sold is from securities borrowing and lending agreement.
[4]

In relation to customer brokerage transactions, the offset amount of receivables and liabilities arising from same-day transactions between the Korea Exchange and the company is included. However, receivables of ~~W~~1,559,621 million and payables of ~~W~~1,453,720 million arising from same-day transactions between customers and the company are excluded.

	2023
(in thousands of Korean won)	Gross amount	Offset amount	Net amounts presented in the statement of financial position	Amounts not offset		Net amount
				Recognized financial instruments	Cash collateral
Financial assets
Derivatives assets, others [1]	1,267,721,660	—	1,267,721,660	915,298,245	190,995,439	161,427,976
Securities purchased under reverse repurchase agreements	1,369,600,000	—	1,369,600,000	1,369,600,000	—	—
Other receivables [4]	2,840,390,529	2,819,519,085	20,871,444	—	—	20,871,444
Other receivables (Payment and settlement)	29,104,287	29,104,287	—	—	—	—

	5,506,816,476	2,848,623,372	2,658,193,104	2,284,898,245	190,995,439	182,299,420

Financial liabilities
Derivatives liabilities, others [1]	2,529,883,307	—	2,529,883,307	2,324,932,716	75,881,703	129,068,888
Securities sold under reverse resale agreements [2]	9,036,097,623	—	9,036,097,623	9,036,097,623	—	—
Securities sold [3]	2,860,033,642	—	2,860,033,642	2,860,033,642	—	—
Other payables [4]	3,042,547,000	2,819,519,085	223,027,915	—	—	223,027,915
Other payables (Payment and settlement)	47,550,049	29,104,287	18,445,762	—	—	18,445,762

	17,516,111,621	2,848,623,372	14,667,488,249	14,221,063,981	75,881,703	370,542,565

[1]	Both derivatives (trading) and derivatives (hedge) are included.
[2]	Securities sold under reverse resale agreements to the customers is included.
[3]	Securities sold is from securities borrowing and lending agreement.
[4]	In relation to customer brokerage transactions, the offset amount of receivables and liabilities arising from same-day transactions between the Korea Exchange and the company is included.

114

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

40. Lease

40.1 As a lessee

(a) The amounts recognized in the separate statement of financial position

The amounts related to lease recognized in the separate statement of financial position as at December 31, 2024 and 2023, are as follows;

(in thousands of Korean won)	2024	2023
Right-of-use assets [1]
Buildings	68,196,637	56,102,806
Vehicles	1,548,933	1,668,328
Others	1,647,239	2,387,861

	71,392,809	60,158,995

Lease liabilities	100,240,625	97,681,939

[1]	The amount is included in property and equipment in the separate statement of financial position.

(b) The amounts recognized in the separate statement of profit or loss

The amounts related to lease recognized in the separate statement of profit or loss for the year ended December 31, 2024 and 2023, are as follows

(in thousands of Korean won)	2024	2023
Depreciation of the right-of-use assets
Buildings	22,530,739	21,391,702
Vehicles	1,311,861	1,319,688
Others	1,032,218	1,008,078

	24,874,818	23,719,468

Interest income from lease receivables (included in financial income)	779,142	935,219
Interest expense to lease liabilities (included in financial cost)	3,699,605	4,409,141
Lease payment for leases for which the underlying asset is of low value (included in administrative expenses, not-including lease for short-term period)	248,493	265,317
Variable lease payments which are not included in the measurement of lease liabilities (included in administrative expenses)	147,052	164,326

The total cash outflow for leases in 2024 and 2023 were ~~W~~34,925 million and ~~W~~32,187 million, respectively.

115

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

40.2 As a Lessor

(a) Financial Lease

As at December 31, 2024 and 2023, total investment on financial lease and present value of minimum lease payments and unrealized interest income of financial lease are as follows:

(in thousands of Korean won)	2024	2023
Total Investment on lease	23,129,979	29,544,593
Net Investment on lease	21,923,504	27,558,977
Present value of minimum lease payments	21,923,504	27,558,977
Unrealized interest income	1,206,474	1,985,616

(b) Operating Lease

As at December 31, 2024 and 2023, future minimum lease receipts expected under non-cancellable lease contracts are as follows:

(in thousands of Korean won)	2024	2023
Within 1 year	1,429,734	1,168,294
1 - 5 years	1,292,700	998,771

	2,722,434	2,167,065

116

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

41. Contingent Liabilities and Commitments

As at December 31, 2024 and 2023, the Company is involved in pending lawsuits as follows:

	2024		2023
(in thousands of Korean won)	Number of lawsuits	Amount	Number of lawsuits	Amount
Defendant	44	203,538,599	43	229,543,768
Plaintiff	16	236,163,306	18	185,169,852

The Company expects that these lawsuits do not have significant impact on the financial position.

The Company has entered into various agreements with financial institutions as at December 31, 2024 and 2023, are as follows:

		Credit line
(in thousands of Korean won)	Financial institution	2024	2023
Overdraft (including daily overdraft)	Kookmin Bank and others	1,265,000,000	1,174,700,000
General loan	Kookmin Bank	40,000,000	40,000,000
Securities underwriting loan	KSFC	600,000,000	600,000,000
Working capital loan (general)	KSFC	475,000,000	475,000,000
Note trading at a discount (general)	KSFC	300,000,000	300,000,000
Note trading at a discount (trust)	KSFC	Limit of subscription deposits	Limit of subscription deposits
Bond dealer’s loan (general)	KSFC	300,000,000	300,000,000
Securities underwriting financing	KSFC	1,710,000,000	1,710,000,000
Committed line	Industrial and Commercial Bank of China, etc	452,746,000	414,258,000

The guarantees and various commitment as at December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Guarantees	249,900,000	246,275,400
Agreement to purchase commercial papers [1]	824,171,844	1,287,400,000
Loan agreements	2,714,231,347	2,384,710,830
Credit line agreements	577,479,784	379,421,243
LOC and Investment commitments	657,453,646	594,125,263

	5,023,236,621	4,891,932,736

1	According to the above arrangement, the Company holds the asset-backed short-term bonds amounting to ~~W~~278,820 million and ~~W~~441,661 million as at December 31, 2024 and 2023, respectively.

The Company has been provided with ~~W~~14,622 million and ~~W~~10,846 million in guarantees related to provisional attachment and others by Seoul Guarantee Insurance as at December 31, 2024 and 2023, respectively.

The securities in custody as at December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023	Valuation method
Trustor securities	240,661,735,301	254,103,739,603	Fair value
Saver securities	1,122,794,510	554,135,269	Fair value
Beneficiary securities	41,779,858,329	40,014,012,881	Standard selling price

	283,564,388,140	294,671,887,753

117

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

As at December 31, 2024, the main lawsuits against the company as a defendant are as follows:

(in thousands of Korean won)	No. of lawsuits	Amount	Contents	Situation of lawsuits

Return of purchase price, etc Unjust gains (Fund in Australia)	3	55,654,983	The Company, as a selling company of qualified investor private equity fund that aims to lend money to corporations (borrowers) investing in apartment rental business for disabled people in Australia, intermediated \ 326.5 billion of trusts and funds to the individuals and institutional investors. However, the local borrower’s breach of the contract made the fund inoperable and the Company was sued for unjust gains/return of sales price, etc.

1st lawsuit: 3rd trial in progress

 (1st trial : February 7, 2023. Judgment ordering payment of ~~W~~29.8 billion in investment principal and delayed interest thereon

 2nd trial : January 29, 2024. Judgment ordering payment of ~~W~~12 billion in investment principal and delayed interest thereon with different conclusion)

2nd lawsuit: 2nd trial in progress

 (1st trial : February 14, 2024. Judgment ordering payment of ~~W~~12.2 billion in investment principal and delayed interest thereon)

3rd lawsuit: 2nd trial in progress

 (1st trial :October 26, 2023. Judgment ordering payment of ~~W~~8.46 billion in remaining principal and delayed interest on ~~W~~8.29 billion in principal)

Compensation for damages (Winners Delegated Customer)	1	37,344,678	8 clients who had signed an investment agency contract with Winners Asset Management Co.,LTD.and opened accounts with the company to trade Nikkei 225 options claimed damages from the company, claiming that the short sales that company conducted as a result of increased intraday risk due to the sharp decline in the Nikkei 225 index caused by COVID-19 in August 2020 was illegal.	2nd trial in progress (1st trial : February 2, 2023. Judgment dismissing all plaintiffs’ claims for damages)

Damages and Unjust Gains (Winners Fund Investors)	8	17,411,550	Investors who invested in funds managed by Winners Asset Management Co.,LTD.filed lawsuits against the company, which was an investment broker, claimed compensation for damages or return of unjust gains due to contract cancellation (60 plaintiffs in total)

4 cases: 2nd trial in progress

 (1st trial : ① September 21, 2023. ~~W~~80 million of the claim amount of ~~W~~200 million accepted ② August 22, 2024. the company wins in full ③ September 26, 2024. the company wins in full ④ October 10, 2024. the company wins in full)

4 cases: 1st trial in progress

118

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

Damages (Winners counterclaim)	1	16,999,619	Winners Asset Management Co.,LTD., which had been trading Nikkei 225 options by opening accounts in the company and under the fund’s name, claimed that the short selling was illegal and filed a counterclaim against the company (filed in the form of a counterclaim in the lawsuit filed by the company against Winners Asset Management Co.,LTD. for receivables, etc.) after suffering short selling due to increased intraday risk following the plunge in the Nikkei 225 index caused by COVID-19 in late February 2020.

- 3rd trial in progress

(1st trial : January 19, 2023. Judgment dismissing all claims of Winners Asset Management Co.,LTD.

2nd trial: January 26, 2024. Judgment accepting 30% (~~W~~7.46 billion) of Winners Asset Management Co.,LTD.’s claims)

Unjust Gains (Lime Fund)	3	27,999,041	Regarding Lime AI Star Funds 1, 2, and 3 sold by the company, investors claim that the company deceived investors into selling the funds despite being aware of their insolvency, and that the company violated the duty to explain, the principle of suitability, and the prohibition of unfair solicitation by not providing sufficient explanations about the products during the sales process, contrary to what was stated in the proposal, and claim compensation (Total 3 cases, one case for each fund).

No. 1, 2: Scheduled to be decided after the second trial verdict on the Lime Fund-related criminal lawsuit

No. 3: 2nd trial in progress

(1st trial : February 16, 2024. Judgment ordering payment of 35% of the plaintiff’s claim amount and interest on the amount)

Damages and Unjust Gains (TA_DLS Trust)	6	10,284,532	Investors who invested in KB able DLS Trust (a specific money trust that includes derivative linked securities linked to TA-OPAL Fund, which TransAsia Management invests in trade finance loan receivables) argued that the company’s sales staff misleaded that the principal was guaranteed by an insurance company’s guarantee, and claimed the return of unjust gains by the cancellation of the contract due to the error.	1st trial In progress

Unjust Gains (Heritage Banzaran DLS)	1	13,051,600	The company provided false information about the business capabilities of the operator (GPG), etc., thereby causing the plaintiff to misunderstand the key investment conditions of the DLS in this case. Therefore, the plaintiff requested to cancel the acquisition contract of the DLS in this case due to the mistake and claimed the return of the acquisition price for the DLS in this case and the delay damages as unjust gains.	1st trial In progress

119

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

42. Related Party Transactions

KB Financial Group Inc. owns 100% of ordinary shares of the Company as at December 31, 2024 and 2023.

Significant balances and transactions, excluding loan and borrowing transactions described in separate notes, with related parties as at December 31, 2024 and 2023, are as follows:

(a) Receivables and payables

(in thousands of Korean won)	2024		2023
	Receivables	Payables	Receivables	Payables
Subsidiaries
KB Securities Hong Kong Ltd.	84,710	18,880,643	143,394	11,328,663
KB Securities Vietnam Joint Stock Company	294,943	240,183	358,874	295,219
KB Digital Innovation & growth New Technology Business Investment Fund	152,990	—	167,987	—
Newstar Gimpo 1st Co., Ltd	—	148,578	—	103,556
Newstar Believe Co., Ltd. [1]	—	4,808	—	725,523
Newstar IP Co., Ltd. [1]	—	—	—	711,840
Songdo PFive 2nd Co., Ltd	—	—	130	—
Able Gongpyeong 1st Co.,Ltd [1]	—	—	—	124,722
Able Gwonseon 1st Co., Ltd.	921,288	814,697	—	71,323
ABR Joongang2 1st Co.,Ltd [1]	—	—	421,678	249,191
KB Pre-IPO 2nd (TCB) New Technology Business Investment Fund	432,356	—	128,874	—
KB Tongyoung 1st Co., Ltd [1]	—	—	—	320,795
Able Gasan 1st Co., Ltd. [1]	—	—	383,524	263,048
Able Sewoon Co., Ltd.	—	—	—	195,190
Able Poongdong 1st Co., Ltd.	—	—	40,000	12,274
Able PT 1st Co., Ltd [1]	—	—	187,811	3,343,045
Newstar Plus 1st Co., Ltd. [1]	—	—	281,048	242,041
KB MyeongJi 1st Co.,Ltd.	50,600	480,597	151,656	259,324
Able Dangjin 1st Co.,Ltd.	—	274,348	143,394	336,205
KB Osansegyo 2nd Co.,Ltd. [1]	—	—	8,246	252,770
KB Mapo 2nd Co.,Ltd.	74,812	501,786	294,622	682,541
Able Wonchang 1st Co., Ltd.	534,356	—	4,356	—
Able MK 1st co.ltd [1]	—	—	—	497,457
Zitaress 1st Co., Ltd.	14,552	118,467	93	157,462
Able Beomeo-one Co., Ltd.	731,322	174,765	1,365,959	413,816
Newstar Sina Co., Ltd. [1]	—	—	1,787,476	366,387
KB Gold 1st Co.,Ltd. [1]	—	—	14,225	—
Inspire Gold 2nd Co., Ltd.	—	—	—	5,700,000
KB Infra 2nd Co., Ltd. [1]	—	—	—	87,532
Newstar Gimpo 4th Co.,Ltd.	367,584	7,000,000	28,360	7,000,165
HD Value 1st Co., Ltd. [1]	—	—	4,224	41,382
Powerplay 1st Co., Ltd.	—	752,679	—	274,985
Able Dosan 1st Co., Ltd	36,882	185,332	480,197	457,686
Able Maseok 1st Co., Ltd.	209,782	495,339	476,838	3,166,992
TW Seocho 1st Co., Ltd.	4,403,352	4,188,233	5,310,395	6,808,230
TW Seocho 2nd Co., Ltd.	1,028,055	866,767	1,802,036	1,580,661
Newstar Wave 1st Co., Ltd.	12,931	750	15,642	1,238,573

120

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

(in thousands of Korean won)	2024		2023
	Receivables	Payables	Receivables	Payables
Lamdamine 1st Co.,Ltd [1]	—	—	25,699	—
Able Next 1st Co., Ltd	413,625	1,053,751	628,881	1,106,463
Newstar Enerbil 1st Co., Ltd. [1]	—	—	160,714	315,325
YSMC 1st Co., Ltd.	—	1,459,480	—	682,796
KB SmartSchool 1st Co., Ltd. [1]	—	—	—	99,778
Bighouse 7th Co., Ltd. [1]	—	—	986,890	2,048,480
Gyeongsan Logis 1st Co., Ltd	114,236	903,215	872,650	313,461
Stoke 2nd Corp	3,303,900	—	1,264,931	1,196,108
Newstar Seongnam 1st Co.,Ltd	467,596	—	809,952	452,415
KPS Sihwa 1st Co., Ltd.	—	50,900,000	3,836,908	8,170,673
GDIC 2nd co.ltd [1]	—	—	1,815,155	4,470,160
Newstar NRB First Co., Ltd.	467,589	1,382,637	825,715	2,315,383
Able Dongtan 1st Co., Ltd. [1]	—	—	576,962	3,203,182
Newstar Gimpo 5th Co.,Ltd. [1]	—	—	287,726	36,003,261
Able Banpo 1st Co., Ltd. [1]	—	—	1,741,691	3,725,134
Able Banpo 2nd Co., Ltd. [1]	—	—	492,409	2,483,422
LB Ireland Private Real Estate Investment Trust 8	443,442	—	202,942	—
Able alpha Co., Ltd.	485,550	2,775,155	952,462	959,342
Newstar one-firm 2023-1 5th. Co., Ltd. [1]	—	—	358,650	287,635
Newstar Sina 2nd Co., Ltd.	8,384,129	766,947	1,041,991	888,793
French Shine 1st Co., Ltd. [1]	—	—	989,559	556,757
Able Yongdap 2nd Co., Ltd. [1]	—	—	246,906	309,215
Able Bonri 1st Co., Ltd. [1]	—	—	5,281,090	3,793,631
Newstar JH Center Co., Ltd. [1]	—	—	—	1,547,325
Able TY 2nd Co., Ltd. [1]	—	—	629,909	3,397,075
Able Eunhwasam 2nd Co., Ltd.	4,281,657	1,968,572	12,279,235	11,954,498
Newstar Yangju Station 1st Co., Ltd. [1]	—	—	79,154	111,755
Able Chowall 2nd Co., Ltd. [1]	—	—	27,252	28,493
Black Sapphire Holdings Co.,Ltd.	835,027	1,279,945	—	—
ABLE GUNPO 1ST CO.,LTD.	2,606,639	2,149,506	—	—
NewStar Yui the 1st	1,982,766	2,063,912	—	—
New Star gimpo the 7th	6,698,303	47,596,046	—	—
able hi position 1st	4,537,949	4,210,694	—	—
Graha 2nd Co., Ltd.	694,486	769,948	—	—
Able Yongin Wonsam 2nd Co.,Ltd.	6,588,440	6,490,651	—	—
TRUE HOUSE FIRST CO., LTD.	1,376,876	1,599,011	—	—
Breeze Air Primary Co.,Ltd.	721,576	1,134,942	—	—
ABLE GONGPYEONG 3RD CO.,LTD.	4,304,449	3,378,973	—	—
NEW STAR L CARD 1ST CO.,LTD.	12,248,819	12,020,104	—	—
Olivia 1st Co.,Ltd.	—	433,489	—	—
THE APOGEE THE FIRST CO.,LTD.	116,204	112,864	—	—
EULJI NAIN 1ST CO.,LTD.	7,327,139	7,143,309	—	—
Able Civic 4th Co., Ltd.	9,208,387	9,125,806	—	—
NEWSTAR EXPER 1ST CO.,LTD.	16,868,438	16,684,931	—	—

121

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

(in thousands of Korean won)	2024		2023
	Receivables	Payables	Receivables	Payables
Parent Company
KB Financial Group Inc.	—	100,482,726	1,116	92,199,987
Others
Kookmin Bank	151,679,560	91,316,188	91,101,052	77,328,575
KB Asset Management Co., Ltd.	—	34,401	1,489	28,969
KB Real Estate Trust Co., Ltd.	—	417	—	371
KB Investment Co., Ltd.	848,476	165	649,679	124
KB Credit Information Co., Ltd.	—	—	—	88
KB Data System Co., Ltd.	925,927	331,681	251,014	15,917
KB Kookmin Card Co., Ltd.	455	8,427,724	18,100	7,396,211
KB Savings Bank Co., Ltd.	—	657	—	464
KB Capital Co., Ltd.	1,416,693	2,850,380	670,591	2,644,074
KB Insurance Co., Ltd	6,846,890	92,036,600	14,493,287	54,132,067
KB Life Insurance Co., Ltd.	1,062,706	4,440,280	863,677	919,415
KB Wisestar Private Real Estate Fund Investment Trust No. 1	5,274	—	5,208	—
Other funds	71,459	6,875,206	1,201,809	7,325,572

[1]	These companies are not related parties as at December 31, 2024.

(b) Revenue and expenses

(in thousands of Korean won)	2024		2023
	Revenue	Expenses	Revenue	Expenses
Subsidiaries
KB Securities Hong Kong Ltd.	203,122	6,180,878	152,486	2,048,213
KB Securities Vietnam Joint Stock Company	48,691	20,249	206,980	30,022
KB Digital Innovation&growth New Technology Business Investment Fund	152,990	—	254,864	—
Newstar Gimpo 1st Co., Ltd	1,392,907	—	1,158,561	—
Newstar Believe Co., Ltd. [1]	725,687	—	—	629,874
Newstar IP Co., Ltd. [1]	—	—	1,471,915	930,110
Songdo PFive 2nd Co., Ltd	—	—	803,310	—
Able Gongpyeong 1st Co.,Ltd[1]	124,722	—	—	87,453
Able Gwonseon 1st Co., Ltd.	386,132	—	239,313	68,597
Able Sky 1st Co., Ltd.	—	—	1,241,060	—
Able Chowall 1st Co., Ltd.	—	—	33,374	—
ABR Joongang2 1st Co.,Ltd[1]	337,429	—	485,806	—
FN Gasan 1st Co., Ltd.	—	—	28,295	—
KB Pre-IPO 2nd (TCB) New Technology Business Investment Fund	432,356	—	653,874	—
KB Tongyoung 1st Co., Ltd [1]	—	—	—	430,280
Paradise Yeongjong 2nd Co., Ltd.	—	—	1,065,808	—
Able Gasan 1st Co., Ltd. [1]	112,432	—	591,533	—
Able Sewoon Co., Ltd.	195,190	—	41,378	—
Able Poongdong 1st Co., Ltd.	—	—	1,160	5,411
Able PT 1st Co., Ltd [1]	8,599	—	—	3,355,042
Newstar Plus 1st Co., Ltd. [1]	84,843	—	8,219	—
KB MyeongJi 1st Co.,Ltd.	98,944	221,272	396,749	132,478
Able Dangjin 1st Co.,Ltd.	1,514,937	—	1,412,739	—
KB Osansegyo 2nd Co.,Ltd. [1]	—	—	27,803	206,651
KB Mapo 2nd Co.,Ltd.	80,945	—	44,282	153,801
Able Wonchang 1st Co., Ltd.	534,356	—	253,423	—
Able MK 1st co.ltd [1]	115,722	—	952,817	—
Zitaress 1st Co., Ltd.	53,418	—	—	317,475

122

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

(in thousands of Korean won)	2024		2023
	Revenue	Expenses	Revenue	Expenses
Able Beomeo-one Co., Ltd.	—	395,587	185,069	413,816
Newstar Sina Co., Ltd. [1]	928,911	—	818,601	1,299
KB Gold 1st Co.,Ltd. [1]	287,094	—	506,458	—
Inspire Gold 2nd Co., Ltd.	—	—	—	5,634,106
KB Infra 2nd Co., Ltd. [1]	87,532	—	—	1,327
Newstar Gimpo 4th Co.,Ltd.	516,388	—	—	6,999,027
HD Value 1st Co., Ltd. [1]	38,658	—	1,477	4,887
Powerplay 1st Co., Ltd.	—	545,771	27,057	206,908
Able Dosan 1st Co., Ltd	—	98,210	954,708	—
Newstar Gimpopoongmoo Co., Ltd.	—	—	35,906	—
Able Maseok 1st Co., Ltd.	3,819,878	—	—	2,905,872
TW Seocho 1st Co., Ltd.	6,904,954	—	2,798,228	2,580,935
TW Seocho 2nd Co., Ltd.	1,269,913	—	942,419	252,723
Newstar Wave 1st Co., Ltd.	1,244,112	—	32,726	1,237,860
Lamdamine 1st Co.,Ltd [1]	—	—	—	1,329,360
Able Next 1st Co., Ltd	198,310	110,855	696,687	634,400
Able Dongil 1st Co., Ltd	—	—	112,730	—
Newstar Shiny 1st Co., Ltd.	—	—	7,299	—
Newstar Enerbil 1st Co., Ltd. [1]	260,790	—	—	459,205
YSMC 1st Co., Ltd.	—	776,685	9,467	—
HJ Galaxy 3rd Co., Ltd.	—	—	785,552	—
KB SmartSchool 1st Co., Ltd. [1]	99,778	—	642,146	—
Bighouse 7th Co., Ltd. [1]	146,219	—	5,137,212	—
Newstar Energy 1st Co., Ltd.	—	—	395,225	—
Gyeongsan Logis 1st Co., Ltd	—	1,158,168	527,226	—
Stoke 2nd Corp	4,049,076	—	1,762,496	—
Newstar Seongnam 1st Co.,Ltd	3,384,135	—	284,944	—
KPS Sihwa 1st Co., Ltd.	6,682,041	47,048,355	3,611,855	1,715,493
GDIC 2nd co.ltd [1]	3,657,319	—	668,864	3,657,319
Newstar NRB First Co., Ltd.	2,391,066	—	440,652	—
Able Dongtan 1st Co., Ltd. [1]	3,009,210	—	249,692	3,009,210
Newstar Gimpo 5th Co.,Ltd. [1]	36,000,000	—	334,920	34,306,171
Cassiopeia 1st Co., Ltd.	—	—	50,733	—
Able Banpo 1st Co., Ltd. [1]	2,989,765	—	681,677	2,989,765
Able Banpo 2nd Co., Ltd. [1]	2,356,168	—	251,141	2,356,168
Able Gyeonggi Gwangju 1st Co., Ltd.	—	—	98,457	—
Piggarden 1st Co., Ltd.	—	—	295,569	—
KB NY 1st Co., Ltd.	—	—	1,286,629	—
KB Samyoung Co., Ltd. [1]	—	—	19,894	—
LB Ireland Private Real Estate Investment Trust 8	240,500	—	202,942	—
Able alpha Co., Ltd.	145,648	2,428,373	339,902	346,782
Newstar one-firm 2023-1 5th. Co., Ltd. [1]	301,342	—	1,270,015	—
Newstar Sina 2nd Co., Ltd.	14,685,095	3,779,883	253,198	1,096,782
French Shine 1st Co., Ltd. [1]	—	432,802	432,802	—
Able Yongdap 2nd Co., Ltd. [1]	—	—	450,581	—
Able Bonri 1st Co., Ltd. [1]	—	4,657,198	1,487,459	—
Newstar JH Center Co., Ltd. [1]	1,642,185	—	—	1,547,325
Able TY 2nd Co., Ltd. [1]	2,888,857	—	246,637	2,888,857
Able Eunhwasam 2nd Co., Ltd.	1,993,348	—	1,086,264	—
Newstar Yangju Station 1st Co., Ltd. [1]	—	—	46,700	—
Able Chowall 2nd Co., Ltd. [1]	—	—	104,308	—
KBFG Securities America Inc.	—	4,405,172	—	2,162,277

123

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

(in thousands of Korean won)	2024		2023
	Revenue	Expenses	Revenue	Expenses
JB New Jersey Private Real Estate Fund[1]	344,513	—	396,004	—
DAOL KTB Aircraft Private Investment Trust No.21-1	—	—	2,462,667	—
Vestas Qualified Investors’ Private Real Estate Fund Investment Trust No. 38 [1]	1,724,448	—	—	—
Pacific US BlackRock Private Placement Real Estate Fund Investment Trust No. 15	182,451	—	1,340,729	—
GVA Europe Pre-IPO Private Investment Trust No.1	2,452,274	—	2,141,479	—
LIFE Global Reits Pre-IPO General Private Investment Trust 1	4,392,801	—	4,195,635	—
Newstar one-firm 2023-1 3rd. Co., Ltd. [1]	—	—	1,138,806	—
Newstar one-firm 2023-1 4th. Co., Ltd. [1]	—	—	3,178,200	11,000
Newstar copper 3rd Co., Ltd.	—	—	60,263	—
Newstar copper 2nd Co., Ltd.	—	—	60,263	—
Global Funding Segregated Portfolio Co.	—	—	4,412,608	—
Themis 1st Co., Ltd.	—	—	355,617	—
Able TY 1st Co., Ltd. [1]	—	—	69,311	—
K-1 23th Yeoksam Real Estate Investment Trust Company	5,028,452	—	2,867,900	—
Keppel Private Real Estate Investment Trust No.13 [1]	1,410,095	—	—	—
Black Sapphire Holdings Co.,Ltd.	1,881,282	—	—	—
ABLE GUNPO 1ST CO.,LTD.	1,040,179	—	—	—
E&F Backsapphire Private Equity Fund	600,000	—	—	—
NewStar Yui the 1st	2,320,047	1,101,192	—	—
New Star gimpo the 7th	2,908,511	42,596,254	—	—
able hi position 1st	2,402,335	—	—	—
Able Civic Third Co., Ltd. [1]	64,855	—	—	—
Lalaroro 1st Co., Ltd. [1]	318,817	—	—	—
Graha 2nd Co., Ltd.	336,947	—	—	—
Able Yongin Wonsam 2nd Co.,Ltd.	1,245,118	—	—	—
TRUE HOUSE FIRST CO., LTD.	248,197	—	—	—
Breeze Air Primary Co.,Ltd.	670,634	—	—	—
ABLE GONGPYEONG 3RD CO.,LTD.	929,476	—	—	—
NEW STAR L CARD 1ST CO.,LTD.	232,715	—	—	—
Olivia 1st Co.,Ltd.	—	433,489	—	—
THE APOGEE THE FIRST CO.,LTD.	22,716	14,376	—	—
EULJI NAIN 1ST CO.,LTD.	183,830	—	—	—
Able Civic 4th Co., Ltd.	90,581	—	—	—
NEWSTAR EXPER 1ST CO.,LTD.	187,507	—	—	—
Associates
KBTS Technology Venture Private Equity Fund	174,883	—	324,314	—
KB-SJ Tourism Venture Fund	1,789,462	—	311,969	—
KB-Brain KOSDAQ Scale-Up Fund [1]	—	—	208,627	—
KB SPROTT Renewable Private Equity Fund I	255,062	—	319,739	—
KB-Stonebridge Secondary Private Equity Fund	416,636	—	694,681	—
KB-UTC Inno-Tech Venture Fund	230,269	—	433,897	—
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	619,004	—	1,052,494	—
KB Material and Parts No. 1 PEF [1]	132,258	—	739,000	—
KB-KTB Technology Venture Fund	341,826	—	668,904	—

124

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

(in thousands of Korean won)	2024		2023
	Revenue	Expenses	Revenue	Expenses
KB-GeneN Medical Venture Fund 1	88,800	—	88,800	—
KB-BridgePole Venture Investment Fund [1]	460,776	—	772,500	—
KB-Kyobo New Mobility Power Fund [1]	75,523	—	78,750	—
KB Special Purpose Acquisition Company No.21	135,842	—	27,540	—
KB Special Purpose Acquisition Company No.22 [1]	—	—	1,012,571	—
KB-NP Green ESG New Technology Venture Capital Fund	1,133,636	—	1,173,292	—
KB Special Purpose Acquisition Company No.23 [1]	—	—	—	1,482,766
KB Special Purpose Acquisition Company No.25	—	175,265	1,130,184	—
KB-FT 1st Green Growth Investment Fund	135,639	—	135,338	—
KB Special Purpose Acquisition Company No.26	—	53,795	1,209,221	—
KB-SUSUNG 1st Investment Fund	192,368	—	128,572	—
KB Special Purpose Acquisition Company No.27	—	176,877	3,058,752	—
KB-BridgePole Venture Investment Fund #2	105,000	—	19,849	—
U-KB Credit No.1 Private Equity	970,151	—	227,959	—
KB-SOLIDUS Healthcare Investment Fund	768,198	—	—	—
KB Special Purpose Acquisition Company No.28	1,292,589	—	—	—
KB Special Purpose Acquisition Company No.29	1,735,480	—	—	—
AKK Robotech Valueup New Technology Investment Fund	101,116	—	—	—
KB Special Purpose Acquisition Company No.30	1,620,135	—	—	—
KB-CJ Venture Fund 1st	79,918	—	—	—
KB-SUSUNG 1st Investment Fund	77,518	—	—	—
KB Special Purpose Acquisition Company No.31	2,111,082	—	—	—
KB-Cyrus Tourism Venture Fund	63,627	—	—	—
KB KONEX Market Vitalization Fund	3,084,375	—	—	—
KB Star REIT	10,263,978	—	3,213,945	—
Parent Company
KB Financial Group Inc.	778,876	99,196	310,749	57,351
Others
Kookmin Bank	176,455,808	143,344,573	256,880,580	200,083,057
KB Asset Management Co., Ltd.	782	839,780	7,361	663,887
KB Real Estate Trust Co., Ltd.	215,636	937	350,619	23
KB Investment Co., Ltd.	1,666,529	6	1,842,385	8
KB Credit Information Co., Ltd.	—	—	148	5,764
KB Data System Co., Ltd.	8,483	5,749,905	904	987,085
KB Kookmin Card Co., Ltd.	57,063	837,257	204,462	1,022,457
KB Savings Bank Co., Ltd.	23	23	747	134
KB Capital Co., Ltd.	492,222	41,598	408,904	49,979
KB Insurance Co., Ltd	6,994,519	56,730,129	20,481,878	87,057,834
KB Life Insurance Co., Ltd.	1,112,355	469,723	1,155,123	299,682
KB Wisestar Private Real Estate Fund Investment Trust No. 1	110,292	—	82,655	—
Other funds	22,403,901	—	21,686,976	202,856
Retirement pension	1,230,487	—	926,696	—

125

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

(in thousands of Korean won)	2024		2023
	Revenue	Expenses	Revenue	Expenses
The Company
Employees	379,157	—	275,844	—

[1]	These companies are excluded from related parties during the year ended December 31, 2024 or 2023. The transaction amounts are up to the date of the exclusion.

(c) Significant loan and borrowing transactions with related parties for the years ended December 31, 2024 and 2023, are as follows:

	2024
(in thousands of Korean won)	Accounts	Beginning balance	Increase	Decrease	Other	Ending balance
Subsidiaries
Newstar Gimpo 1st Co., Ltd	Loans	16,300,000	41,400,000	(30,251,134)	9,691,092	37,139,958
Able MK 1st co.ltd [1]	Loans	30,806,681	—	(31,000,000)	193,319	—
KB Gold 1st Co.,Ltd. [1]	Loans	20,000,000	—	(20,000,000)	—	—
Able Dangjin 1st Co.,Ltd.	Loans	20,490,636	4,060,000	—	654,364	25,205,000
Newstar Sina 2nd Co., Ltd.	Loans	10,806,024	—	—	1,538,614	12,344,638
KB Tongyoung 1st Co., Ltd [1]	Loans	20,580,850	—	(20,710,000)	129,150	—
Able Wonchang 1st Co., Ltd.	Loans	8,460,892	—	—	763,827	9,224,719
Stoke 2nd Corp	Loans	—	73,000,000	—	(8,126,981)	64,873,019
ABLE GUNPO 1ST CO.,LTD.	Loans	—	10,000,000	—	(59,382)	9,940,618
Black Sapphire Holdings Co.,Ltd.	Loans	—	140,000,000	—	(405,153)	139,594,847
Newstar one-firm 2023-1 3rd. Co., Ltd. [1]	Corporate commercial papers	20,806,683	—	—	(20,806,683)	—
Newstar one-firm 2023-1 4th. Co., Ltd. [1]	Corporate commercial papers	52,262,896	—	—	(52,262,896)	—
Associates
KB Special Purpose Acquisition Company No.21	Hybrid bond with securities-like features	2,986,602	—	—	135,842	3,122,444
KB Special Purpose Acquisition Company No.22 [1]	Hybrid bond with securities-like features	2,984,646	—	—	(2,984,646)	—
KB Special Purpose Acquisition Company No.23 [1]	Hybrid bond with securities-like features	1,488,699			(1,488,699)	—
KB Special Purpose Acquisition Company No.25	Hybrid bond with securities-like features	2,025,184	—	—	(175,265)	1,849,919

126

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

	2024
(in thousands of Korean won)	Accounts	Beginning balance	Increase	Decrease	Other	Ending balance
KB Special Purpose Acquisition Company No.26	Hybrid bond with securities-like features	2,204,221	—	—	(53,795)	2,150,426
KB Special Purpose Acquisition Company No.27	Hybrid bond with securities-like features	6,053,752	—	—	(176,876)	5,876,876
KB Special Purpose Acquisition Company No.28	Hybrid bond with securities-like features	—	995,000	—	1,117,589	2,112,589
KB Special Purpose Acquisition Company No.29	Hybrid bond with securities-like features	—	1,490,000	—	1,525,480	3,015,480
KB Special Purpose Acquisition Company No.30	Hybrid bond with securities-like features	—	1,390,000	—	1,445,135	2,835,135
KB Special Purpose Acquisition Company No.31	Hybrid bond with securities-like features	—	2,190,000	—	2,111,082	4,301,082
Others
Kookmin Bank	Deposits [2]	367,980,199	—	—	125,572,198	493,552,397
	Borrowings	—	721,678,573	(721,678,573)	—	—
KB Kookmin Card Co., Ltd.	Debt Securities	30,127,334	—	(30,127,334)	—	—
Executives	Deposit Liabilities	635,217	283,283	(544,503)	—	373,997
The Company
Employees	Loans to employees	12,587,095	16,252,859	(5,351,154)	—	23,488,800

[1]	These companies are not related parties of the Company as at December 31, 2024.
[2]	Transactions such as settlement payments for business reasons and deposits that can be deposited and withdrawn at any time between related parties are disclosed in net amounts.

	2023
(in thousands of Korean won)	Accounts	Beginning balance	Increase	Decrease	Other	Ending balance
Subsidiaries
Newstar Gimpo 1st Co., Ltd	Loans	26,212,800	—	—	(9,912,800)	16,300,000
Able MK 1st co.ltd	Loans	15,898,523	15,000,000	—	(91,842)	30,806,681
Able Wonsi 1st Co., Ltd. [1]	Loans	14,201,867	—	(15,000,000)	798,133	—
KB NY 1st Co., Ltd. [1]	Loans	—	16,000,000	(16,000,000)	—	—
Newstar copper 2nd Co., Ltd. [1]	Loans	—	50,000,000	(50,000,000)	—	—
Newstar copper 3rd Co., Ltd. [1]	Loans	—	50,000,000	(50,000,000)	—	—
LB Irealand Private Real Estate Investment Trust 8	Loans	—	3,700,000	—	(3,700,000)	—
Shinhan Motor Term Loan B 1st Co., Ltd. [1]	Loans	—	23,101,884	(23,101,884)	—	—

127

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

	2023
(in thousands of Korean won)	Accounts	Beginning balance	Increase	Decrease	Other	Ending balance
Global Funding Segregated Portfolio Co. [1]	Loans	—	133,590,486	(133,590,486)	—	—
KB Gold 1st Co., Ltd.	Loans	—	20,000,000	—	—	20,000,000
Able Dangjin 1st Co., Ltd.	Loans	—	21,145,000	—	(654,364)	20,490,636
Newstar Sina 2nd Co., Ltd.	Loans	—	11,155,400	—	(349,376)	10,806,024
KB Tongyoung 1st Co., Ltd	Loans	—	20,710,000	—	(129,150)	20,580,850
Able Wonchang 1st Co., Ltd.	Loans	—	10,000,000	—	(1,539,108)	8,460,892
Newstar one-firm 2023-1 3rd. Co., Ltd.	Corporate commercial papers	—	21,000,000	—	(193,317)	20,806,683
Newstar one-firm 2023-1 4th. Co., Ltd.	Corporate commercial papers	—	52,900,000	—	(637,104)	52,262,896
Associates
KB Special Purpose Acquisition Company No.21	Hybrid bond with securities-like features	2,959,063	—	—	27,539	2,986,602
KB Special Purpose Acquisition Company No.22	Hybrid bond with securities-like features	1,972,075	—	—	1,012,571	2,984,646
KB Special Purpose Acquisition Company No.23 [1]	Hybrid bond with securities-like features	2,971,465	—	—	(1,482,766)	1,488,699
KB Special Purpose Acquisition Company No.24 [1]	Hybrid bond with securities-like features	6,975,000	—	(6,975,000)	—	—
KB Special Purpose Acquisition Company No.25	Hybrid bond with securities-like features	—	895,000	—	1,130,184	2,025,184
KB Special Purpose Acquisition Company No.26	Hybrid bond with securities-like features	—	995,000	—	1,209,221	2,204,221
KB Special Purpose Acquisition Company No.27	Hybrid bond with securities-like features	—	2,995,000	—	3,058,752	6,053,752
Others
Kookmin Bank	Deposits [2]	835,205,376	—	—	(467,225,177)	367,980,199
	Borrowings	—	1,122,753,325	(1,122,753,325)	—	—
KB Kookmin Card Co., Ltd.	Debt Securities	—	30,000,000	—	127,334	30,127,334
KB KBSTAR Money Market Active ETF	Debentures	—	20,000,000	(20,000,000)	—	—
KB Money Market Active Fund	Debentures	—	6,000,000	(6,000,000)	—	—
Executives	Deposit Liabilities	1,047,426	512,866	(925,075)	—	635,217
The Company
Employees	Loans to employees	11,640,893	3,959,599	(3,013,397)	—	12,587,095

[1]	These companies are not related parties of the Company as at December 31, 2023.
[2]	Transactions such as settlement payments for business reasons and deposits that can be deposited and withdrawn at any time between related parties are disclosed in net amounts.

128

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

In addition to the above, the balance of hybrid securities held by KB Financial Group Inc., issued by the Company as at December 31, 2024, is ~~W~~530,000 million (2023 : ~~W~~530,000 million), and the related dividend payment for the year ended December 31, 2024 is ~~W~~31,913 million (2023 : ~~W~~20,763 million).

And the dividend paid by the Company to KB Financial Group Inc., the parent company, through disposal of retained earnings in 2023 during the year ended December 31, 2024 is ~~W~~150,000 million (2023 : ~~W~~100,000 million).

Meanwhile, the above financial transactions do not include details of increases or decreases in deposits that occur for business reasons between related parties.

(d) Other transactions with related parties for the years ended December 31, 2024 and 2023, are as follows:

(In thousands of Korean won)	2024
	Contribution	Collection and others
Subsidiaries
KB Pre-IPO 2nd (TCB) New Technology Business Investment Fund	—	3,885,000
Pacific US BlackRock Private Placement Real Estate Fund Investment Trust No. 15	933,277	7,677,053
Mangrove Feeder Fund	—	17,900,820
K-1 23th Yeoksam Real Estate Investment Trust Company	—	15,000,000
KB Securities ESG Value Enhancement Fund	1,000,000	—
E&F Backsapphire Private Equity Fund	40,000,000	—
Global One Professional Investment Type Private U.S. Real Estate Investment Trust No. 2(H)	1,476,026	—
Keppel Private Real Estate Investment Trust No.13	—	25,000,000
Associates
KB Special Purpose Acquisition Company No.22 [1]	—	10,000
KB Special Purpose Acquisition Company No.28	5,000	—
KB Special Purpose Acquisition Company No.29	10,000	—
KB Special Purpose Acquisition Company No.30	10,000	—
KB Special Purpose Acquisition Company No.31	10,000	—
KB New Paradigm Agriculture Venture Fund	—	825,000
KB KONEX Market Vitalization Fund	—	75,000
KB-KDBC New Technology Business Investment Fund	—	300,000
KBTS Technology Venture Private Equity Fund	—	704,000
KB-SJ Tourism Venture Fund	—	4,030,000
KB-Stonebridge Secondary Private Equity Fund	—	190,539
KB-UTC Inno-Tech Venture Fund	—	112,500
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	4,482,000	3,889,195
KB Material and Parts No. 1 PEF [1]	—	3,400,000
KB Global Commerce Private Equity Investment Fund [1]	—	7,000,000
KB-KTB Technology Venture Fund	2,000,000	—
KB Digital Platform Fund	10,000,000	—
KB-SOLIDUS Healthcare Investment Fund	1,300,000	—
KB-BridgePole Venture Investment Fund [1]	—	136,000

129

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

KB-Kyobo New Mobility Power Fund [1]	—	3,000,000
JS Private Equity Fund III	—	754,979
POSITVE Sobujang Venture Fund #1	—	1,120,879
KB-NP Green ESG New Technology Venture Capital Fund	7,920,000	—
LAKEWOOD-AVES Fund No.1 [1]	—	2,000,000
KB-SUSUNG 1st Investment Fund	—	924,000
Friend 55 New Technology Business Investment Fund [1]	—	1,200,000
Bitgoeul Cheomdan Green 1st Co., Ltd.	152,000	—
DSIP-Pharos Bioenergy Fund [1]	—	4,000,000
Shinhan-Eco Venture Fund 2nd	225,000	—
2023 JB Newtech No.2 Fund	—	394,443
U-KB Credit No.1 Private Equity	279,070	—
Timefolio Athleisure Investment Fund	4,000,000	—
COMPA Global Scale-Up Fund No.3	1,000,000	—
AKK Robotech Valueup New Technology Investment Fund	1,000,000	—
YG MCE PROJECT No.1 Fund	1,500,000	—
HI YG Win-win Fund No.2	2,000,000	—
KB-CJ Venture Fund 1st	1,800,000	—
Elohim-Bilanx aerospace No.1 Fund	2,000,000	—
KB-SUSUNG 1st Investment Fund	2,000,000	—
IMM global Secondary 1-1 Equity Private Fund	2,819,038	—
LIB Material Investment Fund	4,098,144	—
NOVORSEC-SJG Consumer Secondary Fund	1,700,000	—
KBSBI Global High-tech Strategic Private Equity Investment Limited Partnership	5,059,098	—
KB-Cyrus Tourism Venture Fund	1,000,000	—
IBKS Design Fund	2,000,000	—
NICE DATA INTELLIGENCE VENTURE FUND	1,000,000	—
Pectus Hanwha Fund No.2	2,000,000	—
KB-IMM Newstar Real Estate Private Fund 1	20,897,275	—
Others
KB BMO Senior Loan Private Special Asset Fund 2	—	5,119,216
KB Overseas Investment Private Real Estate Investment Trust No. 22	2,728,938	853,778
KB Global Platform Fund	—	2,540,000
Paramark KB Fund I	2,710,000	—
KB Prime Digital Platform Fund	900,000	—
KB Scale-up Fund No.2	1,500,000	—
KB Global Platform Fund No.2	3,600,000	—
KB Overseas Investment Private Real Estate Investment Trust No. 35	50,535	—
KB North America Jefferies Private Special Asset Investment Trust No.2	38,129	—
KB KBSTAR Money Market Active	10,090,203	81,692,923
KB KBSTAR US Short-Term IG Corporate Bond ETF	—	30,915,000
KB Wise star General Real Estate Fund 22	—	96,145,931
Mirae Asset ESG Infrastructure General Investors Private Equity Fund No. 1	372,857	—
KB BXC GREEN CREDIT Infra General Private Special Asset Fund 2	64,458	—
KB Apax Global Buyout Fund	2,669,708	—
KB Global Infra Private Special Asset Fund No.6	2,006,602	—
KB Global Senior Loan Private Fund No.1(USD)	5,996,748	—
Startup Korea KB Secondary Fund	1,500,000	—

[1]	These companies are not related parties of the Company as at December 31, 2024.

130

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

(In thousands of Korean won)	2023
	Contribution	Collection and others
Subsidiaries
KB Pre-IPO 2nd (TCB) New Technology Business Investment Fund	—	450,000
Pacific US BlackRock Private Placement Real Estate Fund Investment Trust No. 15	—	3,883,952
DAOL KTB Aircraft Private Investment Trust No.21-1 [1]	—	27,752,839
Mangrove Feeder Fund	—	37,620,511
JB Dry Street Private Fund 1	—	734,280
JB Australia108 Private Fund 1	—	531,652
JB Forge Private Fund 1	—	380,598
JB Hall Street Private Fund 1	—	688,193
JB Margaret Street Private Fund 1	—	196,130
Hanwha US Equity Strategy Private Real Estate Fund 3 [1]	—	2,784,410
Star-Lord AlphaFlux General Investors Private Real Estate Investment Company No.11	44,900,000	—
KB KBSTAR US Short-Term IG Corporate Bond ETF [1]	—	20,000,000
K-1 23th Yeoksam Real Estate Investment Trust Company	46,050,000	—
KB Securities ESG Value Enhancement Fund	1,000,000	—
Keppel Private Real Estate Investment Trust No.13	69,400,000	5,000,000
Associates
KB Special Purpose Acquisition Company No.23 [1]	—	5,000
KB Special Purpose Acquisition Company No.24 [1]	—	25,000
KB Special Purpose Acquisition Company No.25	5,000	—
KB Special Purpose Acquisition Company No.26	5,000	—
KB Special Purpose Acquisition Company No.27	5,000	—
KBTS Technology Venture Private Equity Fund	—	192,000
KB-Brain KOSDAQ Scale-Up Fund	—	4,950,000
KB-Stonebridge Secondary Private Equity Fund	—	1,989,771
KB-UTC Inno-Tech Venture Fund	—	750,000
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	900,000	1,116,868
December & Company Inc. [1]	—	1,502,531
KB-KTB Technology Venture Fund	2,000,000	—
KB Digital Platform Fund	8,500,000	—
KB-SOLIDUS Healthcare Investment Fund [1]	1,283,333	—
KB-BridgePole Venture Investment Fund	—	714,000
SKS-VLP Fund No.2 [1]	—	1,155,560
KB-NP Green ESG New Technology Venture Capital Fund	4,440,000	—
PEBBLES-MW M·C·E New Technology Investment Fund 1st [1]	—	2,000,000
LAKEWOOD-AVES Fund No.1	2,000,000	—
MW-Pyco NewWave New Technology Investment Fund 4th	2,000,000	—
KB-SUSUNG 1st Investment Fund	2,000,000	—
Friend 55 New Technology Business Investment Fund	1,200,000	—
Bitgoeul Cheomdan Green 1st Co., Ltd.	190,000	—
DSIP-Pharos Bioenergy Fund	4,000,000	—
Shinhan-Eco Venture Fund 2nd	1,825,000	—
Leading H2O Fund 1	1,500,000	—
2023 JB Newtech No.2 Fund	1,800,000	—
U-KB Credit No.1 Private Equity	4,813,953	—
KB-BridgePole Venture Investment Fund #2	1,500,000	—
Sirius Silicon Valle I New Technology Fund	500,000	—
Others
KB Multi Alpha Plus Private Fund 1	—	9,660,781
KB BMO Senior Loan Private Special Asset Fund 2	—	3,715,625
KB Overseas Investment Private Real Estate Investment Trust No. 22	5,267,782	878,418

131

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

KB Wisestar Private Real Estate Fund Investment Trust No. 1	—	63,331
KB New Deal Innovation Fund	3,200,000	—
Paramark KB Fund I	1,114,000	—
KB Secondary Plus Fund	1,181,000	—
KB Prime Digital Platform Fund	1,575,000	—
KB Scale-up Fund No.2	1,500,000	—
KB Global Platform Fund No.2	3,600,000	—
KB KBSTAR Nov 2023 Term Credit ETF	511,450	11,045,000
KB North America Jefferies Private Special Asset Investment Trust No.1	6,660,127	134,601
KB North America Jefferies Private Special Asset Investment Trust No.2	363,500	14,919
KB KBSTAR Money Market Active	282,331,192	51,217,601
KB Corporation Dollar MMF(USD)	26,440,000	—
KB Wise star General Real Estate Fund 22	101,400,000	3,972,650
Mirae Asset ESG Infrastructure General Investors Private Equity Fund No. 1	48	—
KB BXC GREEN CREDIT Infra General Private Special Asset Fund 2	9,271	—

[1]	These companies are not related parties of the Company as at December 31, 2023.

(e) Details of payment guarantees and other similar contracts with related parties as at December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	Description	Amounts
		2024	2023
KB Securities Vietnam Joint Stock Company	Payment guarantees	76,440,000	94,126,200
KB Securities Hong Kong Ltd.	Payment guarantees	173,460,000	152,149,200
Able Gwonseon 1st Co., Ltd. [1]	Private placement bonds purchase agreement	18,000,000	11,000,000
Newstar IP Co., Ltd. [1]	Private placement bonds purchase agreement	—	50,700,000
Able Gongpyeong 1st Co.,Ltd	Private placement bonds purchase agreement	76,000,000	20,000,000
Newstar Believe Co., Ltd. [1]	Private placement bonds purchase agreement	—	7,500,000
ABR Joongang2 1st Co.,Ltd [1]	Private placement bonds purchase agreement	—	18,987,500
Able Gasan 1st Co., Ltd. [1]	Private placement bonds purchase agreement	—	24,500,000
Able Sewoon Co., Ltd.	Private placement bonds purchase agreement	22,600,000	31,300,000
Zitaress 1st Co., Ltd.	Private placement bonds purchase agreement	19,950,000	25,250,000
Able Beomeo-one Co., Ltd.	Private placement bonds purchase agreement	30,000,000	30,000,000
KB Infra 2nd Co., Ltd. [1]	Private placement bonds purchase agreement	—	28,000,000
Newstar Sina Co., Ltd. [1]	Private placement bonds purchase agreement	—	26,561,640
Newstar Plus 1st Co., Ltd. [1]	Private placement bonds purchase agreement	—	16,000,000
Able PT 1st Co., Ltd [1]	Private placement bonds purchase agreement	—	5,000,000
KB Mapo 2nd Co.,Ltd.	Private placement bonds purchase agreement	10,000,000	10,000,000

132

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

(in thousands of Korean won)	Description	Amounts
		2024	2023
KB MyeongJi 1st Co.,Ltd.	Private placement bonds purchase agreement	16,300,000	18,800,000
KB Osansegyo 2nd Co.,Ltd. [1]	Private placement bonds purchase agreement	—	3,853,300
Newstar Gimpo 4th Co.,Ltd.	Private placement bonds purchase agreement	7,000,000	7,000,000
Newstar Wave 1st Co., Ltd.	Private placement bonds purchase agreement	36,477,778	40,000,000
Lamdamine 1st Co.,Ltd [1]	Private placement bonds purchase agreement	—	66,636,000
Able Dosan 1st Co., Ltd	Private placement bonds purchase agreement	2,555,024	14,555,024
Able Maseok 1st Co., Ltd.	Private placement bonds purchase agreement	16,800,000	46,400,000
HD Value 1st Co., Ltd. [1]	Private placement bonds purchase agreement	—	3,000,000
TW Seocho 2nd Co., Ltd.	Private placement bonds purchase agreement	30,000,000	30,000,000
TW Seocho 1st Co., Ltd.	Private placement bonds purchase agreement	220,000,000	220,000,000
Powerplay 1st Co., Ltd.	Private placement bonds purchase agreement	15,000,000	15,000,000
Able Next 1st Co., Ltd	Private placement bonds purchase agreement	21,000,000	21,000,000
Newstar Enerbil 1st Co., Ltd. [1]	Private placement bonds purchase agreement	—	100,000,000
YSMC 1st Co., Ltd.	Private placement bonds purchase agreement	49,500,000	49,500,000
KB SmartSchool 1st Co., Ltd. [1]	Private placement bonds purchase agreement	—	16,000,000
Bighouse 7th Co., Ltd. [1]	Private placement bonds purchase agreement	—	130,000,000
Gyeongsan Logis 1st Co., Ltd	Private placement bonds purchase agreement	18,000,000	38,000,000
KB Samyoung Co., Ltd. [1]	Private placement bonds purchase agreement	—	6,000,000
Stoke 2nd Corp [1]	Private placement bonds purchase agreement	—	73,000,000
Newstar Seongnam 1st Co.,Ltd	Private placement bonds purchase agreement	16,000,000	35,000,000
KPS Sihwa 1st Co., Ltd.	Private placement bonds purchase agreement	266,000,000	257,000,000
GDIC 2nd co.ltd [1]	Private placement bonds purchase agreement	—	18,000,000
Newstar NRB First Co., Ltd.	Private placement bonds purchase agreement	19,048,545	29,705,366
Able Dongtan 1st Co., Ltd. [1]	Private placement bonds purchase agreement	—	13,312,000
Newstar Gimpo 5th Co.,Ltd. [1]	Private placement bonds purchase agreement	—	36,000,000
Able Banpo 1st Co., Ltd. [1]	Private placement bonds purchase agreement	—	15,000,000
Able Banpo 2nd Co., Ltd. [1]	Private placement bonds purchase agreement	—	10,000,000
Newstar one-firm 2023-1 5th. Co., Ltd. [1]	Private placement bonds purchase agreement	—	77,500,000
Able alpha Co., Ltd.	Private placement bonds purchase agreement	31,000,000	31,000,000
French Shine 1st Co., Ltd. [1]	Private placement bonds purchase agreement	—	20,000,000

133

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

(in thousands of Korean won)	Description	Amounts
		2023	2022
Able Yongdap 2nd Co., Ltd. [1]	Private placement bonds purchase agreement	—	29,000,000
Able Bonri 1st Co., Ltd. [1]	Private placement bonds purchase agreement	—	140,000,000
Newstar JH Center Co., Ltd.	Private placement bonds purchase agreement	—	50,000,000
Able TY 2nd Co., Ltd. [1]	Private placement bonds purchase agreement	—	15,000,000
Able Eunhwasam 2nd Co., Ltd.	Private placement bonds purchase agreement	40,000,000	100,000,000
Newstar Yangju Station 1st Co., Ltd.[1]	Private placement bonds purchase agreement	—	8,000,000
Able Chowall 2nd Co., Ltd. [1]	Private placement bonds purchase agreement	—	13,100,000
Newstar Sina 2nd Co., Ltd.	Private placement bonds purchase agreement	56,900,000	56,900,000
Newstar Gimpo 7th Co.,Ltd.	Private placement bonds purchase agreement	93,600,000	—
NewStar Yui the 1st	Private placement bonds purchase agreement	70,000,000	—
able hi position 1st	Private placement bonds purchase agreement	100,000,000	—
Graha 2nd Co., Ltd.	Private placement bonds purchase agreement	20,000,000	—
Breeze Air Primary Co.,Ltd.	Private placement bonds purchase agreement	100,000,000	—
TRUE HOUSE FIRST CO., LTD.	Private placement bonds purchase agreement	30,000,000	—
ABLE GUNPO 1ST CO.,LTD.	Private placement bonds purchase agreement	40,000,000	—
Able Yongin Wonsam 2nd Co.,Ltd.	Private placement bonds purchase agreement	50,000,000	—
NEWSTAR EXPER 1ST CO.,LTD.	Private placement bonds purchase agreement	588,000,000	—
NEW STAR L CARD 1ST CO.,LTD.	Private placement bonds purchase agreement	148,500,000	—
THE APOGEE THE FIRST CO.,LTD.	Private placement bonds purchase agreement	39,000,000	—
Able Civic 4th Co., Ltd.	Private placement bonds purchase agreement	150,000,000	—
Olivia 1st Co.,Ltd.	Private placement bonds purchase agreement	73,000,000	—
EULJI NAIN 1ST CO.,LTD.	Private placement bonds purchase agreement	120,000,000	—
KB Star Galaxy Towers REIT	Replenishment of loan B	40,000,000	40,000,000

[1]	These companies are not related parties of the Company as at December 31, 2024.

As at December 31, 2024, the Company recognizes financial guarantee liability amounting to ~~W~~80,493 million (~~W~~37,689 million in 2023) in conjunction with the above.

134

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

Details of assets pledged as collateral to related parties as at December 31, 2024 and 2023 are as follows:

(a) Assets provided as collateral

(in thousands of Korean won)	Details of assets pledged	2024		2023
		Carrying amount	Collateralized amount	Carrying amount	Collateralized amount
Other relative parties
Kookmin Bank	Time deposits and others	173,000,000	167,000,000	173,000,000	167,000,000
	Bonds denominated in Korean won	19,197,211	20,000,000	65,755,400	71,244,339
KB Insurance Co., Ltd.	Bonds denominated in Korean won	92,936,186	91,962,000	40,354,299	48,000,000

(b)	Assets received as collateral

(in thousands of Korean won)	Details of assets pledged	2024	2023
		Collateralized amount	Collateralized amount
Other relative parties
Kookmin Bank	Bonds denominated in Korean won	108,891,000	77,000,000
KB Insurance Co., Ltd.	Bonds denominated in Korean won	10,000,000	10,000,000

As at December 31, 2024, the Company has ~~W~~140,000 million (~~W~~140,000 million in 2023) of credit line such as loan agreement. And the company has entered into a CLS (Foreign Exchange Simultaneous Settlement) third-party service agreement with Kookmin Bank Co., Ltd., and according to the related agreement, it can receive intraday liquidity of USD 500 million on the condition of repayment on the settlement date.

135

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

(f) Details of unused loan commitments provided to the related parties as at December 31, 2024 and 2023, are as follows:

(In thousands of Korean won)	Details	Amounts
		2024	2023
KB BMO Senior Loan Private Special Asset Fund 2	Purchase agreements of securities	22,616	19,837
KB Global Infra Private Special Asset Fund No.5	Purchase agreements of securities	—	4,999,773
KB Global Infra Private Special Asset Fund No.6	Purchase agreements of securities	2,993,171	4,999,773
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	Purchase agreements of securities	2,262,000	6,744,000
KB-KTB Technology Venture Fund	Purchase agreements of securities	—	2,000,000
Paramark KB Fund I	Purchase agreements of securities	2,120,000	4,830,000
KB-SOLIDUS Healthcare Investment Fund	Purchase agreements of securities	1,316,667	2,616,667
KB Digital Platform Fund	Purchase agreements of securities	22,000,000	32,000,000
KB-NP Green ESG New Technology Venture Capital Fund	Purchase agreements of securities	3,900,000	11,820,000
KB Prime Digital Platform Fund	Purchase agreements of securities	1,125,000	2,025,000
KB Scale-up Fund No.2	Purchase agreements of securities	5,500,000	7,000,000
KB Overseas Investment Private Real Estate Investment Trust No. 22	Purchase agreements of securities	7,709,267	8,547,444
KB Global Platform Fund No.2	Purchase agreements of securities	7,800,000	11,400,000
KB North America Jefferies Private Special Asset Investment Trust No.1	Purchase agreements of securities	6,416,289	5,628,002
KB North America Jefferies Private Special Asset Investment Trust No.2	Purchase agreements of securities	337,699	296,211
KB Securities ESG Value Enhancement Fund	Purchase agreements of securities	1,000,000	2,000,000
Mirae Asset ESG Infrastructure General Investors Private Equity Fund No. 1	Purchase agreements of securities	727,095	999,952
U-KB Credit No.1 Private Equity	Purchase agreements of securities	24,906,977	25,186,047
KB Wisestar Private Real Estate Fund Investment Trust No. 1	Purchase agreements of securities	19,000	19,000
Shinhan-Eco Venture Fund 2nd	Purchase agreements of securities	450,000	675,000
Pacific US BlackRock Private Placement Real Estate Fund Investment Trust No. 15	Purchase agreements of securities	5,249,825	4,604,847
KB Apax Global Buyout Fund	Purchase agreements of securities	13,069,562	—
KB-CJ Venture Fund 1st	Purchase agreements of securities	4,200,000	—
KB-Cyrus Tourism Venture Fund	Purchase agreements of securities	4,000,000	—

The Company received credit card commitment amounting to ~~W~~23,000 million and ~~W~~21,000 million from Kookmin Card Co., Ltd. as at December 31, 2024 and 2023.

136

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

(g) Debt instruments purchased or sold via the Company by the related party for the years ended December 31, 2024 and 2023, are as follows.

(in thousands of Korean won)	2024
	Sale	Purchase [1]
KB Financial Group Inc.	—	20,000,000
Kookmin Bank	8,981,924,390	8,213,942,162
KB Insurance Co., Ltd	969,601,763	395,133,652
KB Life Insurance Co., Ltd.	538,960,937	431,117,063
KB Capital Co., Ltd.	—	220,000,000
KB Kookmin Card Co., Ltd.	—	130,000,000

[1]	Debt instruments issued by the related party and purchased by the Company for the year ended December 31, 2024, are included.

(in thousands of Korean won)	2023
	Sale	Purchase [1]
KB Financial Group Inc.	100,000,000	10,000,000
Kookmin Bank	8,337,914,587	6,100,690,240
KB Insurance Co., Ltd	1,152,899,667	143,965,590
KB Life Insurance Co., Ltd.	306,016,495	194,318,211
KB Capital Co., Ltd.	—	160,000,000
KB Kookmin Card Co., Ltd.	—	140,000,000

[1]	Debt instruments issued by the related party and purchased by the Company for the year ended December31, 2023, are included.

(h) The key management includes directors, members of BOD, CFO, person in charge for internal audit and their compensation for the years ended December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Salaries	17,868,966	18,416,550
Post-employment benefits	845,549	735,519
Share-based payment	3,374,416	12,581,278

	22,088,931	31,733,347

137

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

43. Supplemental Cash Flow Information

Adjustments for non-cash items of cash flows from operating activities for the years ended December 31, 2024 and 2023, consist of the following:

(in thousands of Korean won)	2024	2023
Interest income	(1,610,651,942)	(1,537,708,875)
Interest expenses	1,065,865,475	992,875,403
Dividend income and distribution income	(117,286,518)	(77,680,569)
Tax expenses	159,145,243	89,090,738
Gains on valuation of financial assets (liabilities) required to be mandatorily measured at FVTPL	(586,972,662)	(754,257,931)
Losses on valuation of financial assets (liabilities) required to be mandatorily measured at FVTPL	502,170,251	308,178,282
Gains on valuation of financial assets (liabilities) designated at FVTPL	(138,878,158)	(453,463,878)
Losses on valuation of financial assets (liabilities) designated at FVTPL	187,567,451	364,302,519
Gains on valuation of derivative financial assets (liabilities)	(1,225,232,700)	(1,874,880,235)
Losses on valuation of derivative financial assets (liabilities)	1,421,399,514	2,085,890,005
Gains or losses on disposal of financial assets at FVOCI	(12,705,258)	(184,425)
Foreign currency translations	(134,091,544)	(15,598,053)
Provision for allowances for loan losses	30,747,326	48,246,326
Gains on disposal of investments in associates and subsidiaries	(1,514,967)	(3,397,291)
Losses on disposal of investments in associates and subsidiaries	4,100,665	2,096,405
Impairment loss on investments in associates and subsidiaries	33,504,383	191,619,709
Reversal of impairment loss on investments in associates and subsidiaries	—	(1,058,949)
Depreciation	46,840,067	45,160,375
Amortization	54,188,259	39,590,256
Others	109,629,978	173,755,877
	(212,175,137)	(377,424,311)

Changes in operating assets and liabilities of cash flows for the years ended December 31, 2024 and 2023, consist of the following:

(in thousands of Korean won)	2024	2023
Deposits in financial institutions	(297,268,056)	669,544,845
Financial assets required to be mandatorily measured at FVTPL	(1,153,991,254)	(5,933,892,829)
Derivative financial instruments/liabilities (net)	(348,273,848)	(151,927,532)
Loans measured at amortised cost	(104,166,385)	(1,423,731,225)
Other assets	1,233,845,865	(1,376,161,253)
Deposit liabilities	422,169,426	263,150,620
Financial liabilities required to be mandatorily measured at FVTPL	(185,579,133)	658,321,625
Financial liabilities designated at FVTPL	(21,982,796)	(2,095,492,105)
Defined benefit obligation	(22,582,524)	(21,194,712)
Securities sold under repurchase agreements	325,265,250	1,401,255,684
Other liabilities	(1,703,393,747)	1,427,718,663

	(1,855,957,202)	(6,582,408,219)

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KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

Changes in liabilities of cash flows from financing activities for the years ended December 31, 2024 and 2023, consist of the following:

	2024
(in thousands of Korean won)	Borrowings	Debentures	Guarantee deposits	Lease liabilities	Other liabilities	Total
Beginning balance (net)	19,302,611,398	2,512,458,951	8,274,358	97,681,939	6,947,805	21,927,974,451
Cash Transactions	1,848,040,494	890,000,000	50,069	(34,529,149)	—	2,703,561,414
Non-cash transactions	1,249,634	52,952,517	162,530	37,087,835	(5,588,197)	85,864,319

Ending balance(net)	21,151,901,526	3,455,411,468	8,486,957	100,240,625	1,359,608	24,717,400,184

	2023
(in thousands of Korean won)	Borrowings	Debentures	Guarantee deposits	Lease liabilities	Other liabilities	Total
Beginning balance (net)	14,547,851,443	1,846,425,389	7,940,809	121,082,291	2,952,757	16,526,252,689
Cash Transactions	4,754,831,923	660,000,000	1,071,977	(31,662,680)	—	5,384,241,220
Non-cash transactions	(71,968)	6,033,562	(738,428)	8,262,328	3,995,048	17,480,542

Ending balance(net)	19,302,611,398	2,512,458,951	8,274,358	97,681,939	6,947,805	21,927,974,451

44. Non-cash Transactions

Significant non-cash transactions from investing activities and financing activities which are not included in the separate statements of cash flows for the years ended December 31, 2024 and 2023, are as follows:

(in thousands of Korean won)	2024	2023
Increase due to gains on valuation of financial assets at FVOCI	7,960,792	75,542,357

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Report on Independent Auditor’s Review of Internal Control over Financial Reporting

(English Translation of a Report Originally Issued in Korean)

To the Board of Directors and Shareholders of

KB Securities Co.,Ltd.

We have reviewed the accompanying management’s report on the effectiveness of Internal Control over Financial Reporting (“ICFR”) of KB Securities Co.,Ltd. (the “Company”) as of December 31, 2024. The Company’s management is responsible for designing and operating ICFR and for its assessment of the effectiveness of ICFR. Our responsibility is to review the management’s report on the effectiveness of ICFR and issue a report based on our review. The management’s report on the effectiveness of ICFR of the Company states that “Based on the assessment results, Chief Executive Officer and ICFR Officer believe that the Company’s ICFR, as at December 31, 2024, is designed and operating effectively, in all material respects, in accordance with Conceptual Framework for Designing and Operating Internal Control over Financial Reporting”

Our review was conducted in accordance with ICFR review standards established by the Korean Institute of Certified Public Accountants. Those standards require that we plan and perform, in all material respects, the review of the management’s report on the effectiveness of ICFR to obtain a lower level of assurance than an audit. A review is to obtain an understanding of a company’s ICFR and consists principally of inquiries of management and, when deemed necessary, a limited inspection of underlying documents, which is substantially less in scope than an audit.

An entity’s ICFR is a process effected by those charged with governance, management, and other personnel, designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea. An entity’s ICFR includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and those charged with governance; and (3) provide reasonable assurance regarding prevention, or timely detection and correction of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, ICFR may not prevent, or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that causes us to believe that the management’s report on the effectiveness of ICFR, referred to above, is not presented fairly, in all material respects, in accordance with the Best Practice Guideline for Evaluating and Reporting of Internal Control over Financial Reporting.

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Our review is based on the Company’s ICFR as of December 31, 2024, and we did not review management’s assessment of its ICFR subsequent to December 31, 2024. This report has been prepared pursuant to the Acts on External Audit for Stock Companies, etc. in Korea and may not be appropriate for other purposes or for other users.

/s/ Samil PricewaterhouseCoopers

March 5, 2025

This report is effective as at March 5, 2025, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the Company’s internal control over financial reporting thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

141

Report on the Effectiveness of Internal Control over Financial Reporting

(English Translation of a Report Originally Issued in Korean)

To the Shareholders, Board of Directors and Audit Committee of

KB Securities Co., Ltd.

We, as the Chief Executive Officer (“CEO”) and the Internal Control over Financial Reporting (“ICFR”) Officer of KB Securities Co., Ltd. (the “Company”), assessed the effectiveness of the design and operation of the Company’s Internal Control over Financial Reporting for the year ended December 31, 2024.

The Company’s management, including ourselves, is responsible for designing and operating ICFR. We assessed the design and operating effectiveness of ICFR in the prevention and detection of an error or fraud which may cause material misstatements in the preparation and disclosure of reliable financial statements.

We designed and operated ICFR in accordance with ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’ established by the Operating Committee of Internal Control over Financial Reporting in Korea (the “ICFR Committee”). And we conducted an evaluation of ICFR based on ‘Best Practice Guideline for Evaluating and Reporting Effectiveness of Internal Control over Financial Reporting’ established by the ICFR Committee.

Based on the assessment results, we believe that the Company’s ICFR, as at December 31, 2024, is designed and operated effectively, in all material respects, in conformity with ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’.

We certify that this report does not contain any untrue statement of a fact, or omit to state a fact necessary to be presented herein. We also certify that this report does not contain or present any statement which cause material misunderstandings, and we have reviewed and verified this report with sufficient due care.

February 21, 2025

Kim, Sung Hyun, Chief Executive Officer

Chang, Seung Ho, Internal Accounting Controller Officer

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